Form 10-K, Exhibit 13
ILLINOIS POWER CO
filed 1995-03-30
CIK 49816

ILLINOVA CORPORATION PROXY STATEMENT
             AND 1994 ANNUAL REPORT TO SHAREHOLDERS

notice of annual meeting of shareholders
----------------------------------------

Proxy Statement Table of Contents
Notice of Annual Meeting . . . . . . . . . . . . . .   2

Proxy Statement  . . . . . . . . . . . . . . . . . .   3

Appendix:
1994 Annual Report to Shareholders . . . . . . . . .  A-1

TO THE SHAREHOLDERS OF ILLINOVA CORPORATION:

     Notice is Hereby Given that the Annual Meeting of Shareholders of Illinova Corporation (the "Company") will be held on April 12, 1995, at 10:00 A.M., at its Corporate Headquarters, 500 South 27th Street, Decatur, Illinois 62525-1805, for the following purposes:
     (1) To elect the Board of Directors for the ensuing year.
     (2) To transact any other business which may properly come before the meeting or any adjournment.
     Shareholders of record at the close of business on February 13, 1995, will be entitled to notice of and to vote at the Annual Meeting.
By Order of the Board of Directors,





Leah Manning Stetzner,
General Counsel and Corporate Secretary

Decatur, Illinois
March 1, 1995


IMPORTANT

     The Company invites each of its approximately 38,700 shareholders to attend the Annual Meeting. Shareholders will be admitted upon verification of record share ownership at the admission desk. Shareholders who own shares through banks, brokerage firms, nominees or other account custodians must present proof of beneficial share ownership (such as a brokerage account statement) at the admission desk. If you are unable to be present at the meeting, it is important that you, whether the owner of one or many shares, sign and return the enclosed proxy. An envelope on which postage will be paid by the Company is enclosed for that purpose.
     Return of your executed proxy will ensure you are represented at the Annual Meeting. Your cooperation will be greatly appreciated.

proxy statement
---------------

SOLICITATION AND REVOCATION OF PROXIES

     This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of the Company, for use at the Annual Meeting of Shareholders to be held at the office of the Company, 500 South 27th Street, Decatur, Illinois 62525-1805, on Wednesday, April 12, 1995, at 10:00 A.M., and at any adjournment thereof (the "Annual Meeting"). Any shareholder giving a proxy may revoke it at any time by giving a later proxy or by giving written notice of revocation to the Corporate Secretary of the Company prior to the Annual Meeting. All duly executed proxies received prior to the Annual Meeting will be voted.

     Shares credited to the accounts of participants in the Company's Automatic Reinvestment and Stock Purchase Plan,
Employees Stock Ownership Plan and Incentive Savings Plans will be voted in accordance with the instructions of the participants or otherwise in accordance with the terms of such plans.

VOTING RIGHTS

     Shareholders of record at the close of business on Monday, February 13, 1995 (the "Record Date"), will be entitled to receive notice of and to vote at the Annual Meeting. As of such date, the Company had outstanding 75,643,937 shares of Common Stock. Shareholders who are present at the Annual Meeting in person or by proxy will be entitled to one vote for each share of the Company's Common Stock which they held of record at the close of business on the Record Date.

     When voting for candidates nominated to serve as directors, all shareholders will be entitled to 12 votes (the number of directors to be elected) for each of their shares and may cast all of their votes for any one candidate whose name has been placed in nomination prior to the voting or distribute their votes among two or more such candidates in such proportions as they may determine. In voting upon other matters presented for consideration at the Annual Meeting, each shareholder will be entitled to one vote for each share of Common Stock held of record at the close of business on the Record Date. The affirmative vote of the holders of a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required for the election of directors.

ANNUAL REPORT, PROXY AND PROXY STATEMENT

     Accompanying this Proxy Statement, which includes Consolidated Financial Statements, is a Notice of Annual Meeting of Shareholders, a form of Proxy and the Summary Annual Report to Shareholders covering operations of the Company for the year 1994. This Proxy Statement and accompanying documents are first being mailed to shareholders on or about March 1, 1995.

BOARD OF DIRECTORS

     Information Regarding
     The Board Of Directors

     The Board of Directors held four Board meetings from the completion date of the holding company restructuring in May 1994 (hereinafter called the Company's organization) through December 31, 1994. Other than Ms. von Ferstel and Mr. Zimmerman, all directors attended at least 75% of the aggregate meetings of the Board and Committees of which they were members during 1994. The Board has four standing committees: the Audit Committee, the Finance Committee, the Compensation and Nominating Committee, and the Corporate Strategy Committee.

     The duties and members of the standing committees are:

     Audit Committee
     ---------------

     (1) Review with the Chairman, President and Chief Executive Officer and the independent accountants the scope and adequacy of the Company's system of internal controls; (2) review the scope and results of the annual examination performed by the independent accountants; (3) review the activities of the Company's internal auditors; (4) report its findings to the Board and provide a line of communication between the Board and both the internal auditors and the independent accountants; and
(5) recommend to the Board the appointment of the independent accountants and approval of the services performed by the independent accountants, considering their independence with regard thereto.

     The Audit Committee met once from the date of the Company's organization in May 1994 through December 31, 1994.

     This Committee consists of the following non-employee directors ("Outside Directors"): Vernon K. Zimmerman, Chairman,
Richard R. Berry, Donald E. Lasater, Robert M. Powers, Walter M.
Vannoy, and Marilou von Ferstel.

     Finance Committee
     -----------------

     (1) Review management's capital and operations and maintenance expenditure budgets, financial forecasts and financing program, and make recommendations to the Board regarding the approval of such budgets and plans; (2) review the Company's banking relationships, short-term borrowing arrangements, dividend policies, arrangements with the transfer agent and registrar, investment objectives and the performance of the Company's pension funds, evaluate fund managers, and make recommendations to the Board concerning such matters; and (3) act in an advisory capacity to management, the Board of Directors, and the Chairman, President and Chief Executive Officer on other financial matters as they may arise.

     The Finance Committee met three times from the date of the Company's organization in May 1994 through December 31,
1994.

     This Committee consists of the following members of the
Board: Donald E. Lasater, Chairman, Richard R. Berry, Larry
D. Haab, Walter D. Scott, Charles W. Wells, and Vernon K.
Zimmerman.

     Compensation and Nominating Committee
     -------------------------------------

     (1) Review performance and recommend salaries plus other forms of compensation of elected Company officers and the Board of Directors; (2) review the Company's benefit plans for elected Company officers and make recommendations to the Board regarding any changes deemed necessary; (3) review with the Chairman, President and Chief Executive Officer any organizational or other personnel matters; and
(4) recommend to the Board nominees to stand for election as director to fill vacancies in the Board of Directors as they occur.

     The Compensation and Nominating Committee will consider shareholders' recommendations for nominees for director made pursuant to timely notice in writing addressed to the Chairman of the Committee at the executive offices of the Company, together with a full description of the qualifications and business and professional experience of the proposed nominees and a statement of the nominees' willingness to serve. To be timely, the notice shall be delivered to or mailed and received at the executive offices of the Company not less than 90 nor more than 120 days prior to the Annual Meeting.

     The Compensation and Nominating Committee met three times from the date of the Company's organization in May
1994 through December 31, 1994.

     This Committee consists of the following Outside
Directors: Donald S. Perkins, Chairman, Robert M. Powers,
Walter D. Scott, Ronald L. Thompson, Marilou von Ferstel, and John D. Zeglis.

     Corporate Strategy Committee
     ----------------------------

     (1) Review corporate objectives of the Company, consider appropriate structure changes to meet corporate objectives and make recommendations to the Board concerning such matters; (2) review the Company's program for long-term corporate activities and make recommendations to the Board regarding the approval of such programs; and (3) act in an advisory capacity to management and the Board of Directors on corporate development.

     The Corporate Strategy Committee met three times from the date of the Company's organization in May 1994 through December 31, 1994. This Committee consists of the following members of the Board: Robert M. Powers, Chairman, Larry D.
Haab, Donald S. Perkins, Walter D. Scott, Ronald L.
Thompson, Marilou von Ferstel, and John D. Zeglis.

BOARD COMPENSATION

     The Outside Directors of the Company receive a retainer fee of $18,000 per year. Outside Directors who also chair Board committees receive an additional $2,000 per year retainer. Outside Directors receive a grant of 600 shares of Common Stock on the date of each Annual Shareholders Meeting, representing payment in lieu of attendance-based fees for all Board and Committee meetings to be held during the subsequent one-year period. Outside Directors elected to the Board between Annual Shareholders Meetings are paid $850 for each Board and Committee meeting attended prior to the first Annual Shareholders Meeting after their election to the Board.

     The Company has a Retirement Plan for Outside Directors. Under this plan, each Outside Director who has attained age 65 and has served on the Board for a period of 60 or more consecutive months is eligible for annual retirement benefits at the rate of the annual retainer fee in effect when the director retires. These benefits, at the discretion of the Board, may be extended to Outside Directors who have attained the age of 65 but not served on the Board for the specified period. The benefits are payable for a number of months equal to the number of months of Board service, subject to a maximum of 120 months, and cease upon the death of the retired Outside Director.

     Pursuant to the Company's Deferred Compensation Plan for Certain Directors, any Outside Director of the Company may elect to defer all or any portion of his or her fees until termination of his or her services as a director. Such deferred dollar amounts are converted into stock units representing shares of the Company's Common Stock with the value of each stock unit based upon the last reported sales price of such stock at the end of each calendar quarter. Additional credits are made to the participating director's account in dollar amounts equal to the dividends paid on Common Stock which the director would have received if the director had been the record owner of the shares represented by stock units, and are converted into additional stock units. Upon termination of a participating director's services as a director, payment of his or her deferred fees is made in shares of Common Stock in an amount equal to the aggregate number of stock units credited to his or her account. Such payment is made in such number of annual installments as the Company may determine beginning in the year following the year of termination.

ELECTION OF DIRECTORS

     The Company's entire Board of Directors is elected at each Annual Meeting of Shareholders. Directors hold office until the next Annual Meeting of Shareholders and until their successors are elected and qualified. At the Annual Meeting a vote will be taken on a proposal to elect the 12 directors nominated by the Company's Board of Directors. The names and certain additional information concerning each of the director nominees is set forth below. Each of the director nominees is currently a director of the Company. The dates shown for service as a director include service as a director of Illinois Power prior to the May 1994 merger in which Illinois Power became a wholly owned subsidiary of the Company. If any nominee should become unable to serve as a director, another nominee will be selected by the current Board of Directors.

                                              Year in Which
                                              First Elected
Name of Director Nominee, Age,                a Director of
Business Experience and Other Information     the Company
------------------------------------------------------------

Richard R. Berry, 63                             1988
Prior to retirement in February 1990, Mr. Berry was Executive Vice President and director of Olin Corporation, Stamford, Connecticut, a diversified manufacturer concentrated in chemicals, metals and aerospace/defense products, since June 1983.

Larry D. Haab, 57                                1986
Chairman, President and Chief Executive Officer of Illinova since December 1993, and of Illinois Power since June 1991, and an employee of Illinois Power since 1965. He is a director of First Decatur Bancshares, Inc., The First National Bank of Decatur and Firstech, Incorporated.

Donald E. Lasater, 69                            1981
Prior to retirement in April 1989, Mr. Lasater was Chairman of the Board and Chief Executive Officer of Mercantile
Bancorporation, Inc., St. Louis, Missouri, a bank holding company, since 1970. He is a director of Interco Incorporated, General American Life Insurance Company and A.P. Green
Industries, Inc.

Donald S. Perkins, 67                            1988
Prior to retirement in June 1983, as Chairman of the Executive Committee, Mr. Perkins was Chairman of the Board and Chief Executive Officer of Jewel Companies, Inc., Chicago, Illinois, a diversified retailer, from 1970 to 1980. He is Chairman of the Board and a director of Kmart Corporation and a director of AT&T, Aon Corporation, Cummins Engine Company, Inc., Inland Steel Industries, Inc., LaSalle Street Fund, Inc., The Putnam Funds, and Time Warner, Inc.

Robert M. Powers, 63                             1984
Prior to retirement in December 1988, Mr. Powers was President and Chief Executive Officer of A. E. Staley Manufacturing Company, Decatur, Illinois, a processor of grain and oil seeds, since 1980. He is Chairman of the Board and a director of A. E. Staley Manufacturing Company, and a director of Tate & Lyle, PLC.

Walter D. Scott, 63                              1990
Professor of Management and Senior Austin Fellow, J. L. Kellogg Graduate School of Management, Northwestern University, Evanston, Illinois, since 1988. Previously, Mr. Scott served as Chairman of GrandMet USA, from 1984 to 1986, and as President and Chief Executive Officer of IDS Financial Services, from 1980 to 1984. Mr. Scott is a director of Chicago Title and Trust Company, Chicago Title Insurance Company, Intermatic Incorporated, and Orval Kent Food Company, Inc.

Ronald L. Thompson, 45                           1991
Chairman and Chief Executive Officer of Midwest Stamping and Manufacturing Co., Bowling Green, Ohio, a manufacturer of automotive parts, since 1993. He was President and Chief Executive Officer and a director of The GR Group, Inc., St. Louis, Missouri a diversified holding company with interests in manufacturing and service activities, from 1980 to 1993. He is Chairman of the Board of The GR Group and a director of McDonnell Douglas Corporation.

Walter M. Vannoy, 67                             1990
Chairman of the Board and a director of Figgie International, Inc., a diversified operating company serving consumer, industrial, technical, and service markets world-wide, Willoughby, Ohio, since 1994. He is a director of Chempower, Inc.

Marilou von Ferstel, 57                          1990
Executive Vice President and General Manager of Ogilvy Adams & Rinehart, Inc., a public relations firm in Chicago, Illinois, since June 1990. She had previously been Managing Director and Senior Vice President of Hill and Knowlton, Chicago, Illinois, a public relations consulting firm, from May 1981 to June 1990. Ms. von Ferstel is a director of Walgreen Company.

Charles W. Wells, 60                              1976
Executive Vice President of Illinois Power Company since 1976.
Mr. Wells has been an employee of Illinois Power since 1956. He was elected a Vice President in 1972. He is a director of First of America Decatur N.A.

John D. Zeglis, 47                                1993
Senior Vice President, General Counsel and Government Affairs of AT&T, Basking Ridge, New Jersey, a diversified communications company, since 1989. He had been Senior Vice President and General Counsel from 1986 to 1989. He is a director of the Helmerich & Payne Corporation.

Vernon K. Zimmerman, 66                           1973
Director of the Center for International Education Research and Accounting, and Distinguished Service Professor of Accountancy, University of Illinois, Urbana, Illinois, since August 1985. He is a director of First Busey Corporation and Southwestern Life Corporation.


SECURITY OWNERSHIP OF MANAGEMENT
AND CERTAIN BENEFICIAL OWNERS

The following table shows shares of stock beneficially owned as of January 25, 1995, by each director nominee, the executive officers named in the Summary Executive Compensation Table, and all owners of more than five percent of Illinova Common Stock.

                                        Number
                                        of Shares
Name of                     Class       Beneficially    Percent
Beneficial Owner            of Stock    Owned (1)       of Class
----------------------------------------------------------------
Richard R. Berry            Common            2,802       (2)
Larry D. Haab               Common            9,647       (2)
Donald E. Lasater           Common            3,313       (2)
Donald S. Perkins           Common            7,353       (2)
Robert M. Powers            Common            6,600       (2)
Walter D. Scott             Common            3,200       (2)
Ronald L. Thompson          Common            2,391       (2)
Walter M. Vannoy            Common            2,700       (2)
Marilou von Ferstel         Common            3,353       (2)
Charles W. Wells            Common            8,157       (2)
John D. Zeglis              Common            1,659       (2)
Vernon K. Zimmerman         Common            7,432       (2)
Paul L. Lang                Common            2,587       (2)
Larry F. Altenbaumer        Common            3,642       (2)
Larry S. Brodsky            Common            1,534       (2)
Mellon Bank Corporation (3) Common          4,103,000    5.42%

(1) The nature of beneficial ownership for shares shown is sole voting and/or investment power, except for Mr. Wells, who disclaims beneficial ownership of 1,000 shares held in the name of his wife.

(2) Except as indicated above, no director or any executive officer owns any other equity securities of the Company. No director or executive officer owns as much as 1% of the Common Stock. All directors and executive officers of both the Company and Illinois Power Company as a group own 75,791 shares of Common Stock (less than 1%).

(3) According to its February 8, 1995 Schedule 13G filing, Mellon Bank Corporation, Mellon Bank Center, Pittsburgh, PA 15258 and its Subsidiaries beneficially owned 4,103,000 shares of Illinova Common Stock, with sole power to vote 3,189,000 shares, sole power to dispose of 3,250,000 shares, shared power to vote 30,000 shares and shared power to dispose of 853,000 shares.

Executive Compensation
----------------------

     The following table sets forth a summary of the compensation of the Chief Executive Officer and the four other most highly compensated executive officers of the Company and Illinois Power Company ("Illinois Power"), its principal subsidiary, for the years indicated. The compensation shown includes all compensation paid for service to the Company and its subsidiaries, including Illinois Power.

                           Summary Compensation Table


                                                          Long Term Compensation
                                                        -----------------------------------------
                                           Annual Compensation          Awards    Payouts
                                        -------------------------  -------------------- --------
                                                                   Restricted
                                                            Other    Stock   Securities   LTIP    All Other
                                                 Bonus     Annual    AwardsUnderlying Payourts ompensation
Name and Principal Position  Year    Salary     (1)    Compensation   (2)Options     (3)         (4)
------------------------------------------------------------------------------------------------------------
Larry D. Haab             1994  $451,375  $42,881         $15,783  $42,881  20,900shs.                    $22,869         $3,578
  Chairman, President and     1993       437,500         22,531   13,199         20,000 shs.3,555
  Chief Executive Officer of  1992       403,958         28,883    7,099          16,000 shs.3,373
  Illinova and Illinois Power

Charles W. Wells        1994  $276,625  $25,242         $12,404  $25,242  8,500 shs.                    $15,152         $5,533
  Executive Vice President    1993       265,875           12,629 9,697                         6,500 shs         5,341
  of Illinois Power     1992   252,500   16,160             7,034                 6,000 shs.  5,129

Paul L. Lang            1994  $213,562  $20,289         $ 8,672  $20,289  6,800shs.                    $11,036         $  543
  Senior Vice President 1993   205,625    9,767           7,508            6,000shs.                                    527
  of Illinois Power     1992   188,667   13,490  4,472           5,000 shs.          536

Larry F. Altenbaumer    1994  $196,562  $18,674 $8,975  $18,674  6,800 shs.       $ 9,519 $2,007
  Chief Financial Officer,    1993       187,750          8,918   7,093            6,000 shs.2,009
  Treasurer and Controller    1992       166,500         10,656    3,588          5,000 shs.1,867
  of Illinova
  and Senior Vice President and
  Chief Financial Officer of
  Illinois Power

Larry S. Brodsky        1994  $174,186  $16,548         $4,973   $16,548  4,400shs.                    $ 8,766  $1,587
  Senior Vice President 1993   157,875    8,131          4,220            4,500shs.                          1,527
  of Illinois Power     1992   146,791    9,395          3,676            3,000shs.                          1,508

(1) The amounts shown in this column are the cash award portion of grants made to these individuals under the Executive
Incentive Compensation Plan ("Compensation Plan"), including amounts deferred under the Executive Deferred Compensation Plan.
See the Compensation Plan description in footnote (2) below.

(2) This table sets forth stock unit awards for 1994 under the Company's Compensation Plan. One-half of each year's award under this plan is converted into stock units representing shares of Common Stock based on the closing price of Common Stock on the last trading day of the award year. The other one-half of the award is paid to the recipient in cash in the following year and is included under Bonus in the Summary Compensation Table. Stock units awarded in a given year, together with cash representing the accumulated dividend equivalents on those stock units, become fully vested after a three-year holding period. Stock units are converted into cash and paid based on the closing price of Common Stock on the first trading day of the distribution year. Participants (or beneficiaries of deceased participants) whose employment is terminated by retirement on or after age 55, disability or death receive the present value of all unpaid awards on the date of such termination. Participants whose employment is terminated for reasons other than retirement, disability or death forfeit all unvested awards. In the event of a termination of employment within two years after a change in control of the Company, without good cause or by any participant with good reason, all awards of the participant become fully vested and payable. As of December
31, 1994, named executive officers were credited with the following total aggregate number of unvested stock units under the Compensation Plan since its inception, valued on the basis of the closing price of Common Stock on December 31, 1994: Mr.
Haab, 4,427 units valued at $96,713; Mr. Wells, 2,535 units valued at $55,384; Mr. Lang, 2,044 units valued at $44,653; Mr.
Altenbaumer, 1,792 units valued at $39,157; Mr. Brodsky, 1,596 units valued at $34,880. Although stock units have been rounded, valuation is based on total stock units, including partial shares.

(3) The amounts shown in this column reflect the cash value of the stock units granted in 1992 for the year 1991, including amounts deferred, under the Compensation Plan. See the Compensation Plan description in footnote (2) above.

(4) The amounts shown in this column are Illinois Power's contributions under the Incentive Savings Plan (including the market value of shares of the Company's Common Stock at the time of allocation).


The following tables summarize grants during 1994 of stock options under the Company's 1992 Long-Term Incentive
Compensation Plan ("LTIC") and awards outstanding at year end for the individuals named in the Summary Compensation Table. No options were exercisable or exercised during 1994.

                            OPTION GRANTS IN 1994

                        Individual Grants
                    -------------------------------------

                       Number      % of
                    of Securities  Options    ExerciseGrant
                      Underlying  Granted to   or BaseDate
                       Options    Employees    PriceExpiration   Present
                      Granted(1)  in 1994    Per Share(1)   DateValue(2)
                    ----------------------------------------------------------

Larry D. Haab     20,900     25%      $20.875   6/8/2003 $158,500

Charles W. Wells   8,500     10        20.875   6/8/2003   64,100

Paul L. Lang       6,800      8        20.875   6/8/2003   51,500

Larry F. Altenbaumer          6,800    8         20.875  6/8/200351,500

Larry S. Brodsky   4,400      5        20.875   6/8/2003   33,300

(1) Each option becomes exercisable on June 30, 1997. In addition to the specified expiration date, the grant expires on the first anniversary of the recipient's death and/or the 90th day following retirement, and is not exercisable in the event a recipient's employment terminates. In the event of certain changein-control circumstances, the Compensation and Nominating
Committee may declare the option immediately exercisable. The exercise price of each option is equal to the fair market value of the Common Stock on the date of the grant.

(2) The Grant Date Present Value has been calculated using the Black-Scholes option pricing model. Disclosure of the Grant
Date Present Value, using the Black-Scholes model or potential realizable value assuming 5% and 10% annualized growth rates, is mandated by SEC rules; however, the Company does not necessarily view the Black-Scholes pricing methodology, or any other present methodology, as a valid or accurate means of valuing stock option grants. The Company elected to use the standard Black-
Scholes model, which uses the following factors: fair market value of share at grant; option exercise price; term of the option; current yield of the stock; risk-free interest rate;
volatility of the stock. The fair market value of the stock on June 8, 1994, was $20.875; the exercise price of the options is $20.875; and the term of the option is 10 years. The annual dividend yield on the Company's Common Stock was 3.623%. The risk-free interest rate used was 7.50%, based on the yield of a zero-coupon government bond maturing at the end of the option term. The volatility of the stock used was 0.1975.

                   AGGREGATED OPTION AND FISCAL
                    YEAR-END OPTION VALUE TABLE

              Number of Securities       Value of Unexercised
              Underlying Unexercised     In-the-Money Options
              Options at Fiscal Year-End at FiscalYear-End
Name          Exercisable/Unexercisable  Exercisable/Unexercisable
------------------------------------------------------------------
Larry D. Haab        0 shs./56,900 shs.    0/20,168
Charles W. Wells     0 shs./21,000 shs.    0/8,202
Paul L. Lang         0 shs./17,800 shs.    0/6,562
Larry F. Altenbaumer 0 shs./17,800 shs.    0/6,562
Larry S. Brodsky     0 shs./11,900 shs.    0/4,246


PENSION BENEFITS

     Illinois Power maintains a Retirement Income Plan for
Salaried Employees (the "Retirement Plan") providing pension benefits for all eligible salaried employees. In addition to the Retirement Plan, Illinois Power also maintains a nonqualified
Supplemental Retirement Income Plan for Salaried Employees of
Illinois Power Company (the "Supplemental Plan") that covers all elected officers eligible to participate in the Retirement
Plan and provides for payments from general funds of Illinois
Power of any monthly retirement income not payable under the Retirement Plan because of benefit limits imposed by law or because of certain Retirement Plan rules limiting the amount of credited service accrued by a participant.

     The following table shows the estimated annual pension benefits on a straight life annuity basis payable upon retirement based on specified annual average earnings and years of credited service classifications, assuming continuation of the Retirement
Plan and Supplemental Plan and employment until age 65. This table does not show, but any actual pension benefit payments would be subject to, the Social Security offset.

               ESTIMATED ANNUAL BENEFITS (ROUNDED)

Annual
Average      15 Yrs.   20 Yrs.   25 Yrs.   30 Yrs.   35 Yrs.
Earnings     Service   Service   Service   Service   Service
------------------------------------------------------------
$125,000     $37,500   $50,000   $62,500   $75,000   $87,500
 150,000      45,000    60,000    75,000    90,000   105,000
 175,000      52,500    70,000    87,500   105,000   122,500
 200,000      60,000    80,000   100,000   120,000   140,000
 250,000      75,000   100,000   125,000   150,000   175,000
 300,000      90,000   120,000   150,000   180,000   210,000
 350,000     105,000   140,000   175,000   210,000   245,000
 400,000     120,000   160,000   200,000   240,000   280,000
 450,000     135,000   180,000   225,000   270,000   315,000
 500,000     150,000   200,000   250,000   300,000   350,000
 550,000     165,000   220,000   275,000   330,000   385,000
 600,000     180,000   240,000   300,000   360,000   420,000
 650,000     195,000   260,000   325,000   390,000   455,000

     The earnings used in determining pension benefits under the Retirement Plan are the participants' regular base compensation, as set forth under salaries in the compensation table.

     At December 31, 1994, for purposes of both the Retirement
Plan and the Supplemental Plan, Messrs. Haab, Wells, Lang,
Altenbaumer, and Brodsky had completed 29, 31, 8, 22, and 20 years of credited service, respectively.


COMPENSATION AND NOMINATING COMMITTEE
REPORT ON OFFICER COMPENSATION

     The six-member Compensation and Nominating Committee of the Board of Directors (the "Committee") is composed entirely of Outside Directors. The Committee's role includes a review of the performance of the elected officers and the establishment of specific officer salaries subject to Board approval. The
Committee establishes performance goals for the officers under the Compensation Plan, approves payments made pursuant to the Compensation Plan and recommends grants under the Long-Term
Incentive Compensation Plan approved by the shareholders in 1992. The Committee also reviews other forms of compensation and benefits making recommendations to the Board on changes whenever appropriate. The Committee carries out these responsibilities with assistance from an executive compensation consulting firm and with input from the Chief Executive Officer and management as it deems appropriate.

OFFICER COMPENSATION PHILOSOPHY

     The Company's compensation philosophy reflects a commitment to compensate officers competitively with other companies in the electric and gas utility industry while rewarding executives for achieving levels of operational excellence and financial returns consistent with continuous improvement in customer satisfaction and shareholder value. The Company's compensation policy is to provide a total compensation opportunity equal to a peer group of comparable electric utility companies. One-third of the companies in the compensation group are included in the S&P
Utilities Index which is used to relate the Company's shareholder value in the following performance graphs. The S&P index covers the utility industry broadly including electric, gas, and telecommunications utilities. After careful consideration, the Committee has decided to maintain a separate peer group limited to electric or combination electric and gas companies for compensation purposes.

     The compensation program for officers consists of base salary, annual incentive and long-term incentive components. The combination of these three elements balances short- and long-term business performance goals and aligns officer financial rewards with those of the Company's shareholders. The compensation program is structured so that, depending on the salary level, between 25 and 35 percent of an officer's total compensation opportunity is composed of incentive compensation.

BASE SALARY PLAN

     The Committee determines base salary ranges for executive officers based upon competitive pay practices. Officer salaries correspond to approximately the average of the companies in the compensation peer group. Individual increases were based on several factors including the officer's performance during the year and the relationship of the officer's salary to the market salary level for the position.

EXECUTIVE INCENTIVE COMPENSATION PLAN

     The Board of Directors established this Compensation Plan for the Company's officers in 1992. Annual incentive awards are earned based on the achievement of specific annual financial and operational goals by the officer group as a whole and consideration of the officer's individual contribution. If payment is earned under this Compensation Plan, one-half of the bonus is payable in cash during the year following the award year and one-half is credited to the participant in the form of Common Stock units, the number of which is determined by dividing half of the earned bonus amount by the closing price of the Common Stock on the last trading day of the award year. The officer's interest in the stock units vests at the end of the three-year period which begins the year after the award year.
The officer receives this award in cash equal to (1) the closing stock price on the first trading day of the distribution year times the number of units held plus (2) dividend equivalents that would have been received if the stock had actually been issued.

     For 1994, awards under the Compensation Plan are based on achievement in the performance areas: earnings per share, customer satisfaction, employee teamwork, cost management, and operating effectiveness. Based on an assessment of performance relative to the standard set for each goal, each officer is eligible for the same percentage of base salary. However, 15 percent of the awarded amount is based on an assessment of the individual officer's performance during the year.

     Awards shown under Bonus in the Summary Compensation Table for performance during 1994 were based on the following results.
Earnings per Share and Operating Effectiveness (as measured by power plant availability) were better than the threshold level for the award. Customer Satisfaction was at the threshold target level. Employee Teamwork did not result in an award. Cost
Management was better than the maximum level for the award.

LONG-TERM INCENTIVE COMPENSATION PLAN

     In 1992, the Board of Directors approved and the Company's shareholders ratified the LTIC Plan. The initial grant of stock options was made in that year. Awards under the LTIC Plan are made to individual officers based on their contribution to corporate performance based on the review of this Committee. The
Committee may grant awards in the form of stock options, stock appreciation rights, or restricted stock grants. The stock option grants for the officers named in the Summary Compensation
Table were based on the Company's philosophy of providing a total compensation opportunity consistent with the practices and levels of the compensation peer group. The shares granted to the officers for 1994 represent a long-term incentive award based on Company and individual performance as evaluated by the Chairman and reviewed by the Committee.

CEO COMPENSATION

     Larry Haab became Chairman, President, and Chief Executive
Officer ("CEO") of Illinois Power on June 12, 1991, and
Chairman, President and Chief Executive Officer of the Company in December 1993. The Company based Mr. Haab's 1994 compensation on the policies and plans described above.

     The Committee invokes the active participation of all non management directors in reviewing Mr. Haab's performance before it makes recommendations regarding his compensation. The
Committee is responsible for administering the processes for completing this review. The process starts early in the year when the Board of Directors works with Mr. Haab to establish his personal goals and short- and long-term strategic goals for the Company. At the conclusion of the year Mr. Haab reviews his performance with the non-management directors. The Committee oversees this review and recommends to the Board appropriate adjustments to compensation. For 1994 the Committee, with the participation of all Outside Directors, determined that almost all goals were achieved and that the results for the Company for the year were excellent.

     They concluded that his performance continued to lead the Company to the accomplishment of its strategic objectives.
The 1994 Compensation Plan award for the Chief Executive Officer was calculated consistent with the determination of awards for all other officers. Under the terms of the plan, one-half of the award was paid in cash and one-half was converted to 1,963 stock units which vest over a three-year period as described above.
The 20,900 option shares granted to the CEO reflect the Committee's recognition of his work in directing the Company toward its long-term objectives of outstanding customer satisfaction and sustained growth in shareholder return.


COMPENSATION AND NOMINATING COMMITTEE

Donald S. Perkins, Chairman
Robert M. Powers
Walter D. Scott
Ronald L. Thompson
Marilou von Ferstel
John D. Zeglis


STOCK PERFORMANCE GRAPHS

     The following performance graphs compare the cumulative total shareholder return on the Company's Common Stock to the cumulative total return on the S&P 500 Index, S&P MidCap 400
Index and S&P Utilities Index from (i) December 31, 1989, through December 31, 1994, and (ii) December 31, 1991, through
December 31, 1994. Effective May 27, 1994, Illinois Power became a subsidiary of Illinova Corporation and each outstanding share of Illinois Power's Common Stock was converted in a merger into one share of Common Stock of Illinova. Information in the graphs through May 27, 1994, reflects the performance of Illinois Power
Common Stock, and information since May 27, 1994, reflects the performance of Illinova Common Stock.


COMPARISON OF FIVE-YEAR
CUMULATIVE TOTAL RETURN

     Among Illinova, S&P 500 Index, S&P Midcap 400 Index, and S&P
Utilities Index.


                     [GRAPH APPEARS HERE]

          COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
      Among Illinova, S&P 500 Index, S&P MidCap 400 Index
                  and S&P Utilities Index*

                      Measurement Period (Fiscal Year Covered)
                --------------------------------------------------

                 1990      1991      1992      1993       1994
                 ----      ----      ----      ----       ----
Illinova         87        126       123       128        131
S&P 500          97        126       136       150        152
S&P MidCap 400   95        142       159       182        175
S&P Utitilies    97        112       121       139        128

*Fiscal year ended December 31

Assumes $100 invested on December 31, 1989, in the Company's
Common Stock, S&P 500 Index, S&P MidCap 400 Index, and S&P
Utilities Index.


COMPARISON OF THREE-YEAR
CUMULATIVE TOTAL RETURN

     Among Illinova, S&P 500 Index, S&P Midcap 400 Index, and S&P
Utilities Index.

                   [GRAPH APPEARS HERE]
          COMPARISON OF 3 YEAR CUMULATIVE TOTAL RETURN
      Among Illinova, S&P 500 Index, S&P MidCap 400 Index
                  and S&P Utilities Index*

                         Measurement Period (Fiscal Year Covered)
                         ----------------------------------------

                         1992        1993          1994
                         ----        ----          ----
Illinova                  98         101           104
S&P 500                  108         118           120
S&P MidCap 400           112         128           123
S&P Utitilies            108         124           114

*Fiscal year ended December 31

Assumes $100 invested on December 31, 1991, in the Company's
Common Stock, S&P 500 Index, S&P MidCap 400 Index, and S&P
Utilities Index.


COMPLIANCE WITH SECTION 16(A) OF
THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires executive officers and directors, and persons who beneficially own more than ten percent (10%) of the Company's equity securities registered under the Exchange Act to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission (-SEC''). Executive officers, directors and greater than ten percent (10%) beneficial owners are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on a review of the copies of such forms furnished to the Company and written representations from the executive officers and directors, the Company believes that all
Section 16(a) filing requirements applicable to its executive officers and directors were complied with during 1994.

INDEPENDENT AUDITORS

     The Board of Directors of the Company has selected Price Waterhouse LLP as independent auditors for the Company for 1995. A representative of that firm will be present at the Annual Meeting and available to make a statement and to respond to appropriate questions.

OTHER MATTERS

     The Company's 1994 Summary Annual Report to Shareholders was mailed to shareholders commencing on March 1, 1995. Copies of the Company's Annual Report on Form 10-K will be provided to shareholders, after the filing thereof with the Securities and Exchange Commission on or before March 31, 1995. Requests should be addressed to Investor Relations, G-21, Illinois Power
Company, 500 South 27th Street, Decatur, Illinois 62525-1805.

     Any proposal by a shareholder to be presented at the next
Annual Meeting must be received at the Company's executive offices not later than October 31, 1995.

OTHER BUSINESS

     Management does not know of any matter which will be presented for consideration at the Annual Meeting other than the matters described in the accompanying Notice of Annual Meeting.

By Order of the Board of Directors,



Leah Manning Stetzner,
General Counsel and Corporate Secretary
Decatur, Illinois
March 1, 1995



appendix: 1994 annual report to shareholders
--------------------------------------------

TABLE OF CONTENTS
Management's Discussion and Analysis . . . . . . . . . . .  A-2
Responsibility for Information . . . . . . . . . . . . . . A-10
Report of Independent Accountants  . . . . . . . . . . . . A-10
Consolidated Statements of Income  . . . . . . . . . . . . A-11
Consolidated Balance Sheets  . . . . . . . . . . . . . . . A-12
Consolidated Statements of Cash Flows  . . . . . . . . . . A-13
Consolidated Statements of Retained Earnings (Deficit) . . A-13
Notes to Consolidated Financial Statements . . . . . . . . A-14
Selected Consolidated Financial Data . . . . . . . . . . . A-32
Selected Illinois Power Company Statistics . . . . . . . . A-33


management's discussion and analysis
------------------------------------

     In this report, we make reference to the Consolidated Financial Statements, related Notes to Consolidated Financial Statements, Selected Consolidated Financial Data and Selected Illinois Power Company Statistics for information concerning consolidated financial position and results of operations. The factors having significant impact upon consolidated financial position and consolidated results of operations since January 1, 1992, are discussed below.

ILLINOVA SUBSIDIARIES

     The consolidated financial statements include the accounts of: Illinova Corporation (Illinova), a holding company; Illinois Power Company (IP), a combination electric and gas utility; and Illinova Generating Company (IGC), which invests in energy-related projects and competes in the independent power market.

     Illinova Power Marketing, Inc. (IPM) is a wholly owned subsidiary of Illinova formed in July 1994 as a Delaware corporation. IPM plans to become active in the business of brokering and marketing electric power to various customers. On July 20, 1994, IPM filed a petition with the Federal Energy Regulatory Commission (FERC) seeking approval to buy electricity from various producers not affiliated with IP and to sell electricity at market rates to such wholesale customers as utilities, electric cooperatives and municipalities. IPM eventually intends to sell electricity directly to industrial and commercial customers. Subsequent to the IPM filing, the FERC issued a decision in Heartland Energy Services, Inc., et al., setting forth the general standards governing applications by utility-affiliated marketers, such as IPM, for market-based rates. Among these standards is the submission, by the marketer's affiliated utility, of an open access transmission tariff offering transmission services and prices comparable to those which the utility provides to its customers. Based on the FERC decision in the Heartland case, IPM plans to submit an amended filing and IP plans to submit the comparable open access transmission tariff, designed to satisfy the FERC's - comparability' requirements, to the FERC during the first quarter of 1995. IPM will begin power marketing operations upon receipt of FERC approval of these filings. Until that time, IPM will be limited to the brokering of electricity. In January 1995, IPM established operating headquarters in Salt Lake City, Utah.

     See "Note 2 - Illinova Subsidiaries" of the "Notes to
Consolidated Financial Statements" for additional information.
IP's financial position and results of operations are currently the principal factors affecting Illinova's consolidated financial position and results of operations.

COMPETITION

     Competition has become a dominant issue for the electric utility industry. Competition has been promoted by federal legislation, starting with the Public Utility Regulatory Policy Act of 1978, which facilitated the development of co-generators and independent power producers, and continuing with enactment of the Energy Policy Act of 1992 which authorized the FERC to mandate wholesale wheeling of electricity by utilities at the request of certain authorized generating entities and electric service providers. Wheeling is the transport of electricity generated by one entity over transmission and distribution lines belonging to another entity. For many years prior to enactment of the Energy Policy Act, the FERC imposed wholesale wheeling obligations as a condition of approving mergers and granting operating privileges, a practice that continues.

     Competition arises not only from co-generation or independent power production, but from municipalities seeking to extend their service boundaries to include customers being served by IP. This is not a new risk in the industry, as the right of municipalities to have power wheeled to them by utilities was established in 1973. The Illinois Commerce Commission (ICC) has been supportive of IP's attempts to maintain its customer base through approval of special contracts and flexible pricing that help IP to compete with existing municipal providers.

     Further competition may be introduced by state action or by further federal regulatory action. While the Energy Policy Act precludes the FERC from mandating retail wheeling, state regulators and legislators could open utility franchise territories to full competition at the retail level. Retail wheeling involves the transport of electricity to end-use residential, commercial or industrial customers. Such a change would be a significant departure from existing regulation in which public utilities have a universal obligation to serve the public in return for relatively protected service territories and regulated pricing designed to allow a reasonable return on prudent investment and recovery of operating costs. State attempts to lay the groundwork for retail wheeling have been hampered by opposition from various interest groups, as well as the complexity of related issues, including recovery of costs associated with preexisting generation investment.

     While Illinova and IP are confident of IP's present ability to compete with all current alternate sources of energy supply, the issue of competition is one that raises both risks and opportunities. At this time, the ultimate effect of competition on consolidated financial position and results of operations is uncertain. See "Note 1 - Summary of Significant Accounting Policies" of the "Notes to Consolidated Financial Statements" for additional discussion of the effects of regulation.

OPEN ACCESS AND WHEELING

     Under the Energy Policy Act, an investor-owned utility must respond to any bona fide transmission service request within 60 days. Although the Energy Policy Act created, for the first time, a FERC-administered mechanism for imposing wholesale wheeling obligations on utilities, IP has had the obligation to wheel power for interconnected electricity suppliers since 1976. That condition was included in IP's Clinton Power Station (Clinton) construction permit and operating license issued by the Nuclear Regulatory Commission. IP currently wheels power at rates originally approved by the FERC in 1984. It is too soon to predict the long-term financial impact of increasing transmission access and other issues arising from such access.

EARLY RETIREMENT

     In December 1994, IP announced plans for a voluntary early retirement program. Approximately 200 salaried employees would qualify for early retirement under this program. The offer will be made to employees during the fourth quarter of 1995. A similar program for union employees is the subject of contract negotiations currently underway between IP and the International Brotherhood of Electrical Workers. Approximately 450 union employees would qualify for the program if current negotiations result in the same package as offered to salaried employees. At December 31, 1994, IP employed 4,350 people, as compared to 4,540 at December 31, 1993.

     The early retirement program for salaried employees is expected to generate a pre-tax charge of approximately $22 million against fourth quarter 1995 earnings and to generate savings of approximately $15 million annually beginning in 1996. A combined early retirement program for both salaried and union employees, based on the same package as announced for salaried employees, would generate a pre-tax charge of approximately $42 million against fourth quarter 1995 earnings and would generate savings of approximately $35 million annually beginning in 1996.

CONSOLIDATED RESULTS OF OPERATIONS

     Overview

     Earnings (loss) applicable to common stock were $158 million for 1994, $(82) million for 1993 and $93 million for 1992. Earnings (loss) per common share were $2.09 for 1994, $(1.08) for 1993 and $1.23 for 1992. The 1994 results include $.08 per share for the excess of carrying amount over consideration paid for IP preferred stock redeemed in December 1994. The 1994 earnings also reflect an increase in gas rates as a result of IP's 1994 gas rate order, increased electric sales, lower operating and maintenance expenses due to on-going cost management efforts, no Clinton refueling and maintenance outage and lower financing costs. In 1993, earnings were $118 million, or $1.57 per common share, excluding the September 1993 write-off of disallowed Clinton post-construction costs of $200 million or $2.65 per share, net of income taxes. The 1993 earnings before the write-off reflect increased electric and gas sales due to closer-to-normal temperatures, increased interchange sales, lower operating and maintenance expenses and lower interest expense as a result of a continued refinancing program. The 1992 earnings were primarily due to the February 1992 increase in electric rates of 9.2%, which was modified in August 1992, resulting in a net increase of 7.2%. Additionally, in 1992 IP reduced its interest expense by retiring and refinancing certain long-term debt and lowered its electric depreciation expense as a result of new depreciation rates approved in the 1992 electric rate case order.


     IP operating revenues are based on rates authorized by the ICC and the FERC. These rates are designed to recover the cost of service and to allow shareholders a fair rate of return as determined by the ICC and the FERC. Future electric and natural gas sales, including interchange sales, will continue to be affected by an increasingly competitive marketplace, changes in the regulatory environment, increased transmission access, weather conditions, competing fuel sources, interchange market conditions, plant availability, fuel cost recoveries, customer and IP conservation efforts and the overall economy.

                     [GRAPH APPEARS HERE]
                      OPERATING REVENUES
                   (in millions of dollars)

Year                                         Revenue Amount
----                                         --------------
1994                                         1589.5
1993                                         1581.2
1992                                         1479.5
1991                                         1474.9
1990                                         1469.5


ELECTRIC OPERATIONS - For the years 1992 through 1994, electric revenues including interchange increased 8.1% and the gross electric margin increased 5.5% as follows:

------------------------------------------------------------------
(Millions of dollars)       1994         1993        1992
------------------------------------------------------------------

Electric revenues           $1,177.5     $1,135.6    $1,117.9
Interchange revenues           110.0        130.8        73.0
Fuel cost & power purchased   (319.2)      (313.6)     (272.8)
------------------------------------------------------------------
  Electric margin           $  968.3     $  952.8    $  918.1
==================================================================

     The components of annual changes in electric revenues are summarized as follows:

------------------------------------------------------------------
(Millions of dollars)       1994         1993        1992
------------------------------------------------------------------

Price                       $(23.2)      $(30.0)     $ 71.2
Volume and other              44.1         72.1       (45.8)
Fuel cost recoveries          21.0        (24.4)       (8.7)
------------------------------------------------------------------
  Revenue increase          $ 41.9       $ 17.7      $ 16.7
==================================================================

     From 1995 through 1999 electric sales excluding interchange are expected to increase approximately 2% per year.

1994 - The 3.7% increase in electric revenues was primarily due to a 6.3% increase in kilowatt-hour sales to ultimate consumers (excluding interchange sales and wheeling). Volume increases resulted from higher commercial sales (8.3%) and higher industrial sales (7.0%) due to an improving economy. Residential sales remained essentially unchanged from 1993 primarily due to
milder temperatures in 1994 as compared to   1993. Interchange
sales decreased 19.6% primarily due to unusually large sales opportunities during 1993.

1993 - The 1.6% increase in electric revenues was primarily due to a 3.2% increase in kilowatt-hour sales to ultimate consumers (excluding interchange sales and wheeling) reflecting closer-to normal temperatures during the summer season. Volume increases resulted from higher residential sales (9.9%), commercial sales (6.3%), and industrial sales (.5%). The increase in electric revenues was partially offset by the reduction in rates resulting from the August 1992 ICC Rehearing Order. Interchange revenues increased $57.8 million (79.2%) primarily as a result of increased sales opportunities.

1992 - The 1.5% increase in electric revenues was primarily due to the 9.2% rate increase in February 1992, which was modified in August 1992, resulting in a net increase of 7.2%, partially offset by decreased usage due to unusually mild weather. Total kilowatthour sales to ultimate consumers (excluding interchange sales and wheeling) decreased 2.1%. The decreases in residential sales (10.4%) and commercial sales (1.8%) were due to unusually cool summer and mild winter temperatures as compared to a warmer summer and colder winter during 1991. Industrial sales increased 5.8% due to higher usage by several of IP's larger customers.
The 14.7% decrease in interchange revenues in 1992 as compared to 1991 was attributable to milder weather.

                      [GRAPH APPEARS HERE]
                MAJOR SOURCES OF ELECTRIC ENERGY
                     (in millions of MWH)

Year                     Fossil        Nuclear      Purchases
------------------------------------------------------------------
1994                     13.2          6.4          3.1
1993                     13.1          5.1          5.1
1992                     13.5          4.3          1.6
------------------------------------------------------------------


     The cost of meeting IP's system requirements was reflected in fuel costs for electric plants and power purchased. Changes in these costs are summarized as follows:

------------------------------------------------------------------
(Millions of dollars)           1994         1993        1992
------------------------------------------------------------------
Fuel for electric plants
   Volume and other             $ 13.8       $ 3.5       $(17.4)
   Price                         (14.3)        7.4         (7.9)
   Fuel cost recoveries           32.0       (24.6)         7.5
------------------------------------------------------------------
                                  31.5       (13.7)       (17.8)
Power purchased                  (25.9)       54.5(         (.7)
------------------------------------------------------------------
   Total increase (decrease)    $  5.6       $40.8       $(18.5)
==================================================================
Weighted average system
   generating fuel cost ($/MWH) $12.72       $13.88      $13.77
==================================================================

     Changes in these costs were caused by system load requirements, generating unit availability, fuel prices, purchased power prices, resale of energy to other utilities and fuel cost recovery through the Uniform Fuel Adjustment Clause.

                    [GRAPH APPEARS HERE]
        Equivalent Availability -- Clinton and Fossil


Year                          Clinton          Fossil
------------------------------------------------------------------
1994                          92%              78%
1993                          73%              85%
1992                          62%              82%
1991                          76%              81%
1990                          47%              76%
------------------------------------------------------------------

     Changes in factors affecting the cost of fuel for electric generation are summarized as follows:

------------------------------------------------------------------
                              1994          1993         1992
------------------------------------------------------------------
Increase (decrease)
   in generation              8.2%          2.5%         (7.0%)

Generation mix
   Coal and other             67%           72%           75%
   Nuclear                    33%           28%           25%
==================================================================

1994 - The cost of fuel increased 13.4% and electric generation increased 8.2%. The increase in fuel cost was attributable to the effects of the Uniform Fuel Adjustment Clause, partially offset by a decrease in fossil generation and an increase in lower-cost nuclear generation. Clinton's equivalent availability and generation were higher in 1994 as compared to 1993 due to no refueling and maintenance outage. Clinton's next refueling and maintenance outage is scheduled to begin in March 1995. Power purchased for the period decreased $25.9 million. Unusually large interchange sales opportunities during 1993, not recurring in 1994, were the primary cause of the decrease in purchased power.

                      [GRAPH APPEARS HERE]
                   FUEL COST PER MILLION BTU
                    (percent of generation)

Fuel
Type                     Cost                   Percent
----------------------------------------------------------------
Coal                     $1.42                  66.2%
Nuclear                    .85                  33.3
Gas                       3.06                    .2
Oil                       3.89                    .3
----------------------------------------------------------------




1993 - The cost of fuel decreased 5.5%, while electric generation increased 2.5%. The decrease in fuel cost was attributable to the effects of the Uniform Fuel Adjustment
Clause and lower generation at IP's largest fossil plant. This decrease was partially offset by an increase in transportation costs due to flooding in the Midwest and the United Mine Workers' Strike. Power purchased for the period increased $54.5 million. Coal delivery concerns and coal conservation measures stemming from the United Mine Workers' Strike, combined with favorable interchange prices and increased sales opportunities, contributed to IP's increase in purchased power. Clinton returned to service December 10, 1993, after completing its fourth refueling and maintenance outage which began September
26, 1993.

1992 - The cost of fuel decreased 6.7% and electric generation decreased at fossil plants as a result of mild weather and a credit refund from one coal supplier, partially offset by the effects of the Uniform Fuel Adjustment Clause. The credit refund resulted from a price reduction arrived at through arbitration under the applicable coal supply contract. Clinton returned to service June 1, 1992, after completing a refueling and maintenance outage that began February 27, 1992.

GAS OPERATIONS - For the years 1992 through 1994, gas revenues, including transportation, increased 4.6% and the gross margin on gas revenues increased 11.1% as follows:

------------------------------------------------------------------
(Millions of dollars)            1994      1993        1992
------------------------------------------------------------------
Gas revenues                     $ 293.2   $ 306.8     $ 281.8
Gas cost                          (172.4)   (187.3)     (171.9)
Transportation revenues              8.8       8.0         6.8
------------------------------------------------------------------
   Gas margin                    $ 129.6   $ 127.5     $ 116.7
==================================================================
(Millions of therms)
Therms sold                        584        597         613
Therms transported                 262        229         204
------------------------------------------------------------------
   Total consumption               846        826         817
==================================================================

     Changes in the cost of gas purchased for resale are summarized as follows:

------------------------------------------------------------------
(Millions of dollars)             1994       1993       1992
------------------------------------------------------------------
Gas purchased for resale
   Cost (excluding take-or-pay)   $ (6.4)    $13.3      $  1.0
   Take-or-pay costs                 2.8       5.3       (16.0)
   Volume                          (13.6)     (3.4)       16.5
   Gas cost recoveries               2.3        .2         2.6
------------------------------------------------------------------
 Total increase (decrease)        $(14.9)    $15.4      $  4.1
==================================================================
Average cost per therm delivered  $ .261     $.275      $ .260
==================================================================

     The 1994 decrease in the cost of gas purchased was primarily due to lower natural gas prices, the expanded use of additional gas storage and a decrease in therms purchased. Also contributing to the higher gas margin in 1994 was the 6.1% increase in gas base rates approved by the ICC in April 1994. The 1993 increase in the cost of gas purchased was primarily due to an increase in the price of purchased gas and take-or-pay costs. From 1995 through 1999, gas sales including therms transported are expected to remain close to 1994 levels.

OTHER EXPENSES AND TAXES - A comparison of significant increases
(decreases) in other expenses and deferred Clinton costs for the last three years is presented in the following table:

------------------------------------------------------------------
(Millions of dollars)            1994       1993       1992
------------------------------------------------------------------
Other operating expenses         $(9.2)     $(2.1)     $17.9
Maintenance                      (11.2)      (1.3)      14.9
Depreciation and amortization     12.2        7.9      (15.5)
Deferred Clinton costs            (5.8)      (1.9)        -
==================================================================

     The decrease in operating and maintenance expenses for 1994 is due to ongoing re-engineering efforts, improved operating efficiencies at IP's fossil plants and at Clinton and no refueling and maintenance outage at Clinton. The decrease in operating and maintenance expenses for 1993 is primarily due to decreased costs at Clinton, partially offset by increased fossil plant maintenance. The Clinton refueling and maintenance outage and higher administration and general expenses contributed to the increase in other operating and maintenance expenses in 1992. The 1994 increase in depreciation expense is due primarily to a higher utility plant balance in 1994 as compared to 1993. The
1993 increase in depreciation expense is due principally to the effects of the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." See "Note 1 - Summary of Significant Accounting Policies" of the "Notes to Consolidated Financial Statements" for additional information.
The 1992 decrease in depreciation expense reflects the reduction of the nonClinton electric plant composite rate approved in the 1992 rate order. Deferred Clinton costs decreased in 1994 and 1993 as a result of the September 1993 write-off of disallowed Clinton post-construction costs.

                      [GRAPH APPEARS HERE]
               OPERATING AND MAINTENANCE EXPENSES
                    (in millions of dollars)


Year                                              Dollars
------------------------------------------------------------------

1994                                              349.6
1993                                              370.0
1992                                              373.4
1991                                              340.6
1990                                              365.6
------------------------------------------------------------------



OTHER INCOME AND DEDUCTIONS - Total allowance for funds used during construction (AFUDC), a non-cash item of income, increased in 1994 compared to 1993 and 1992. The 1994 increase was due to higher construction work-in-progress balances eligible for AFUDC, partially offset by a lower AFUDC rate. The AFUDC effective rate was 7.0%, 7.5% and 7.5% in 1994, 1993 and 1992, respectively. The 1994 increase in Miscellaneous-net deductions was primarily due to a decrease in allocated income taxes.

INTEREST CHARGES - Total interest charges decreased $21.0 million in 1994, $3.7 million in 1993 and $12.3 million in 1992. These decreases were primarily due to the refinancing with lower cost debt or the retirement of debt from 1992 through 1994. From 1992 to 1994, IP retired or refinanced approximately $1.5 billion of long-term debt, excluding revolving loan agreements, with a weighted average interest rate of 9.27%. During this time, approximately $1.4 billion of new debt was issued at a weighted average interest rate of 6.97%.

INFLATION - Inflation, as measured by the Consumer Price Index, was 2.5%, 3.1% and 3.0% in 1994, 1993 and 1992, respectively.
The primary effect of inflation on IP is that historical rather than current plant costs are recovered in IP's rates.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

REGULATORY MATTERS

1994 GAS RATE ORDER - On April 6, 1994, the ICC approved an increase of $18.9 million, or 6.1%, in IP's natural gas base rates. The increase will be partially offset by savings from lower gas costs resulting from the expansion of the Hillsboro gas storage field. The approved authorized rate of return on rate base is 9.29%, with a rate of return on common equity of 11.24%. Concurrent with the gas rate increase, IP's gas utility plant composite depreciation rate decreased to 3.4%.

FERC ORDER 636 - Pursuant to Orders 636 and 636-A, issued in April and August 1992, respectively, the FERC approved amendments to its rules that are intended to increase competition among natural gas suppliers by -unbundling' the interstate pipelines' merchant sales service into separate sales and transportation services and by mandating that the pipelines' firm transportation service be comparable to the transportation service included in their traditional bundled sales service. As a result of Orders 636 and 636-A, the pipelines are charging their customers "transition" costs, which arise from unbundling services. IP estimates that approximately $10.5 million in transition costs will be incurred. In 1993, IP began to pay transition costs billed by gas pipelines and to recover these payments through a tariff rider. On September 23, 1994, the ICC issued a final order approving recovery of Order 636 transition costs.

DIVIDENDS

     On October 12, 1994, the Board of Directors of Illinova increased the common stock dividend 25 percent, declaring the common stock dividend for the first quarter of 1995 at 25 cents per share, payable February 1, 1995, to shareholders of record as of January 10, 1995. On December 14, 1994, IP declared preferred stock dividends for the first quarter of 1995, payable February 1, 1995, to shareholders of record as of January 10, 1995.

CAPITAL RESOURCES AND REQUIREMENTS

     Illinova and IP need cash for operating expenses, interest and dividend payments, debt and IP preferred stock retirements and construction programs. To meet these needs, Illinova and IP have used internally generated funds and external financings including the issuance of IP preferred stock, debt and revolving lines of credit. The timing and amount of external financings depend primarily upon economic and financial market conditions, cash needs and capitalization ratio objectives. To a significant degree, the availability and cost of external financing depend upon the financial health of the company seeking those funds.

     Short-term debt is used to meet temporary cash needs for operations or to meet capital requirements until the timing is considered appropriate to issue long-term securities.

     Cash flow from operations during 1994 provided sufficient working capital to meet ongoing operating requirements, to service existing common and IP preferred stock dividends and debt requirements and a substantial portion of construction requirements. Additionally, Illinova expects current revenues will enable it to meet future operating requirements and continue to service its existing debt, IP preferred and Illinova common stock dividends, IP sinking fund requirements and all of its anticipated construction requirements. The current ratings of securities by two principal securities rating agencies are as follows:

------------------------------------------------------------------
                                                Standard
                                Moody's         & Poor's
------------------------------------------------------------------
IP first/new mortgage bonds      Baa2            BBB
IP preferred stock               baa3            BBB-
IP commercial paper              P-2             A-2
==================================================================

     These ratings are an indication of Illinova's and IP's financial position and may affect the cost of securities, as well as the willingness of investors to invest in securities. Under current market conditions, these ratings are unlikely to impair Illinova's or IP's ability to issue, or significantly increase the cost of issuing additional securities through external financing. Illinova and IP have adequate short-term and intermediate-term bank borrowing capacity.

     In 1993, Standard and Poor's (S&P) published revised standards for review of utility business and financial risks, based in part on a subjective evaluation of such factors as anticipated growth in service territory, industrial sales as a proportion of total revenues, regulatory environment and nuclear plant ownership. S&P's preliminary assessment placed IP, along with approximately one-third of the industry, in the -below average' category. On April 13, 1994, S&P lowered IP's mortgage bond rating to BBB from BBB'. This action came after S&P reviewed IP's specific business position in light of the revised standards.

     In February 1994, IP redeemed $12 million of mandatorily redeemable serial preferred stock and issued $35.6 million of First Mortgage Bonds, 5.7% Series due 2024 (Pollution Control Series K). In May, the proceeds of the debt issuance were used to retire $35.6 million of First Mortgage Bonds, 11 5/8% Series due 2014 (Pollution Control Series D). In August 1994, $100 million of 8 1/2% debt securities were retired.

     Illinois Power Capital, L.P., (IP Capital), is a limited partnership in which IP serves as a general partner. IP Capital issued $97 million of tax-advantaged monthly income preferred securities (MIPS) at 9.45% (5.67% after-tax rate) in October 1994. The proceeds were loaned to IP and were used to redeem $79.1 million (principal value) of higher-cost outstanding preferred stock of IP. The excess of carrying amount of redeemed preferred stock over consideration paid amounted to $6.4 million which was recorded in equity and included in net income applicable to common stock. See "Note 10 - Preferred Stock of Subsidiary" of the "Notes to Consolidated Financial Statements" for additional information.

     In December 1994, IP issued $84.1 million of First Mortgage Bonds, 7.4% Series due 2024 (Pollution Control Series L). In March 1995, the proceeds of the debt issuance will be used to retire $84.1 million First Mortgage Bonds, 10 3/4% Series due 2015 (Pollution Control Series E). See "Note 9 - Long-Term Debt of Subsidiary" of the "Notes to Consolidated Financial Statements" for additional information.

     For the years 1994, 1993 and 1992, changes in long-term debt and IP preferred stock outstanding, including normal maturities and elective redemptions, were as follows:

------------------------------------------------------------------
(Millions of dollars)         1994          1993        1992
------------------------------------------------------------------
Bonds                         $ (10)        $ 35        $(21)
Other long-term debt           (100)          -          (66)
Preferred stock                   6          (51)        (10)
------------------------------------------------------------------
   Total decrease             $(104)        $(16)       $(97)
==================================================================
     In February 1995, 1994, 1993 and 1992, IP redeemed $12 million of mandatorily redeemable 8% serial preferred stock.

     The amounts shown in the preceding table for debt retirements do not include all mortgage sinking fund requirements. IP has generally met these requirements by pledging property additions as permitted under the 1943 mortgage. For additional information, see "Note 9 - Long-Term Debt of Subsidiary" and "Note 10 - Preferred Stock of Subsidiary" of the "Notes to Consolidated Financial Statements." See "Note 4 - Commitments and Contingencies" of the Notes to Consolidated Financial
Statements" for information related to coal and gas purchases, nuclear fuel commitments and emission allowance purchases.

     In 1992, the IP Board authorized a new general obligation mortgage (New Mortgage), which is intended to replace IP's 1943 Mortgage and Deed of Trust (First Mortgage). Bonds issued under the New Mortgage are secured by a corresponding issue of First Mortgage bonds under the First Mortgage. At December 31, 1994, based upon the most restrictive earnings test contained in the First Mortgage, IP could issue approximately $691 million of additional first mortgage bonds for other than refunding purposes. The amount of available unsecured borrowing capacity totaled $160 million at December 31, 1994. Also at December 31, 1994, the unused portion of Illinova and IP total bank lines of credit was $293 million. As of December 31, 1994, IP has $120 million of unissued debt securities and $56.5 million of unissued preferred stock authorized by the Securities and Exchange Commission in September 1993 and August 1993, respectively.

     Construction expenditures for the years 1992 through 1994 were approximately $715.8 million, including $21.7 million of AFUDC. Illinova estimates that $1.13 billion will be required for construction and capital requirements during the 1995-99 period as follows:

------------------------------------------------------------------
                                                Five-Year Period
------------------------------------------------------------------
(Millions of dollars)                           1995    1995-1999
------------------------------------------------------------------
Construction requirements
   Electric generating facilities               $82       $246
   Electric transmission and
    distribution facilities                      70        296
   General plant                                 28        112
   Gas facilities                                24        121
------------------------------------------------------------------
   Total construction requirements              204       775

Nuclear fuel                                     11       107
Debt retirements                                 -        214
Preferred stock retirements                      12        36
------------------------------------------------------------------
   Total                                      $227     $1,132
==================================================================

     Construction and capital requirements are expected to be met primarily through internal cash generation. The expenditures in the preceding table do not include any capital expenditures for compliance with the Clean Air Act. See "Note 4 - Commitments and Contingencies" of the "Notes to Consolidated Financial Statements" for additional information.

ENVIRONMENTAL MATTERS

     See "Note 4 - Commitments and Contingencies" of the "Notes to Consolidated Financial Statements" for a discussion of the Clean
Air Act and manufactured-gas plant sites.

TAX AND ACCOUNTING MATTERS

     Illinova is subject to the Alternative Minimum Tax (AMT) provisions of the Internal Revenue Code. As a result, in 1994, 1993 and 1992, federal income tax liabilities were approximately $50 million, $27 million and $23 million, respectively, greater than they would have been had Illinova not been subject to AMT. As of December 31, 1994, Illinova had approximately $186 million of AMT credit carryforwards that can be carried forward indefinitely. This credit is available to offset regular tax liabilities in excess of the tentative minimum tax. In 1994, Illinova continued to utilize a portion of its tax net operating loss carryforward. As of December 31, 1994, the balance of the tax net operating loss carryforward was approximately $29 million.

     In October 1994, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 119, "Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments" (FAS 119). FAS 119 requires expanded disclosure in the consolidated financial statements beginning with the year ended December 31, 1994.



responsibility for information
------------------------------

     The consolidated financial statements and all information in this annual report are the responsibility of management. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis and include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the consolidated financial statements. In the opinion of management, the consolidated financial statements fairly reflect Illinova's financial position, results of operations and cash flows.

     Illinova believes that the accounting and internal accounting control systems are maintained so that these systems provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing the consolidated financial statements.

     The consolidated financial statements have been audited by Illinova's independent accountants, Price Waterhouse LLP, in accordance with generally accepted auditing standards. Such standards include the evaluation of internal accounting controls to establish a basis for developing the scope of the examination of the consolidated financial statements. In addition to the use of independent accountants, Illinova maintains a professional staff of internal auditors who conduct financial, procedural and special audits. To assure their independence, both Price Waterhouse LLP and the internal auditors have direct access to the Audit Committee of the Board of Directors.

     The Audit Committee is composed of members of the Board of Directors who are not active or retired employees of Illinova. The Audit Committee meets with Price Waterhouse LLP and the internal auditors and makes recommendations to the Board of Directors concerning the appointment of the independent accountants and services to be performed. Additionally, the Audit Committee meets with Price Waterhouse LLP to discuss the results of their annual audit, Illinova's internal accounting controls and financial reporting matters. The Audit Committee meets with the internal auditors to assess the internal audit work performed, including tests of internal accounting controls.




Larry D. Haab                           Larry F. Altenbaumer
Chairman, President                     Chief Financial Officer,
and Chief Executive Officer             Treasurer and Controller




report of independent accountants
---------------------------------

PRICE WATERHOUSE LLP

To the Board of Directors
of Illinova Corporation

     In our opinion, the consolidated financial statements of Illinova Corporation and its subsidiaries appearing on pages A-11 through A31 of this report present fairly, in all material respects, the financial position of Illinova Corporation and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




Price Waterhouse LLP
St. Louis, Missouri
February 1, 1995


consolidated statements of income
---------------------------------

                                          (Millions of dollars
                                        except per share amounts)
-----------------------------------------------------------------
For the Years Ended December 31,         1994      1993     1992

OPERATING REVENUES
Electric                             $1,177.5   $1,135.6  $1,117.9
Electric interchange                    110.0      130.8      73.0
Gas                                     302.0      314.8     288.6
-----------------------------------------------------------------
  Total                               1,589.5    1,581.2   1,479.5
-----------------------------------------------------------------
OPERATING EXPENSES AND TAXES
Fuel for electric plants                266.6      235.1     248.8
Power purchased                          52.6       78.5      24.0
Gas purchased for resale                172.4      187.3     171.9
Other operating expenses                260.0      269.2     271.3
Maintenance                              89.6      100.8     102.1
Depreciation and amortization           175.8      163.6     155.7
General taxes                           130.3      125.6     122.2
Deferred Clinton costs                    3.5        9.3      11.2
Income taxes                            118.3      106.5      86.2
-----------------------------------------------------------------
  Total                               1,269.1    1,275.9   1,193.4
-----------------------------------------------------------------
Operating income                        320.4      305.3     286.1
-----------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS
Allowance for equity funds
   used during construction               3.8        2.7       1.5
Disallowed Clinton costs                   -      (271.0)       -
Income tax effects of disallowed costs     -        70.6        -
Miscellaneous-net                        (9.1)      (3.0)     (0.6)
-----------------------------------------------------------------
  Total                                  (5.3)    (200.7)      0.9
-----------------------------------------------------------------
Income before interest charges          315.1      104.6     287.0
-----------------------------------------------------------------
INTEREST CHARGES
Interest on long-term debt              135.1      154.1     160.8
Other interest charges                    8.8       10.8       7.8
Allowance for borrowed funds
   used during construction              (5.5)      (4.5)     (3.7)
Preferred dividend requirements
   of subsidiary                         24.9       26.1      28.9
-----------------------------------------------------------------
  Total                                 163.3      186.5     193.8
-----------------------------------------------------------------
Net income (loss)                       151.8      (81.9)     93.2

Excess of carrying amount over
   consideration paid for redeemed
   preferred stock of subsidiary          6.4         -         -
-----------------------------------------------------------------
Net income (loss) applicable
   to common stock                     $158.2     ($81.9)   $93.2
=================================================================
Weighted average number of common shares
  outstanding during the period  75,643,937  75,643,937 75,643,937
Earnings (loss) per common share        $2.09     ($1.08)   $1.23
Cash dividends declared
   per common share                     $0.65      $0.40    $1.40
Cash dividends paid per common share    $0.80      $0.80    $0.80

See notes to consolidated financial statements which are an integral part of these financial statements.



consolidated balance sheets
---------------------------

 (Millions of dollars)
------------------------------------------------------------------
December 31,                                     1994        1993

ASSETS

Utility Plant, at original cost
Electric (includes construction work in progress
  of $202.8 million and $218.7
  million, respectively)                      $6,023.1    $5,889.4
Gas (includes construction work in progress of
  $16.8 million and $18.8 million, respectively) 606.1       589.9
------------------------------------------------------------------
                                               6,629.2     6,479.3
Less -- accumulated depreciation               2,102.7     1,974.6
------------------------------------------------------------------
                                               4,526.5     4,504.7
Nuclear fuel in process                            6.2         6.6
Nuclear fuel under capital lease                 111.5       128.5
------------------------------------------------------------------
                                               4,644.2     4,639.8
------------------------------------------------------------------
INVESTMENTS AND OTHER ASSETS                      37.4        20.1
------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                         50.7         9.9
Accounts receivable (less allowance for doubtful
  accounts of $3 million and $4
  million, respectively)
  Service                                        110.4        85.2
  Other                                           30.5        37.5
Accrued unbilled revenue                          78.9        49.0
Materials and supplies, at average cost
  Fossil fuel                                     18.7        17.0
  Gas in underground storage                      23.1        23.2
  Operating materials                             92.1        91.4
Prepaid and refundable income taxes               11.5        14.7
Prepayments and other                             23.5        17.1
------------------------------------------------------------------
                                                 439.4       345.0
------------------------------------------------------------------
DEFERRED CHARGES
Deferred Clinton costs                           110.8       114.3
Recoverable income taxes                         147.3       108.0
Other                                            197.6       196.3
------------------------------------------------------------------
                                                 455.7       418.6
------------------------------------------------------------------
                                              $5,576.7    $5,423.5
==================================================================

CAPITAL AND LIABILITIES
CAPITALIZATION
Common stock -- No par value, 200,000,000
   shares authorized; 75,643,937
   shares outstanding, stated at              $1,424.6    $1,424.6
Less -- Deferred compensation -- ESO   P          23.5        28.2
Retained earnings (deficit)                       58.8      (64.6)
Less -- Capital stock expense                      9.7        10.8
------------------------------------------------------------------
  Total common stock equity                    1,450.2     1,321.0
------------------------------------------------------------------
Preferred stock of subsidiary                    321.7       303.7
Mandatorily redeemable preferred
   stock of subsidiary                            36.0        48.0
Long-term debt of subsidiary                   1,946.1     1,926.3
------------------------------------------------------------------
  Total capitalization                         3,754.0     3,599.0
------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                 108.2       128.8
Notes payable                                    238.8        92.3
Long-term debt and lease obligations
   of subsidiary maturing within one year         33.5       187.7
Dividends declared                                23.4        49.9
Taxes accrued                                     32.3        32.0
Interest accrued                                  38.4        64.6
Other                                             55.8        51.4
------------------------------------------------------------------
                                                 530.4       606.7
------------------------------------------------------------------
DEFERRED CREDITS
Accumulated deferred income taxes                978.6       906.4
Accumulated deferred investment tax credits      230.9       230.5
Other                                             82.8        80.9
------------------------------------------------------------------
Commitments and Contingencies (Note 4)         1,292.3     1,217.8
------------------------------------------------------------------
                                              $5,576.7    $5,423.5
==================================================================

See notes to consolidated financial statements which are an integral part of these statements.



consolidated statements of cash flows
-------------------------------------

                                             (Millions of dollars)
------------------------------------------------------------------
For the Years Ended December 31,      1994        1993        1992

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)                    $151.8      ($81.9)     $93.2
Items not requiring (providing) cash --
  Disallowed Clinton costs,
   net of income tax                   -          200.4         -
  Depreciation and amortization       178.8       167.3      157.7
  Allowance for funds used during
   construction                        (9.3)      (7.2)       (5.2)
  Deferred income taxes                36.4       67.9        56.6
  Deferred Clinton costs                3.5        9.3        11.2
Changes in assets and liabilities --
  Accounts and notes receivable       (18.2)     (21.3)       25.1
  Accrued unbilled revenue            (29.9)      42.9        (4.7)
  Materials and supplies               (2.3)       6.2        (2.2)
  Accounts payable                    (20.6)      13.8         6.7
  Interest accrued and other, net     (21.6)     (27.7)        6.4
------------------------------------------------------------------
Net cash provided by operating
   activities                         268.6      369.7       344.8
------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES

Construction expenditures          (193.7)     (277.7)     (244.4)
Allowance for funds used during
   construction                       9.3         7.2         5.2
Other investing activities          (19.7)       (8.2)        9.7
------------------------------------------------------------------
Net cash used in investing
   activities                     (204.1)     (278.7)     (229.5)
------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES

Dividends on common stock           (60.5)      (60.5)      (60.5)
  Redemptions --
    Short-term debt                (259.3)     (254.5)     (221.6)
    Long-term debt of subsidiary   (230.0)     (832.0)     (480.6)
    Preferred stock of subsidiary   (91.0)      (94.4)      (10.0)
  Issuances --
    Short-term debt                 405.8       279.7       412.7
    Long-term debt of subsidiary    119.8       866.8       269.0
    Preferred stock of subsidiary    97.0        43.5           -
  Premium paid on redemption of long-term
    debt of subsidiary               (2.8)      (25.8)      (14.6)
  Other financing activities         (2.7)      (12.6)      (12.0)
------------------------------------------------------------------
Net cash used in financing
   activities                       (23.7)      (89.8)     (117.6)
------------------------------------------------------------------
Net change in cash and cash
   equivalents                       40.8         1.2        (2.3)
Cash and cash equivalents at
   beginning of year                   9.9         8.7        11.0
------------------------------------------------------------------
Cash and cash equivalents at
   end of year                       $50.7        $9.9        $8.7
==================================================================



consolidated statements of retained earnings (deficit)
------------------------------------------------------

                                         (Millions of dollars)
------------------------------------------------------------------
For the Years Ended December 31,      1994        1993        1992

Balance (deficit) at
   Beginning of Year                ($64.6)      $41.0       $75.8
Net Income (loss) before dividends   176.7       (55.8)      122.1
------------------------------------------------------------------
                                     112.1       (14.8)      197.9
------------------------------------------------------------------
Less-
  Dividends-
    Preferred stock of subsidiary      11.1       20.1        51.6
    Common Stock                       48.6       29.7       105.3

Plus-
  Excess of carrying amount
     over consideration paid
     for redeemed preferred stock of
     subsidiary                        6.4           -           -
------------------------------------------------------------------
                                    (53.3)      (49.8)     (156.9)
------------------------------------------------------------------
Balance (deficit) at End of Year     $58.8      ($64.6)      $41.0
==================================================================
See notes to consolidated financial statements which are an integral part of these statements.



notes to consolidated financial statements
------------------------------------------


NOTE 1 SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES
-----------------------------

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Illinova Corporation, a holding company, Illinois Power Company (IP), a combination electric and gas utility, and Illinova Generating Company (IGC), a wholly owned subsidiary that invests in energy-related projects and competes in the independent power market. See "Note 2 - Illinova Subsidiaries" for additional information.


     IP's consolidated financial position and results of operations are currently the principal factors affecting Illinova's consolidated financial position and results of operations. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements. All non-utility operating transactions are included in the section titled Other Income and Deductions, "Miscellaneous-net" in the Consolidated Statements of Income. Prior year amounts have been restated on a basis consistent with the December 31, 1994, presentation.

REGULATION - IP is subject to regulation by the Illinois Commerce Commission (ICC) and the Federal Energy Regulatory Commission
(FERC) and, accordingly, prepares its consolidated financial statements based on the concepts of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (FAS 71), which require that the effects of the ratemaking process be recorded. Such effects primarily concern the time at which various items enter the determination of net income in order to follow the principle of matching costs and revenues. Accordingly, IP records various regulatory assets and liabilities to reflect the actions of regulators. Management believes that IP currently meets the criteria for continued application of FAS 71, but will continue to evaluate significant changes in the regulatory and competitive environment to assess IP's overall compliance with such criteria. These criteria include: 1) whether rates set by regulators are designed to recover the specific costs of providing regulated services and products to customers and; 2) whether regulators continue to establish rates based on cost. In the event that management determines that IP no longer meets the criteria for application of FAS 71, an extraordinary noncash charge to income would be recorded in order to remove the effects of the actions of regulators from the consolidated financial statements. The discontinuation of application of FAS 71 would likely have a material adverse effect on Illinova's and IP's consolidated financial position and results of operations. Illinova's principal accounting policies are:

UTILITY PLANT - The cost of additions to utility plant and replacements for retired property units is capitalized. Cost includes labor, materials and an allocation of general and administrative costs, plus an allowance for funds used during construction (AFUDC) as described below. Maintenance and repairs, including replacement of minor items of property, are charged to maintenance expense as incurred. When depreciable property units are retired, the original cost and dismantling charges, less salvage value, are charged to accumulated depreciation.

REGULATORY ASSETS - Regulatory assets include deferred Clinton Power Station (Clinton) post-construction costs, unamortized debt discount, premium and expense, recoverable income taxes, deferred electric fuel and purchased gas costs and manufactured-gas plant site cleanup costs.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION - The FERC Uniform System of Accounts defines AFUDC as the net costs for the period of construction of borrowed funds used for construction purposes and a reasonable rate on other funds when so used. AFUDC is capitalized at a rate that is related to the approximate weighted average cost of capital. In 1994, 1993 and 1992, the pre-tax rate used for all construction projects was 7.0%, 7.5% and 7.5%, respectively. Although cash is not currently realized from the allowance, it is realized under the ratemaking process over the service life of the related property through increased revenues resulting from a higher rate base and higher depreciation expense.

DEPRECIATION - For financial statement purposes, IP depreciates the various classes of depreciable property over their estimated useful lives by applying composite rates on a straight-line basis. In 1994, 1993 and 1992, provisions for depreciation were 2.8% of the average depreciable cost for Clinton. Provisions for depreciation for all other electric plant were 2.5% in 1994, 1993 and 1992. Provisions for depreciation of gas utility plant, as a percentage of the average depreciable cost, were equivalent to 4% in 1993 and 1992. Effective with the April 6, 1994, ICC order in IP's gas rate case, the gas depreciation rate was lowered to 3.4%.

AMORTIZATION OF NUCLEAR FUEL - IP leases nuclear fuel from Illinois Power Fuel Company under a capital lease. Amortization of nuclear fuel (including related financing costs) is determined on a unit of production basis. See "Note 4 - Commitments and Contingencies" for discussion of decommissioning and nuclear fuel disposal costs. A provision for spent fuel disposal costs is charged to fuel expense based on kilowatt-hours generated.

DEFERRED CLINTON COSTS - In accordance with an ICC order in April 1987, IP began deferring certain Clinton post-construction operating and financing costs until rates to reflect such costs became effective (April 1989). After issuance of the March 1989 ICC rate order, deferral of Clinton post-construction costs ceased and amortization of the previously deferred post-construction costs over a 37.5-year period commenced. Although cash is not currently realized from these deferrals, it is realized under the ratemaking process over the service life of Clinton through increased revenues resulting from a higher rate base and higher amortization expense. See "Note 3 - Clinton
Power Station" for additional information.

UNAMORTIZED DEBT DISCOUNT, PREMIUM AND EXPENSE - Discount, premium and expense associated with long-term debt are amortized over the lives of the related issues. Costs related to refunded debt are amortized over the lives of the related new debt issues or the remaining life of the old debt if no new debt is issued.

REVENUE AND ENERGY COST - IP records revenue for services provided but not yet billed to more closely match revenues with expenses. Unbilled revenues represent the estimated amount customers will be billed for service delivered from the time meters were last read to the end of the accounting period. Operating revenues include related taxes that have been billed to customers in the years 1994, 1993 and 1992 in the amount of $66 million, $65 million and $61 million, respectively. The cost of fuel for the generation of electricity, purchased power and gas purchased for resale is recovered from customers pursuant to the electric fuel and purchased gas adjustment clauses. Accordingly, allowable energy costs that are to be passed on to customers in a subsequent accounting period are deferred. The recovery of costs deferred under these clauses is subject to review and approval by the ICC.

     On April 6, 1994, the ICC approved an increase of $18.9 million, or 6.1%, in IP's natural gas base rates. The increase will be partially offset by savings from lower gas costs resulting from the expansion of the Hillsboro gas storage field. The approved authorized rate of return on rate base is 9.29%, with a rate of return on common equity of 11.24%

INCOME TAXES - Under Statement of Financial Accounting Standards No. 109, -Accounting for Income Taxes' (FAS 109), deferred tax assets and liabilities are recognized for the tax consequences of transactions that have been treated differently for financial reporting and tax return purposes, measured on the basis of the statutory tax rates. In accordance with FAS 71, a regulatory asset (Recoverable income taxes) has been recorded representing the probable recovery from customers of additional deferred income taxes established under FAS 109.

     Investment tax credits used to reduce federal income taxes have been deferred and are being amortized to income over the - service life' of the property that gave rise to the credits. Illinova and its subsidiaries file a consolidated federal income tax return. Income taxes are allocated to the individual companies based on their respective taxable income or loss. See -Note 7 - Income Taxes' for additional discussion.

PREFERRED DIVIDEND REQUIREMENTS OF SUBSIDIARY - Preferred dividend requirements of IP reflected in the consolidated income statements are recorded on the accrual basis and relate to the period for which the dividends are applicable.

CONSOLIDATED STATEMENTS OF CASH FLOWS - Cash and cash equivalents include cash on hand and temporary investments purchased with an initial maturity of three months or less. Capital lease obligations not affecting cash flow increased by $28 million, $27 million and $14 million during 1994, 1993 and 1992, respectively. Income taxes and interest paid are as follows:


                                          Years ended December 31,
------------------------------------------------------------------
(Millions of dollars)            1994      1993      1992
------------------------------------------------------------------
Income taxes                     $ 71.1    $ 26.0    $ 27.5
Interest                         $165.9    $166.4    $177.3
==================================================================

     The increase in income taxes paid from 1993 to 1994 was due to an increase in taxable income and the settlement of an IRS audit. The results of the settlement did not have a material effect on Illinova's or IP's consolidated financial position or results of operations. See "Note 7 - Income Taxes" for additional information.

SALE OF ACCOUNTS RECEIVABLE AND ACCRUED UNBILLED REVENUE - In June 1993, IP entered an agreement for the sale of an undivided interest in a designated pool of IP's accounts receivable and accrued unbilled revenue up to a maximum of $50 million. At December 31, 1993, $15 million of accounts receivable and $35 million of accrued unbilled revenue had been sold. In December 1994, IP bought back all of the accounts receivable and accrued unbilled revenue that were sold under the agreement. All costs associated with the agreement have been reflected in Other
Income and Deductions, "Miscellaneous-net," on Illinova's Consolidated Statements of Income.

FORWARD CONTRACTS - Realized and unrealized gains and losses on forward contracts held as hedges of interest rate exposure are deferred and recognized as interest expense over the lives of the hedged liabilities.

INTEREST RATE CAP - Premiums paid for the purchased interest rate cap agreement are being amortized to interest expense over the terms of the cap. Unamortized premiums are included in Deferred Charges, "Other" in the Consolidated Balance Sheets. Amounts received under the cap agreement are recognized as a reduction in interest expense.


NOTE 2 ILLINOVA SUBSIDIARIES
----------------------------

     On May 27, 1994, Illinova Corporation (Illinova), a holding company, was officially formed with the filing of documents with the Illinois Secretary of State. Illinova became the parent of IP pursuant to a share-for-share conversion of IP common stock into Illinova common stock. On June 8, 1994, IGC (formerly IP Group, Inc.), originally a subsidiary of IP, was transferred as a dividend in the amount of $9.2 million from IP to Illinova, effectively establishing IGC as a wholly owned subsidiary of Illinova. IP, the primary business and subsidiary of Illinova, is engaged in the generation, transmission, distribution and sale of electric energy and the distribution, transportation and sale of natural gas in the State of Illinois.

     IGC is Illinova's wholly owned independent power subsidiary which invests in energy supply projects throughout the world and competes in the independent power market. In 1993, IGC invested in a co-generation project in Teesside, England. During 1994, IGC became an equity partner with Tenaska, Inc., in four natural gasfired generation plants, two of which are in operation and two of which are under construction. Tenaska, Inc. is an Omaha, Nebraska-based developer of independent power projects throughout the U.S. In August 1994, IGC purchased 50 percent of the North American Energy Services Company (NAES). NAES supplies a broad range of operations, maintenance and support services to the worldwide independent power generation industry and will operate the Tenaska generation plants in which IGC purchased an equity interest. In November 1994, IGC became an equity partner in an operating diesel engine-powered generating plant in Puerto Cortez, Honduras.

     At December 31, 1994, Illinova's net investment in IGC is
$28.8 million.

     IP provided approximately $20 million in funds to Illinova for operations and investments during 1994. Illinova is paying IP interest on these funds at a rate equal to that which Illinova would have paid had it used a currently outstanding line of credit.


NOTE 3 CLINTON POWER STATION
----------------------------

     IP and Soyland Power Cooperative, Inc. (Soyland) share ownership of Clinton, with IP owning 86.8% and Soyland owning 13.2%. IP's ownership percentage is reflected in utility plant (at original cost) and in accumulated depreciation in the Consolidated Balance Sheets. Clinton was placed in service in 1987 and represents approximately 18% of IP's installed generation capacity. The investment in Clinton and its related deferred costs represented approximately 52% of Illinova's total assets at December 31, 1994. IP's 86.8% share of Clinton-related costs represented 32% of Illinova's total 1994 other operating, maintenance and depreciation expenses. Clinton's equivalent availability was 92%, 73% and 62% for 1994, 1993 and 1992, respectively. Clinton's equivalent availability was higher in 1994 due to no refueling outage.

     Ownership of an operating nuclear generating unit exposes IP to significant risks, including increased and changing regulatory, safety and environmental requirements and the uncertain future cost of closing and dismantling the unit. IP expects to be allowed to continue to operate Clinton; however, if any unforeseen or unexpected developments would prevent IP from doing so, Illinova and IP could be materially adversely affected. See "Note 4 Commitments and Contingencies" for additional information.

RATE AND REGULATORY MATTERS

1992 RATE ORDER - A September 1993 decision by the Illinois Appellate Court, Third District (Appellate Court Decision), upheld key components of the August 1992 Rehearing Order (Rehearing Order) issued by the ICC. The Rehearing Order denied IP recovery of certain deferred Clinton post-construction costs, which were composed of all deferred depreciation and real estate taxes and 72.8% of the deferred common equity return.

     IP originally recorded these deferred Clinton post-construction costs as a regulatory asset when such costs were believed probable of recovery through future rates, based on prior ICC orders. The deferred costs were recorded from the time Clinton began operations (April 1987) to the time the ICC allowed IP to begin recovering these deferred costs in rates (March 1989), otherwise known as the regulatory lag period.

     Based upon IP's assessment of the Appellate Court Decision and in accordance with FAS 71, IP recorded a loss of $271 million ($200 million or $2.65 per share, net of income taxes) in September 1993. This write-off included revenues and related interest of approximately $8.9 million to be refunded for deferred costs included in electric rates between April 1992 and August 1992, which were disallowed by the Rehearing Order.

     The Appellate Court Decision remanded the case to the ICC for further proceedings to determine the amount of actual financial harm incurred by IP during the regulatory lag period. The decision also remanded the case for verification of the calculation of the amortization of deferred Clinton post-construction costs from March 1989 to June 1992.

     On February 25, 1994, IP and the remaining parties to this case presented a joint motion to the Appellate Court requesting entry of an order remanding the case to the Commission for further proceedings in accordance with a stipulated agreement of the parties. The Appellate Court granted the joint motion on March
2, 1994. On March 16, 1994, the ICC issued an order on remand that did not result in any change in IP's rates from those adopted in the Rehearing Order. The order on remand required IP to refund $8.9 million of revenue that had been collected between April and August 1992 subject to refund. The refunds began in March 1994 and were completed in October 1994.

1987 UNIFORM FUEL ADJUSTMENT CLAUSE RECONCILIATION - In January 1994, the ICC issued an order on remand consistent with an Illinois Appellate Court, Third District, decision which held that evidence did not support the findings in a February 1992 ICC order that IP incurred $29.3 million in imprudent nuclear fuel procurement and management costs. As a result of the Appellate Court decision and subsequent related ICC orders, IP is in the process of recovering approximately $12.7 million of nuclear fuel costs, which will not have an impact on consolidated results of operations.


NOTE 4 COMMITMENTS AND CONTINGENCIES
------------------------------------
COMMITMENTS - Estimated construction requirements in 1995 are $204 million, which includes $152 million for electric facilities, $24 million for gas facilities and $28 million for general plant. The five-year construction program for 1995 through 1999 is estimated to be $775 million. These expenditures do not include capital expenditures for compliance with the Clean Air Act, as discussed below.

     In addition, IP has substantial commitments for the purchase of coal under long-term contracts. Coal contract commitments for 1995 through 1999 are estimated to be $779 million (excluding price escalation provisions). Total coal purchases for 1994, 1993 and 1992 were $191 million, $184 million and $186 million, respectively. IP has existing contracts with various natural gas suppliers and interstate pipelines to provide natural gas supply, transportation and leased storage. Committed natural gas, transportation and leased storage costs (including pipeline transition costs) for 1995 through 1999 are estimated to total $75 million. Total natural gas purchased for 1994, 1993 and 1992 was $168 million, $188 million and $184 million, respectively. IP's share of nuclear fuel commitments for Clinton is approximately $22 million for uranium concentrates through 1998, $8.4 million for conversion through 2002, $51 million for enrichment through 1999 and $164 million for fabrication through 2017. IP has commitments for emission allowances through 1999 estimated at $101 million. It is anticipated that all of these costs will be recoverable under IP's electric fuel and purchased gas adjustment clauses, if found by the ICC to be prudently incurred.

INSURANCE - IP maintains insurance on behalf of IP and Soyland for certain losses involving the operation of Clinton. One insurance program provides coverage for physical damage to the plant. Based upon a review of this insurance, IP has reduced its limits from $2.7 billion to $1.6 billion effective December 15, 1994. IP's insurance program has two layers: 1) a primary layer of $500 million provided by nuclear insurance pools; and 2) an excess coverage layer of $1.1 billion provided by an industry-owned mutual insurance company. In the event of an accident with an estimated cost of reactor stabilization and site decontamination exceeding $100 million, Nuclear Regulatory Commission (NRC) regulations require that insurance proceeds be dedicated and used first to return the reactor to, and maintain it in, a safe and stable condition. After providing for stabilization and decontamination, the insurers would then cover property damage up to a total payout of $1.38 billion. Second, the NRC requires decontamination of the reactor and reactor station site in accordance with a plan approved by the NRC. The insurers would provide up to $220 million to cover decommissioning costs in excess of funds already collected for decommissioning, as discussed later. In the event insurance limits are not exhausted, the excess coverage may also be applied to a portion of the value of the undamaged property. In addition, while IP has no reason to anticipate a serious nuclear accident at Clinton, if such an incident should occur, the claims for property damage and other costs could materially exceed the limits of current or available insurance coverage. IP also carries approximately $.9 million per week of business interruption insurance coverage for its ownership share of Clinton through the industry-owned mutual insurance company in the event of an extended shutdown of Clinton due to accidental property damage. This insurance does not provide coverage until Clinton has been out of service for 21 weeks. Thereafter, the insurance provides up to 156 weeks of coverage.

     Multiple major losses covered under the current property damage and business interruption insurance coverages involving Clinton or other stations insured by the industry-owned mutual insurance company could result in retrospective premium assessments of up to approximately $13 million. About $12 million of this assessment is subject to the ownership interest in Clinton between IP and Soyland.

     All United States nuclear power station operators are subject to the Price-Anderson Act. Under that Act, public liability for a nuclear incident is currently limited to $8.9 billion. Coverage of the first $200 million is provided by private insurance.
Excess coverage is provided by retrospective premium assessments against each licensed nuclear reactor in the United States. Currently, the liability to these reactor operators/owners for such an assessment would be up to $79.3 million per incident, not including premium taxes which may be applicable, payable in annual installments of not more than $10 million.

     A Master Worker Policy covers worker tort claims alleging bodily injury, sickness or disease as a result of initial radiation exposure occurring on or after January 1, 1988. The policy has an aggregate limit of $200 million applying to the commercial nuclear industry as a whole. As claims are paid under the policy, there is a provision for automatic reinstatement of policy limits up to an additional $200 million. There is also a provision for retrospective assessment of additional premiums if claims exceed funds available in the insurance company's reserve accounts. The maximum retrospective premium assessment for this contingency is approximately $3 million and may be subject to state premium taxes. Any retrospective premium assessments pertaining to the Master Worker Policy or the Price-Anderson Act are subject to the ownership interest in Clinton between IP and Soyland.

     IP may be subject to other risks which may not be insurable, or the amount of insurance carried to offset the various risks may not be sufficient to meet potential liabilities and losses. There is also no assurance that IP will be able to maintain insurance coverages at their present levels. Under those circumstances, such losses or liabilities would have a substantial adverse effect on Illinova's and IP's consolidated financial position.

DECOMMISSIONING AND NUCLEAR FUEL DISPOSAL - Costs IP is responsible for its ownership share of the costs of decommissioning Clinton and for spent nuclear fuel disposal costs. IP is collecting future decommissioning costs through its rates based on an ICC-approved formula that allows IP to adjust rates annually for changes in decommissioning cost estimates.

     Based on NRC regulations that establish a minimum funding level, IP's 86.8% share of Clinton decommissioning costs is estimated to be approximately $357 million (1994 dollars). The NRC minimum is based only on the cost of removing radioactive plant structures. A site-specific study to estimate the costs of dismantlement, removal and disposal of Clinton has not been made; however, IP plans to undertake this study in 1995. This study may result in projected decommissioning costs higher than the NRC-specified funding level. At December 31, 1994 and 1993, IP had recorded a liability of $22.4 million and $17.2 million, respectively, for the future decommissioning of Clinton.

     External decommissioning trusts, as prescribed under Illinois law and authorized by the ICC, have been established to accumulate funds based on the expected service life of the plant for the future decommissioning of Clinton. For the years 1994, 1993 and 1992, IP has contributed $5.5 million, $3.9 million and $3.7 million, respectively, to its external nuclear decommissioning trust funds. The balances in these nuclear decommissioning funds at December 31, 1994 and 1993, were $22.4 million and $17.2 million, respectively. IP recognizes earnings and expenses from the trust funds as changes in its assets and liabilities relating to these funds. In November 1994, the ICC granted IP permission to invest up to 60% of the nuclear decommissioning trust assets in selected equity securities. As a result, funding in this manner commenced with an initial investment in December 1994. Future contributions will be directed to this asset class until the approved equity allocation is reached.

     The Securities and Exchange Commission (SEC) staff has questioned certain current accounting practices of the electric utility industry, including those practices used by IP, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in financial statements. In response to these questions, the FASB has agreed to review the accounting for removal costs of nuclear generating stations, including decommissioning. If current electric utility industry accounting practices for such decommissioning are changed: 1) annual provisions for decommissioning could increase; 2) the estimated total cost for decommissioning could be recorded as a liability; and 3) trust fund income from the external decommissioning trusts could be reported as investment income rather than as a reduction to decommissioning expense. Although it is too early to determine whether any changes to current electric utility industry accounting practices for decommissioning will be adopted, IP believes that based on current information, any required changes would not have an adverse effect on results of operations due to existing and anticipated future ability to recover decommissioning costs through rates.

     In 1992, the ICC entered an order in which it expressed concern that IP take all reasonable action to ensure that Soyland contributes its ownership share of the current or any revised estimate of decommissioning costs. The order also states that if IP becomes liable for decommissioning expenses attributable to Soyland, the ICC will then decide whether that expense should be the responsibility of IP stockholders or its customers.

     Under the Energy Policy Act of 1992, IP is responsible for a portion of the cost to decontaminate and decommission the U.S. Department of Energy's (DOE) uranium enrichment facilities.
Based on quantities purchased from the DOE facilities prior to passage of the Act, each utility is being assessed an annual fee for a period of 15 years. At December 31, 1994, IP has a remaining liability of $5.7 million representing future assessments. IP is recovering these costs, as amortized, through its fuel adjustment clause.

     Under the Nuclear Waste Policy Act of 1982, the DOE is responsible for the permanent storage and disposal of spent nuclear fuel. The DOE currently charges one mill ($0.001) per net kilowatt-hour (one dollar per MWH) generated and sold for future disposal of spent fuel. IP is recovering these charges through rates.

ENVIRONMENTAL MATTERS

CLEAN AIR ACT - In August 1992, IP announced that it had suspended construction of two scrubbers at the Baldwin Power Station, on which IP had expended approximately $34.6 million. IP has recovered approximately $3.1 million as a result of the sale of excess materials that were not used on the project. After suspending scrubber construction, IP reconsidered its alternatives for complying with Phase I of the 1990 Clean Air
Act Amendments. In March 1993, IP announced its compliance plan for Phase I (19951999) of the Clean Air Act, which is to continue using high-sulfur Illinois coal and acquire emission allowances to comply with the Clean Air Act requirements. An emission allowance is the authorization by the United States Environmental Protection Agency (U.S.EPA) to emit one ton of sulfur dioxide. The ICC approved IP's Phase I Clean Air Act compliance plan in September 1993, and IP is continuing to implement that plan. Sufficient emission allowances have been acquired to meet anticipated needs for 1995. IP will be active in the emissions allowance market in order to meet requirements for allowances in 1996 and beyond. In 1993, the Illinois General Assembly passed and the governor signed legislation authorizing but not requiring the ICC to permit expenditures and revenues from emission allowance purchases and sales to be reflected in rates charged to customers as a cost of fuel. In December 1994, the ICC approved the recovery of emission allowance costs through the Uniform Fuel Adjustment Clause. IP's compliance plan will defer, until at least 2000, any need for scrubbers or other capital projects associated with sulfur dioxide emission reductions. Additional actions and capital expenditures will be required by IP to achieve compliance with the Phase II (2000 and beyond) sulfur dioxide emission requirements of the Clean Air Act.

     IP planned to comply with the Phase I nitrogenoxide emission reduction requirements of the acid rain provisions of the Clean Air Act by installing low-nitrogen-oxide (NOx) burners at Baldwin Unit 3. On November 29, 1994, the U.S. Appellate Court remanded the Phase I NOx rules back to the U.S.EPA. IP is positioned to comply with the previously established rules and does not expect the new rules to be any more stringent. Therefore, the Court's decision is not expected to have a material impact on IP's compliance activity.

     Additional capital expenditures are anticipated prior to 2000 to comply with the Phase II nitrogen-oxide requirements, as well as potential requirements to further reduce nitrogen-oxide emissions from IP plants to help achieve compliance with air quality standards in the St. Louis and/or Chicago metropolitan areas. IP has installed continuous emission monitoring systems at its major generating stations, as required by the acid rain provisions of the Clean Air Act.

     In July 1993, the Alliance for Clean Coal (Alliance), a coalition of Western coal producers and railroads, filed suit against the ICC in the U.S. District Court in Chicago. The Alliance sought a declaration that an Illinois statute regarding the filing with and approval by the ICC of utility Clean Air Act compliance plans, including provisions on the construction of scrubbers or other devices to facilitate continued use of high-sulfur Illinois coal as a fuel, is unconstitutional. In December 1993, the U.S. District Court issued an opinion and an order in ALLIANCE FOR CLEAN COAL VS. ELLEN CRAIG, ET AL. declaring the statute unconstitutional. The order prohibits the ICC from enforcing the statute, and declares void compliance plans prepared and approved in reliance on the statute. Subsequent to that decision, IP filed its plan with the ICC, not for approval as it believes no approval of the plan is required, but as a supplement to informational filings made in a pending least-cost plan proceeding. The ICC concluded in its final order that IP's compliance plan represented the least-cost option for compliance. On January 9, 1995, the Seventh Circuit Court of Appeals affirmed the U.S. District Court decision.

MANUFACTURED-GAS PLANT (MGP) SITES - IP, through its predecessor companies, was identified on a State of Illinois list as the responsible party for potential environmental impairment at 24 former manufactured-gas plant sites. IP is investigating each of the sites to determine: 1) the type and amount of residues present; 2) whether the residues constitute environmental or health hazards and, if present, their extent; and 3) whether IP has any responsibility for remedial action. Because of the unknown and unique characteristics of each site (such as amount and type of residues present, physical characteristics of the site and the environmental risk) and uncertain regulatory requirements, IP is not able to determine its ultimate liability for the investigation and remediation of the 24 sites. However, at December 31, 1994, IP had estimated and recorded a minimum liability of $35 million. In 1994, IP spent approximately $1.3 million for investigation and remediation activities. IP is unable to determine at this time what portion of these costs, if any, will be eligible for recovery from insurance carriers or other potentially responsible parties. In addition, IP is unable to determine the time frame over which these costs may be paid out. IP has recorded a regulatory asset in the amount of $35 million, reflecting management's expectation that investigation and remediation costs for the manufactured-gas plant sites will be recovered from customers or insurers.

     In September 1992, the ICC issued a generic order concluding that utilities will be allowed to collect from customers MGP remediation costs paid to third parties, subject to prudency evaluation. The order allowed recovery of such prudently incurred costs over a five-year period but with no recovery from customers of carrying costs on the unrecovered balance.

     IP is currently recovering MGP site cleanup costs from its customers through a tariff rider approved by the ICC in April 1993. In February 1994, an intervening consumer group appealed the September 1992 ICC order and an affirming December 1993 Appellate Court decision to the Illinois Supreme Court, arguing that utilities should not be permitted to recover MGP cleanup costs from customers or should not be permitted to recover such costs through riders. IP and other utilities have also appealed to the Illinois Supreme Court seeking to include carrying costs on the unrecovered balance of cleanup costs through the tariff rider. The Illinois Supreme Court agreed to hear both appeals, and briefing and oral arguments were held in September 1994. Management believes that the final disposition of these appeals will not have a material adverse effect on Illinova's or IP's consolidated financial position or results of operations.

ELECTRIC AND MAGNETIC FIELDS - The possibility that exposure to electric and magnetic fields (EMF) emanating from power lines, household appliances and other electric sources may result in adverse health effects continues to be the subject of litigation and governmental, medical and media attention. Litigants have also claimed that EMF concerns justify recovery from utilities for the loss in value of real property exposed to power lines, substations and other such sources of EMF. Scientific research worldwide has produced conflicting results, and no conclusive evidence that electric and/or magnetic field exposure causes adverse health effects. Research is continuing to resolve scientific uncertainties. It is too soon to tell what, if any, impact these actions may have on Illinova's or IP's consolidated financial position.

LEGAL PROCEEDINGS

Illinova and IP are involved in legal or administrative proceedings before various courts and agencies with respect to matters occurring in the ordinary course of business, some of which involve substantial amounts of money. Management believes that the final disposition of these proceedings will not have a material adverse effect on consolidated financial position or results of operations.

OTHER

IP sells electric energy and natural gas to residential, commercial and industrial customers throughout Illinois. At December 31, 1994, 60%, 21% and 19% of accounts receivable were from residential, commercial and industrial customers, respectively. IP maintains reserves for potential credit losses and such losses have been within management's expectations.


NOTE 5 LINES OF CREDIT
AND SHORT-TERM LOANS
----------------------

     IP has total lines of credit represented by bank commitments amounting to $250 million, all of which were unused at December 31, 1994. The weighted average borrowings for 1994 were $1.1 million at a weighted average interest rate of 3.7%. These lines of credit are renewable in July 1995 and September 1996. These bank commitments support the amount of commercial paper outstanding at any time, limited only by the amount of unused bank commitments, and are available to support other IP activities.

     IP pays facility fees up to 0.25% per annum, on $250 million of the total line of credit, regardless of usage. The interest rate on borrowings under these agreements is, at IP's option, based upon the lending banks' reference rate, their Certificate of Deposit rate, the borrowing rate of key banks in the London interbank market or competitive bid.

     IP has letters of credit totaling $204.8 million and pays fees up to 0.55% per annum on the unused amount of credit.

     In addition, IP has short-term financing options to obtain funds not to exceed $80 million. IP pays no fees for these uncommitted facilities and funding is subject to availability upon request.

     For the years 1994, 1993 and 1992, IP had short-term borrowings consisting of bank loans, commercial paper, extendible floating rate notes and other short-term debt outstanding at various times as follows:

------------------------------------------------------------------
(Millions of dollars, except rates)      1994     1993     1992
------------------------------------------------------------------
Balance at December 31
   Short-term borrowings                 $238.8   $ 92.3   $ 67.1

Weighted average interest
   rate at December 31                    6.2%     3.5%     3.8%

Maximum amount outstanding
   at any month end                      $238.8   $123.7   $181.9

Average daily borrowings
   outstanding during the year           $165.4   $ 85.0   $115.1

Weighted average interest
   rate during the year                   4.6%     3.5%     4.0%
------------------------------------------------------------------

     Illinova has total lines of credit represented by bank commitments amounting to $43 million, all of which were unused at December 31, 1994.

     Illinova and IP have only limited involvement with derivative financial instruments and do not use them for trading purposes. They are used to manage well-defined interest rate risks arising out of core activities without the use of leverage and without risk to principal.

     Interest rate cap agreements are used to reduce the potential impact of increases in interest rates on floating-rate commercial paper. In 1994, IP entered a five-year variable rate interest rate cap agreement covering up to $140 million of commercial paper. The agreement entitles IP to receive from a counterparty on a monthly basis the amount, if any, by which IP's interest payments on a nominal amount of commercial paper exceed the interest rate set by the cap. At December 31, 1994, the cap rate was set at 5.0% while the current market rate available to IP was 6.125%.


NOTE 6 FACILITIES AGREEMENTS
----------------------------

     IP and Soyland share ownership of Clinton, with IP owning 86.8% and Soyland owning 13.2%. Agreements between IP and Soyland provide that IP has control over construction and operation of the generating station, that the parties share electricity generated in proportion to their ownership interests and that IP will have certain obligations to provide replacement power to Soyland if IP ceases to operate or reduces output from Clinton.

     Under the provisions of a Power Coordination Agreement (PCA) between Soyland and IP dated October 5, 1984, as amended, IP was required to provide Soyland with 8.0% (288 megawatts) of electrical capacity from its fossil-fueled generating plants through 1994. This requirement will increase to 12% in 1995 and each year thereafter until the agreement expires or is terminated. This is in addition to the capacity Soyland receives as an owner of Clinton. IP is compensated with capacity charges and for energy costs and variable operating expenses. IP transmits energy for Soyland through IP's transmission and subtransmission systems. Under provisions of the PCA, Soyland has the option of participating financially in major capital expenditures at the fossil-fueled plants, such as those needed for Phase II Clean Air Act compliance, to the extent of its capacity entitlement with each party bearing its own direct capital costs, or by having the costs treated as plant additions and billed to Soyland in accordance with other billing provisions of the PCA. See "Note 4 Commitments and
Contingencies" for discussion of the Clean Air Act. At any time after December 31, 2004, either IP or Soyland can terminate the PCA by giving not less than seven years' prior written notice to the other party. The party to whom termination notice has been given may designate an earlier effective date of termination which shall be not less than twelve months after receiving notice.


NOTE 7 INCOME TAXES
-------------------

     Deferred tax assets and liabilities were composed of the following:

                                        Balance as of December 31,
------------------------------------------------------------------
(Millions of dollars)                          1994       1993
------------------------------------------------------------------

Deferred Tax Assets:
------------------------------------------------------------------

Current:
   Misc. book/tax recognition differences      $ 19.7     $ 25.6
------------------------------------------------------------------

Noncurrent:
   Depreciation and other property related       52.6       56.3
   Alternative minimum tax                      186.0      131.0
   Tax credit and net operating loss
     carryforward                                27.6      111.9
   Unamortized investment tax credit            122.0      129.1
   Misc. book/tax recognition differences        57.0       17.5
------------------------------------------------------------------
                                                445.2      445.8
------------------------------------------------------------------
    Total deferred tax assets                  $464.9     $471.4
==================================================================


Deferred Tax Liabilities:
------------------------------------------------------------------

Current:
   Misc. book/tax recognition differences      $  8.2     $ 10.9
------------------------------------------------------------------

Noncurrent:
   Depreciation and other property related     1,252.0    1,187.3
   Deferred Clinton costs                         62.1      64.0
   Misc. book/tax recognition differences        109.7     100.9
------------------------------------------------------------------
                                               1,423.8    1,352.2
------------------------------------------------------------------
    Total deferred tax liabilities            $1,432.0   $1,363.1
==================================================================

     Income taxes included in the Consolidated Statements of Income consist of the following components:

                                          Years Ended December 31,
------------------------------------------------------------------
(Millions of dollars)                   1994     1993     1992
------------------------------------------------------------------
Current taxes -
   Included in operating
     expenses and taxes                 $ 58.3   $ 25.3   $ 22.9
------------------------------------------------------------------
     Total current taxes                  58.3     25.3     22.9
------------------------------------------------------------------
Deferred taxes -
   Included in operating
   expenses  and taxes
     Property related differences         60.0     72.3     73.2
     Alternative minimum tax             (50.4)   (31.8)   (31.4)
     Gain/loss on reacquired debt           -      16.5      4.8
     Take-or-pay charges                    -        .3      2.3
     Net operating loss carryforward      62.0     22.8     18.3
     Internal Revenue Service
       interest on tax issues              7.5     (1.9)      .7
     Misc. book/tax recognition
       differences                        (7.8)     3.8     (4.1)
     Included in other income
     and deductions
       Property related differences       10.0      6.0      9.2
       Net operating loss carryforward   (17.4)   (15.4)   (15.5)
       Misc. book/tax recognition
          differences                      (.7)    (2.5)      .4
    Disallowed Clinton costs                -     (62.2)      -
------------------------------------------------------------------
     Total deferred taxes                 63.2      7.9     57.9
------------------------------------------------------------------

Deferred investment tax credit - net
   Included in operating
     expenses and taxes                  (11.3)    (.8)     (.5)
   Included in other income
     and deductions                        (.3)    (.7)     (.8)
   Disallowed investment tax credit         -     (8.4)       -
------------------------------------------------------------------
     Total investment tax credit         (11.6)   (9.9)    (1.3)
------------------------------------------------------------------

Total income taxes                       $109.9   $23.3    $79.5
==================================================================

     The reconciliations of income tax expense to amounts computed by applying the statutory tax rate to reported pretax results for the period are set forth below:

                                          Years Ended December 31,
------------------------------------------------------------------
(Millions of dollars)                    1994     1993     1992
------------------------------------------------------------------

Income tax expense at the
   federal statutory tax rate            $91.6    $(20.5)  $58.7

Increases/(decreases) in taxes
   resulting from -
   State taxes, net of federal effect     13.8       5.8    11.3
   Investment tax credit -
     amortization                         (7.8)     (8.8)   (8.4)
   Depreciation not normalized             4.3       7.1     9.4
   Preferred dividend requirement
     of subsidiary                         8.7       9.1     9.8
   Disallowed Clinton costs
     (including ITC)                        -       27.4      -
   Other-net                               (.7)      3.2    (1.3)
------------------------------------------------------------------
    Total income taxes                   $109.9   $ 23.3  $ 79.5
==================================================================

     ombined federal and state effective income tax rates were 42%, (39.8%) and 46% for the years 1994, 1993 and 1992, respectively. The negative effective tax rate for 1993 is a result of the loss recorded by IP due to the Rehearing Order which denied IP recovery of certain deferred Clinton costs. The 1993 effective tax rate excluding the effect of this loss was 44.2%. At December 31, 1994, Illinova had approximately $29 million of federal income tax net operating loss carryforwards to offset future taxable income. Approximately $15 million of these carryforwards expire in 2006, $12 million expire in 2007 and $2 million expire in 2008.

     Illinova is subject to the rovisions of the Alternative Minimum Tax System (AMT). As a result, Illinova has an alternative minimum tax credit carryforward at December 31, 1994, of approximately $186 million. This credit can be carried forward indefinitely to offset future regular income tax liabilities in excess of the tentative minimum tax.

     The Internal Revenue Service (IRS) has completed its audit of IP's federal income tax returns for the years 1986 through 1988. IP and the IRS have reached an agreement on all audit issues. The results of the agreement did not have a material effect on Illinova's or IP's consolidated financial position or results of operations.


NOTE 8 CAPITAL LEASES
---------------------

     Illinois Power Fuel Company (Fuel Company), which is 50% owned by IP, was formed in 1981 for the purpose of leasing nuclear fuel to IP for Clinton. Lease payments are equal to the Fuel Company's cost of fuel as consumed (including related financing and administrative costs). Billings under the lease agreement during 1994, 1993 and 1992 were $52 million, $45 million and $43 million, respectively, including financing costs of $7 million, $6 million and $8 million, respectively. IP is obligated to make subordinated loans to the Fuel Company at any time the obligations of the Fuel Company that are due and payable exceed the funds available to the Fuel Company. IP has an obligation for nuclear fuel disposal costs of leased nuclear fuel. See "Note 4 - Commitments and Contingencies" for discussion of decommissioning and nuclear fuel disposal costs. Nuclear fuel lease payments are included with fuel for electric plants on Illinova's Consolidated Statements of Income.

     At December 31, 1994 and 1993, current obligations under capital lease for nuclear fuel are $33.3 million and $41.6 million, respectively. Over the next five years estimated payments under capital leases are as follows:

------------------------------------------------------------------
                                             (Millions of dollars)
------------------------------------------------------------------
1995                                               $39.2
1996                                                34.6
1997                                                 26.7
1998                                                 13.0
1999                                                  8.5
Thereafter                                           2.9
------------------------------------------------------------------
                                                   124.9
Less: Interest                                      13.4
------------------------------------------------------------------
   Total                                           $111.5
==================================================================


NOTE 9 LONG-TERM DEBT OF SUBSIDIARY
-----------------------------------




(Millions of dollars)

--------------------------------------------------------------------------------

December 31,                                          1994       1993

First mortgage bonds--

      5.85% series due 1996                          $   40.0    $40.0
      6 1/2% series due 1999                             72.0     72.0
      6.60% series due 2004 (Pollution Control           7.0       7.2
          Series A)
      9 7/8% series due 2004                              -       10.0
      7.95% series due 2004                              72.0     72.0
      6% series due 2007 (Pollution Control Series B]    18.7     18.7
      11 5/8% series due 2014 (Pollution Control          -       35.6
          Series D)
      10 3/4% series due 2015 (Pollution Control          -       84.1
          Series E)
      7 5/8% series due 2016 (Pollution Control          150.0   150.0
          Series F, G and H)
      8.30% series due 2017 (Pollution Control           33.8     33.8
          Series I)
      7 3/8% series due 2021 (Pollution Control          84.7     84.7
          Series J)
      8 3/4% series due 2021                             125.0   125.0
      5.7% series due 2024 (Pollution Control Series K]   35.6      -
      7.4% series due 2024 (Pollution Control Series L]   84.1      -
--------------------------------------------------------------------------------
      Total first mortgage bonds                         722.9    733.1
--------------------------------------------------------------------------------
New mortgage bonds--

      6 1/8% series due 2000                             40.0      40.0
      5 5/8% series due 2000                             110.0    110.0
      6 1/2% series due 2003                             100.0    100.0
      6 3/4% series due 2005                             70.0      70.0
      8.0% series due 2023                               235.0    235.0
      7 1/2% series due 2025                             200.0    200.0
      Adjustable rate series due 2028
          (Pollution Control Series M, N and O)          111.8    111.8
--------------------------------------------------------------------------------
      Total new mortgage bonds                           866.8    866.8
--------------------------------------------------------------------------------
      Total mortgage bonds                             1,589.7   1,599.9
--------------------------------------------------------------------------------
Short-term debt to be refinanced as long-term debt       125.0     125.0
8 1/2% debt securities due 1994                            -       100.0
Medium-term notes, series A                              100.0     100.0
Variable rate long-term debt due 2017                    75.0       75.0
-------------------------------------------------------------------------------
      Total other long-term debt                         300.0      400.0
--------------------------------------------------------------------------------
                                                       1,889.7    1,999.9
Unamortized discount on debt                             (21.6)    (15.4)
--------------------------------------------------------------------------------
      Total long-term debt excluding capital lease
          obligations                                  1,868.1    1,984.5
      Obligation under capital leases                   111.5       129.5
--------------------------------------------------------------------------------
                                                      1,979.6     2,114.0
Long-term debt and lease obligations maturing
      within one year                                   (33.5)     (187.7)
--------------------------------------------------------------------------------
         Total long-term debt                       $  1,946.1    $1,926.3
================================================================================


In May 1994, $35.6 million of 11 5/8% Pollution Control Bonds Series D due 2014 were retired with the same principal amount of 5.7% Pollution Control Bonds Series K due 2024. In December 1994, $84.1 million of 7.4% Pollution Control Bonds Series B due 2024 were issued. The proceeds and additional funds were placed in an irrevocable trust and invested in U. S. Treasury securities, and will be used to extinguish the outstanding $84.1 million 10 3/4% Pollution Control Bonds Series E due 2015 on March 1, 1995. This resulted in an in-substance defeasance in accordance with Statement of Financial Accounting Standards No. 76, "Extinguishment of Debt." The $84.1 million of 10 3/4% Pollution Control Bonds Series E due 2015 have been removed from the consolidated financial statements.


Short-term debt to be refinanced as long-term debt consists of commercial paper that will be renewed regularly on a long-term basis. Ongoing credit support is provided by Illinova's and IP's revolving credit agreements of $43 million and $250 million, respectively. In 1989 and 1991, IP issued a series of fixed rate medium-term notes. At December 31, 1994, the maturity dates on these notes ranged from 1996 to 1998 with interest rates ranging from 9% to 9.31%. Interest rates on variable rate long-term debt due 2017 are adjusted weekly and ranged from 5.25% to 5.6% at December 31, 1994.


For the years 1995, 1996, 1997, 1998 and 1999, IP has long-term debt maturities and cash sinking fund requirements in the aggregate of (in millions) $.2, $61.7, $10.8, $68.8 and $72.8, respectively.
These amounts exclude capital lease requirements. See "Note 8 - Capital Leases." Certain supplemental indentures to the First Mortgage require that IP make annual deposits, as a sinking and property fund, in amounts not to exceed $.4 million in 1995, $1.8 million in 1997, $1.8 million in 1998 and $1.8 million in 1999. These amounts are subject to reduction and historically have been met by pledging property additions, as permitted by the First Mortgage.


At December 31, 1994, the aggregate total of unamortized debt expense and unamortized loss on reacquired debt was approximately
$107.4 million.


IP's first mortgage bonds are secured by a first mortgage lien on substantially all of the fixed property, franchises and rights of IP with certain minor exceptions expressly provided in the First Mortgage. In 1992, the Board authorized a new general obligation mortgage, which is intended to replace the First Mortgage. Bonds issued under the new mortgage were secured by a corresponding issue of first mortgage bonds under the First Mortgage. The remaining balance of net bondable additions at December 31, 1994, was approximately $1.0 billion.



NOTE 10 PREFERRED STOCK OF SUBSIDIARY
-------------------------------------

                                          (millions of dollars)
-----------------------------------------------------------------
December 31,                                      1994   1993

SERIAL PREFERRED STOCK OF SUBSIDIARY,
   cumulative, $50 par value  --
Authorized 5,000,000 shares; 3,325,815 and 4,150,000 shares
outstanding, respectively

     Series     Share    Redemption prices
     4.08%     300,000      $51.50                 $15.0  $15.0
     4.26%     150,000       51.50                   7.5    7.5
     4.70%     200,000       51.50                  10.0   10.0
     4.42%     150,000       51.50                   7.5    7.5
     4.20%     180,000       52.00                   9.0    9.0
     8.24%     600,000       51.90                  30.0   30.0
     7.56%     675,040       51.685                 33.8   35.0
     8.00%     693,975       52.29                  34.7   50.0
     7.75%     376,800  50.00 after July 1, 2003    18.8   43.5
  Net premium on preferred stock                     0.8    0.7
-----------------------------------------------------------------
     Total Preferred Stock of Subsidiary,
        $50 par value                               167.1  208.2
-----------------------------------------------------------------
SERIAL PREFERRED STOCK OF SUBSIDIARY,
    cumulative, without par value--
Authorized 5,000,000 shares; 1,512,550 and 2,390,300 shares
outstanding, respectively (including 360,000 and 480,000 shares, respectively, of redeemable preferred stock)

  Series     Share Redemption  prices
    A        742,300    $ 50.00                     37.1   50.0
    B        410,250  ($51.50 prior to May 1, 1995, 20.5   45.5
                          $50 thereafter)
-----------------------------------------------------------------
     Total Preferred Stock of Subsidiary,
       without par value                            57.6   95.5
-----------------------------------------------------------------
PREFERENCE STOCK OF SUBSIDIARY,
   cumulative, without par value --
Authorized 5,000,000 shares; none outstanding       ---     ---

PREFERRED SECURITIES OF SUBSIDIARY
   (Illinois Power Capital, L.P.)
     Monthly Income Preferred Securities            97.0   ---
-----------------------------------------------------------------
     Total Serial Preferred Stock, Preference
       Stock and Preferred Securities
       of Subsidiary                             $321.7   $303.7
-----------------------------------------------------------------
MANDATORILY REDEEMABLE SERIAL PREFERRED
   STOCK OF SUBSIDIARY, cumulative  --

       Series     Share     Par Value
        8.00%    360,000      none                  $36.0  $48.0
=================================================================

Serial Preferred Stock ($50 par value) is redeemable at the option of IP in whole or in part at any time not less than 30 days and not more than 60 days notice by publication.

Quarterly dividend rates for Serial Preferred Stock, Series A, are determined based on market interest rates of certain U. S. Treasury securities. Dividends paid in 1994 and 1993 were $.75 per quarter. The dividend rate for any dividend period will not be less than 6% per annum or greater than 12% per annum applied to the liquidation preference value of $50 per share.

Quarterly dividend rates for Serial Preferred Stock, Series B, are determined based on market interest rates of certain U. S. Treasury securities. Dividends paid in 1994 and 1993 were $.875 per quarter. The dividend rate for any dividend period will not be less than 7% per annum or greater than 14% per annum applied to the liquidation preference value of $50 per share.

Illinois Power Capital, L.P., is a limited partnership in which IP serves as a general partner. Illinois Power Capital issued $97 million of tax-advantaged monthly income preferred securities (MIPS) at 9.45% (5.67% after-tax rate) in October 1994. The proceeds were loaned to IP and were used to redeem $79.1 million (principal value) of higher-cost outstanding preferred stock of IP. The excess of carrying amount of redeemed preferred stock over consideration paid amounted to $6.4 million, which was recorded in equity and included in net income applicable to common stock. IP consolidates the accounts of Illinois Power Capital.

In February 1993, IP redeemed $10 million of 8.52% and $12 million of 8.00% mandatorily redeemable preferred stock. In July 1993, IP redeemed the remaining $30 million of 8.52% mandatorily redeemable serial preferred stock. In February 1994 and 1993, IP redeemed $12 million of 8.00% mandatorily redeemable serial preferred stock. For each year, 1995 through 1997, IP is required to redeem $12 million of mandatorily redeemable preferred stock outstanding at stated value.


NOTE 11 COMMON STOCK
AND RETAINED EARNINGS
---------------------

     IP has an Incentive Savings Plan (Plan) for salaried employees. IP's matching contribution is used to purchase
Illinova common stock. Under this Plan, 27,545 shares of common stock were designated for issuance at December 31, 1994.

     IP has an Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement. IP's matching contribution is used to purchase Illinova common stock. Under this plan, 69,167 shares of stock were designated for issuance at December 31, 1994.

     Illinova has an Employees Stock Ownership Plan (ESOP) that includes an incentive compensation feature which is tied to achievement of specified corporate performance goals. This arrangement began in 1991 when IP loaned $35 million to the Trustee of the Plans, who used the loan proceeds to purchase 2,031,445 shares of IP's common stock on the open market. The loan and common shares were converted to Illinova instruments pursuant to formation of the Holding Company in May 1994. These shares are held in a suspense account under the Plans and are being distributed to the accounts of participating employees as the loan is repaid by the Trustee with funds contributed by IP, together with dividends on the shares acquired with the loan proceeds. IP financed the loan with funds borrowed under its bank credit agreements.

     For the year ended December 31, 1994, 42,008 shares were allocated to salaried employees and 47,530 shares to employees covered under the Collective Bargaining Agreement through the matching contribution feature of the ESOP arrangement. Under the incentive compensation feature, 184,079 shares were allocated to employees for the year ended December 31, 1994. During 1994, IP contributed $5.5 million to the ESOP and using the shares allocated method, recognized $5.6 million of expense. Interest paid on the ESOP debt was approximately $2.5 million in 1994 and dividends used for debt services were approximately $1.6 million.

     Illinova has an Automatic Reinvestment and Stock Purchase Plan and an Employees Stock Ownership Plan for which at December 31, 1994, 3,270,236 and 29,115 shares, respectively, of common stock were designated for issuance. Illinova has the responsibility for administering both of these plans. The plans allow purchases of shares on the open market, as well as purchases of new issue shares directly from Illinova.

     In 1992, the Board of Directors adopted and the shareholders approved a Long-Term Incentive Compensation Plan (the Plan) for officers or employee members of the Board, but excluding directors who are not officers or employees. The types of awards that may be granted under the Plan are restricted stock, incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalents and other stock-based awards. The Plan provides that any one or more types of awards may be granted for up to 1,500,000 shares of Illinova's common stock. The following table outlines the activity thus far under this plan:

-----------------------------------------------------------------
Year                    Options     Grant           Year
Granted                 Granted     Price           Exercisable
-----------------------------------------------------------------
1992                    62,000      $23 3/8         1996
1993                    73,500      $24 1/4         1997
1994                    82,650      $20 7/8         1997
-----------------------------------------------------------------

     The provisions of Supplemental Indentures to IP's General Mortgage Indenture and Deed of Trust contain certain restrictions with respect to the declaration and payment of dividends. IP was not limited by any of these restrictions at December 31, 1994. Under the Restated Articles of Incorporation, common stock dividends are subject to the preferential rights of the holders of preferred and preference stock.


NOTE 12 PENSION AND OTHER BENEFIT COSTS
---------------------------------------

     IP has defined-benefit pension plans covering all officers and employees. Benefits are based on years of service and compensation. IP's funding policy is to contribute annually at least the minimum amount required by government funding standards, but not more than can be deducted for federal income tax purposes. Pension costs, a portion of which have been capitalized, for 1994, 1993 and 1992 include the following components:

                                         Years Ended December 31,
-----------------------------------------------------------------
(Millions of dollars)              1994       1993      1992
-----------------------------------------------------------------
Service cost on benefits earned
   during the year                 $11.9      $11.3     $ 9.4
Interest cost on projected
   benefit obligation               21.8       20.8      18.3
Return on plan assets               (7.9)     (28.1)    (20.9)
Net amortization and deferral      (19.2)       1.9      (5.0)
-----------------------------------------------------------------
   Total pension cost              $ 6.6      $ 5.9     $ 1.8
=================================================================

     The estimated funded status of the plans at December 31, 1994 and 1993, using discount rates of 8.75% and 7.75%, respectively, and future compensation increases of 4.5% was as follows:

                                      Balances as of December 31,
-----------------------------------------------------------------
(Millions of dollars)                      1994        1993
-----------------------------------------------------------------

Actuarial present value of:
   Vested benefit obligation               $(209.6)    $(231.9)
-----------------------------------------------------------------
   Accumulated benefit obligation          $(220.8)    $(233.6)
-----------------------------------------------------------------
Projected benefit obligation               $(267.3)    $(285.8)
Plan assets at fair value                    284.0       281.4
-----------------------------------------------------------------
Excess (deficit) of assets over projected
   benefit obligation                         16.7        (4.4)
Unamortized net (gain) loss                  (38.8)        9.1
Unrecognized net asset at transition         (15.0)      (43.1)
Prior service costs                           24.5        23.9
-----------------------------------------------------------------
Accrued pension cost included in
   accounts payable                        $ (12.6)    $ (14.5)
=================================================================

     The plan assets consist primarily of common stocks, fixed income securities, cash equivalents and real estate. The actuarial present value of accumulated plan benefits at January 1, 1994 and 1993, were $230 million and $205 million, respectively, including vested benefits of $213 million and $203 million, respectively. The pension cost for 1994, 1993 and 1992 was calculated using: a discount rate of 7.75%, 8.25% and 8.5%, respectively; future compensation increases of 4.5% for 1994 and 5.5% for 1993 and 1992; and a return on assets of 9% for 1994, 1993 and 1992. The unrecognized net asset at transition and prior service costs are amortized on a straight-line basis over the average remaining service period of employees who are expected to receive benefits under the plan. IP did not make any cash contributions during 1993 for the pension plan due to its overfunded status. IP made a cash contribution of $10 million in 1994 and $3 million in 1992.

     IP provides health care and life insurance benefits to certain retired employees, including their eligible dependents, who attain specified ages and years of service under the terms of the definedbenefit plans. Postretirement benefits, a portion of which have been capitalized, for 1994 and 1993 included the following components:

                                         Years Ended December 31,
-----------------------------------------------------------------
(Millions of dollars)                        1994       1993
-----------------------------------------------------------------
Service cost on benefits earned
   during the year                           $ 3.3      $ 2.9
Interest cost on projected benefit
   obligation                                  6.2        5.9
Return on plan assets                           .2        (.5)
Amortization of unrecognized
   transition obligation                       2.1        3.3
-----------------------------------------------------------------
   Total postretirement cost                 $11.8      $11.6
-----------------------------------------------------------------

     The net periodic postretirement benefit cost in the table above includes amortization of the previously unrecognized accumulated postretirement benefit obligation, which was $55.2 million and $63.9 million as of January 1, 1994 and 1993, respectively, over 20 years on a straight-line basis.

     IP has established two separate trusts for those retirees who were subject to a collectively bargained agreement and all other retirees to fund retiree health care and life insurance benefits. IP's funding policy is to contribute annually an amount at least equal to the revenues collected for the amount of postretirement benefit costs allowed in rates. The plan assets consist of common stocks and fixed income securities at December 31, 1994 and 1993. The estimated funded status of the plans at December 31, 1994 and 1993, using weighted average discount rates of 8.75% and 7.75%, respectively, and a return on assets of 9% was as follows:

                                      Balances as of December 31,
-----------------------------------------------------------------
(Millions of dollars)                       1994        1993
-----------------------------------------------------------------

Accumulated postretirement
  benefit obligation
    Retirees                                $(26.7)     $(29.2)
    Other fully eligible participants        (11.6)      (14.0)
    Other active plan participants           (27.3)      (38.0)
-----------------------------------------------------------------

Total benefit obligation                     (65.6)      (81.2)

Plan assets at fair value                     15.2        10.1
-----------------------------------------------------------------
Funded status                                (50.4)      (71.1)
Unrecognized transition obligation            52.3        60.6
Unrecognized net (gain) loss                  (7.8)        7.4
-----------------------------------------------------------------
Accrued postretirement benefit cost
  included in accounts payable              $ (5.9)     $ (3.1)
-----------------------------------------------------------------

     The assumed 1995 weighted average health-care-cost trend rate used to measure the expected cost of benefits covered by the plans is 11%. This trend rate decreases through 2005 to an ultimate weighted average rate of 5% for 2005 and subsequent years. The effect of a 1% increase in each future year's assumed health-carecost trend rates increases the service and interest cost from $9.4 million to $11.4 million and the accumulated postretirement benefit obligation from $65.6 million to $75.4 million.

EARLY RETIREMENT

     In December 1994, IP announced plans for a voluntary early retirement program. Approximately 200 salaried employees would qualify for early retirement under this program. The offer will be made to employees during the fourth quarter of 1995. A similar program for union employees is the subject of contract negotiations currently underway between IP and the International Brotherhood of Electrical Workers. Approximately 450 union employees would qualify for the program if current negotiations result in the same package as offered to salaried employees. At December 31, 1994, IP employed 4,350 people, as compared to 4,540 at December 31, 1993.

     The early retirement program for salaried employees is expected to generate a pre-tax charge of approximately $22 million against fourth quarter 1995 earnings and to generate savings of approximately $15 million annually beginning in 1996. A combined early retirement program for both salaried and union employees, based on the same package as announced for salaried employees, would generate a pre-tax charge of approximately $42 million against fourth quarter 1995 earnings and would generate savings of approximately $35 million annually beginning in 1996.


NOTE 13 SEGMENTS OF BUSINESS
----------------------------

     Illinova's primary subsidiary, Illinois Power Company, is a public utility engaged in the generation, transmission, distribution, and sale of electric energy, and the distribution, transportation and sale of natural gas. The following is a summary of operations:

                                                                (millions of dollars)
------------------------------------------------------------------------------------------------------------
                                              1994                  1993                  1992
                                                    Total                 Total                   Total
                                  Electric   Gas   Company  Electric Gas Company  Electric Gas    Company
------------------------------------------------------------------------------------------------------------
Operation information -
   Operating revenues              $1287.5 $302.0 $1,589.5 $1,266.4 $314.8 $1,581.2 $1,190.9 $288.6 $1,479.5
   Operating expenses, excluding
     provision for income taxes
     and deferred Clinton            872.6  274.7  1,147.3    873.9  286.2  1,160.1    831.3  264.7  1,096.0
   Deferred Clinton costs              3.5    -        3.5      9.3     -       9.3     11.2     -      11.2
------------------------------------------------------------------------------------------------------------
   Pre-tax operating income          411.4   27.3    438.7    383.2   28.6    411.8    348.4   23.9    372.3
   Allowance for funds used
     during constru                    8.9    0.4      9.3      6.2    1.0      7.2      4.5    0.7      5.2
   Disallowed Clinton costs            -      -         -    (200.4)    -     (200.4)      -       -       -
------------------------------------------------------------------------------------------------------------
   Pre-tax operating income,
     including AFUDC  and disallowed
     Clinton costs                  $420.3 $ 27.7 $  448.0 $  189.0 $ 29.6   $218.6 $  352.9 $ 24.6 $  377.5
-------------------------------------------------           --------------          --------------
   Other deductions, net                              17.5                     15.6                      7.2
   Interest charges                                  143.9                     164.9                    168.6
   Provision for income taxes                        109.9                      93.9                     79.6
   Preferred dividend requirements
      of subsidiary                                   24.9                      26.1                     28.9
------------------------------------------------------------------------------------------------------------
   Net income (loss)                                 151.8                    (81.9)                    93.2

   Excess of carrying value over consideration paid
      paid redeemed preferred stock of subsidiary      6.4                     -                         -
------------------------------------------------------------------------------------------------------------
   Net income (loss) applicable to common stock    $ 158.2                 $(81.9)                 $  93.2
============================================================================================================

Other information -
   Depreciation                    $ 156.1 $ 21.1 $  177.2 $  148.2 $ 21.0 $169.2 $  141.3 $ 20.0 $  161.3
------------------------------------------------------------------------------------------------------------
   Capital expenditures            $ 173.7 $ 20.8 $  194.5 $  221.3 $ 56.4 $277.7 $  203.1 $ 41.3 $  244.4
------------------------------------------------------------------------------------------------------------
Investment information -
   Identifiable assets*           $4,589.0 $442.6 $5,031.6 $4,526.8 $406.4 $4,933.2 $4,602.9 $355.4 $4,958.3
-------------------------------------------------          ---------------          ----------------
   Nonutility plant and other investments             37.2                     19.9                      9.3
   Assets utilized for overall Company operations     507.9                  470.4                    364.1
------------------------------------------------------------------------------------------------------------
   Total assets                                    $5,576.7                  $5,423.5                 $5,331.7
============================================================================================================

*Utility plant, nuclear fuel, materials and supplies, deferred Clinton costs and prepaid and deferred energy costs.



NOTE 14 FAIR VALUE OF FINANCIAL INSTRUMENTS
-------------------------------------------

                             1994                1993
------------------------------------------------------------------
(Millions of dollars)     Carrying  Fair     Carrying  Fair
                          Value     Value    Value     Value
------------------------------------------------------------------
Nuclear decommissioning
   trust funds            $ 22.4    $22.9    $17.2     $18.3
Cash and cash equivalents   50.7     50.7      9.9       9.9
Mandatorily redeemable
   preferred stock of
   subsidiary                36.0    36.0     48.0      48.5
Long-term debt of
   subsidiary             1,868.1  1,750.7   1,984.5   2,048.6
Notes payable               238.8   238.8     92.3      92.3
------------------------------------------------------------------

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments listed in the table above:

NUCLEAR DECOMMISSIONING TRUST FUNDS - The fair values of available for-sale marketable debt securities and equity investments held by the Nuclear Decommissioning Trust are based on quoted market prices at the reporting date for those or similar investments.

CASH AND CASH EQUIVALENTS - The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of these instruments.

MANDATORILY REDEEMABLE SERIAL PREFERRED STOCK OF SUBSIDIARY AND LONG-TERM DEBT OF SUBSIDIARY - The fair value of IP mandatorily redeemable preferred stock and IP long-term debt is estimated based on the quoted market prices for similar issues or by discounting expected cash flows at the rates currently offered to IP for debt of the same remaining maturities, as advised by IP's bankers.

NOTES PAYABLE - The carrying amount of notes payable approximates fair value due to the short maturity of these instruments.


NOTE 15 QUARTERLY CONSOLIDATED FINANCIAL INFORMATION AND
COMMON STOCK DATA (UNAUDITED)
--------------------------------------------------------

             (Millions of dollars except per common share
amounts)
-----------------------------------------------------------------
-
                               First    Second  Third     Fourth
                               Quarter  Quarter Quarter   Quarter
                               1994     1994    1994      1994
-----------------------------------------------------------------
-
Operating revenues             $442.9   $349.6  $428.9    $368.1
Operating income                 71.3     72.2   112.2      64.7
Net income                       27.3     29.5    71.8      23.2
Net income applicable
   to common stock               27.3     29.5    71.8      29.6
Earnings per common share      $  .36   $  .39  $  .95    $  .39
Common stock prices and dividends
    High                       $22 1/2  $22 5/8 $21 1/2   $21 7/8
    Low                        $19 7/8  $18 1/4 $18 1/8   $18 7/8
    Dividends declared         $ -      $   .20 $   .20   $  .25


                               First    Second  Third     Fourth
                               Quarter  Quarter Quarter   Quarter
                               1993     1993    1993      1993
-----------------------------------------------------------------
-
Operating revenues             $395.1   $350.5  $452.4    $383.2
Operating income                 68.3     67.9   114.3      54.8
Net income (loss)                21.0     22.5  (130.2)      4.8
Net income (loss) applicable
   to common stock               21.0     22.5  (130.2)      4.8
Earnings (loss) per common share$ .28   $  .30  $(1.72)   $  .06
Common stock prices and dividends
    High                       $   24   $25 3/4 $25 7/8   $24 7/8
    Low                        $21 3/4  $22 1/2 $24 1/2   $20 1/8
    Dividends declared         $  .20   $  .20  $  -      $   -


The 1994 fourth quarter earnings per share include $.08 per sharefor the excess of carrying amount over consideration paid for redeemed preferred stock of IP.

The 1993 third quarter loss reflects the write-off of disallowed
Clinton costs of $200 million, or $2.65 per share, net of income taxes. See "Note 3 - Clinton Power Station."

The common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange. The stock prices above are the prices reported on the Composite Tape. There were 38,750 registered holders of common stock at January 10,1995. On May 31, 1994, common shares of Illinois Power began trading as common shares of Illinova.



selected consolidated financial data*
-------------------------------------


                 1994     1993    1992     1991     1990    1984
-----------------------------------------------------------------
Operating revenues
 Electric      $1,177.5 $1,135.6 $1,117.9 $1,101.2 $1084.6 $810.3
 Electric
   interchange    110.0   130.8   73.0    85.5     73.8    21.1
 Gas              302.0   314.8   288.6   288.2   311.1   470.2
-----------------------------------------------------------------
  Total
   operating
   revenues $1,599.5 $1,581.2 $1,479.5 $1,479.9 $1,469.5 $1,301.6
-----------------------------------------------------------------
Net income (loss) $151.8  $(81.9)  $93.2   $78.4 $(115.3) $210.2
Effective income
   tax rate      42.0%  (39.8)%  46.0%   48.6%  (23.0)%  37.0%
-----------------------------------------------------------------
Net income (loss)
   applicable to
   common stock  $158.2  $(81.9)  $93.2   $78.4 $(115.3) $210.2

Earnings (loss)
   per common
   share          $2.09  $(1.08)  $1.23   $1.04  $(1.53)  $4.02
Cash dividends declared
   per common share $.65    $.40   $1.40    $.40     ---   $2.64
Dividend payout
   ratio
   (declared)     30.7%     N/A  112.9%   38.4%     ---   66.6%
Book value per
   common share   $19.17  $17.46  $18.81  $19.25  $18.70  $23.71
Price range of
   common shares
 High          $22 5/8 $25 7/8 $25 1/8 $24 1/8 $19 3/8  $23 7/8
 Low           $18 1/8 $20 1/8 $19 1/4 $15 3/8 $12 3/4  $17 5/8
Weighted average
   number of common
   shares outstanding
   during the period
   (thousands)   75,644  75,644  75,644  75,644  75,613  52,315
-----------------------------------------------------------------
  Total
   assets**$5,576.7 $5,423.5 $5,331.7 $5,271.8 $5,345.5 $4,086.5
-----------------------------------------------------------------
Capitalization
 Common stock
   equity   $1,450.2 $1,321.0 $1,422.7 $1,456.1 $1,414.9 $1,337.1
 Preferred
   stock of
   subsidiary  321.7   303.7   303.1   303.1   308.9   265.2
 Mandatorily
   redeemable
   preferred stock
   of subsidiary    36.0    48.0   100.0   110.0   140.0    86.0
 Long-term debt
   of subsidiary 1,946.1 1,926.3 2,017.4 2,153.1 2,198.9 1,621.0
-----------------------------------------------------------------
  Total
   capitalization**
           $3,754.0 $3,599.0 $3,843.2 $4,022.3 $4,062.7 $3,309.3
-----------------------------------------------------------------
Embedded cost
   of long-term
   debt         7.6%    7.5%    8.3%    8.7%    9.3%   10.1%
-----------------------------------------------------------------
Retained earnings
   (deficit)    $58.8  $(64.6)  $41.0   $75.8    $1.2  $350.6
-----------------------------------------------------------------
Capital
   expenditures  $193.7  $277.7  $244.4  $141.2  $130.6  $553.4
Cash flows
   from
   operations    $268.6  $369.7  $344.8  $281.3  $215.4  $235.5
AFUDC as a
   percent of
   earnings applicable
   to common stock  5.9%     N/A    5.6%    3.7%     N/A   56.6%
Return on average
   common equity  11.0%   (6.0)%   6.5%    5.5%   (7.8)%  17.0%
Ratio of earnings
   to fixed charges 2.56    0.66    1.87    1.70    0.54    3.15
=================================================================

* Millions of dollars except earnings (loss) per common share, cash dividends declared per common share, book value per common share and price range of common shares

** Restated for the effect of capitalized nuclear fuel lease.



selected illinois power company statistics
------------------------------------------

                          1994   1993   1992   1991   1990   1984
-----------------------------------------------------------------
ELECTRIC SALES IN KWH (MILLIONS)

Residential   4,537   4,546  4,138   4,620    4,223      3,977
Commercial    3,517   3,246  3,055   3,111    2,981      2,698
Industrial    8,685   8,120  8,083   7,642    7,751      6,968
Other           536     337    466     699      987      1,822
-----------------------------------------------------------------
 Sales to
  ultimate
  consumers   17,275    6,249  15,742    16,072   15,942   15,465

Interchange    4,837    6,015   2,807     3,360    2,715      762
Wheeling         622      569     402       292       19       -
-----------------------------------------------------------------
 Total
  electric
  sales     22,734    22,833   18,951    19,724   18,676  16,227
-----------------------------------------------------------------

ELECTRIC REVENUES (MILLIONS)
Residential  $471    $463     $435     $447    $411       $279
Commercial    295     269      263      251     246        179
Industrial    378     360      381      355     373        277
Other          30      40       38       47      55         76
-----------------------------------------------------------------
 Revenues from
   ultimate
   consumers  1,174   1,132  1,117   1,100    1,085      811
Interchange     110     131    73       86      74         21
Wheeling          3       3      1       1        -         -
-----------------------------------------------------------------
 Total
  electric
  revenues    $1,287    $1,266   $1,191   $1,187    $1,159  $832
-----------------------------------------------------------------

GAS SALES IN THERMS (MILLIONS)
Residential     359      371      339      339     322        399
Commercial      144      148      138      133     134        183
Industrial       81       78      136       98      99        230
-----------------------------------------------------------------

 Salesto
   ultimate
   consumers    584      597      613      570     555        812

Transportation
   of customer-
   owned gas    262      229      204      253     269          -
-----------------------------------------------------------------
 Total gas
   sold and
   transported  846      826      817      823     824        812

Interdepart-
   mental sales   5        7       12        8      18          1
-----------------------------------------------------------------
 Total gas
   delivered    851      833      829      831     842        813
-----------------------------------------------------------------

GAS REVENUES (MILLIONS)
Residential   $192     $200      $181     $184    $180       $248
Commercial      66       68        61       61      62         99
Industrial      31       34        37       31      42        110
-----------------------------------------------------------------
 Revenues from
   ultimate
   consumers   289      302      279       276     284        457

Transportation
   of customer-
   owned gas     9        8        7         9      10          -
Miscellaneous    4        5        3         3      17         13
-----------------------------------------------------------------
 Total gas
   revenues   $302     $315     $289      $288    $311       $470
-----------------------------------------------------------------
System peak demand (native load) in kw (thousands)
             3,395   3,415     3,109     3,272   3,394      3,371

Firm peak demand (native load) in kw (thousands)
             3,232   3,254     2,925     3,108   3,180      3,217

Net generating capability in kw (thousands)
             4,121   4,045     4,052     3,909   3,891      3,774
-----------------------------------------------------------------
Electric customers (end of year)
          553,869  554,270  549,391  565,421  560,045    533,364
Gas customers (end of year)
          388,170  394,379  386,261  401,763  398,891    381,710
Employees (end of year)
            4,350    4,540    4,624    4,514    4,402      4,236
=================================================================