Form 10-K, Exhibit 13
ILLINOIS POWER CO
filed 1995-03-30
CIK 49816

ILLINOIS POWER COMPANY INFORMATION STATEMENT
             AND 1994 ANNUAL REPORT TO SHAREHOLDERS

notice of annual meeting of shareholders
----------------------------------------
Table of Contents

Notice of Annual Meeting . . . . . . . . . . . . . .   2

Information Statement  . . . . . . . . . . . . . . .   3

Appendix:
1994 Annual Report to Shareholders . . . . . . . . .  A-1


TO THE SHAREHOLDERS OF ILLINOIS POWER COMPANY:

     Notice is Hereby Given that the Annual Meeting of
Shareholders of Illinois Power Company (the "Company") will be held on April 12, 1995, at 10:00 A.M., at its Corporate
Headquarters, 500 South 27th Street, Decatur, Illinois 62525-
1805, for the following purposes:

     (1) To elect the Board of Directors for the ensuing year.

     (2) To transact any other business which may properly come before the meeting or any adjournment.

     Shareholders of record at the close of business on February
13, 1995, will be entitled to notice of and to vote at the Annual Meeting.

By Order of the Board of Directors,





Leah Manning Stetzner,
Vice President, General Counsel and Corporate Secretary

Decatur, Illinois
March 15, 1995


IMPORTANT

     Only shareholders of the Company are entitled to attend the Annual Meeting. Shareholders will be admitted upon verification of record share ownership at the admission desk. Shareholders who own shares through banks, brokerage firms, nominees or other account custodians must present proof of beneficial share ownership (such as a brokerage account statement) at the admission desk.


information statement (pursuant to Section 14(c) of the
Securities Exchange Act of 1934)
--------------------------------------------------------


March 15, 1995
(Date first sent or given
to security holders)

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO
SEND US A PROXY.

     This Information Statement is furnished in connection with the Annual Meeting of Shareholders of Illinois Power. The Annual Meeting will be held on April 12, 1995, at 10:00 A.M., at the Company's corporate headquarters, 500 South 27th Street, Decatur, Illinois 62525-1805, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders.

     On February 13, 1995 ("Record Date"), Illinova Corporation
("Illinova") beneficially owned all of the 75,643,937 shares of the Company's Common Stock then outstanding and there were 4,718,365 shares of the Company's Preferred Stock then outstanding, none of which was held by Illinova.

VOTING RIGHTS

     Shareholders of record at the close of business on the Record Date will be entitled to receive notice of and to vote at the Annual Meeting. Shareholders who are present at the Annual Meeting will be entitled to one vote for each share of the Company's Stock which they held of record at the close of business on the Record Date.

     When voting for candidates nominated to serve as directors, all shareholders will be entitled to 12 votes (the number of directors to be elected) for each of their shares and may cast all of their votes for any one candidate whose name has been placed in nomination prior to the voting or distribute their votes among two or more such candidates in such proportions as they may determine. In voting upon other matters presented for consideration at the Annual Meeting, each shareholder will be entitled to one vote for each share of Stock held of record at the close of business on the Record Date.

ANNUAL REPORT AND INFORMATION STATEMENT

     Accompanying this Information Statement, which includes Consolidated Financial Statements, is a Notice of Annual Meeting of Shareholders and the Summary Annual Report to Shareholders covering operations of Illinova for the year 1994. This Information Statement and accompanying documents are first being mailed to shareholders on or about March 15, 1995.

BOARD OF DIRECTORS

Information Regarding
the Board of Directors

     The Board of Directors held six Board meetings in 1994. Other than Mr. Vannoy, all directors attended at least 75% of the aggregate meetings of the Board and Committees of which they were members during 1994. The Board has two standing committees: the Audit Committee and the Nuclear Operations Committee.

     The duties and members of the standing committees are:

Audit Committee

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

     The Audit Committee met three times in 1994.

     This Committee consists of the following non-employee directors ("Outside Directors"): Vernon K. Zimmerman, Chairman,
Richard R. Berry, Donald E. Lasater, Robert M. Powers, Walter M.
Vannoy, and Marilou von Ferstel.

Nuclear Operations Committee

     (1) Review the safety, reliability and quality of nuclear operations; (2) review the effectiveness of the management of nuclear operations; (3) review the strategic plan of nuclear operations; and (4) report its findings to the Board.

     The Nuclear Operations Committee met three times during 1994.

     This Committee consists of the following members of the
Board: Walter M. Vannoy, Chairman, Richard R. Berry, Larry D.
Haab, Donald E. Lasater, Charles W. Wells, and Vernon K.
Zimmerman.

Board Compensation

     The Outside Directors of the Company, who also serve on the Board of Illinova, receive a retainer fee of $18,000 per year. Outside Directors who also chair Board committees receive an additional $2,000 per year retainer. Outside Directors receive a grant of 600 shares of Illinova Common Stock on the date of each Annual Shareholders Meeting, representing payment in lieu of attendance-based fees for all Board and Committee meetings to be held during the subsequent one-year period. Outside Directors elected to the Board between Annual Shareholders Meetings are paid $850 for each Board and Committee meeting attended prior to the first Annual Shareholders Meeting after their election to the Board.

     Illinova has a Retirement Plan for Outside Directors. Under this plan, each Outside Director who has attained age 65 and has served on the Board for a period of 60 or more consecutive months is eligible for annual retirement benefits at the rate of the annual retainer fee in effect when the director retires. These benefits, at the discretion of the Board, may be extended to Outside Directors who have attained the age of 65 but not served on the Board for the specified period. The benefits are payable for a number of months equal to the number of months of Board service, subject to a maximum of 120 months, and cease upon the death of the retired Outside Director.

     Pursuant to a Deferred Compensation Plan for Certain Directors, Outside Directors of the Company may elect to defer all or any portion of their fees until termination of their services as a director. Such deferred dollar amounts are converted into stock units representing shares of Illinova Common Stock with the value of each stock unit based upon the closing price of such stock at the end of each calendar quarter. Additional credits are made to the participating director's account in dollar amounts equal to the dividends paid on the Common Stock which the director would have received if the director had been the record owner of the shares represented by stock units, and are converted into additional stock units. Upon termination of a participating director's services as a director, payment of the deferred fees is made in shares of Illinova Common Stock in an amount equal to the aggregate number of stock units credited to his or her account. Such payment is made in such number of annual installments as Illinova may determine beginning in the year following the year of termination.


ELECTION OF DIRECTORS

     The Company's entire Board of Directors is elected at each Annual Meeting of Shareholders. Directors hold office until the next Annual Meeting of Shareholders and until their successors are elected and qualified. At the Annual Meeting a vote will be taken on a proposal to elect the 12 directors nominated by the Company's Board of Directors. The names and certain additional information concerning each of the director nominees is set forth below. Each of the director nominees is currently a director of the Company. If any nominee should become unable to serve as a director, another nominee may be selected by the current Board of Directors.

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

Larry D. Haab, 57                                1986
Chairman, President and Chief Executive Officer of Illinois Power since June 1991, and an employee of Illinois Power since 1965.
He is a director of First Decatur Bancshares, Inc.,
The First National Bank of Decatur and Firstech, Incorporated.

Donald E. Lasater, 69                            1981
Prior to retirement in April 1989, Mr. Lasater was Chairman of the Board and Chief Executive Officer of Mercantile
Bancorporation, Inc., St. Louis, Missouri, a bank holding company, since 1970. He is a director of Interco Incorporated, General American Life Insurance Company and A.P. Green
Industries, Inc.

Donald S. Perkins, 67                            1988
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


SECURITY OWNERSHIP OF MANAGEMENT
AND CERTAIN BENEFICIAL OWNERS

The following table shows shares of Illinova Common Stock and Illinois Power Preferred Stock beneficially owned as of January 25, 1995, by each director nominee and the executive officers named in the Summary Executive Compensation Table.
All owners of more than five percent of Illinois Power Preferred
Stock are also listed.

                                        Number
                                        of Shares
Name of                     Class       Beneficially    Percent
Beneficial Owner            of Stock    Owned (1)       of Class
----------------------------------------------------------------
Richard R. Berry            Common      2,802             (2)
Larry D. Haab               Common      9,647             (2)
Donald E. Lasater           Common      3,313             (2)
Donald S. Perkins           Common      7,353             (2)
Robert M. Powers            Common      6,600             (2)
                           Preferred    1,200
Walter D. Scott             Common      3,200             (2)
Ronald L. Thompson          Common      2,391             (2)
Walter M. Vannoy            Common      2,700             (2)
Marilou von Ferstel         Common      3,353             (2)
Charles W. Wells            Common      8,157             (2)
John D. Zeglis              Common      1,659             (2)
Vernon K. Zimmerman         Common      7,432             (2)
Paul L. Lang                Common      2,587             (2)
Larry F. Altenbaumer        Common      3,642             (2)
Larry S. Brodsky            Common      1,534             (2)
American Express Company (3)Preferred  233,245           16.7%

(1) The nature of beneficial ownership for shares shown is sole voting and/or investment power, except for Mr. Powers and Mr. Wells, who disclaim beneficial ownership of 1,200 shares of Illinois Power Preferred Stock and 1,000 shares of Illinova Common Stock, respectively, held in the names of their wives.

(2) Except as indicated above, no director or any executive officer owns any other equity securities of the Company. No director or executive officer owns as much as 1% of Illinova Common Stock. All directors and executive officers of both Illinova and Illinois Power as a group own 75,791 shares of Illinova Common Stock (less than 1%).

(3) According to its Form 4 filing, American Express Company, American Express Tower, World Financial Center, New York, NY 10285, and its subsidiaries owned 233,245 shares of Preferred Stock, without par value, as of October 25, 1994, as to which beneficial ownership is disclaimed, with sole power to vote and dispose of all shares.


EXECUTIVE COMPENSATION

     The following table sets forth a summary of the compensation of the Chief Executive Officer and the four other most highly compensated executive officers of the Company for the years indicated. The compensation shown includes all compensation paid for service to the Company, its parent and subsidiaries.


                           Summary Compensation Table

                                                                        Long Term Compensation
                                                                   -----------------------------------------
                                           Annual Compensation              Awards           Payouts
                                     -----------------------------  ----------------------  --------
                                                                     Restricted
                                                          Other        Stock    Securities   LTIP    All Other
                                               Bonus     Annual        Awards   Underlying  Payouts Compensation
Name and Principal Position  Year    Salary     (1)    Compensation     (2)       Options     (3)       (4)
------------------------------------------------------------------------------------------------------------
Larry D. Haab               1994    $451,375  $42,881   $15,783      $42,881    20,900 shs. $22,869  $3,578
  Chairman, President and   1993     437,500   22,531    13,199                 20,000 shs.           3,555
  Chief Executive Officer of1992     403,958   28,883     7,099                 16,000 shs.           3,373
  Illinova and Illinois Power

Charles W. Wells            1994    $276,625  $25,242   $12,404      $25,242     8,500 shs. $15,152  $5,533
  Executive Vice President  1993     265,875   12,629     9,697                  6,500 shs            5,341
  of Illinois Power         1992     252,500   16,160     7,034                  6,000 shs.           5,129

Paul L. Lang               1994     $213,562  $20,289   $ 8,672      $20,289     6,800 shs. $11,036  $  543
  Senior Vice President    1993      205,625    9,767     7,508                  6,000shs.              527
  of Illinois Power        1992      188,667   13,490     4,472                  5,000 shs.             536

Larry F. Altenbaumer       1994     $196,562  $18,674    $8,975      $18,674     6,800 shs. $ 9,519  $2,007
  Chief Financial Officer, 1993      187,750    8,918     7,093                  6,000 shs.           2,009
  Treasurer and Controller 1992      166,500   10,656     3,588                  5,000 shs.           1,867
  of Illinova and Senior
  Vice President and Chief
  Financial Officer of
  Illinois Power

Larry S. Brodsky           1994     $174,186  $16,548    $4,973      $16,548     4,400 shs. $ 8,766  $1,587
  Senior Vice President    1993      157,875    8,131     4,220                  4,500 shs.           1,527
  of Illinois Power        1992      146,791    9,395     3,676                  3,000 shs.           1,508

(1) The amounts shown in this column are the cash award portion of grants made to these individuals under the Executive Incentive
Compensation Plan ("Compensation Plan"), including amounts deferred under the Executive Deferred Compensation Plan. See the
Compensation Plan description in footnote (2) below.

(2) This table sets forth stock unit awards under the Company's Compensation Plan. One-half of each year's award under this plan is converted into stock units representing shares of Illinova Common Stock based on its closing price on the last trading day of the award year. The other one-half of the award is paid to the recipient in cash in the following year and is included under Bonus in the Summary Compensation Table. Stock units awarded in a given year, together with cash representing the accumulated dividend equivalents on those stock units, become fully vested after a three-year holding period. Stock units are converted into cash and paid based on the closing price of Illinova Common Stock on the first trading day of the distribution year. Participants (or beneficiaries of deceased participants) whose employment is terminated by retirement on or after age 55, disability or death receive the present value of all unpaid awards on the date of such termination. Participants whose employment is terminated for reasons other than retirement, disability or death forfeit all unvested awards. In the event of a termination of employment within two years after a change in control of the Company, without good cause or by any participant with good reason, all awards of the participant become fully vested and payable. As of December 31, 1994, named executive officers were credited with the following total aggregate number of unvested stock units under the Compensation Plan, valued on the basis of the closing price of Illinova Common Stock on December 31, 1994: Mr. Haab, 4,427 units valued at $96,713; Mr. Wells, 2,535 units valued at $55,384; Mr. Lang, 2,044 units valued at $44,653; Mr. Altenbaumer, 1,792 units valued at $39,157; Mr. Brodsky, 1,596 units valued at $34,880. Although stock units have been rounded, valuation is based on total stock units, including partial shares.

(3) The amounts shown in this column reflect the cash value of the stock units granted in 1992 for the year 1991, including amounts deferred, under the Compensation Plan. See the compensation Plan description in footnote (2) above.

(4) The amounts shown in this column are the Company's contributions under the Incentive Savings Plan (including the market value of shares of Illinova Common Stock at the time of allocation).

     The following tables summarize grants during 1994 of stock options under Illinova's 1992 Long-Term Incentive Compensation Plan ("LTIC Plan") and awards outstanding at year end for the individuals named in the Summary Compensation Table. No options were exercisable or exercised during 1994.

                            OPTION GRANTS IN 1994

                        Individual Grants
                    -------------------------------------
                    Number      % of
                of Securities Total Options Exercise              Grant
                 Underlying  Granted to    or Base               Date
                  Options    Employees     Price    Expiration  Present
                 Granted(1)  in 1994    Per Share(1)   Date   Value(2)
                 ---------------------------------------------------------
Larry D. Haab     20,900     25%      $20.875      6/8/2003   $158,500

Charles W. Wells   8,500     10        20.875      6/8/2003     64,100

Paul L. Lang       6,800      8        20.875      6/8/2003     51,500

Larry F. Altenbaumer 6,800    8        20.875      6/8/2003     51,500

Larry S. Brodsky   4,400      5        20.875      6/8/2003     33,300

(1) Each option becomes exercisable on June 30, 1997. In addition to the specified expiration date, the grant expires on the first anniversary of the recipient's death and/or the 90th day following retirement, and is not exercisable in the event a recipient's employment terminates. In the event of certain change-in-control circumstances, the Compensation and Nominating Committee may declare the option immediately exercisable. The exercise price of each option is equal to the fair market value of Illinova Common Stock on the date of the grant.

(2) The Grant Date Present Value has been calculated using the Black-Scholes option pricing model. Disclosure of the Grant Date Present Value, using the Black-Scholes model or potential realizable value assuming 5% and 10% annualized growth rates, is mandated by SEC rules; however, the Company and Illinova do not necessarily view the Black-Scholes pricing methodology, or any other present methodology, as a valid or accurate means of valuing stock option grants. Illinova elected to use the standard Black-Scholes model, which uses the following factors: fair market value of share at grant; option exercise price; term of the option; current yield of the stock; risk-free interest rate; volatility of the stock. The fair market value of the stock on June 8, 1994, was $20.875; the exercise price of the options is $20.875; and the term of the option is 10 years. The annual dividend yield on Illinova Common Stock was 3.623%. The risk-free interest rate used was 7.50%, based on the yield of a zero-coupon government bond maturing at the end of the option term. The volatility of the stock used was 0.1975.

                   AGGREGATED OPTION AND FISCAL
                    YEAR-END OPTION VALUE TABLE
              Number of Securities       Value of Unexercised
              Underlying Unexercised     In-the-Money Options
              Options at Fiscal Year-End at Fiscal Year-End
Name         Exercisable/Unexercisable  Exercisable/Unexercisable
-----------------------------------------------------------------
Larry D. Haab        0 shs./56,900 shs.    0/20,168
Charles W. Wells     0 shs./21,000 shs.    0/8,202
Paul L. Lang         0 shs./17,800 shs.    0/6,562
Larry F. Altenbaumer 0 shs./17,800 shs.    0/6,562
Larry S. Brodsky     0 shs./11,900 shs.    0/4,246

PENSION BENEFITS

     The Company maintains a Retirement Income Plan for Salaried Employees (the "Retirement Plan") providing pension benefits for all eligible salaried employees. In addition to the Retirement Plan, the Company also maintains a nonqualified Supplemental Retirement Income Plan for Salaried Employees of the
Company (the "Supplemental Plan") that covers all elected officers eligible to participate in the Retirement Plan and provides for payments from the general funds of Illinois Power of any monthly retirement income not payable under the Retirement Plan because of benefit limits imposed by law or because of certain Retirement Plan rules limiting the amount of credited service accrued by a participant.

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

     The earnings used in determining pension benefits under the Retirement Plan are the participants' regular base compensation, as set forth under Salary in the Summary Compensation Table.

     At December 31, 1994, for purposes of both the Retirement
Plan and the Supplemental Plan, Messrs. Haab, Wells, Lang,
Altenbaumer, and Brodsky had completed 29, 31, 8, 22, and 20 years of credited service, respectively.


EMPLOYEE RETENTION AGREEMENTS

     The Company has entered into Employee Retention Agreements with each of its executive officers. Under each of these agreements, the officer would be entitled to receive a lump sum cash payment if his or her employment were terminated by the Company without good cause or voluntarily by the officer for good reason within two years following a change in control of Illinova Corporation (as defined in the Agreement). The amount of the lump sum payment would be equal to (1) 36 months' salary at the greater of the officer's salary rate in effect on the date the change in control occurred or the salary rate in effect on the date the officer's employment with the Company terminated; plus (2) three times the largest bonus earned by the officer during the three calendar years preceding termination of employment. Under the agreement, the officer would continue, after any such termination of employment, to participate in and receive benefits under other benefit plans of the Company. Such coverage would continue for 36 months following termination of employment, or, if earlier, until the officer reached age 65 or was employed by another employer; provided that, if the officer was 50 years of age or older at the time of such termination, then coverage under health, life insurance and similar welfare plans would continue until the officer became 55 years of age, at which time he or she would be eligible to receive the type of coverage extended to the employees of the Company who elect early retirement.

COMPENSATION AND NOMINATING COMMITTEE
REPORT ON OFFICER COMPENSATION

     The six-member Compensation and Nominating Committee of the Illinova Board of Directors (the "Committee") is composed entirely of Outside Directors. The Committee's role includes a review of the performance of the elected officers and the establishment of specific officer salaries subject to Board approval. The Committee establishes performance goals for the officers under the Compensation Plan, approves payments made pursuant to the Compensation Plan and recommends grants under the Long-Term Incentive Compensation Plan approved by the shareholders in 1992. The Committee also reviews other forms of compensation and benefits making recommendations to the Board on changes whenever appropriate. The Committee carries out these responsibilities with assistance from an executive compensation consulting firm and with input from the Chief Executive Officer and management as it deems appropriate.


Officer Compensation Philosophy

     The Company's compensation philosophy reflects a commitment to compensate officers competitively with other companies in the electric and gas utility industry while rewarding executives for achieving levels of operational excellence and financial returns consistent with continuous improvement in customer satisfaction and shareholder value. The Company's compensation policy is to provide a total compensation opportunity equal to a peer group of comparable electric utility companies. One-third of the companies in the compensation group are included in the S&P Utilities Index. The S&P index covers the utility industry, broadly including electric, gas, and telecommunications utilities. After careful consideration, the Committee has decided to maintain a separate peer group limited to electric or combination electric and gas companies for compensation purposes.

     The compensation program for officers consists of base salary, annual incentive and long-term incentive components. The combination of these three elements balances short- and long-term business performance goals and aligns officer financial rewards with those of the shareholders. The compensation program is structured so that, depending on the salary level, between 25 and 35 percent of an officer's total compensation opportunity is composed of incentive compensation.


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


Executive Incentive Compensation Plan

     The Board of Directors established this Compensation Plan for the Company's officers in 1989. Annual incentive awards are earned based on the achievement of specific annual financial and operational goals by the officer group as a whole and consideration of the officer's individual contribution. If payment is earned under this Compensation Plan, one-half of the bonus is payable in cash during the year following the award year and one-half is credited to the participant in the form of Illinova Common Stock units, the number of which is determined by dividing half of the earned bonus amount by the closing price of Illinova Common Stock on the last trading day of the award year. The officer's interest in the stock units vests at the end of the three-year period which begins the year after the award year. The officer receives this award in cash equal to (1) the closing stock price on the first trading day of the distribution year times the number of units held plus (2) dividend equivalents that would have been received if the stock had actually been issued.

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


Long-Term Incentive Compensation Plan

     In 1992, the Board of Directors adopted and the Company's shareholders approved the LTIC Plan. The initial grant of stock options was made in that year. Awards under the LTIC Plan are made to individual officers based on their contribution to corporate performance based on the review of this Committee. The Committee may grant awards in the form of stock options, stock appreciation rights, or restricted stock grants. The stock option grants for the officers named in the Summary Compensation Table were based on Illinova's philosophy of providing a total compensation opportunity consistent with the practices and levels of the compensation peer group. The shares granted to the officers for 1994 represent a long-term incentive award based on Illinova, the Company and individual performance as evaluated by the Chairman and reviewed by the Committee.


CEO Compensation

     Larry Haab became Chairman, President and Chief Executive Officer ("CEO") of the Company on June 12, 1991, and Chairman, President and Chief Executive Officer of Illinova in December 1993. Mr. Haab's 1994 compensation was based on the policies and plans described above.

     The Committee invokes the active participation of all Outside Directors in reviewing Mr. Haab's performance before it makes recommendations regarding his compensation. The Committee is responsible for administering the processes for completing this review. The process starts early in the year when the Board of Directors works with Mr. Haab to establish his personal goals and short- and long-term strategic goals for Illinova and the Company. At the conclusion of the year Mr. Haab reviews his performance with the Outside Directors. The Committee oversees this review and recommends to the Board appropriate adjustments to compensation. For 1994 the Committee, with the participation of all Outside Directors, determined that almost all goals were achieved and that the results for Illinova and the Company for the year were excellent. They concluded that his performance continued to lead Illinova and the Company to the accomplishment of their strategic objectives.

     The 1994 Compensation Plan award for the CEO was calculated consistent with the determination of awards for all other officers. Under the terms of the plan, one-half of the award was paid in cash and one-half was converted to 1,963 stock units which vest over a three-year period as described above.

     The 20,900 option shares granted to the CEO reflect the Committee's recognition of his work in directing Illinova and the Company toward their long-term objectives of outstanding customer satisfaction and sustained growth in shareholder return.


Compensation and Nominating Committee

Donald S. Perkins, Chairman
Robert M. Powers
Walter D. Scott
Ronald L. Thompson
Marilou von Ferstel
John D. Zeglis


COMPLIANCE WITH SECTION 16(A) OF
THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires executive officers and directors, and persons who beneficially own more than ten percent (10%) of the Company's equity securities registered under the Exchange Act to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission ("SEC"). Executive officers, directors and greater than 10 percent beneficial owners are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

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


OTHER MATTERS

     Illinova's 1994 Summary Annual Report to Shareholders was mailed to the Company's shareholders commencing on March 15, 1995. Copies of the Company's Annual Report on Form 10-K will be provided to shareholders, after the filing thereof with the SEC on or before March 31, 1995. Requests should be addressed to Investor Relations, G-21, Illinois Power Company, 500 South 27th Street, Decatur, Illinois 62525-1805.

     Any proposal by a shareholder to be presented at the next
Annual Meeting must be received at the Company's executive offices not later than October 31, 1995.


OTHER BUSINESS

     Management does not know of any matter which will be presented for consideration at the Annual Meeting other than the matters described in the accompanying Notice of Annual Meeting.

By Order of the Board of Directors,




Leah Manning Stetzner
Vice President, General Counsel and Corporate Secretary

Decatur, Illinois
March 15, 1995



Illinois Power Company

appendix: 1994 annual report to shareholders
--------------------------------------------

TABLE OF CONTENTS

Management's Discussion and Analysis . . . . . . . . . . .  A-2
Responsibility for Information   . . . . . . . . . . . . . A-10
Report of Independent Accountants  . . . . . . . . . . . . A-10
Consolidated Statements of Income  . . . . . . . . . . . . A-11
Consolidated Balance Sheets  . . . . . . . . . . . . . . . A-12
Consolidated Statements of Cash Flows  . . . . . . . . . . A-13
Consolidated Statements of Retained Earnings (Deficit) . . A-13
Notes to Consolidated Financial Statements . . . . . . . . A-14
Selected Consolidated Financial Data . . . . . . . . . . . A-32
Selected Statistics  . . . . . . . . . . . . . . . . . . . A-33



management's discussion and analysis
------------------------------------

     In this report, we make reference to the Consolidated Financial Statements, related Notes to Consolidated Financial Statements, Selected Consolidated Financial Data and Selected Statistics for information concerning consolidated financial position and results of operations. The factors having significant impact upon consolidated financial position and consolidated results of operations since January 1, 1992, are discussed below.

     Illinois Power Company (IP) is a subsidiary of Illinova Corporation (Illinova), a holding company. Illinova was officially formed on May 27, 1994, with the filing of documents with the Illinois Secretary of State. Illinova became the parent of IP through a merger pursuant to a share-for-share conversion of IP common stock into Illinova common stock. On June 8, 1994, Illinova Generating Company (formerly IP Group, Inc.), originally a subsidiary of IP, was transferred to Illinova, establishing Illinova Generating Company as a wholly owned subsidiary of Illinova. IP is the primary business and subsidiary of Illinova, and is engaged in the generation, transmission, distribution and sale of electric energy and the distribution, transportation and sale of natural gas in the State of Illinois.


COMPETITION

     Competition has become a dominant issue for the electric utility industry. Competition has been promoted by federal legislation, starting with the Public Utility Regulatory Policy Act of 1978, which facilitated the development of co-generators and independent power producers, and continuing with enactment of the Energy Policy Act of 1992 which authorized the Federal Energy Regulatory Commission (FERC) to mandate wholesale wheeling of electricity by utilities at the request of certain authorized generating entities and electric service providers. Wheeling is the transport of electricity generated by one entity over transmission and distribution lines belonging to another entity. For many years prior to enactment of the Energy Policy Act, the FERC imposed wholesale wheeling obligations as a condition of approving mergers and granting operating privileges, a practice that continues.

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

     Further competition may be introduced by state action or by further federal regulatory action. While the Energy Policy Act precludes the FERC from mandating retail wheeling, state regulators and legislators could open utility franchise territories to full competition at the retail level. Retail wheeling involves the transport of electricity to end-use residential, commercial or industrial customers. Such a change would be a significant departure from existing regulation in which public utilities have a universal obligation to serve the public in return for relatively protected service territories and regulated pricing designed to allow a reasonable return on prudent investment and recovery of operating costs. State attempts to lay the groundwork for retail wheeling have been hampered by opposition from various interest groups, as well as the complexity of related issues, including recovery of costs associated with pre-existing generation investment.

     While IP is confident of its present ability to compete with all current alternate sources of energy supply, the issue of competition is one that raises both risks and opportunities. At this time, the ultimate effect of competition on consolidated financial position and results of operations is uncertain. See "Note 1 - Summary of Significant Accounting Policies" of the "Notes to Consolidated Financial Statements" for additional discussion of the effects of regulation.


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

     Illinova Power Marketing, Inc. (IPM) is a wholly owned subsidiary of Illinova formed in July 1994. IPM plans to become active in the business of brokering and marketing electric power to various customers. In accordance with FERC standards, IPM's affiliated utility must file an open access transmission tariff offering transmission services and prices comparable to those which the utility provides to its customers. IP plans to submit the comparable open access transmission tariff, designed to satisfy the FERC's "comparability" requirements, to the FERC during the first quarter of 1995. It is too soon to predict the long-term financial impact of increasing transmission access and other issues arising from such access.


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


CONSOLIDATED RESULTS OF OPERATIONS

Overview
     Net income (loss) applicable to common stock was $162 million for 1994, $(82) million for 1993 and $93 million for 1992. The 1994 results include $6.4 million for the excess of carrying amount over consideration paid for preferred stock redeemed in December 1994. The 1994 results also reflect an increase in gas rates as a result of IP's 1994 gas rate order, increased electric sales, lower operating and maintenance expenses due to on-going cost management efforts, no Clinton refueling and maintenance outage and lower financing costs. In 1993, net income applicable to common stock was $118 million, excluding the September 1993 write-off of disallowed Clinton post-construction costs of $200 million, net of income taxes. The 1993 net income before the write-off reflects increased electric and gas sales due to closer-to-normal temperatures, increased interchange sales, lower operating and maintenance expenses and lower interest expense as a result of a continued refinancing program. The 1992 net income was primarily due to the February 1992 increase in electric rates of 9.2%, which was modified in August 1992, resulting in a net increase of 7.2%. Additionally, in 1992 IP reduced its interest expense by retiring and refinancing certain long-term debt and lowered its electric depreciation expense as a result of new depreciation rates approved in the 1992 electric rate case order.

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


ELECTRIC OPERATIONS - For the years 1992 through 1994, electric revenues including interchange increased 8.1% and the gross electric margin increased 5.5% as follows:

-----------------------------------------------------------------
(Millions of dollars)       1994         1993        1992
-----------------------------------------------------------------

Electric revenues           $1,177.5     $1,135.6    $1,117.9
Interchange revenues           110.0        130.8        73.0
Fuel cost & power purchased   (319.2)      (313.6)     (272.8)
-----------------------------------------------------------------
  Electric margin           $  968.3     $  952.8    $  918.1
=================================================================

     The components of annual changes in electric revenues are summarized as follows:

-----------------------------------------------------------------
(Millions of dollars)       1994         1993        1992
-----------------------------------------------------------------

Price                       $(23.2)      $(30.0)     $ 71.2
Volume and other              44.1         72.1       (45.8)
Fuel cost recoveries          21.0        (24.4)       (8.7)
-----------------------------------------------------------------
  Revenue increase          $ 41.9       $ 17.7      $ 16.7
=================================================================


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

1993 - The 1.6% increase in electric revenues was primarily due to a 3.2% increase in kilowatt-hour sales to ultimate consumers (excluding interchange sales and wheeling) reflecting closer-to-normal temperatures during the summer season. Volume increases resulted from higher residential sales (9.9%), commercial sales (6.3%), and industrial sales (.5%). The increase in electric revenues was partially offset by the reduction in rates resulting from the August 1992 ICC Rehearing Order. Interchange revenues increased $57.8 million (79.2%) primarily as a result of increased sales opportunities.

1992 - The 1.5% increase in electric revenues was primarily due to the 9.2% rate increase in February 1992, which was modified in August 1992, resulting in a net increase of 7.2%, partially offset by decreased usage due to unusually mild weather. Total kilowatt-hour sales to ultimate consumers (excluding interchange sales and wheeling) decreased 2.1%. The decreases in residential sales (10.4%) and commercial sales (1.8%) were due to unusually cool summer and mild winter temperatures as compared to a warmer summer and colder winter during 1991. Industrial sales increased 5.8% due to higher usage by several of IP's larger customers. The 14.7% decrease in interchange revenues in 1992 as compared to 1991 was attributable to milder weather.


                      [GRAPH APPEARS HERE]
                MAJOR SOURCES OF ELECTRIC ENERGY
                     (in millions of MWH)

Year                     Fossil        Nuclear      Purchases
-----------------------------------------------------------------
1994                     13.2          6.4          3.1
1993                     13.1          5.1          5.1
1992                     13.5          4.3          1.6
-----------------------------------------------------------------


     The cost of meeting IP's system requirements was reflected in fuel costs for electric plants and power purchased. Changes in these costs are summarized as follows:

-----------------------------------------------------------------
(Millions of dollars)           1994         1993        1992
-----------------------------------------------------------------
Fuel for electric plants
   Volume and other             $ 13.8       $ 3.5       $(17.4)
   Price                         (14.3)        7.4         (7.9)
   Fuel cost recoveries           32.0       (24.6)         7.5
-----------------------------------------------------------------
                                  31.5       (13.7)       (17.8)
Power purchased                  (25.9)       54.5          (.7)
-----------------------------------------------------------------
   Total increase (decrease)    $  5.6       $40.8       $(18.5)
=================================================================
Weighted average system
   generating fuel cost ($/MWH) $12.72       $13.88      $13.77
=================================================================

     Changes in these costs were caused by system load requirements, generating unit availability, fuel prices, purchased power prices, resale of energy to other utilities and fuel cost recovery through the Uniform Fuel Adjustment Clause.

                    [GRAPH APPEARS HERE]
        Equivalent Availability -- Clinton and Fossil


Year                          Clinton          Fossil
-----------------------------------------------------------------
1994                          92%              78%
1993                          73%              85%
1992                          62%              82%
1991                          76%              81%
1990                          47%              76%
-----------------------------------------------------------------

     Changes in factors affecting the cost of fuel for electric generation are summarized as follows:

-----------------------------------------------------------------
                              1994          1993         1992
-----------------------------------------------------------------
Increase (decrease)
   in generation              8.2%          2.5%         (7.0%)

Generation mix
   Coal and other             67%           72%           75%
   Nuclear                    33%           28%           25%
=================================================================


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

GAS OPERATIONS - For the years 1992 through 1994, gas revenues, including transportation, increased 4.6% and the gross margin on gas revenues increased 11.1% as follows:

-----------------------------------------------------------------
(Millions of dollars)            1994      1993        1992
-----------------------------------------------------------------
Gas revenues                     $ 293.2   $ 306.8     $ 281.8
Gas cost                          (172.4)   (187.3)     (171.9)
Transportation revenues              8.8       8.0         6.8
-----------------------------------------------------------------
   Gas margin                    $ 129.6   $ 127.5     $ 116.7
=================================================================
(Millions of therms)
Therms sold                        584        597         613
Therms transported                 262        229         204
-----------------------------------------------------------------
   Total consumption               846        826         817
=================================================================

     Changes in the cost of gas purchased for resale are summarized as follows:

-----------------------------------------------------------------
(Millions of dollars)             1994       1993       1992
-----------------------------------------------------------------
Gas purchased for resale
   Cost (excluding take-or-pay)   $ (6.4)    $13.3      $  1.0
   Take-or-pay costs                 2.8       5.3       (16.0)
   Volume                          (13.6)     (3.4)       16.5
   Gas cost recoveries               2.3        .2         2.6
-----------------------------------------------------------------
 Total increase (decrease)        $(14.9)    $15.4      $  4.1
=================================================================
Average cost per therm delivered    .261      .275        .260
=================================================================

     The 1994 decrease in the cost of gas purchased was primarily due to lower natural gas prices, the expanded use of additional gas storage and a decrease in therms purchased. Also contributing to the higher gas margin in 1994 was the 6.1% increase in gas base rates approved by the ICC in April 1994. The 1993 increase in the cost of gas purchased was primarily due to an increase in the price of purchased gas and take-or-pay costs. From 1995 through 1999, gas sales including therms transported are expected to remain close to 1994 levels. Other Expenses and Taxes. A comparison of significant increases (decreases) in other expenses and deferred Clinton costs for the last three years is presented in the following table:


-----------------------------------------------------------------
(Millions of dollars)            1994       1993       1992
-----------------------------------------------------------------
Other operating expenses         $(9.2)     $(2.1)     $17.9
Maintenance                      (11.2)      (1.3)      14.9
Depreciation and amortization     12.2        7.9      (15.5)
Deferred Clinton costs            (5.8)      (1.9)        -
=================================================================

     The decrease in operating and maintenance expenses for 1994 is due to ongoing re-engineering efforts, improved operating efficiencies at IP's fossil plants and at Clinton and no refueling and maintenance outage at Clinton. The decrease in operating and maintenance expenses for 1993 is primarily due to decreased costs at Clinton, partially offset by increased fossil plant maintenance. The Clinton refueling and maintenance outage and higher administration and general expenses contributed to the increase in other operating and maintenance expenses in 1992. The 1994 increase in depreciation expense is due primarily to a higher utility plant balance in 1994 as compared to 1993. The 1993 increase in depreciation expense is due principally to the effects of the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." See "Note 1 - Summary of Significant Accounting Policies" of the "Notes to Consolidated Financial Statements" for additional information. The 1992 decrease in depreciation expense reflects the reduction of the non-Clinton electric plant composite rate approved in the 1992 rate order. Deferred Clinton costs decreased in 1994 and 1993 as a result of the September 1993 write-off of disallowed Clinton post-construction costs.

                      [GRAPH APPEARS HERE]
               OPERATING AND MAINTENANCE EXPENSES
                    (in millions of dollars)


Year                                              Dollars
-----------------------------------------------------------------

1994                                              349.6
1993                                              370.0
1992                                              373.4
1991                                              340.6
1990                                              365.6
-----------------------------------------------------------------



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

INTEREST CHARGES - Total interest charges decreased $21.0 million in 1994, $3.7 million in 1993 and $12.3 million in 1992. These decreases were primarily due to the refinancing with lower cost debt or the retirement of debt from 1992 through 1994. From 1992 to 1994, IP retired or refinanced approximately $1.5 billion of long-term debt, excluding revolving loan agreements, with a weighted average interest rate of 9.27%. During this time, approximately $1.4 billion of new debt was issued at a weighted-average interest rate of 6.97%.

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

FERC ORDER 636 - Pursuant to Orders 636 and 636-A, issued in April and August 1992, respectively, the FERC approved amendments to its rules that are intended to increase competition among natural gas suppliers by "unbundling" the interstate pipelines' merchant sales service into separate sales and transportation services and by mandating that the pipelines' firm transportation service be comparable to the transportation service included in their traditional bundled sales service. As a result of Orders 636 and 636-A, the pipelines are charging their customers "transition" costs, which arise from unbundling services. IP estimates that approximately $10.5 million in transition costs will be incurred. In 1993, IP began to pay transition costs billed by gas pipelines and to recover these payments through a tariff rider. On September 23, 1994, the ICC issued a final order approving recovery of Order 636 transition costs.


Dividends

     On October 12, 1994, the Board of Directors of Illinois Power increased the common stock dividend 25 percent, declaring the common stock dividend for the first quarter of 1995 at 25 cents per share, payable February 1, 1995, to shareholders of record as of January 10, 1995. On December 14, 1994, IP declared preferred stock dividends for the first quarter of 1995, payable February 1, 1995, to shareholders of record as of January 10, 1995.


Capital Resources and Requirements

     IP needs cash for operating expenses, interest and dividend payments, debt and IP preferred stock retirements and construction programs. To meet these needs, IP has used internally generated funds and external financings including the issuance of preferred stock, debt and revolving lines of credit. The timing and amount of external financings depend primarily upon economic and financial market conditions, cash needs and capitalization ratio objectives. To a significant degree, the availability and cost of external financing depend upon the financial health of the company seeking those funds.

     Short-term debt is used to meet temporary cash needs for operations or to meet capital requirements until the timing is considered appropriate to issue long-term securities.

     Cash flow from operations during 1994 provided sufficient working capital to meet ongoing operating requirements, to service existing common and preferred stock dividends and debt requirements and a substantial portion of construction requirements. Additionally, IP expects current revenues will enable it to meet future operating requirements and continue to service its existing debt, preferred and common stock dividends, sinking fund requirements and all of its anticipated construction requirements. The current ratings of securities by two principal securities rating agencies are as follows:


-----------------------------------------------------------------
                                                Standard
                                Moody's         & Poor's
-----------------------------------------------------------------
IP first/new mortgage bonds      Baa2            BBB
IP preferred stock               baa3            BBB-
IP commercial paper              P-2             A-2
=================================================================

     These ratings are an indication of IP's financial position and may affect the cost of securities, as well as the willingness of investors to invest in securities. Under current market conditions, these ratings are unlikely to impair IP's ability to issue or significantly increase the cost of issuing additional securities through external financing. IP has adequate short-term and intermediate-term bank borrowing capacity.

     In 1993, Standard and Poor's (S&P) published revised standards for review of utility business and financial risks, based in part on a subjective evaluation of such factors as anticipated growth in service territory, industrial sales as a proportion of total revenues, regulatory environment and nuclear plant ownership. S&P's preliminary assessment placed IP, along with approximately one-third of the industry, in the "below average" category. On April 13, 1994, S&P lowered IP's mortgage bond rating to BBB from BBB+. This action came after S&P reviewed IP's specific business position in light of the revised standards.

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

     Illinois Power Capital, L.P., (IP Capital), is a limited partnership in which IP serves as a general partner. IP Capital issued $97 million of tax-advantaged monthly income preferred securities (MIPS) at 9.45% (5.67% after-tax rate) in October 1994. The proceeds were loaned to IP and were used to redeem $79.1 million (principal value) of higher-cost outstanding preferred stock of IP. The excess of carrying amount of redeemed preferred stock over consideration paid amounted to $6.4 million which was recorded in equity and included in net income applicable to common stock. See "Note 9 - Preferred Stock" of the "Notes to Consolidated Financial Statements" for additional information.

     In December 1994, IP issued $84.1 million of First Mortgage Bonds, 7.4% Series due 2024 (Pollution Control Series L). In March 1995, the proceeds of the debt issuance will be used to retire $84.1 million First Mortgage Bonds, 10 3/4% Series due 2015 (Pollution Control Series E). See "Note 8 - Long-Term Debt" of the "Notes to Consolidated Financial Statements" for additional information.

     For the years 1994, 1993 and 1992, changes in long-term debt and preferred stock outstanding, including normal maturities and elective redemptions, were as follows:

-----------------------------------------------------------------
(Millions of dollars)         1994          1993        1992
-----------------------------------------------------------------
Bonds                         $ (10)        $ 35        $(21)
Other long-term debt           (100)          -          (66)
Preferred stock                   6          (51)        (10)
-----------------------------------------------------------------
   Total decrease             $(104)        $(16)       $(97)
=================================================================

     In February 1995, 1994, 1993 and 1992, IP redeemed $12 million of mandatorily redeemable 8% serial preferred stock.
The amounts shown in the preceding table for debt retirements do not include all mortgage sinking fund requirements.

     IP has generally met these requirements by pledging property additions as permitted under the 1943 mortgage. For additional information, see "Note 8 - Long-Term Debt" and "Note 9 - Preferred Stock" of the "Notes to Consolidated Financial Statements." See "Note 3 - Commitments and Contingencies" of the "Notes to Consolidated Financial Statements" for information related to coal and gas purchases, nuclear fuel commitments and emission allowance purchases.

     In 1992, the IP Board authorized a new general obligation mortgage (New Mortgage), which is intended to replace IP's 1943 Mortgage and Deed of Trust (First Mortgage). Bonds issued under the New Mortgage are secured by a corresponding issue of First Mortgage bonds under the First Mortgage. At December 31, 1994, based upon the most restrictive earnings test contained in the First Mortgage, IP could issue approximately $691 million of additional first mortgage bonds for other than refunding purposes. The amount of available unsecured borrowing capacity totaled $160 million at December 31, 1994. Also at December 31, 1994, the unused portion of IP bank lines of credit was $250 million. As of December 31, 1994, IP has $120 million of unissued debt securities and $56.5 million of unissued preferred stock authorized by the Securities and Exchange Commission in September 1993 and August 1993, respectively.

     IP has filed a petition with the ICC seeking approval of a program whereby IP will reacquire shares of its common stock from Illinova, from time to time, at prices determined to be equivalent to current market value. The reacquired stock will be retained as treasury stock or cancelled. IP expects to receive ICC approval, and to implement the program, in the first quarter of 1995.

     Construction expenditures for the years 1992 through 1994 were approximately $715.8 million, including $21.7 million of AFUDC. IP estimates that $1.13 billion will be required for construction and capital requirements during the 1995-99 period as follows:

-----------------------------------------------------------------
                                                Five-Year Period
-----------------------------------------------------------------
(Millions of dollars)                           1995    1995-1999
-----------------------------------------------------------------
Construction requirements
   Electric generating facilities               $82       $246
   Electric transmission and
    distribution facilities                      70        296
   General plant                                 28        112
   Gas facilities                                24        121
-----------------------------------------------------------------
   Total construction requirements              204       775

Nuclear fuel                                     11       107
Debt retirements                                 -        214
Preferred stock retirements                      12        36
-----------------------------------------------------------------
   Total                                      $227     $1,132
=================================================================

     Construction and capital requirements are expected to be met primarily through internal cash generation. The expenditures in the preceding table do not include any capital expenditures for compliance with the Clean Air Act. See "Note 3 - Commitments and Contingencies" of the "Notes to Consolidated Financial Statements" for additional information.


Environmental Matters

     See "Note 3 - Commitments and Contingencies" of the "Notes to Consolidated Financial Statements" for a discussion of the Clean Air Act and manufactured-gas plant sites.

Tax and Accounting Matters

     IP is subject to the Alternative Minimum Tax (AMT) provisions of the Internal Revenue Code. As a result, in 1994, 1993 and 1992, federal income tax liabilities were approximately $51 million, $27 million and $23 million, respectively, greater than they would have been had IP not been subject to AMT. As of December 31, 1994, IP had approximately $187 million of AMT credit carryforwards that can be carried forward indefinitely. This credit is available to offset regular tax liabilities in excess of the tentative minimum tax. In 1994, IP continued to utilize a portion of its tax net operating loss carryforward. As of December 31, 1994, the balance of the tax net operating loss carryforward was approximately $25 million.

     In October 1994, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 119, "Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments" (FAS 119). FAS 119 requires expanded disclosure in the consolidated financial statements beginning with the year ended December 31, 1994.



responsibility for
information
-------------------

     The consolidated financial statements and all information in this annual report are the responsibility of management. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis and include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the consolidated financial statements. In the opinion of management, the consolidated financial statements fairly reflect IPOs financial position, results of operations and cash flows.

     IP believes that the accounting and internal accounting control systems are maintained so that these systems provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing the consolidated financial statements.
     The consolidated financial statements have been audited by IP's independent accountants, Price Waterhouse LLP, in accordance with generally accepted auditing standards. Such standards include the evaluation of internal accounting controls to establish a basis for developing the scope of the examination of the consolidated financial statements. In addition to the use of independent accountants, IP maintains a professional staff of internal auditors who conduct financial, procedural and special audits. To assure their independence, both Price Waterhouse LLP and the internal auditors have direct access to the Audit Committee of the Board of Directors.

     The Audit Committee is composed of members of the Board of Directors who are not active or retired employees of IP. The Audit Committee meets with Price Waterhouse LLP and the internal auditors and makes recommendations to the Board of Directors concerning the appointment of the independent accountants and services to be performed. Additionally, the Audit Committee meets with Price Waterhouse LLP to discuss the results of their annual audit, IPOs internal accounting controls and financial reporting matters. The Audit Committee meets with the internal auditors to assess the internal audit work performed, including tests of internal accounting controls.




/S/Larry D. Haab              /s/Larry F. Altenbaumer
-------------------           ------------------------

Larry D. Haab                 Larry F. Altenbaumer
Chairman, President           Senior Vice President
and Chief Executive Officer   and Chief Financial Officer



report of independent accountants
---------------------------------

PRICE WATERHOUSE LLP

To the Board of Directors
of Illinois Power Company

     In our opinion, the consolidated financial statements of Illinois Power Company and its subsidiaries appearing on pages A-11 through A-31 of this report present fairly, in all material respects, the financial position of Illinois Power Company and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/Price Waterhouse LLP
-----------------------------

Price Waterhouse LLP
St. Louis, Missouri
February 1, 1995


consolidated statements of income
---------------------------------
                                          (Millions of dollars
-----------------------------------------------------------------
For the Years Ended December 31,         1994     1993      1992

OPERATING REVENUES
Electric                              $1,177.5 $1,135.6  $1,117.9
Electric interchange                     110.0    130.8      73.0
Gas                                      302.0    314.8     288.6
-----------------------------------------------------------------
  Total                                1,589.5  1,581.2   1,479.5
-----------------------------------------------------------------
OPERATING EXPENSES AND TAXES
Fuel for electric plants                 266.6    235.1     248.8
Power purchased                           52.6     78.5      24.0
Gas purchased for resale                 172.4    187.3     171.9
Other operating expenses                 260.0    269.2     271.3
Maintenance                               89.6    100.8     102.1
Depreciation and amortization            175.8    163.6     155.7
General taxes                            130.3    125.6     122.2
Deferred Clinton costs                     3.5      9.3      11.2
Income taxes                             118.3    106.5      86.2
-----------------------------------------------------------------
  Total                                1,269.1  1,275.9   1,193.4
-----------------------------------------------------------------
Operating income                         320.4    305.3     286.1
-----------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS
Allowance for equity funds
   used during construction                3.8      2.7      1.5
Disallowed Clinton costs                    -    (271.0)      -
Income tax effects of disallowed costs      -      70.6       -
Miscellaneous-net                         (5.5)    (3.3)     (.6)
-----------------------------------------------------------------
  Total                                   (1.7)  (201.0)      .9
-----------------------------------------------------------------
Income before interest charges           318.7    104.3    287.0
-----------------------------------------------------------------
INTEREST CHARGES
Interest on long-term debt               135.1    154.1    160.8
Other interest charges                     8.8     10.8      7.8
Allowance for borrowed funds
   used during construction               (5.5)    (4.5)    (3.7)
-----------------------------------------------------------------
  Total                                  138.4    160.4     164.9
-----------------------------------------------------------------
Net income (loss)                        180.3    (56.1)    122.1

Less-Preferred dividend requirements      24.9     26.1      28.9
Plus-Excess of carrying amount over
     consideration paid for redeemed
     preferred stock                       6.4       -         -
-----------------------------------------------------------------
Net income (loss) applicable
   to common stock                      $161.8   ($82.2)    $93.2
=================================================================

See notes to consolidated financial statements which are an integral part of these statements.


consolidated balance sheets
---------------------------
                                           (Millions of dollars)
-----------------------------------------------------------------
December 31,                                     1994        1993

ASSETS
Utility Plant, at original cost
Electric (includes construction work in progress
  of $202.8 million and $218.7
  million, respectively)                     $6,023.1    $5,889.4
Gas (includes construction work in progress of
  $16.8 million and $18.8 million,
  respectively)                                 606.1       589.9
-----------------------------------------------------------------
                                              6,629.2     6,479.3
Less -- accumulated depreciation              2,102.7     1,974.6
-----------------------------------------------------------------
                                              4,526.5     4,504.7
Nuclear fuel in process                           6.2         6.6
Nuclear fuel under capital lease                111.5       128.5
-----------------------------------------------------------------
                                              4,644.2     4,639.8
-----------------------------------------------------------------
INVESTMENTS AND OTHER ASSETS                     15.4        15.4
-----------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                        47.9         9.3
Accounts receivable (less allowance for doubtful
  accounts of $3 million and $4 million,
  respectively)
  Service                                        110.4       85.2
  Other                                           52.6       37.5
Accrued unbilled revenue                          78.9       49.0
Materials and supplies, at average cost
  Fossil fuel                                    18.7        17.0
  Gas in underground storage                     23.1        23.2
  Operating materials                            92.1        91.4
Prepaid and refundable income taxes              11.5        14.7
Prepayments and other                            23.4        17.0
-----------------------------------------------------------------
                                                458.6       344.3
-----------------------------------------------------------------
DEFERRED CHARGES
Deferred Clinton costs                          110.8       114.3
Recoverable income taxes                        147.3       108.0
Other                                           219.5       223.3
-----------------------------------------------------------------
                                                477.6       445.6
-----------------------------------------------------------------
                                             $5,595.8    $5,445.1
=================================================================

CAPITAL AND LIABILITIES
CAPITALIZATION
Common stock -- No par value, 100,000,000
   shares authorized; 75,643,937
   shares outstanding, stated at             $1,424.6    $1,424.6
Retained earnings (deficit)                      51.1      (71.0)
Less -- Capital stock expense                     9.7        10.8
-----------------------------------------------------------------
  Total common stock equity                   1,466.0     1,342.8
-----------------------------------------------------------------
Preferred stock                                 321.7       303.7
Mandatorily redeemable preferred
   stock                                         36.0        48.0
Long-term debt                                1,946.1     1,926.3
-----------------------------------------------------------------
  Total capitalization                        3,769.8     3,620.8
-----------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                108.2       128.4
Notes payable                                   238.8        92.3
Long-term debt and lease obligations
   maturing within one year                      33.5       187.7
Dividends declared                               23.4        49.9
Taxes accrued                                    32.3        32.0
Interest accrued                                 38.4        64.6
Other                                            55.8        51.4
-----------------------------------------------------------------
                                                530.9       606.3
-----------------------------------------------------------------
DEFERRED CREDITS
Accumulated deferred income taxes               981.4       906.6
Accumulated deferred investment tax credits     230.9       230.5
Other                                            82.8        80.9
-----------------------------------------------------------------
(Commitments and Contingencies Note 3)        1,295.1     1,218.0
-----------------------------------------------------------------
                                             $5,595.8    $5,445.1
=================================================================

See notes to consolidated financial statements which are an integral part of these statements.


consolidated statements of cash flows
-------------------------------------
                                            (Millions of dollars)
-----------------------------------------------------------------
For the Years Ended December 31,     1994        1993        1992

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                   $180.3      ($56.1)    $122.1
Items not requiring (providing) cash --
  Disallowed Clinton costs,
   net of income tax                   -         200.4         -
  Depreciation and amortization      178.8       167.3      157.7
  Allowance for funds used during
   construction                       (9.3)       (7.2)     (5.2)
  Deferred income taxes               38.9        67.9       56.6
  Deferred Clinton costs               3.5         9.3       11.2
Changes in assets and liabilities --
  Accounts and notes receivable      (40.2)      (21.3)      25.1
  Accrued unbilled revenue           (29.9)       42.9      (4.7)
  Materials and supplies              (2.3)        6.2      (2.2)
  Accounts payable                   (19.7)       13.8        6.7
  Interest accrued and other, net    (19.9)      (26.6)       7.2
-----------------------------------------------------------------
Net cash provided by operating
   activities                        280.2       396.6      374.5
-----------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES

Construction expenditures          (193.7)     (277.7)    (244.4)
Allowance for funds used during
   construction                       9.3         7.2         5.2
Other investing activities           (2.4)       (2.1)        9.7
-----------------------------------------------------------------
Net cash used in investing
   activities                      (186.8)     (272.6)    (229.5)
-----------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES

Dividends on common stock           (86.6)      (88.0)     (90.2)
  and preferred stock
  Redemptions --
    Short-term debt                (258.2)     (254.5)    (221.6)
    Long-term debt                 (230.0)     (832.0)    (480.6)
    Preferred stock                 (91.0)      (94.4)     (10.0)
  Issuances --
    Short-term debt                 404.7       279.7       412.7
    Long-term debt                  119.8       866.8       269.0
    Preferred stock                  97.0        43.5           -
  Premium paid on redemption of
    long-term debt                  (2.8)      (25.8)     (14.6)
  Other financing activities        (7.7)      (18.7)      (12.0)
-----------------------------------------------------------------
Net cash used in financing
   activities                       (54.8)     (123.4)    (147.3)
-----------------------------------------------------------------
Net change in cash and cash
   equivalents                       38.6          .6       (2.3)
Cash and cash equivalents at
   beginning of year                  9.3         8.7        11.0
-----------------------------------------------------------------
Cash and cash equivalents at
   end of year                       $47.9       $9.3        $8.7
=================================================================

consolidated statements of retained earnings (deficit)
------------------------------------------------------
                                            (Millions of dollars)
-----------------------------------------------------------------
For the Years Ended December 31,      1994        1993       1992

Balance (deficit) at
   Beginning of Year                ($71.0)      $41.0      $75.8
Net Income (loss) before dividends   180.3       (56.1)     122.1
-----------------------------------------------------------------
                                     109.3       (15.1)     197.9
-----------------------------------------------------------------
Less-
  Dividends-
    Preferred stock                    11.1       20.1       51.6
    Common Stock                       53.5       35.8      105.3

Plus-
  Excess of carrying amount
     over consideration paid
     for redeemed preferred stock      6.4           -          -
-----------------------------------------------------------------
                                    (58.2)      (55.9)    (156.9)
-----------------------------------------------------------------
Balance (deficit) at End of Year     $51.1      ($71.0)     $41.0
=================================================================

See notes to consolidated financial statements which are an integral part of these statements.



notes to consolidated financial statements
------------------------------------------


Note 1 Summary of Significant Accounting Policies
-------------------------------------------------

     Principles of Consolidation Illinois Power Company (IP) is a subsidiary of Illinova Corporation (Illinova), a holding company. Illinova was officially formed on May 27, 1994, with the filing of documents with the Illinois Secretary of State. Illinova became the parent of IP through a merger pursuant to a share-for-share conversion of IP common stock into Illinova common stock. On June 8, 1994, Illinova Generating Company (formerly IP Group, Inc.), originally a subsidiary of IP, was transferred to Illinova, establishing Illinova Generating Company as a wholly owned subsidiary of Illinova. The transfer of Illinova Generating Company and other equity to Illinova is reflected in the 1993 and 1994 Consolidated Statements of Retained Earnings (Deficit) as a component of common stock dividends. IP is the primary business and subsidiary of Illinova, and is engaged in the generation, transmission, distribution and sale of electric energy and the distribution, transportation and sale of natural gas in the State of Illinois. The consolidated financial statements include the accounts of IP, a combination electric and gas utility, and Illinois Power Capital, L.P. See "Note 9 - Preferred Stock" for additional information.

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

REGULATION - IP is subject to regulation by the Illinois Commerce Commission (ICC) and the Federal Energy Regulatory Commission
(FERC) and, accordingly, prepares its consolidated financial statements based on the concepts of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (FAS 71), which require that the effects of the ratemaking process be recorded. Such effects primarily concern the time at which various items enter the determination of net income in order to follow the principle of matching costs and revenues. Accordingly, IP records various regulatory assets and liabilities to reflect the actions of regulators. Management believes that IP currently meets the criteria for continued application of FAS 71, but will continue to evaluate significant changes in the regulatory and competitive environment to assess IP's overall compliance with such criteria. These criteria include:

(1) whether rates set by regulators are designed to recover the specific costs of providing regulated services and products to customers; and (2) whether regulators continue to establish rates based on cost. In the event that management determines that IP no longer meets the criteria for application of FAS 71, an extraordinary noncash charge to income would be recorded in order to remove the effects of the actions of regulators from the consolidated financial statements. The discontinuation of application of FAS 71 would likely have a material adverse effect on IP's consolidated financial position and results of operations. IP's principal accounting policies are:

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

AMORTIZATION OF NUCLEAR FUEL - IP leases nuclear fuel from Illinois Power Fuel Company under a capital lease. Amortization of nuclear fuel (including related financing costs) is determined on a unit of production basis. See "Note 3 - Commitments and Contingencies" for discussion of decommissioning and nuclear fuel disposal costs. A provision for spent fuel disposal costs is charged to fuel expense based on kilowatt-hours generated. Deferred Clinton Costs In accordance with an ICC order in April 1987, IP began deferring certain Clinton post-construction operating and financing costs until rates to reflect such costs became effective (April 1989). After issuance of the March 1989 ICC rate order, deferral of Clinton post-construction costs ceased and amortization of the previously deferred post-construction costs over a 37.5-year period commenced. Although cash is not currently realized from these deferrals, it is realized under the ratemaking process over the service life of Clinton through increased revenues resulting from a higher rate base and higher amortization expense. See "Note 2 - Clinton Power Station" for additional information.

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

INCOME TAXES - Under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109), deferred tax assets and liabilities are recognized for the tax consequences of transactions that have been treated differently for financial reporting and tax return purposes, measured on the basis of the statutory tax rates. In accordance with FAS 71, a regulatory asset (Recoverable income taxes) has been recorded representing the probable recovery from customers of additional deferred income taxes established under FAS 109.

     Investment tax credits used to reduce federal income taxes have been deferred and are being amortized to income over the "service life" of the property that gave rise to the credits. IP is included in Illinova's consolidated federal income tax return. Income taxes are allocated to the individual companies based on their respective taxable income or loss. See "Note 6 - Income Taxes" for additional discussion.

PREFERRED DIVIDEND REQUIREMENTS - Preferred dividend requirements reflected in the consolidated income statements are recorded on the accrual basis and relate to the period for which the dividends are applicable.

CONSOLIDATED STATEMENTS OF CASH FLOWS - Cash and cash equivalents include cash on hand and temporary investments purchased with an initial maturity of three months or less. Capital lease obligations not affecting cash flow increased by $28 million, $27 million and $14 million during 1994, 1993 and 1992, respectively. Income taxes and interest paid are as follows:


                                         Years ended December 31,
-----------------------------------------------------------------
(Millions of dollars)            1994      1993      1992
-----------------------------------------------------------------
Income taxes                     $ 72.1    $ 26.0    $ 27.5
Interest                         $165.9    $166.4    $177.3
=================================================================

    The increase in income taxes paid from 1993 to 1994 was due to an increase in taxable income and the settlement of an IRS audit. The results of the settlement did not have a material effect on IP's consolidated financial position or results of operations. See "Note 6 - Income Taxes" for additional information.

SALE OF ACCOUNTS RECEIVABLE AND ACCRUED UNBILLED REVENUE - In June 1993, IP entered an agreement for the sale of an undivided interest in a designated pool of IP's accounts receivable and accrued unbilled revenue up to a maximum of $50 million. At December 31, 1993, $15 million of accounts receivable and $35 million of accrued unbilled revenue had been sold. In December 1994, IP bought back all of the accounts receivable and accrued unbilled revenue that were sold under the agreement. All costs associated with the agreement have been reflected in Other Income and Deductions, "Miscellaneous-net," on IP's Consolidated Statements of Income.

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

TRANSACTIONS WITH ILLINOVA - In addition to transfers of capital reflected in the Consolidated Statements of Retained Earnings (Deficit), IP provided approximately $20 million in funds to Illinova for operations and investments during 1994. Illinova is paying IP interest on these funds at a rate equal to that which Illinova would have paid had it used a currently outstanding line of credit. In addition, Illinova and IP have recorded an intercompany payable and receivable, respectively, for approximately $23.5 million in order to recognize the effect on the Employees Stock Ownership Plan of the conversion of IP common stock to Illinova common stock concurrent with the formation of Illinova. This was a noncash transaction. See "Note 10 - Common Stock and Retained Earnings" for additional information.


Note 2 Clinton Power Station
----------------------------

     IP and Soyland Power Cooperative, Inc. (Soyland) share ownership of Clinton, with IP owning 86.8% and Soyland owning 13.2%. IP's ownership percentage is reflected in utility plant (at original cost) and in accumulated depreciation in the Consolidated Balance Sheets. Clinton was placed in service in 1987 and represents approximately 18% of IP's installed generation capacity. The investment in Clinton and its related deferred costs represented approximately 52% of IP's total assets at December 31, 1994. IP's 86.8% share of Clinton-related costs represented 32% of IP's total 1994 other operating, maintenance and depreciation expenses. Clinton's equivalent availability was 92%, 73% and 62% for 1994, 1993 and 1992, respectively. Clinton's equivalent availability was higher in 1994 due to no refueling outage.

     Ownership of an operating nuclear generating unit exposes IP to significant risks, including increased and changing regulatory, safety and environmental requirements and the uncertain future cost of closing and dismantling the unit. IP expects to be allowed to continue to operate Clinton; however, if any unforeseen or unexpected developments would prevent IP from doing so, IP could be materially adversely affected. See "Note 3
- Commitments and Contingencies" for additional information.


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

     Based upon IP's assessment of the Appellate Court Decision and in accordance with FAS 71, IP recorded a loss of $271 million ($200 million, net of income taxes) in September 1993. This write-off included revenues and related interest of approximately $8.9 million to be refunded for deferred costs included in electric rates between April 1992 and August 1992, which were disallowed by the Rehearing Order.

     The Appellate Court Decision remanded the case to the ICC for further proceedings to determine the amount of actual financial harm incurred by IP during the regulatory lag period. The decision also remanded the case for verification of the calculation of the amortization of deferred Clinton post-construction costs from March 1989 to June 1992.

     On February 25, 1994, IP and the remaining parties to this case presented a joint motion to the Appellate Court requesting entry of an order remanding the case to the Commission for further pro-ceedings in accordance with a stipulated agreement of the parties. The Appellate Court granted the joint motion on March 2, 1994. On March 16, 1994, the ICC issued an order on remand that did not result in any change in IP's rates from those adopted in the Rehearing Order. The order on remand required IP to refund $8.9 million of revenue that had been collected between April and August 1992 subject to refund. The refunds began in March 1994 and were completed in October 1994.

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


Note 3 Commitments and Contingencies
------------------------------------

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

     Multiple major losses covered under the current property damage and business interruption insurance coverages involving Clinton or other stations insured by the industry-owned mutual insurance company could result in retrospective premium assessments of up to approximately $13 million. About $12 million of this assessment would be allocated between IP and Soyland based on their respective ownership interests in Clinton.

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

     A Master Worker Policy covers worker tort claims alleging bodily injury, sickness or disease as a result of initial radiation exposure occurring on or after January 1, 1988. The policy has an aggregate limit of $200 million applying to the commercial nuclear industry as a whole. As claims are paid under the policy, there is a provision for automatic reinstatement of policy limits up to an additional $200 million. There is also a provision for retrospective assessment of additional premiums if claims exceed funds available in the insurance company's reserve accounts. The maximum retrospective premium assessment for this contingency is approximately $3 million and may be subject to state premium taxes. Any retrospective premium assessments pertaining to the Master Worker Policy or the Price-Anderson Act would be allocated between IP and Soyland based on their respective ownership interests in Clinton.

     IP may be subject to other risks which may not be insurable, or the amount of insurance carried to offset the various risks may not be sufficient to meet potential liabilities and losses. There is also no assurance that IP will be able to maintain insurance coverages at their present levels. Under those circumstances, such losses or liabilities would have a substantial adverse effect on IP's consolidated financial position.

DECOMMISSIONING AND NUCLEAR FUEL DISPOSAL COSTS - IP is responsible for its ownership share of the costs of decommissioning Clinton and for spent nuclear fuel disposal costs. IP is collecting future decommissioning costs through its rates based on an ICC-approved formula that allows IP to adjust rates annually for changes in decommissioning cost estimates.

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

     The Securities and Exchange Commission staff has questioned certain current accounting practices of the electric utility industry, including those practices used by IP, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in financial statements. In response to these questions, the Financial Accounting Standards Board has agreed to review the accounting for removal costs of nuclear generating stations, including decommissioning. If current electric utility industry accounting practices for such decommissioning are changed: 1) annual provisions for decommissioning could increase; 2) the estimated total cost for decommissioning could be recorded as a liability; and 3) trust fund income from the external decommissioning trusts could be reported as investment income rather than as a reduction to decommissioning expense. Although it is too early to determine whether any changes to current electric utility industry accounting practices for decommissioning will be adopted, IP believes that based on current information, any required changes would not have an adverse effect on consolidated results of operations due to existing and anticipated future ability to recover decommissioning costs through rates.

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


ENVIRONMENTAL MATTERS

CLEAN AIR ACT - In August 1992, IP announced that it had suspended construction of two scrubbers at the Baldwin Power Station, on which IP had expended approximately $34.6 million. IP has recovered approximately $3.1 million as a result of the sale of excess materials that were not used on the project. After suspending scrubber construction, IP reconsidered its alternatives for complying with Phase I of the 1990 Clean Air Act Amendments. In March 1993, IP announced its compliance plan for Phase I (1995-1999) of the Clean Air Act, which is to continue using high-sulfur Illinois coal and acquire emission allowances to comply with the Clean Air Act requirements. An emission allowance is the authorization by the United States Environmental Protection Agency (U.S.EPA) to emit one ton of sulfur dioxide. The ICC approved IP's Phase I Clean Air Act compliance plan in September 1993, and IP is continuing to implement that plan. Sufficient emission allowances have been acquired to meet anticipated needs for 1995. IP will be active in the emissions allowance market in order to meet requirements for allowances in 1996 and beyond. In 1993, the Illinois General Assembly passed and the governor signed legislation authorizing but not requiring the ICC to permit expenditures and revenues from emission allowance purchases and sales to be reflected in rates charged to customers as a cost of fuel. In December 1994, the ICC approved the recovery of emission allowance costs through the Uniform Fuel Adjustment Clause. IP's compliance plan will defer, until at least 2000, any need for scrubbers or other capital projects associated with sulfur dioxide emission reductions. Additional actions and capital expenditures will be required by IP to achieve compliance with the Phase II (2000 and beyond) sulfur dioxide emission requirements of the Clean Air Act.

     IP planned to comply with the Phase I nitrogen-oxide emission reduction requirements of the acid rain provisions of the Clean Air Act by installing low-nitrogen-oxide (NOx) burners at Baldwin Unit 3. On November 29, 1994, the U.S. Appellate Court remanded the Phase I NOx rules back to the U.S.EPA. IP is positioned to comply with the previously established rules and does not expect the new rules to be any more stringent. Therefore, the Court's decision is not expected to have a material impact on IP's compliance activity.

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

     IP is currently recovering MGP site cleanup costs from its customers through a tariff rider approved by the ICC in April 1993. In February 1994, an intervening consumer group appealed the September 1992 ICC order and an affirming December
1993 Appellate Court decision to the Illinois Supreme Court, arguing that utilities should not be permitted to recover MGP cleanup costs from customers or should not be permitted to recover such costs through riders. IP and other utilities have also appealed to the Illinois Supreme Court seeking to include carrying costs on the unrecovered balance of cleanup costs through the tariff rider. The Illinois Supreme Court agreed to hear both appeals, and briefing and oral arguments were held in September 1994. Management believes that the final disposition of these appeals will not have a material adverse effect on IPOs consolidated financial position or results of operations.

ELECTRIC AND MAGNETIC FIELDS - The possibility that exposure to electric and magnetic fields (EMF) emanating from power lines, household appliances and other electric sources may result in adverse health effects continues to be the subject of litigation and governmental, medical and media attention. Litigants have also claimed that EMF concerns justify recovery from utilities for the loss in value of real property exposed to power lines, substations and other such sources of EMF. Scientific research worldwide has produced conflicting results and no conclusive evidence that electric and/or magnetic field exposure causes adverse health effects. Research is continuing to resolve scientific uncertainties. It is too soon to tell what, if any, impact these actions may have on IP's consolidated financial position.


LEGAL PROCEEDINGS

     IP is involved in legal or administrative proceedings before various courts and agencies with respect to matters occurring in the ordinary course of business, some of which involve substantial amounts of money. Management believes that the final disposition of these proceedings will not have a material adverse effect on consolidated financial position or results of operations.


OTHER

     IP sells electric energy and natural gas to residential, commercial and industrial customers throughout Illinois. At December 31, 1994, 60%, 21% and 19% of accounts receivable were from residential, commercial and industrial customers, respectively. IP maintains reserves for potential credit losses and such losses have been within management's expectations.



Note 4 Lines of Credit
and Short-Term Loans
----------------------

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

     IP has letters of credit totaling $204.8 million and pays fees up to 0.55% per annum on the unused amount of credit.
In addition, IP has short-term financing options to obtain funds not to exceed $80 million. IP pays no fees for these uncommitted facilities and funding is subject to availability upon request. For the years 1994, 1993 and 1992, IP had short-term borrowings consisting of bank loans, commercial paper, extendible floating rate notes and other short-term debt outstanding at various times as follows:

-----------------------------------------------------------------
(Millions of dollars, except rates)      1994     1993     1992
-----------------------------------------------------------------
Balance at December 31
   Short-term borrowings                 $238.8   $ 92.3  $ 67.1

Weighted average interest
   rate at December 31                    6.2%     3.5%     3.8%

Maximum amount outstanding
   at any month end                      $238.8   $123.7  $181.9

Average daily borrowings
   outstanding during the year           $165.4   $ 85.0  $115.1

Weighted average interest
   rate during the year                   4.6%     3.5%     4.0%
-----------------------------------------------------------------

     IP has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate risks arising out of core activities without the use of leverage and without risk to principal.

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



Note 5 Facilities Agreements
----------------------------

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

     Under the provisions of a Power Coordination Agreement (PCA) between Soyland and IP dated October 5, 1984, as amended, IP was required to provide Soyland with 8.0% (288 megawatts) of electrical capacity from its fossil-fueled generating plants through 1994. This requirement will increase to 12% in 1995 and each year thereafter until the agreement expires or is terminated. This is in addition to the capacity Soyland receives as an owner of Clinton. IP is compensated with capacity charges and for energy costs and variable operating expenses. IP transmits energy for Soyland through IP's transmission and subtransmission systems. Under provisions of the PCA, Soyland has the option of participating financially in major capital expenditures at the fossil-fueled plants, such as those needed for Phase II Clean Air Act compliance, to the extent of its capacity entitlement with each party bearing its own direct capital costs, or by having the costs treated as plant additions and billed to Soyland in accordance with other billing provisions of the PCA. See "Note 3 - Commitments and Contingencies" for discussion of the Clean Air Act. At any time after December
31, 2004, either IP or Soyland can terminate the PCA by giving not less than seven years' prior written notice to the other party. The party to whom termination notice has been given may designate an earlier effective date of termination which shall be not less than twelve months after receiving notice.


Note 6 Income Taxes
--------------------

     Deferred tax assets and liabilities were composed of the following:

                                       Balance as of December 31,
-----------------------------------------------------------------
(Millions of dollars)                          1994       1993
-----------------------------------------------------------------

Deferred Tax Assets:
-----------------------------------------------------------------

Current:
   Misc. book/tax recognition differences      $ 19.7     $ 25.6
-----------------------------------------------------------------

Noncurrent:
   Depreciation and other property related       52.6       56.3
   Alternative minimum tax                      187.0      131.0
   Tax credit and net operating loss
     carryforward                                27.6      111.9
   Unamortized investment tax credit            122.0      129.1
   Misc. book/tax recognition differences        53.2       17.3
-----------------------------------------------------------------
                                                442.4      445.6
-----------------------------------------------------------------
    Total deferred tax assets                  $462.1     $471.2
=================================================================


Deferred Tax Liabilities:
-----------------------------------------------------------------

Current:
   Misc. book/tax recognition differences      $  8.2     $ 10.9
-----------------------------------------------------------------

Noncurrent:
   Depreciation and other property related     1,252.0   1,187.3
   Deferred Clinton costs                         62.1      64.0
   Misc. book/tax recognition differences        109.7     100.9
-----------------------------------------------------------------
                                               1,423.8   1,352.2
-----------------------------------------------------------------
    Total deferred tax liabilities            $1,432.0  $1,363.1
=================================================================

     Income taxes included in the Consolidated Statements of Income consist of the following components:

                                         Years Ended December 31,
-----------------------------------------------------------------
(Millions of dollars)                   1994     1993     1992
-----------------------------------------------------------------
Current taxes -
   Included in operating
     expenses and taxes                 $ 58.3   $ 25.3   $ 22.9
-----------------------------------------------------------------
     Total current taxes                  58.3     25.3     22.9
-----------------------------------------------------------------
Deferred taxes -
   Included in operating
   expenses  and taxes
     Property related differences         60.0     72.3     73.2
     Alternative minimum tax             (50.4)   (31.8)  (31.4)
     Gain/loss on reacquired debt           -      16.5      4.8
     Take-or-pay charges                    -        .3      2.3
     Net operating loss carryforward      62.0     22.8     18.3
     Internal Revenue Service
       interest on tax issues              7.5     (1.9)      .7
     Misc. book/tax recognition
       differences                        (7.8)     3.8    (4.1)
     Included in other income
     and deductions
       Property related differences       10.0      6.0      9.2
       Net operating loss carryforward   (17.4)   (15.4)  (15.5)
       Misc. book/tax recognition
          differences                      1.9     (2.3)      .4
    Disallowed Clinton costs                -     (62.2)      -
-----------------------------------------------------------------
     Total deferred taxes                 65.8      8.1     57.9
-----------------------------------------------------------------

Deferred investment tax credit - net
   Included in operating
     expenses and taxes                  (11.3)    (.8)     (.5)
   Included in other income
     and deductions                        (.3)    (.7)     (.8)
   Disallowed investment tax credit         -     (8.4)       -
-----------------------------------------------------------------
     Total investment tax credit         (11.6)   (9.9)    (1.3)
-----------------------------------------------------------------

Total income taxes                       $112.5   $23.5    $79.5
=================================================================

     The reconciliations of income tax expense to amounts computed by applying the statutory tax rate to reported pretax results for the period are set forth below:

                                         Years Ended December 31,
-----------------------------------------------------------------
(Millions of dollars)                    1994     1993     1992
-----------------------------------------------------------------

Income tax expense at the
   federal statutory tax rate            $102.5  $(11.4)   $68.5

Increases/(decreases) in taxes
   resulting from -
   State taxes, net of federal effect     13.8       5.8    11.3
   Investment tax credit -
     amortization                         (7.8)     (8.8)  (8.4)
   Depreciation not normalized             4.3       7.1     9.4
Disallowed Clinton costs
     (including ITC)                        -       27.4      -
   Other-net                               (.3)      3.4   (1.3)
-----------------------------------------------------------------
    Total income taxes                   $112.5   $ 23.5  $ 79.5
=================================================================

     Combined federal and state effective income tax rates were 38.4%, (72.4%) and 39.4% for the years 1994, 1993 and 1992, respectively. The negative effective tax rate for 1993 is a result of the loss recorded by IP due to the Rehearing
Order which denied IP recovery of certain deferred Clinton costs. The 1993 effective tax rate excluding the effect of this loss was 39.5%. At December 31, 1994, IP had approximately $25 million of federal income tax net operating loss carryforwards to offset future taxable income. Approximately $15 million of these carryforwards expire in 2006 and $10 million expire in 2007.

     IP is subject to the provisions of the Alternative Minimum Tax System (AMT). As a result, IP has an alternative minimum tax credit carryforward at December 31, 1994, of approximately $187 million. This credit can be carried forward indefinitely to offset future regular income tax liabilities in excess of the tentative minimum tax.

     The Internal Revenue Service (IRS) has completed its audit of IP's federal income tax returns for the years 1986 through 1988. IP and the IRS have reached an agreement on all audit issues. The results of the agreement did not have a material effect on IP's consolidated financial position or results of operations.


Note 7 Capital Leases
---------------------

     Illinois Power Fuel Company (Fuel Company), which is 50% owned by IP, was formed in 1981 for the purpose of leasing nuclear fuel to IP for Clinton. Lease payments are equal to the Fuel Company's cost of fuel as consumed (including related financing and administrative costs). Billings under the lease agreement during 1994, 1993 and 1992 were $52 million, $45 million and $43 million, respectively, including financing costs of $7 million, $6 million and $8 million, respectively. IP is obligated to make subordinated loans to the Fuel Company at any time the obligations of the Fuel Company that are due and payable exceed the funds available to the Fuel Company. IP has an obligation for nuclear fuel disposal costs of leased nuclear fuel. See "Note 3 - Commitments and Contingencies" for discussion of decommissioning and nuclear fuel disposal costs. Nuclear fuel lease payments are included with fuel for electric plants on IP's Consolidated Statements of Income.

     At December 31, 1994 and 1993, current obligations under capital lease for nuclear fuel are $33.3 million and $41.6 million, respectively. Over the next five years estimated payments under capital leases are as follows:


-----------------------------------------------------------------
                                            (Millions of dollars)
-----------------------------------------------------------------
1995                                               $39.2
1996                                                34.6
1997                                                26.7
1998                                                13.0
1999                                                 8.5
Thereafter                                           2.9
-----------------------------------------------------------------
                                                   124.9
Less: Interest                                      13.4
-----------------------------------------------------------------
   Total                                           $111.5
=================================================================


Note 8 Long-Term Debt
---------------------
                                                           (Millions of dollars)
--------------------------------------------------------------------------------
December 31,                                          1994           1993

First mortgage bonds--

      5.85% series due 1996                          $   40.0       $  40.0
      6 1/2% series due 1999                             72.0          72.0
      6.60% series due 2004 (Pollution Control            7.0           7.2
          Series A)
      9 7/8% series due 2004                              -            10.0
      7.95% series due 2004                              72.0          72.0
      6% series due 2007 (Pollution Control Series B)    18.7          18.7
      11 5/8% series due 2014 (Pollution Control          -            35.6
          Series D)
      10 3/4% series due 2015 (Pollution Control          -            84.1
          Series E)
      7 5/8% series due 2016 (Pollution Control         150.0         150.0
          Series F, G and H)
      8.30% series due 2017 (Pollution Control           33.8          33.8
          Series I)
      7 3/8% series due 2021 (Pollution Control          84.7          84.7
          Series J)
      8 3/4% series due 2021                             125.0        125.0
      5.7% series due 2024 (Pollution Control Series K)   35.6           -
      7.4% series due 2024 (Pollution Control Series L]   84.1           -
--------------------------------------------------------------------------------
      Total first mortgage bonds                         722.9        733.1
--------------------------------------------------------------------------------
New mortgage bonds--

      6 1/8% series due 2000                              40.0         40.0
      5 5/8% series due 2000                             110.0        110.0
      6 1/2% series due 2003                             100.0        100.0
      6 3/4% series due 2005                              70.0         70.0
      8.0% series due 2023                               235.0        235.0
      7 1/2% series due 2025                             200.0        200.0
      Adjustable rate series due 2028
          (Pollution Control Series M, N and O)          111.8        111.8
--------------------------------------------------------------------------------
      Total new mortgage bonds                           866.8        866.8
--------------------------------------------------------------------------------
      Total mortgage bonds                             1,589.7      1,599.9
--------------------------------------------------------------------------------
Short-term debt to be refinanced as long-term debt       125.0        125.0
8 1/2% debt securities due 1994                             -         100.0
Medium-term notes, series A                              100.0        100.0
Variable rate long-term debt due 2017                     75.0         75.0
--------------------------------------------------------------------------------
      Total other long-term debt                         300.0        400.0
--------------------------------------------------------------------------------
                                                       1,889.7      1,999.9
Unamortized discount on debt                             (21.6)       (15.4)
--------------------------------------------------------------------------------
      Total long-term debt excluding
         capital lease obligations                     1,868.1      1,984.5
      Obligation under capital leases                    111.5        129.5
--------------------------------------------------------------------------------
                                                       1,979.6      2,114.0

Long-term debt and lease obligations
    maturing within one year                             (33.5)      (187.7)
--------------------------------------------------------------------------------
         Total long-term debt                       $  1,946.1     $1,926.3
=================================================================================

In May 1994, $35.6 million of 11 5/8% Pollution Control Bonds Series D due 2014 were retired with the same principal amount of 5.7% Pollution Control Bonds Series K due 2024. In December 1994, $84.1 million of 7.4% Pollution Control Bonds Series L due 2024 were issued. The proceeds and additional funds were placed in an irrevocable trust and invested in U. S. Treasury securities, and will be used to extinguish the outstanding $84.1 million 10 3/4% Pollution Control Bonds Series E due 2015 on March 1, 1995. This resulted in an in-substance defeasance in accordance with Statement of Financial Accounting Standards No. 76, " Extinguishment of Debt." The $84.1 million of 10 3/4% Pollution Control Bonds Series E due 2015 have been removed from the consolidated financial statements.

Short-term debt to be refinanced as long-term debt consists of commercial paper that will be renewed regularly on a long-term basis. Ongoing credit support is provided by IP's revolving credit agreements of $250 million. In 1989 and 1991, IP issued a series of fixed rate medium-term notes. At December 31, 1994, the maturity dates on these notes ranged from 1996 to 1998 with interest rates ranging from 9% to 9.31%. Interest rates on variable rate long-term debt due 2017 are adjusted weekly and ranged from 5.25% to 5.6% at December 31, 1994.

For the years 1995, 1996, 1997, 1998 and 1999, IP has long-term debt maturities and cash sinking fund requirements in the aggregate of (in millions) $.2, $61.7, $10.8, $68.8 and $72.8, respectively. These amounts exclude capital lease requirements. See "Note 7 - Capital Leases." Certain supplemental indentures to the First Mortgage require that IP make annual deposits, as a sinking and property fund, in amounts not to exceed $.4 million in 1995, $1.8 million in 1997, $1.8 million in 1998 and $1.8 million in 1999. These amounts are subject to reduction and historically have been met by pledging property additions, as permitted by the First Mortgage.

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



Note 9 Preferred Stock
----------------------

                                          (millions of dollars)
-----------------------------------------------------------------
December 31,                                      1994   1993

SERIAL PREFERRED STOCK OF SUBSIDIARY,
   cumulative, $50 par value  --
Authorized 5,000,000 shares; 3,325,815 and 4,150,000 shares
outstanding, respectively

     Series     Share    Redemption prices
     4.08%    300,000      $51.50                 $15.0  $15.0
     4.26%    150,000       51.50                   7.5    7.5
     4.70%    200,000       51.50                  10.0   10.0
     4.42%    150,000       51.50                   7.5    7.5
     4.20%    180,000       52.00                   9.0    9.0
     8.24%    600,000       51.90                  30.0   30.0
     7.56%    675,040       51.685                 33.8   35.0
     8.00%    693,975       52.29                  34.7   50.0
     7.75%    376,800   50.00 after July 1, 2003   18.8   43.5
  Net premium on preferred stock                    0.8    0.7
-----------------------------------------------------------------
     Total Preferred Stock,
        $50 par value                              167.1 208.2
-----------------------------------------------------------------
SERIAL PREFERRED STOCK,
    cumulative, without par value--
Authorized 5,000,000 shares; 1,512,550 and 2,390,300 shares
outstanding, respectively (including 360,000 and 480,000 shares, respectively, of redeemable preferred stock)

  Series     Share Redemption  prices
    A        742,300    $ 50.00                     37.1   50.0
    B        410,250  ($51.50 prior to May 1, 1995, 20.5   45.5
                          $50 thereafter)
-----------------------------------------------------------------
     Total Preferred Stock of Subsidiary,
       without par value                            57.6   95.5
-----------------------------------------------------------------
PREFERENCE STOCK,
   cumulative, without par value --
Authorized 5,000,000 shares; none outstanding       ---     ---

PREFERRED SECURITIES OF SUBSIDIARY
   (Illinois Power Capital, L.P.)
     Monthly Income Preferred Securities            97.0   ---
-----------------------------------------------------------------
     Total Serial Preferred Stock, Preference
       Stock and Preferred Securities
       of Subsidiary                             $321.7   $303.7
-----------------------------------------------------------------
MANDATORILY REDEEMABLE SERIAL PREFERRED
   STOCK, cumulative  --

       Series     Share     Par Value
        8.00%    360,000      none                  $36.0  $48.0
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



Note 10 Common Stock
and Retained Earnings
----------------------

     On May 31, 1994, common shares of IP began trading as common shares of Illinova. Illinova is the sole shareholder of IP common stock.

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

     IP employees participate in an Employees Stock Ownership Plan (ESOP) that includes an incentive compensation feature which is tied to achievement of specified corporate performance goals. This arrangement began in 1991 when IP loaned $35 million to the Trustee of the Plans, who used the loan proceeds to purchase 2,031,445 shares of IP's common stock on the open market. The loan and common shares were converted to Illinova instruments pursuant to formation of the Holding Company in May 1994. These shares are held in a suspense account under the Plans and are being distributed to the accounts of participating employees as the loan is repaid by the Trustee with funds contributed by IP, together with dividends on the shares acquired with the loan proceeds. IP financed the loan with funds borrowed under its bank credit agreements.

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


Note 11 Pension and Other Benefit Costs
---------------------------------------

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
=================================================================

     The plan assets consist primarily of common stocks, fixed income securities, cash equivalents and real estate. The actuarial present value of accumulated plan benefits at January 1, 1994 and 1993, were $230 million and $205 million, respectively, including vested benefits of $213 million and $203 million, respectively. The pension cost for 1994, 1993 and 1992 was calculated using: a discount rate of 7.75%, 8.25% and 8.5%, respectively; future compensation increases of 4.5% for 1994 and 5.5% for 1993 and 1992; and a return on assets of 9% for 1994, 1993 and 1992. The unrecognized net asset at transition and prior service costs are amortized on a straight-line basis over the average remaining service period of employees who are expected to receive benefits under the plan. IP did not make any cash contributions during 1993 for the pension plan due to its overfunded status. IP made cash contributions of $10 million in 1994 and $3 million in 1992.

     IP provides health care and life insurance benefits to certain retired employees, including their eligible dependents, who attain specified ages and years of service under the terms of the defined-benefit plans. Postretirement benefits, a portion of which have been capitalized, for 1994 and 1993 included the following components:

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

     IP has established two separate trusts for those retirees who were subject to a collectively bargained agreement and all other retirees to fund retiree health care and life insurance benefits. IP's funding policy is to contribute annually an amount at least equal to the revenues collected for the amount of postretirement benefit costs allowed in rates. IP made cash contributions of $8.4 million in 1994 and $9.5 million in 1993. The plan assets consist of common stocks and fixed income securities at December 31, 1994 and 1993. The estimated funded status of the plans at December 31, 1994 and 1993, using weighted average discount rates of 8.75% and 7.75%, respectively, and a return on assets of 9% was as follows:


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
-----------------------------------------------------------------

     The assumed 1995 weighted average health-care-cost trend rate used to measure the expected cost of benefits covered by the plans is 11%. This trend rate decreases through 2005 to an ultimate weighted average rate of 5% for 2005 and subsequent years. The effect of a 1% increase in each future year's assumed health-care-cost trend rates increases the service and interest cost from $9.4 million to $11.4 million and the accumulated postretirement benefit obligation from $65.6 million to $75.4 million.


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



Note 12 Segments of Business
----------------------------

     Illinois Power Company is a public utility engaged in the generation, transmission, distribution, and sale of electric energy, and the distribution, transportation and sale of natural gas. The following is a summary of operations:


                                                                                                (millions of dollars)
------------------------------------------------------------------------------------------------------------
                                              1994                  1993       1992
                                                    Total                 TotalTotal
                                  Electric   Gas   Company  Electric GasCompany   Electric Gas    Company
------------------------------------------------------------------------------------------------------------

Operation information -
   Operating revenues              $1287.5 $302.0 $1,589.5 $1,266.4 $314.8 $1,581.2 $1,190.9 $288.6 $1,479.5
   Operating expenses, excluding
     provision for income taxes
     and deferred Clinton            872.6  274.7  1,147.3    873.9  286.2  1,160.1    831.3  264.7  1,096.0
   Deferred Clinton costs              3.5    -        3.5      9.3     -       9.3     11.2     -      11.2
------------------------------------------------------------------------------------------------------------
   Pre-tax operating income          411.4   27.3    438.7    383.2   28.6    411.8    348.4   23.9    372.3
   Allowance for funds used
     during construction               8.9    0.4      9.3      6.2    1.0      7.2      4.5    0.7      5.2
   Disallowed Clinton costs            -      -         -    (200.4)    -    (200.4)      -       -       -
------------------------------------------------------------------------------------------------------------
   Pre-tax operating income,
     including AFUDC  and disallowed
     Clinton costs                  $420.3 $ 27.7 $  448.0 $  189.0 $ 29.6 $218.6 $  352.9 $ 24.6 $  377.5
-------------------------------------------------           ---------------       ----------------
   Other deductions, net                              11.3                   15.6                      7.2
   Interest charges                                  143.9                  164.9                    168.6
   Provision for income taxes                        112.5                   94.2                     79.6
------------------------------------------------------------------------------------------------------------
   Net income (loss)                                 180.3                  (56.1)                  (122.1)

   Preferred dividend requirements                   (24.9)                 (26.1)                   (28.9)
   Excess of carrying amount over consideration paid
      for redeemed preferred stock                     6.4                     -                         -
------------------------------------------------------------------------------------------------------------
   Net income (loss) applicable to common stock    $ 161.8                 $(82.2)                 $  93.2
============================================================================================================

Other information -
   Depreciation                    $ 156.1 $ 21.1 $  177.2 $  148.2 $ 21.0 $169.2 $  141.3 $ 20.0 $  161.3
------------------------------------------------------------------------------------------------------------
   Capital expenditures            $ 173.1 $ 20.6 $  193.7 $  221.3 $ 56.4 $277.7 $  203.1 $ 41.3 $  244.4
------------------------------------------------------------------------------------------------------------
Investment information -
   Identifiable assets*           $4,589.0 $442.6 $5,031.6 $4,526.8 $406.4 $4,933.2 $4,602.9 $355.4 $4,958.3
-------------------------------------------------          ---------------          ----------------
   Nonutility plant and other investments             15.2                     15.2                      9.3
   Assets utilized for overall Company operations    549.0                    496.7                    364.1
------------------------------------------------------------------------------------------------------------
   Total assets                                    $5,595.8                $5,445.1                 $5,331.7
============================================================================================================

*Utility plant, nuclear fuel, materials and supplies, deferred Clinton costs and prepaid and deferred energy costs.



NOTE 13 FAIR VALUE OF FINANCIAL INSTRUMENTS
-------------------------------------------

                             1994                1993
-----------------------------------------------------------------
(Millions of dollars)     Carrying  Fair     Carrying  Fair
                          Value     Value    Value     Value
-----------------------------------------------------------------
Nuclear decommissioning
   trust funds            $ 22.4    $22.9    $17.2     $18.3
Cash and cash equivalents   47.9     47.9      9.3       9.3
Mandatorily redeemable
   preferred stock          36.0     36.0     48.0      48.5
Long-term debt           1,868.1  1,750.7  1,984.5   2,048.6
Notes payable              238.8    238.8     92.3      92.3
-----------------------------------------------------------------

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments listed in the table above:

NUCLEAR DECOMMISSIONING TRUST FUNDS - The fair values of available-for-sale marketable debt securities and equity investments held by the Nuclear Decommissioning Trust are based on quoted market prices at the reporting date for those or similar investments.

CASH AND CASH EQUIVALENTS - The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of these instruments.

MANDATORILY REDEEMABLE SERIAL PREFERRED STOCK AND LONG-TERM DEBT
- The fair value of mandatorily redeemable preferred stock and long-term debt is estimated based on the quoted market prices for similar issues or by discounting expected cash flows at the rates currently offered for debt of the same remaining maturities.

NOTES PAYABLE - The carrying amount of notes payable approximates fair value due to the short maturity of these instruments.



Note 14 Quarterly Consolidated Financial Information and
Common Stock Data (Unaudited)
---------------------------------------------------------

                                           (Millions of dollars)
-----------------------------------------------------------------
                               First    Second  Third     Fourth
                               Quarter  Quarter Quarter  Quarter
                               1994     1994    1994      1994
-----------------------------------------------------------------
Operating revenues             $442.9   $349.6  $428.9    $368.1
Operating income                 71.3     72.2   112.2      64.7
Net income                       34.4     36.5    78.4      31.0
Net income applicable
   to common stock               28.5     30.5    72.5      30.3
Cash dividends declared on
   common stock                   -       15.1     15.1     18.9
Cash dividends paid on
   common stock                  15.1     30.2       -      15.2


                               First    Second  Third     Fourth
                               Quarter  Quarter Quarter   Quarter
                               1993     1993    1993      1993
-----------------------------------------------------------------
Operating revenues             $395.1   $350.5  $452.4    $383.2
Operating income                 68.3     67.9   114.3      54.8
Net income (loss)                27.9     29.3  (123.9)     10.6
Net income (loss) applicable
   to common stock               21.0     22.5  (130.2)      4.5
Cash dividends declared on
   common stock                  15.1      15.1      -        -
Cash dividends paid on
   common stock                  15.1      15.1    15.1      15.2


The 1994 fourth quarter net income applicable to common stock includes $6.4 million for the excess of carrying amount over consideration paid for redeemed preferred stock.

The 1993 third quarter loss reflects the write-off of disallowed
Clinton costs of $200 million, net of income taxes. See "Note 2 -
Clinton Power Station."

On May 31, 1994, common shares of Illinois Power began trading as common shares of Illinova. Illinova is the sole shareholder of Illinois Power Company common stock.



selected consolidated financial data
------------------------------------


                 1994     1993    1992     1991     1990    1984
-----------------------------------------------------------------
Operating revenues
 Electric      $1,177.5 $1,135.6 $1,117.9 $1,101.2 $1084.6 $810.3
 Electric
   interchange    110.0   130.8   73.0    85.5     73.8    21.1
 Gas              302.0   314.8   288.6   288.2   311.1   470.2
-----------------------------------------------------------------
  Total
   operating
   revenues $1,589.5 $1,581.2 $1,479.5 $1,474.9 $1,469.5 $1,301.6
-----------------------------------------------------------------
Net income (loss) $180.3  $(56.1) $122.1  $109.3  $(78.5)  $235.5
Effective income
   tax rate        38.4%  (72.4)%  39.4%   40.4%  (37.9)%  34.4%
-----------------------------------------------------------------
Net income (loss)
   applicable to
   common stock   $161.8  $(82.2)  $93.2   $78.4 $(115.3)  $210.2
Cash dividends
   declared on
   common stock   $ 49.1  $30.2   $105.9   $30.2  $  -     $140.0
Cash dividends
   paid on common
   stock          $ 60.5  $60.5    $60.5   $15.1  $  -     $137.0
-----------------------------------------------------------------
  Total
   assets*  $5,595.8 $5,445.1 $5,331.7 $5,271.8 $5,345.5 $4,083.5
-----------------------------------------------------------------
Capitalization
 Common stock
   equity   $1,466.0 $1,342.8 $1,454.0 $1,488.8 $1,414.9 $1,337.1
 Preferred
   stock       321.7    303.7    303.1    303.1    308.9    265.2
 Mandatorily
   redeemable
   preferred stock36.0    48.0   100.0   110.0   140.0     86.0
 Long-term debt* 1,946.1 1,926.3 2,017.4 2,153.1 2,198.9  1,621.0
-----------------------------------------------------------------
  Total
   capitalization*
           $3,769.8 $3,620.8 $3,874.5 $4,055.0 $4,062.7 $3,309.3
-----------------------------------------------------------------
Embedded cost
   of long-term
   debt         7.6%    7.5%    8.3%    8.7%    9.3%   10.1%
-----------------------------------------------------------------
Retained earnings
   (deficit)    $51.1  $(71.0)  $41.0   $75.8    $1.2  $350.6
-----------------------------------------------------------------
Capital
   expenditures  $193.7  $277.7  $244.4  $141.2  $130.6  $553.4
Cash flows
   from
   operations    $280.2  $396.6  $374.5  $313.1  $252.6  $235.5
AFUDC as a
   percent of
   earnings applicable
   to common stock  5.7%     N/A    5.6%    3.7%     N/A   56.6%
Ratio of earnings
   to fixed charges 2.73     .80    2.02    1.85     .70   3.15
=================================================================
* Restated for the effect of capitalized nuclear fuel lease.


illinois power company
selected statistics
------------------------------------------

                          1994   1993   1992   1991   1990   1984
-----------------------------------------------------------------
ELECTRIC SALES IN KWH (MILLIONS)

Residential   4,537   4,546  4,138   4,620    4,223    3,977
Commercial    3,517   3,246  3,055   3,111    2,981      2,698
Industrial   8,685    8,120  8,083  7,642    7,751      6,968
Other           536    337    466     699        987      1,822
-----------------------------------------------------------------
 Sales to
  ultimate
  consumers   17,275  16,249  15,742    16,072   15,942   15,465

Interchange    4,837   6,015  2,807    3,360    2,715        762
Wheeling         622     569     402       292       19        -
-----------------------------------------------------------------
 Total
  electric
  sales     22,734    22,833   18,951    19,724   18,676  16,227
-----------------------------------------------------------------

ELECTRIC REVENUES (MILLIONS)
Residential  $471    $463    $435     $447       $411       $279
Commercial    295      269      263      251     246        179
Industrial    378     360      381      355     373       277
Other          30      40       38       47      55         76
-----------------------------------------------------------------
 Revenues from
   ultimate
   consumers  1,174   1,132  1,117   1,100    1,085      811
Interchange     110     131    73       86      74         21
Wheeling          3       3      1       1        -         -
-----------------------------------------------------------------
 Total
  electric
  revenues    $1,287    $1,266   $1,191   $1,187    $1,159  $832
-----------------------------------------------------------------

GAS SALES IN THERMS (MILLIONS)
Residential     359      371      339      339     322        399
Commercial      144      148      138      133     134        183
Industrial       81       78      136       98      99        230
-----------------------------------------------------------------

 Sales to
   ultimate
   consumers    584      597      613      570     555        812

Transportation
   of customer-
   owned gas    262      229      204      253     269          -
-----------------------------------------------------------------
 Total gas
   sold and
   transported  846      826      817      823     824        812

Interdepart-
   mental sales   5        7       12        8      18          1
-----------------------------------------------------------------
 Total gas
   delivered    851      833      829      831     842        813
-----------------------------------------------------------------

GAS REVENUES (MILLIONS)
Residential   $192     $200      $181     $184    $180       $248
Commercial      66       68        61       61      62         99
Industrial      31       34        37       31      42        110
-----------------------------------------------------------------
 Revenues from
   ultimate
   consumers   289      302      279       276     284        457

Transportation
   of customer-
   owned gas     9        8        7         9      10          -
Miscellaneous    4        5        3         3      17         13
-----------------------------------------------------------------
 Total gas
   revenues   $302     $315     $289      $288    $311       $470
-----------------------------------------------------------------
System peak demand (native load) in kw (thousands)
             3,395   3,415     3,109     3,272   3,394      3,371

Firm peak demand (native load) in kw (thousands)
             3,232   3,254     2,925     3,108   3,180      3,217

Net generating capability in kw (thousands)
             4,121   4,045     4,052     3,909   3,891      3,774
-----------------------------------------------------------------
Electric customers (end of year)
          553,869  554,270  549,391  565,421  560,045    533,364
Gas customers (end of year)
          388,170  394,379  386,261  401,763  398,891    381,710
Employees (end of year)
            4,350    4,540    4,624    4,514    4,402      4,236
=================================================================