Form 10-K, Exhibit 13
period 1995-12-31
ILLINOIS POWER CO
filed 1996-03-29
CIK 49816

Measures of Our Success
Illinois Power 1995 Information Statement and 1995 Annual Report to
Stockholders

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

Illinois Power Company (IP) is a susbsidiary of Illinova Corporation (Illinova), a holding company. Illinova was officially formed on May 27, 1994, with the filing of documents with the Illinois Secretary of State. Illinova became the parent of IP through a merger pursuant to a share-for-share conversion common stock into Illinova common stock. Illinova Generating Company and Illinova Power Marketing, Inc. are wholly owned subsidiaries of Illinova. IP is the primary business and subsidiary of Illinova, and is engaged in the generation, transmission, distribution and sale of electric energy and the distribution, transportation and sale of natural gas in the State of Illinois.

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

Consolidated Results
of Operations

Overview

Net income (loss) applicable to common stock were $156 million for 1995, $162 million for 1994 and $(82) million for 1993. The 1995 results include $22.8 million net-tax for the enhanced retirement and severance program and $3.5 million for the carrying amount under consideration paid for preferred stock redeemed in December 1995. The 1995 earnings also reflect increased electric sales due to unseasonably warm summer weather, partially offset by increased operating and maintenance expenses due to the Clinton Power Station (Clinton) refueling and maintenance outage.
The 1994 results include $6.4 million for the carrying amount over consideration paid for preferred stock redeemed in December 1994.
The 1994 results also reflect an increase in gas rates as a result of IP's
1994 gas rate order, increased electric sales, lower operating and maintenance expenses due to ongoing cost management efforts, no Clinton refueling and maintenance outage and lower financing costs. In 1993, earnings were $118 million, excluding the September write-off disallowed Clinton post-construction\ costs of $200 million, net of income taxes. The 1993 earnings before the write-off reflect increased electric and gas sales due to closer-to-normal temperatures increased interchange sales, lower operating and maintenance expenses and lower interest expense as a result of refinancing efforts.

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


Operating Revenues
(Millions of dollars)

1995       $ 1,641.4
1994         1,589.5
1993         1,581.2
1992         1,479.5
1991         1,474.9


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

Equivalent Availability-Clinton and Fossil
                                    Clinton        Fossil
1995                                 76%            81%
1994                                 92%            78%
1993                                 62%            82%
1992                                 62%            82%
1991                                 76%            81%

Changes in factors affecting the cost of fuel for electric generation are below:

------------------------------------------------------
                           			1995   		1994    		1993
------------------------------------------------------
Increase in generation      		1.9%   		8.2%    		2.5%
Generation mix
	Coal and other	             	73%	     	67%     		72%
	Nuclear		                    27%     		33%     		28%
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

Fuel Cost per Million BTU
(Percent of generation)

                    Fuel Cost       Percent of Generation
Coal                $1.34                  70.8%
Nuclear               .81                  27.7%
Gas                  2.08                   1.1%
Oil                  4.44                    .1%
Tires                 .88                    .3%

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

Dividends

On December 13, 1995, IP increased the quarterly common stock dividend
12%, declaring the common stock dividend for the first quarter of 1996 payable February 1, 1996, to shareholders of record as of January 10, 1996. On October 12, 1994, IP increased the quarterly common stock dividend 25%, declaring the common stock dividend for the first quarter of 1995.

Capital Resources and Requirements

IP needs cash for operating expenses, interest and dividend payments, debt and certain IP preferred stock retirements, and construction programs. To meet these needs, IP has used internally generated funds and external financings including the issuance of IP preferred stock, debt and revolving lines of credit. The timing and amount of external financings depend primarily on economic and financial market conditions, cash needs and capitalization ratio objectives. To a significant degree, the availability and cost of external financing depend upon the financial health of the company seeking those funds.

Cash flows from operations during 1995 provided sufficient working capital to meet ongoing operating requirements, to service existing common and IP preferred stock dividends and debt requirements, and to meet all of IP's construction requirements. Additionally, IP expects future cash flows will enable it to meet future operating requirements and continue to service its existing debt, preferred and common stock dividends, sinking fund requirements and all of IP's anticipated construction requirements. The current ratings of securities by two principal securities rating agencies are as follows:

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
=========================================================

These ratings are an indication of IP's financial position and may affect the cost of securities, as well as the willingness of investors to invest in these securities. Under current market conditions, these ratings are unlikely to impair IP's ability to issue, or significantly increase the cost of issuing additional securities through external financing. IP has adequate short-term and intermediate-term bank borrowing capacity.

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

In 1995, IP repurchased 2,696,086 shares of its common stock from Illinova. Under Illinois law, such shares may be held as treasury stock and treated as authorized but unissued, or may be canceled by resolution of the Board of Directors. IP holds the common stock as treasury stock and deducts it from common equity at the cost of the shares.

In February 1995, IP redeemed $12 million of 8.00% mandatorily redeemable serial preferred stock. In May 1995, IP redeemed the remaining $24 million of 8.00% mandatorily redeemable serial preferred stock. In March 1995, IP redeemed $.2 million of 7.56% serial preferred stock and $3 million of 8.24% serial preferred stock. In December 1995, IP redeemed $34.7 million of 8.00% serial preferred stock, $33.6 million of 7.65% serial preferred stock, and $27 million of 8.24% of serial preferred stock.

In February 1994, IP redeemed $12 million of 8.00% mandatorily redeemable serial preferred stock and issued $35.6 million of capital First Mortgage Bonds, 5.7% Series due 2024 (Pollution Control Series K). In May 1994, IP retired $35.6 million of First Mortgage Bonds, 11 5/8% Series due 2014 (Pollution Control Series D) with the proceeds of the debt issuance. In August 1994, IP retired $100 million of 8 1/2% debt securities.

Illinois Power Financing I (IPFI), is a statutory business trust in which IP serves as sponsor. IPFI issued $100 million of trust originated preferred securities (TOPrS) at 8% (4.8% after-tax rate) in January 1996. The TOPrS were issued by IPFI, which invested the proceeds in an equivalent amount of IP subordinated debentures due in 2045. The proceeds were used by IP to repay short-term indebtedness on varying dates on or before March 1, 1996. IP incurred the indebtedness in December 1995, to redeem $95.3 million (principal value) of higher-cost outstanding preferred stock. The carrying amount under consideration paid for redeemed preferred stock amounted to $3.5 million which was recorded in equity and included in Net income applicable to common stock. See "Note 9-Preferred Stock" of the "Notes to Consolidated Financial Statements" for additional information.

Illinois Power Capital, L.P., (IP Capital), is a limited partnership in which IP serves as a general partner. IP Capital issued $97 million of tax-advantaged monthly income preferred securities (MIPS) at 9.45% (5.67% after-tax rate) in October 1994. The proceeds were loaned to IP and were used to redeem $97 million (principal value) of higher-cost outstanding preferred stock of IP. The carrying amount over consideration paid for redeemed preferred stock amounted to $6.4 million which was recorded in equity and included in Net income applicable to common stock. See "Note 9-Preferred Stock" of the "Notes to Consolidated Financial
Statements" for additional information.

In December 1994, IP issued $84.1 million of First Mortgage Bonds, 7.4% Series due 2024 (Pollution Control Series L). In March 1995, the proceeds of the debt issuance were used to retire $84.1 million of First Mortgage Bonds, 10 3/4% Series due 2015 (Pollution Control Series E). In August 1995, IP purchased $5 million of 8.75% First Mortgage Bonds on the open market.
See "Note 8--Long-Term Debt" of the "Notes to Consolidated
Financial Statements" for additional information.

For the years 1995, 1994 and 1993, changes in long-term debt and preferred stock outstanding, including normal maturities and elective redemptions, were as follows:

(Millions of dollars)		         1995		     1994  		   1993
Bonds       	                 $ 	(5) 	  $ 	(10)  	   $ 	35
Other long-term debt   		         -  		   (100)   	      -
Preferred stock           		   (135)		       6  		    (51)
	Total decrease            	$ 	(140)  	$ 	(104)  	  $	(16)

The amounts shown in the preceding table for debt retirements do not include all mortgage sinking fund requirements. IP has generally met these requirements by pledging property additions as permitted under IP's 1943 Mortgage and Deed of Trust. For additional information, see "Note 8--Long-Term Debt" and "Note 9-- Preferred Stock" of the "Notes to Consolidated Financial Statements." See "Note 3--Commitments and Contingencies" of the "Notes to Consolidated Financial Statements" for information related to coal and gas purchases, nuclear fuel commitments and emission allowance purchases.

In 1992, IP executed a new general obligation mortgage (New Mortgage) to replace, over time, IP's 1943 Mortgage and Deed of Trust (First Mortgage). Both mortgages are secured by liens on substantially all of IP's properties.
A corresponding issue of First Mortgage bonds, under the First Mortgage, secures bonds issued under the New Mortgage. At December 31, 1995, based on the most restrictive earnings test contained in the First Mortgage, IP could issue approximately $1.2 billion of additional First Mortgage bonds for other than refunding purposes. The amount of available unsecured borrowing capacity totaled $144 million at December 31, 1995. Also at December 31, 1995, the unused portion of IP total bank lines of credit was $354 million.
As of December 31, 1995, IP had $120 million of unissued debt securities and $56.5 million of unissued preferred stock authorized by the Securities and Exchange Commission in September 1993 and August 1993, respectively.

Capital expenditures for the years 1993 through 1995 were approximately $680.7 million, including $22.5 million of AFUDC. IP estimates that $1.18 billion will be required for construction and capital expenditures during the 1996-2000 period as follows:

Five-Year Period
--------------------------------------------------------------------
(Millions of dollars)			                      	1996	      1996-2000
--------------------------------------------------------------------
Construction requirements
	Electric generating facilities           			$ 	45 	        $ 	236
	Electric transmission and
	  distribution facilities   		               		68           		249
	General plant      				                        24            		86
	Gas facilities      		                       		28           		110
____________________________________________________________________
	   Total construction requirements         			165           		681
Nuclear fuel       	                         			25           		135
Debt retirements      	                      			62           		362
----------------------------------------------------------------------
	   Total                                			 $	252        	$	1,178
======================================================================

See "Note 3--Commitments and Contingencies" of the "Notes to Consolidated Financial Statements" for additional information. Internal cash generation will meet substantially all construction and capital requirements.

Environmental Matters

See "Note 3--Commitments and Contingencies" of the "Notes to Consolidated Financial Statements" for a discussion of the Clean Air Act and manufactured-gas plant sites.

Tax Matters

See "Note 6--Income Taxes" of the "Notes to Consolidated Financial Statements" for a discussion of effective tax rates and other tax issues.

Accounting Matters

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" (FAS 121), effective for fiscal years beginning after December 15, 1995. FAS 121 requires that an entity review long-lived assets for impairment when events indicate that the carrying amount of an asset may not be recoverable. For regulated enterprises, FAS 121 amends FASB Statement No. 71, "Accounting for the Effects of Certain Types of Regulation" (FAS71), requiring that an impairment be recognized for regulatory assets no longer meeting the criteria of paragraph 9 of FAS 71. This standard is not currently expected to materially impact the consolidated financial position or results of operations of IP.

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), effective for fiscal years beginning after December 15, 1995. FAS 123 establishes a fair-value based method of accounting for employee stock-based compensation plans and encourages companies to adopt that method. However, it also allows companies to continue to apply the intrinsic value-based method currently prescribed under APB Opinion No. 25 and related pronouncements, provided certain fair-value pro forma disclosures are made. IP is continuing to evaluate its alternatives under this standard.

The FASB continues to review the accounting for liabilities related to closure and removal of long-lived assets, including decommissioning. See "Note 3--Commitments and Contingencies" of the "Notes to Consolidated Financial Statements" for a discussion of decommissioning.

responsibility for information

The consolidated financial statements and all information in this annual report are the responsibility of management. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis and include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the consolidated financial statements. In the opinion of management, the consolidated financial statements fairly reflect Illinois Power's financial position, results of operations and cash flows.

Illinois Power believes that its accounting and internal accounting control systems are maintained so that these systems provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing the consolidated financial statements.

The consolidated financial statements have been audited by Illinois Power's independent accountants, Price Waterhouse LLP, in accordance with generally accepted auditing standards. Such standards include the evaluation of internal accounting controls to establish a basis for developing the scope of the examination of the consolidated financial statements. In addition to the use of independent accountants, Illinois Power maintains a professional staff of internal auditors who conduct financial, procedural and special audits.
To assure their independence, both Price Waterhouse LLP and the internal auditors have direct access to the Audit Committee of the Board of Directors.

The Audit Committee is composed of members of the Board of Directors who are not active or retired employees of Illinois Power. The Audit Committee meets with
Price Waterhouse LLP and the internal auditors and makes recommendations to the Board of Directors concerning the appointment of the independent accountants and services to be performed. Additionally, the Audit Committee meets with Price Waterhouse LLP to discuss the results of their annual audit, Illinois Power's internal accounting controls and financial reporting matters. The Audit Committee meets with the internal auditors to assess the internal audit work performed, including tests of internal accounting controls.




Larry D. Haab  	Larry F. Altenbaumer
Chairman, President 	Chief Financial Officer,
and Chief Executive Officer	Treasurer and Controller

report of independent accountants
Price Waterhouse LLP
To the Board of Directors
of Illinois Power Company

In our opinion, the consolidated financial statements of Illinois Power Company and its subsidiaries appearing on pages A-11 through A-31 of this report present fairly, in all material respects, the financial position of Illinois Power Company and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Illinois Power's management; our responsibility is is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Price Waterhouse LLP
St. Louis, Missouri
February 2, 1996

Illinois Power Company


consolidated statements of income

                                (Millions of dollars except per share amounts)
------------------------------------------------------------------------------
For the Years Ended December 31,             	1995         	1994         	1993

Operating Revenues

Electric        	                          $ 1,252.6	    $ 1,177.5	   $ 1,135.6
Electric interchange	                          116.3	        110.0	       130.8
Gas	                                           272.5	        302.0	       314.8
-------------------------------------------------------------------------------
	Total	                                      1,641.4	      1,589.5	     1,581.2
-------------------------------------------------------------------------------
Operating Expenses and Taxes

Fuel for electric plants	                      273.9	        266.6	       235.1
Power purchased	                                59.5	         52.6	        78.5
Gas purchased for resale	                      138.8	        172.4	       187.3
Other operating expenses	                      259.7	        260.0	       269.2
Maintenance	                                   100.0	         89.6	       100.8
Enhanced retirement and severance	              37.8          --            --
Depreciation and amortization	                 186.5	        179.3	       172.9
General taxes	                                 135.0	        130.3	       125.6
Income taxes	                                  125.8	        118.3	       106.5
-------------------------------------------------------------------------------
	Total	                                      1,317.0	      1,269.1	     1,275.9
-------------------------------------------------------------------------------
Operating income	                              324.4	        320.4	       305.3
-------------------------------------------------------------------------------
Other Income and Deductions

Allowance for equity funds used
   during construction	                          ---           3.8          2.7
Disallowed Clinton costs	                        ---          ---        (271.0)
Income tax effects of disallowed costs	          ---          ---         	70.6
Miscellaneous-net	                             (0.3)         	(5.5)	       (3.3)
--------------------------------------------------------------------------------
	Total	                                        (0.3)         	(1.7)     	(201.0)
--------------------------------------------------------------------------------
Income before interest charges	               324.7	         318.7	       104.3
--------------------------------------------------------------------------------
Interest Charges

Interest expense	                             148.0	         143.9	       164.9
Allowance for borrowed funds used during
   construction	                               (6.0)         	(5.5)       	(4.5)
--------------------------------------------------------------------------------
	Total	                                       142.0         138.4         160.4
--------------------------------------------------------------------------------
Net income (loss)	                            182.7         180.3        (56.1)

Less--Preferred dividend requirements          23.7          24.9         26.1
Plus--Carrying amount over (under)
      consideration paid for redeemed
      preferred stock                         (3.5)           6.4            -
--------------------------------------------------------------------------------
Net income (loss) applicable to
   common stock                              $155.5         $161.8       $(82.2)
================================================================================

See notes to consolidated financial statements which are an integral part of these statements.

Illinois Power Company

consolidated balance sheets
                                                          (Millions of dollars)
--------------------------------------------------------------------------------
December 31,		                                              1995         	1994
Assets
Utility Plant, At Original Cost

Electric (includes construction work in
   progress of $199.8 million and $202.8 million,
   respectively)	                                         $6,189.0	   $6,023.1
Gas (includes construction work in progress of
   $10.2 million and $16.8 million, respectively)	           625.9	      606.1
-------------------------------------------------------------------------------
                                                         		6,814.9    	6,629.2
Less -- accumulated depreciation	                          2,251.7	    2,102.7
-------------------------------------------------------------------------------
                                                         		4,563.2	    4,526.5
Nuclear fuel in process	                                       5.7	        6.2
Nuclear fuel under capital lease	                             95.2	      111.5
-------------------------------------------------------------------------------
                                                         		4,664.1	    4,644.2
________________________________________________________________________________
Investments and Other Assets	                                 16.4       15.4
Current Assets
Cash and cash equivalents	                                    4.3        47.9
Accounts receivable (less allowance for doubtful accounts of $3 million)
	Service	                                                    129.4	      110.4
	Other	                                                       18.2	       52.6
Accrued unbilled revenue   	                                  89.1	       78.9
Materials and supplies, at average cost
	Fossil fuel	                                                  9.9	       18.7
	Gas in underground storage	                                  18.5	       23.1
	Operating materials                                         	82.7	       92.1
Prepaid and refundable income taxes	                          19.6	       11.5
Prepayments and other	                                        20.8	       23.4
		                                                           392.5	      458.6
Deferred Charges
Deferred Clinton costs	                                      107.3	      110.8
Recoverable income taxes	                                    128.7	      147.3
Other	                                                       258.2	      219.5
		                                                           494.2       477.6
	                                                   	     $5,567.2    $5,595.8
Capital and Liabilities
Capitalization
Common stock -- No par value, 200,000,000 shares
authorized; 75,643,937 shares outstanding, stated at	     $1,424.6    $1,424.6
Retained earnings	                                           129.6	       51.1
Less -- Capital stock expense	                                 8.8	        9.7
Less -- 2,696,086 shares of common stock in treasury,
  at cost                                                     67.3           -
	Total common stock equity	                                1,478.1	    1,466.0
Preferred stock                                              125.6	      224.7
Mandatorily redeemable preferred stock of subsidiary	         97.0	      133.0
Long-term debt of subsidiary	                              1,739.3	    1,946.1
	Total capitalization	                                     3,440.0	    3,769.8
Current Liabilities
Accounts payable	                                            119.9	      108.7
Notes payable	                                               359.6	      238.8
Long-term debt and lease obligations
  maturing within one year	                                   95.0	       33.5
Dividends declared	                                           23.0	       23.4
Taxes accrued	                                                44.8	       32.3
Interest accrued	                                             39.0	       38.4
Other	                                                        66.2	       55.8
		                                                           747.5	      530.9
Deferred Credits
Accumulated deferred income taxes	                         1,019.1	      981.4
Accumulated deferred investment tax credits	                 222.8	      230.9
Other	                                                       137.8	       82.8
(Commitments and Contingencies Note 4)	                    1,379.7     1,295.1
		                                                        $5,567.2    $5,595.8
See notes to consolidated financial statements which are an integral part of these statements.

Illinois Power Company
consolidated statements of cash flows
(Millions of dollars)
For the Years Ended December 31,      	       1995 	          1994 	     1993
Cash Flows From Operating Activities
Net income (loss)      	                   $     182.7	$     180.3	$    (56.1)
Items not requiring (providing) cash--
	Disallowed Clinton costs,
 net of income taxes	                              -           -        200.4
	Depreciation and amortization   	               190.0	      182.3	     176.6
	Allowance for funds used during construction	    (6.0)	      (9.3)	     (7.2)
	Deferred income taxes   	                        42.0	       38.9	      67.9
	Enhanced retirement and severance   	            37.8	         -         -
Changes in assets and liabilities --
	Accounts and notes receivable 	                  38.7       (40.2)	    (21.3)
	Accrued unbilled revenue 	                      (10.2)	     (29.9)	     42.9
	Materials and supplies   	                       22.8	       (2.3)	      6.2
	Accounts payable    	                           (14.0)	     (19.7)	     13.8
	Interest accrued and other, net	                (10.1)	     (19.9)	    (26.6)
Net cash provided by operating activities      	 473.7	      280.2     	396.6
Cash Flows From Investing Activities
Construction expenditures                      	(209.3)	    (193.7)	   (277.7)
Allowance for funds used during construction     	 6.0	        9.3	       7.2
Other investing activities      	                 (7.5)	      (2.4)	     (2.1)
Net cash used in investing activities          	(210.8)	    (186.8)	   (272.6)
Cash Flows From Financing Activities
Dividends on common stock      	                 (100.5)	     (86.6)	    (88.0)
	Redemptions --
	   Short-term debt 	                           (213.6)	    (258.2)    (254.5)
	   Long-term debt                               	(5.2)	    (230.0)	   (832.0)
	   Preferred stock               	             (134.5)	     (91.0)	    (94.4)
    Common Stock	                                (67.3)          -          -
Issuances --
	   Short-term debt 	                            209.5	      404.7	     279.7
	   Long-term debt                 	               -	        119.8	     866.8
	   Preferred stock                 	              -	         97.0	      43.5
	Premium paid on redemption of
    long-term debt                                 -          (2.8)	    (25.8)
	Other financing activities    	                   5.1	       (7.7)	    (18.7)
Net cash used in financing activities     	     (306.5)	     (54.8)	   (123.4)
Net change in cash and cash equivalents     	    (43.6)	      38.6	       0.6
Cash and cash equivalents at beginning of year    47.9         9.3	       8.7
Cash and cash equivalents at end of year $         4.3  $     47.9 $      9.3

Illinois Power Company
consolidated statements of retained earnings (deficit)
(Millions of dollars)
For the Years Ended December 31,      	         1995	        1994	      1993
Balance (deficit) at beginning of year	  $       51.1 $     (71.0)$      41.0
Net income (loss) before dividends	             182.7	      180.3	      (56.1)
		                                              233.8	      109.3	      (15.1)
Less --
	Dividends --
	   Preferred stock               	              23.6	       11.1	       20.1
	   Common stock 	                               77.1	       53.5	       35.8
Plus --
	Carrying amount over (under) consideration
	paid for redeemed preferred stock               (3.5)	       6.4	         -
		                                             (104.2)	     (58.2)	     (55.9)
Balance (deficit) at end of year	         $     129.6	$      51.1	$     (71.0)
See notes to consolidated financial statements which are an integral part of these statements.

notes to consolidated financial statements

Note 1--Summary of Significant Accounting Policies

Principles of Consolidation - Illinois Power Company (IP) is a subsidiary of Illinova Corporation (Illinova), a holidng company. Illinova was officially formed on May 27, 1994, with the filing of documents with the Illinois Secretary of State. Illinova became the parent of IP through a merger pursuant to a share-for-share conversion of IP common stock into Illinova common stock. On June 8, 1994, Illinova Generating
Company (formerly IP Group, Inc.), originally a subsidiary of IP, was transferred to Illinova, establishing Illinova Generating Company as a wholly owned subsidiary of Illinova. The transfer of Illinova
Generating Company and other equity to Illinova is reflected in the 1994 and 1993 Consolidated Statements of Retained Earnings (Deficit) as a component of common stock dividends. IP is the primary business and susidiary of Illinova, and is engaged in the generation, transmission, distribution and sale of electric energy and the distribution, transportation and sale of natural gas in the State of Illinois. The consolidated financial statements include the accounts of IP, a combination electric and gas utility, and Illinois Power Capital, L.P. See "Note 9-- Preferred Stock" of the "Notes to Consolidated Financial Statements" for additional information.

All siginificant intercompany balances and transactions have been eliminated from the consolidated financial statements. Prior year amounts have been restated on a basis consistent with the December 31, 1995 presentation.

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

Amortization of Nuclear Fuel IP leases nuclear fuel from Illinois Power Fuel Company (Fuel Company) under a capital lease. Amortization of nuclear fuel (including related financing costs) is determined on a unit of production basis. See "Note 3--Commitments and Contingencies" of the "Notes to Consolidated Financial Statements" for discussion of decommissioning and nuclear fuel disposal costs. A provision for spent fuel disposal costs is charged to fuel expense based on kilowatt-hours generated.

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

Revenue and Energy Cost - IP records revenue for services provided but not yet billed to more closely match revenues with expenses. Unbilled revenues represent the estimated amount customers will be billed for service delivered from the time meters were last read to the end of the accounting period. Operating revenues include related taxes that have been billed to customers in the years 1995, 1994 and 1993 in the amount of $66 million, $66 million and $65 million, respectively. The cost of fuel for the generation of electricity, purchased power and gas purchased for resale is recovered from customers pursuant to the electric fuel and gas adjustment clauses. Accordingly, allowable energy costs that are to be passed on to customers in a subsequent accounting period are deferred. The recovery of costs deferred under these clauses is subject to review and approval by the ICC.

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

Investment tax credits used to reduce federal income taxes have been deferred and are being amortized to income over the "service life" of the property that gave rise to the credits. Illinova and its subsidiaries file a consolidated federal income tax return. Income taxes are allocated to the individual companies based on their respective taxable income or loss. See "Note 6--Income Taxes" of the "Notes to Consolidated Financial Statements" for additional discussion.

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

Consolidated Statements of Cash Flows - Cash and cash equivalents include cash on hand and temporary investments purchased with an initial maturity of three months or less. Capital lease obligations not affecting cash flows increased by $19 million, $28 million and $27 million during 1995, 1994 and 1993, respectively. Income taxes and interest paid are as follows:

                                                     Years ended December 31,
(Millions of dollars)		          1995		            1994  		           1993
Income taxes	                  $	65.7	           $	72.1	            $	26.0
Interest	                     $	152.4	           $	165.9	           $	166.4

The increase in income taxes paid from 1993 to 1994 was due to an increase in taxable income and the settlement of an IRS audit. The results of the settlement did not have a material effect on IP's financial position or results of operations. See "Note 6--Income Taxes" of the "Notes to Consolidated Financial Statements" for additional information.

Interest Rate Cap - Premiums paid for the purchased interest rate cap agreements are being amortized to interest expense over the terms of the caps. Unamortized premiums are included in Current Assets, "Prepayments and Other," in the Consolidated Balance Sheets. Amounts to be received under the cap agreements are recognized as a reduction in interest expense.

Transaction with Illinova - In addition to transfers of capital reflected in the Consolidated Statements of Retained Earnings (Deficit), IP provided approximately $34 million and $20 million in funds to Illinova for operations and investments during 1995 and 1994, respectively. Illinova is paying
IP interest on these funds at a rate equal to that which Illinova would have paid had it used a currently outstanding line of credit. In addition, Illinova and IP have recorded an intercompany payable and receivable, respectively, for approximately $18.4 million and $23.5 in 1995 and 1994, respectively, in order to recognize the effect on the Employees' Stock Onwership Plan of the conversion of IP common stock to Illinova common stock concurrent with the formation of Illinova. This was a noncash transaction. See "Note 10 -- Common Stock and Retained Earnings" of the "Notes to Consolidated Financial Statements" for additional information.

Note 2--Clinton Power Station

IP and Soyland Power Cooperative, Inc. (Soyland) share ownership of Clinton, with IP owning 86.8% and Soyland owning 13.2%. IP's ownership percentage is reflected in Utility Plant, at Original Cost, and in accumulated depreciation in the Consolidated Balance Sheets. Clinton was placed in service in 1987 and represents approximately 18% of IP's installed generation capacity. The investment in Clinton and its related deferred costs represented approximately 51% of IP's total assets at December 31, 1995. IP's
86.8% share of Clinton-related costs represented 34% of its total 1995 other operating, maintenance and depreciation expenses. Clinton's equivalent availability was 76%, 92% and 73% for 1995, 1994 and 1993, respectively. Clinton's equivalent availability was higher in 1994 due to no refueling outage.

Ownership of an operating nuclear generating unit exposes IP to significant risks, including increased and changing regulatory, safety and environmental requirements and the uncertain future cost of closing and dismantling the unit. IP expects to be allowed to continue to operate Clinton; however, if any unforeseen or unexpected developments prevent IP from doing so, IP would be materially adversely affected. See "Note 3--Commitments and Contingencies" of the "Notes to Consolidated Financial Statements" for additional information.

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

Note 3--Commitments
and Contingencies

Commitments

Estimated construction requirements in 1996 are $190 million, which includes $113 million for electric facilities, $28 million for gas facilities, $25 million for nuclear fuel and $24 million for general plant. The estimated five-year construction program for 1996 through 2000 is $816 million. These expenditures do not include capital expenditures for full compliance with the Clean Air Act, as discussed below.

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

IP may be subject to other risks which may not be insurable, or the amount of insurance carried to offset the various risks may not be sufficient to meet potential liabilities and losses. There is also no assurance that IP will be able to maintain insurance coverages at their present levels. Under those circumstances, such losses or liabilities may have a substantial adverse effect on IP's financial position.

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

Other

Legal Proceedings - IP is involved in legal or administrative proceedings before various courts and agencies with respect to matters occurring in the ordinary course of business, some of which involve substantial amounts of money. Management believes that the final disposition of these proceedings will not have a material adverse effect on the consolidated financial position or the results of operations.

Accounts Receivable - IP sells electric energy and natural gas to residential, commercial and industrial customers throughout Illinois. At December 31, 1995, 67%, 17% and 16% of Accounts receivable--Service were from residential, commercial and industrial customers, respectively. IP maintains reserves for potential credit losses and such losses have been within management's expectations.

Note 4--Lines of Credit
and Short-Term Loans

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
------------------------------------------------------------------

IP has derivative financial instruments, but does not use them for trading purposes. They are used to manage well defined interest rate risks arising from core activities without the use of leverage.

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

Note 5--Facilities Agreements

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

Under the provisions of a Power Coordination Agreement (PCA) between Soyland and IP dated October 5, 1984, as amended, IP is required to provide Soyland with 12.0% (436 megawatts) of the electrical capacity from its fossil-fueled generating plants until the agreement expires or is terminated. This is in addition to the capacity Soyland receives as an owner of Clinton. IP is compensated with capacity charges and for energy costs and variable operating expenses. IP transmits energy for Soyland through IP's transmission and subtrasmission systems. Under provisions of the PCA, Soyland has the option of participating financial in major capital expenditures at the fossil-fueled plants, such as those needed for Phase II Clean Air Act compliance, to the extent of its capacity entitlement with each party bearing its own direct capital costs, or by having the costs treated as plant additions and billed to Soyland in accordance with other billing provisions of the PCA. See
"Note 3--Commitments and Contingencies" of the "Notes to Consolidated Financial Statements" for discussion of the Clean Air Act. At any time after December 31, 2004, either IP or Soyland may terminate the PCA by giving not less than seven years' prior written notice to the other party. The party to whom termination notice has been given may designate an earlier effective date of termination which shall be not less than 12 months after receiving notice.

Note 6--income taxes

Deferred tax assets and liabilities were comprised of the following:

                                                 Balances as of December 31,
----------------------------------------------------------------------------
(Millions of dollars)    			                            	1995         		1994
----------------------------------------------------------------------------
 Deferred Tax Assets:
----------------------------------------------------------------------------
Current:
	Misc. book/tax recognition differences               	$	26.1        	$	19.7
----------------------------------------------------------------------------
Noncurrent:
	Depreciation and other property related		               45.5        		52.6
	Alternative minimum tax     				                       184.1       		187.0
	Tax credit and net operating loss
	   carryforward                                     				32.4        		27.6
	Unamortized investment tax credit   	                		126.1       		122.0
	Misc. book/tax recognition differences   	             	59.4        		53.2
----------------------------------------------------------------------------
				                                                    447.5         442.4
----------------------------------------------------------------------------
	   Total deferred tax assets     	              		$   	473.6        $	462.1
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
============================================================================

Income taxes included in the Consolidated Statements of Income consist of the following components:

                                                Years Ended December 31,
----------------------------------------------------------------------------
(Millions of dollars)                         		1995  	   	1994     		1993
----------------------------------------------------------------------------
Current taxes--
	Included in operating
	   expenses and taxes                       	$ 	98.6  	 $ 	58.3   	$ 	25.3
	Included in other income
	   and deductions	 	                           (20.3)       --        --
----------------------------------------------------------------------------
	   Total current taxes    	                    	78.3    	 	58.3     		25.3
----------------------------------------------------------------------------
Deferred taxes--
	Included in operating
	expenses and taxes
	   Property-related differences               	62.2		      60.0    		72.3
	   Alternative minimum tax                     	2.9     		(50.4)  		(31.8)
	   Gain/loss on reacquired debt               	(1.9)		     --      		16.5
	   Net operating loss
	       carryforward                           		(.2)      		62.0   		22.8
	    Enhanced retirement
	      and severance		                         (15.0)	       --        --
	   Misc. book/tax recognition
	      differences	                           	(13.9)      		(7.8)   		4.1
	   Internal Revenue Service
	      interest on tax issues		                 --           	7.5   		(1.9)
	Included in other income
	and deductions
	   Property-related differences                	9.7       		10.0    		6.0
	   Net operating loss
	      carryforward   	                         --        		(17.4) 		(15.4)
	   Misc. book/tax recognition
	      differences                            		 2.2        		1.9   		(2.3)
	Disallowed Clinton costs     	                --            --     	(62.2)
-----------------------------------------------------------------------------
	   Total deferred taxes                      		46.0        	65.8    		8.1
-----------------------------------------------------------------------------
Deferred investment
tax credit--net
	Included in operating
	   expense and taxes	                        	(6.9)      		(11.3)   		(.8)
	Included in other income
	   and deductions		                            --          		(.3)   		(.7)
	Disallowed investment
	   tax credit		                                ---           --     	(8.4)
----------------------------------------------------------------------------
	Total investment tax credit                  	(6.9)	      	(11.6)	 	 (9.9)
----------------------------------------------------------------------------
Total income taxes                        	$ 	117.4    	$ 	112.5     $ 	23.5
=============================================================================

The reconciliations of income tax expense to amounts computed by applying the statutory tax rate to reported pretax results for the period are set below:

                                                 Years Ended December 31,
----------------------------------------------------------------------------
(Millions of dollars)                          		1995     		1994   		  1993
----------------------------------------------------------------------------
Income tax expense at the
	federal statutory tax rate   	              $   105.0    $ 102.5    $(11.4)
Increases/(decreases) in taxes
resulting from--
	State taxes,
	   net of federal effect                      		14.0    	   13.8      		5.8
	Investment tax credit
	   amortization      	                         	(6.9)    		(7.8)    		(8.8)
Depreciation not normalized                     		7.4      		4.3      		7.1
Disallowed Clinton costs
	(including ITC)        		                        --         --      	 27.4
Other--net                                     		(2.1)     	 (.3)      		3.4
-----------------------------------------------------------------------------
Total income taxes                           	$	117.4    $112.5     $23.5
=============================================================================

Combined federal and state effective income tax rates were 39.1%, 38.4% and (72.4%) for the years 1995, 1994 and 1993, respectively. The negative effective tax rate for 1993 is a result of the loss recorded by IP due to the Rehearing Order which denied IP recovery of certain deferred Clinton costs. The 1993 effective tax rate excluding the effect of this loss is 39.5%.

IP is subject to the provisions of the Alternative Minimum Tax System
(AMT). As a result, IP has an AMT credit carryforward at December 31, 1995, of approximately $184.1 million. This credit can be carried forward indefinitely to offset future regular income tax liabilities in excess of the tentative minimum tax.

In 1994, the Internal Revenue Service (IRS) completed its audit of IP's federal income tax returns for the years 1989 through 1990. IP and the IRS reached an agreement on all audit issues. The results of the agreement did not have a material effect on Illinova's or IP's consolidated financial positions or results of operations.

Note 7--Capital Leases

Illinois Power Fuel Company (Fuel Company), which is 50% owned by IP, was formed in 1981 for the purpose of leasing nuclear fuel to IP for Clinton. Lease payments are equal to the Fuel Company's cost of fuel as consumed (including related financing and administrative costs). Billings under the lease agreement during 1995, 1994 and 1993 were $41 million, $52 million and $45 million, respectively, including financing costs of $7 million, $7 million and $6 million, respectively. IP is obligated to make subordinated loans to the Fuel Company at any time the obligations of the Fuel Company that are due and payable exceed the funds available to the Fuel Company. IP has an obligation for nuclear fuel disposal costs of leased nuclear fuel. See "Note 3--Commitments and Contingencies" of the "Notes to Consolidated Financial Statements" for discussion of decommissioning and nuclear fuel disposal costs. Nuclear fuel lease payments are included with Fuel for electric plants on IP's Consolidated Statements of Income.

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

Note 8--Long-Term Debt
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

For the years 1996, 1997, 1998, 1999 and 2000, IP has long-term debt maturities and cash sinking fund requirements in the aggregate of (in millions) $61.7, $10.8, $68.8, $72.8 and $150.8, respectively. These amounts exclude capital lease requirements. See "Note 7--Capital Leases" of the "Notes to Consolidated Financial Statements." Certain supplemental indentures to the First Mortgage require that IP make annual deposits, as a sinking and property fund, in amounts not to exceed $1.8 million in each of the years
1997 through 2000. These amounts are subject to reduction and historically have been met by pledging property additions, as permitted by the First Mortgage.

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

Note 9--Preferred Stock
                                                         (Millions of dollars)
December 31,					                                     1995	              1994
Serial Preferred Stock
   cumulative, $50 par value--
Authorized 5,000,000 shares; 1,356,800 and
   3,325,815 shares outstanding, respectively
		    series	   shares 	    redemption prices
		     4.08%	   300,000	      $     51.50		     $     15.0	         $     15.0
		     4.26%	   150,000	            51.50		            7.5	                7.5
		     4.70%	   200,000	            51.50		           10.0	               10.0
		     4.42% 	  150,000	            51.50		            7.5	                7.5
	     	4.20%	   180,000	            52.00		            9.0	                9.0
		     8.24%	      -	                 -		              -	                 30.0
		     7.56%	      -	                 -              		-	                 33.8
	     	8.00%	      -	                 -		              -	                 34.7
		     7.75%	   376,800            	50.00
                             after July 1, 2003		     18.8	               18.8
	      Net premium on preferred stock                   .2                 	.8
______________________________________________________________________________
	Total Preferred Stock
       $50 par value	                           $     68.0	          $   167.1
______________________________________________________________________________
Serial Preferred Stock,
       cumulative, without par value--
Authorized 5,000,000 shares; 1,152,550
       and 1,512,550 shares outstanding,
       respectively (including 0 and 360,000
       shares, respectively, of redeemable
       preferred stock)
		    series	   shares 	  redemption prices
		      A	      742,300	       $50.00		        $     37.1	          $     37.1
		      B	      410,250	        50.00		              20.5	                20.5
______________________________________________________________________________
Total Preferred Stock
      without par value			                     $     57.6	          $     57.6
______________________________________________________________________________
Preference Stock, cumulative,
      without par value--
Authorized 5,000,000 shares; none outstanding			      -                    -
______________________________________________________________________________
	Total Serial Preferred Stock, Preference
 Stock and Preferred Securities               	 $   125.6	           $   224.7
______________________________________________________________________________
Company Obligated Mandatorily Redeemable
preferred Securities of
Illinois Power Capital, L.P.
Monthly Income Preferred Securities,
cumulative, $25 liquidation preference--
3,880,000 shares authorized and outstanding			  $     97.0	         $     97.0

Mandatorily Redeemable Serial
Preferred Stock, cumulative --
		   series	     shares 	       par value
		   8.00%        -                -                  -                   36.0
______________________________________________________________________________
	Total Mandatorily Redeemable
 Preferred Stock                                $    97.0	           $   133.0
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

Note 10--Common Stock
and Retained Earnings

On May 31, 1994, common shares of IP began trading as common shares of Illinova. Illinova is the sole shareholder of IP common stock.

In 1995, IP repurchased 2,696,086 shares of its common stock from Illinova. Under Illinois law, such shares may be held as treasury stock and treated as authorized but unissued, or may be canceled by resolution of the Board of Directors. IP holds the common stock as treasury stock and deducts it from common equity at the cost of the shares.

IP has an Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement. IP's matching contribution is used to purchase Illinova common stock. Under this plan, 69,167 shares of stock were designated for issuance at December 31, 1995.

IP employees participate in an Employees' Stock Ownership Plan (ESOP) that includes an incentive compensation feature which is tied to achievement of specified corporate performance goals. This arrangement began in 1991 when IP loaned $35 million to the Trustee of the Plans, which used the loan proceeds to purchase 2,031,445 shares of IP's common stock on the open market. The loan and common shares were converted to Illinova instruments with the formation of Illinova in May 1994. These shares are held in a suspense account under the Plans and are being distributed to the accounts of participating employees as the loan is repaid by the Trustee with funds contributed by IP, together with dividends on the shares acquired with the loan proceeds. IP financed the loan with funds borrowed under its bank credit agreements.

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

Note 11--Pension and
Other Benefit Costs

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

Note 12--Segments of Business

                                                                    								 (Millions of dollars)
----------------------------------------------------------------------------------------------------------------------
                                                  			1995	                    		1994			                  1993
                                                        				Total			                   Total			                 Total
                                         		Electric	 Gas	 Corporation	Electric	Gas	 Corporation	Electric 	Gas	Corporation
----------------------------------------------------------------------------------------------------------------------
Operation information --
	Operating revenues	                       $1,368.9	$272.5	 $1,641.4	$1,287.5	$302.0	$1,589.5	$1,266.4	$314.8 $1,581.2
	Operating expenses, excluding
		provision for income taxes
		and deferred Clinton costs 	                942.7	 245.0	  1,187.7	   872.6	 274.7	 1,147.3	   873.9	 286.2	 1,160.1
	Deferred Clinton costs	                        3.5	   -        	3.5	     3.5	  -    	    3.5 	    9.3	   -  	     9.3
-----------------------------------------------------------------------------------------------------------------------
	Pre-tax operating income	                    422.7	  27.5	    450.2	    411.4	 27.3	   438.7	    383.2	  28.6	  411.8
	Allowance for funds used
		during construction (AFUDC)	                  5.5	    .5	      6.0	      8.9	   .4	     9.3	    6.2	     1.0	     7.2
	Disallowed Clinton costs (net of taxes)	        -     	-        -          -	    -	      -	     	(200.4)	  -	   (200.4)
------------------------------------------------------------------------------------------------------------------------
	Pre-tax operating income, including
		AFUDC and disallowed
		Clinton costs	                             $428.2	  $28.0	   $456.2	  $420.3	 $27.7	   $448.0	  $189.0	  $29.6	 $218.6
--------------------------------------------------------------        -----------------         -----------------
	Other deductions, net	 		                                      8.1   	                     11.3			                 15.6
	Interest charges			                                            148.0		                   	143.9			                  164.9
	Provision for income taxes			                                  117.4               		    112.5			                  94.2
--------------------------------------------------------------------------------------------------------------------------
	Net income (loss)		                                           	182.7                     180.3                     (56.1)
	Carrying value over (under)
		consideration paid for redeemed
		preferred stock               	                              	(3.5)			                   6.4		                       -
--------------------------------------------------------------------------------------------------------------------------
Net income (loss) applicable
	to common stock			                                            $155.5                    $161.8                    $(82.2)
===========================================================================================================================
Other information --
	Depreciation	                                 $161.4	  $21.6	  $183.0	  $156.1	  $21.1	  $177.2	   $148.2	  $21.0	  $169.2
---------------------------------------------------------------------------------------------------------------------------
	Capital expenditures	                         $185.7	  $23.6	  $209.3	  $173.1	  $20.6	  $193.7	   $221.3	 $56.4	   $277.7
----------------------------------------------------------------------------------------------------------------------------
Investment information --
	Identifiable assets*	                       $4,580.4	 $446.3	 $5,026.7	 $4,589.0	$442.6	 $5,031.6	$4,526.8	$406.4	$4,933.2
---------------------------------------------------------------         ------------------         ----------------
	Nonutility plant and other investments			                       16.2                       15.2                      15.2
	Assets utilized for overall operations			                       524.3                      549.0                     496.7
-----------------------------------------------------------------------------------------------------------------------------
	Total assets   			                                             $5,567.2                   $5,595.8                 $5,445.1
==============================================================================================================================

*Utility plant, nuclear fuel, materials and supplies, deferred Clinton costs and prepaid and deferred energy costs.

Note 13--Fair Value of
Financial Instruments

                                           	     1995	         		1994
----------------------------------------------------------------------------
(Millions of dollars)                      	Carrying		Fair	Carrying		Fair
                                            		Value		Value	Value		Value
-----------------------------------------------------------------------------
Nuclear decommissioning
	trust funds	                                $	32.7  	$	32.7  	$	22.4 	$	22.4
Cash and cash equivalents                    		 4.3      4.3     47.9    47.9
Mandatorily redeemable
	preferred stock                              97.0  		108.2  		133.0  		133.0
Long-term debt 	                           	1,739.2 	1,855.8		1,868.1 		1,750.7
Notes payable		                               359.6  		359.6  		238.8 		238.8
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

Note 14--quarterly consolidated financial information and common stock data (unaudited)


                                  (Millions of dollars except per common share amounts)
---------------------------------------------------------------------------------------------------
                                     			First Quarter	Second Quarter	Third Quarter	 Fourth Quarter
                                          			1995	         1995	        1995	         1995
--------------------------------------------------------------------------------------------------
Operating revenues	                         $425.5	       $344.3	       $486.1	       $385.5
Operating income	                             78.3	         67.1	        137.2	         41.8
Net income	                                   41.7          34.5          98.2          8.3
Net income (loss) applicable to common stock  35.3          35.1          95.9        (10.8)

Cash dividends declared on common stock      18.9           18.9          18.9          21.2
Cash dividends on paid on common stock       18.9           18.6          18.9          18.9

                                    			First Quarter	  Second Quarter	Third Quarter	Fourth Quarter
			                                             1994	            1994	         1994	          1994
___________________________________________________________________________________________________
Operating revenues	                       $    442.9	      $    349.6	   $    428.9	    $    368.1
Operating income	                               71.3	            72.2	        112.2	          64.7
Net income	                                     34.4             36.5         78.4           31.0
Net income applicable to common stock 	         28.5             30.5         72.5           30.3

Cash dividends declared on common stock          --              15.1          15.1         18.9
Cash dividends paid on common stock             15.1             30.2           --           15.2


The 1995 fourth quarter earnings include $23 million, net of tax, for the enhanced retirement and severance program and $3.5 million, for the carrying amount under consideration paid for redeemed preferred stock.

The 1994 fourth quarter earnings include $6.4 million for the carrying amount over consideration paid for redeemed preferred stock.

On May 31, 1994, common shares of Illinois Power Company began trading as common shares of Illinova Corporation. Illinova is the sole shareholder of Illinois Power Company common stock.

Illinois Power Company
__________________________________________________________________________________________________________
selected consolidated financial data*
                                                        	(Millions of dollars)
			                              1995	        1994	       1993	        1992 	      1991 	         1985
__________________________________________________________________________________________________________
Operating revenues
	Electric	               $   1,252.6	  $   1,177.5	 $   1,135.6	 $   1,117.9	$   1,101.2	  $      766.5
	Electric interchange	         116.3	        110.0	       130.8	        73.0	       85.5	          36.0
	Gas	                          272.5	        302.0	       314.8	       288.6	      288.2	         400.9
___________________________________________________________________________________________________________
Total operating revenues	$  1,641.4	   $  1,589.5	  $   1,581.2	 $   1,479.5	$   1,474.9	  $    1,203.4
___________________________________________________________________________________________________________
Net income (loss)	       $    182.7         180.3          (56.1)       122.1     109.3          240.0
Effective income tax rate	     39.1%         38.4%         (72.4)%       39.4%       40.4%        26.2%
____________________________________________________________________________________________________________
Net income (loss) appli-
cable to common stock	   $    155.5         161.8          (82.2)        93.2      78.4         207.2
Cash dividends declared
on common stock        $       77.9          49.1           30.2        105.9       30.2       158.7
Cash dividends paid
on common stock                75.3          60.5           60.5         60.5        15.1       155.2
------------------------------------------------------------------------------------------------------------
	Total assets**	         $  5,567.2       5,595.8        5,445.1        5,331.7     5,271.8     4,894.6
______________________________________________________________________________________________________________
Capitalization
	Common stock equity	    $  1,478.1        1,466.0       1,342.8      1,454.0        1,488.8    1,539.3
	Preferred stock              125.6         224.7	         303.7       	303.1	       303.1	         315.2
	Mandatorily redeemable
preferred stock                97.0	        133.0	          48.0	       100.0	       110.0	          86.0
	Long-term debt*	           1,739.3	      1,946.1	       1,926.3	     2,017.4	     2,153.1	        1,997.5
___________________________________________________________________________________________________________
	Total capitalization*	 $   3,440.0   $  3,769.8  $    3,620.8  $    3,874.5   $    4,055.0    $ 3,938.0
___________________________________________________________________________________________________________
Embedded cost of
long-term debt	                7.9%	         7.6%	          7.5%	         8.3%	        8.7%	          10.0%
____________________________________________________________________________________________________________
Retained earnings
(deficit)	              $    129.6	    $    51.1   $     (71.0)  $       41.0	 $      75.8	 $        398.8
_____________________________________________________________________________________________________________
Capital expenditures	   $    209.3	    $   193.7	   $      277.7	$      244.4	 $     141.2	 $        870.7
Cash flows from
operations	             $    473.7         280.2          396.6          374.5        313.1          242.7
AFUDC as a percent of
earnings 	applicable
to common stock              3.9%           5.7%          N/A            5.6%          3.7%           78.2%
Ratio of earnings to
fixed charges	                2.77          2.73          .80            2.02          1.85          2.66
===========================================================================================================

*		Restated for the effect of capitalized nuclear fuel lease.

Illinois Power Company

selected illinois power company statistics
                              		    	          1995	       1994	     1993	    1992	     1991	       1985
------------------------------------------------------------------------------------------------------------
Electric Sales In KWH (millions)
Residential	                                  4,754	      4,537	    4,546	   4,138	    4,620	      3,927
Commercial                                   	3,804	      3,517	    3,246	   3,055	    3,111	      2,706
Industrial	                                   8,670	      8,685	    8,120	   8,083	    7,642	      6,933
Other	                                          367	        536	      337	     466	      699	        861
____________________________________________________________________________________________________________
	Sales to ultimate consumers	                17,595	      17,275	  16,249	  15,742	   16,072	     14,427
Interchange	                                  4,444	       4,837	   6,015	   2,807	    3,360	      1,692
Wheeling	                                       642	         622	     569	     402	      292	          -
____________________________________________________________________________________________________________
	Total electric sales	                       22,681	      22,734	  22,833	  18,951	   19,724	     16,119
____________________________________________________________________________________________________________

Electric Revenues (millions)
Residential	                            $      500   	$      471  $   463	 $   435	  $   447	  $     276
Commercial      	                              321	          295	     269	     263	      251	        179
Industrial     	                               392	          378	     360	     381	      355	        277
Other     	                                     37	           30	      40	      38	       47	         34
____________________________________________________________________________________________________________
	Revenues from ultimate consumers    	       1,250	        1,174	   1,132	   1,117	    1,100	        766
Interchange      	                             116	          110	     131	      73	       86	         36
Wheeling	                                        3	            3	       3	       1	        1	          -
_____________________________________________________________________________________________________________
	Total electric revenues	                $   1,369	    $   1,287	$   1,266	 $1,191	  $ 1,187	  $     802
_____________________________________________________________________________________________________________

Gas Sales In Therms (millions)

Residential	                                   356	         359	       371	    339	      339	        365
Commercial	                                    144	         144	       148	    138	      133	        166
Industrial	                                     88	          81	        78	    136	       98	        136
______________________________________________________________________________________________________________
	Sales to ultimate consumers	                  588	         584	       597	    613	      570	        667

Transportation of customer-owned gas	          273	         262	       229	    204	      253	          -
_______________________________________________________________________________________________________________
	Total gas sold and transported	               861	         846	       826	    817	      823	        667

Interdepartmental sales	                        21	           5	         7	     12	        8	          1
_______________________________________________________________________________________________________________
	Total gas delivered	                          882	         851	       833	    829	      831	        668
_______________________________________________________________________________________________________________

Gas Revenues (millions)
Residential	                            $      173	  $      192	$      200 $   181	    $ 84	     $   228
Commercial	                                     60	          66	        68	     61	      61	          89
Industrial	                                     24	          31	        34	     37	      31	          68
_______________________________________________________________________________________________________________
	Revenues from ultimate consumers	             257	         289	       302	    279	      276	        385

Transportation of customer-owned gas	            8	           9	         8	      7	        9	          -
Miscellaneous	                                   7	           4	         5	      3	        3	         16
________________________________________________________________________________________________________________
	Total gas revenues	                    $      272	  $      302	$      315	$   289	    $ 288	    $   401
________________________________________________________________________________________________________________
System peak demand (native load)
  in kw (thousands)	                         3,667	       3,395	     3,415	  3,109	     3,272	     2,929
Firm peak demand (native load)
  in kw (thousands)	                         3,576	       3,232	     3,254	  2,925	     3,108	     2,771
Net generating capability
  in kw (thousands)	                         3,862	       4,121	      4,045	 4,052	     3,909	     3,770
________________________________________________________________________________________________________________
Electric customers (end of year)	          529,966	     553,869	    554,270	 549,391	  565,421	  537,047
Gas customers (end of year)               	374,299	     388,170	    394,379	 386,261	  401,763	  382,442
Employees (end of year)	                     3,559	       4,350	      4,540	   4,624	    4,514	    4,550
_________________________________________________________________________________________________________________