Form 10-K, Exhibit 13
period 1996-12-31
ILLINOIS POWER CO
filed 1997-03-25
CIK 49816

1996 Information Statement and Annual Report to Shareholders
First

Notice of Annual Meeting of Shareholders
Information Statement
Table of Contents

Notice of Annual Meeting . . . . . . . . . . . . . . . . . . . . . . . . 	 2
Information Statement  . . . . . . . . . . . . . . . . . . . . . . . . .   3
Appendix: 1996 Annual Report to Shareholders . . . . . . . . . . . . . .	 A-1

    -----------------------------------
   /                                  /
   /                                  /
   /                                  /
   /                                  /
   /  Map to Location of Annual       /
   /  Shareholders Meeting            /
   /                                  /
   /                                  /
   /                                  /
   ------------------------------------

To the Shareholders
of Illinois Power:

Notice is Hereby Given that the Annual Meeting of Shareholders of Illinois Power Company ("Illinois Power") will be held at 10 a.m. Wednesday, April 9, 1997, at Shilling Community Education Center, Richland Community College, One College Park, Decatur, Illinois 62521, for the following purposes:

(1) To elect the Board of Directors for the ensuing year.

(2) To transact any other business which may properly come before the meeting or any adjournment.

Shareholders of record at the close of business on February 10, 1997, will be entitled to notice of and to vote at the Annual Meeting.

By Order of the Board of Directors,


Leah Manning Stetzner,
Vice Presiden, General Counsel and Corporate Secretary
Decatur, Illinois
March 3, 1997


IMPORTANT
Only shareholders of Illinois Power are entitled to attend the Annual Meeting. Shareholders will be admitted on verification of record share ownership at the admission desk. Shareholders who own shares through banks, brokerage firms, nominees or other account custodians must present proof of beneficial share ownership (such as a brokerage account statement) at the admission desk.

Information Statement (pursuanat to Section 14(C) of the Securities Exchange Act of 1934)

March 3, 1997
(Date first sent or given to security holders)

We are not asking you for a proxy and you are requested not to send us a proxy.

This Information Statement is furnished in connection with the Annual Meeting of Shareholders of Illinois Power. Annual Meeting will be held at 10:00 a.m. Wednesday, April 9, 1997, at Shilling Community Education Center, Richland Community College, One College Park, Decatur, Illinois 62521, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders.

On February 10, 1997 ("Record Date"). Illinova Corporation ("Illinova") beneficially owned all of the 72,233,040 shares of Illinois Power Common Stock then outstanding and there were 1,919,900 shares of Illinois Power Preferred Stock then outstanding, none of which was held by Illinova.

Voting Rights

Shareholders of record at the close of business on the Record Date will be entitled to receive notice of and to vote at the Annual Meeting. Shareholders who are present at the Annual Meeting will be entitled to one vote for each share of Illinois Power Stock which they held of record at the close of business on the Record Date.

When voting for candidates nominated to serve as directors, all shareholders will be entitled to 10 votes (the number of directors to be elected) for each of their shares and may cast all of their votes for any one candidate whose name has been placed in nomination prior to the voting or distribute their votes among two or more such candidates in such proportions as they may determine. In voting on other matters presented for consideration at the Annual Meeting, each shareholder will be entitled to one vote for each share of Stock held of record at the close of business on the Record Date.

Annual Report
and Information Statement

Accompanying this Information Statement, which includes Consolidated Financial Statements, is a Notice of Annual Meeting of Shareholders and the Summary Annual Report to Shareholders covering operations of Illinova for the year 1996. This Information Statement and accompanying documents are first being mailed to shareholders on or about March 3, 1997.


Board of Directors

Information Regarding
the Board of Directors

The Board of Directors held six Board meetings in 1996. All directors attended at least 75 percent of the aggregate meetings of the Board and Committees of which they were members during 1996. The Board has four standing committees: the Audit Committee, the Finance Committee, the Compensation and Nominating Committee and the Nuclear Operations Committee.

The duties and members of the standing committees are:

Audit Committee
(1) Review with the Chairman, President and Chief Executive Officer and the independent accountants the scope and adequacy of Illinois Power's system of internal controls; (2) review the scope and results of the annual examination performed by the independent accountants; (3) review the activities of Illinois Power's internal auditors; (4) report its findings to the Board and provide a line of communication between the Board and both the internal auditors and the independent accountants; and (5) recommend to the Board the appointment of the independent accountants and approval of the services performed by the independent accountants, considering their independence with regard thereto.

The Audit Committee met three times during 1996.

This Committee consists of the following non-employee directors ("Outside Directors"): Robert M. Powers, Chairman, Richard R. Berry, C. Steven McMillan, Walter M. Vannoy, and Marilou von Ferstel.

Finance Committee
(1) Review management's capital and operations and maintenance expenditure budgets, financial forecasts and financing program, and make recommendations to the Board regarding the approval of such budgets and plans; (2) review Illinois Power's banking relationships, short-term borrowing arrangements, dividend policies, arrangements with the transfer agent and registrar, investment objectives and the performance of Illinois Power's pension and other trust funds, evaluate fund managers, and make recommendations to the Board concerning such matters; (3) review Illinois Power's risk management programs, including insurance coverage, and make recommendations to the Board; and (4) act in an advisory capacity to management, the Board of Directors, and the Chairman, President and Chief Executive Officer on other financial matters as they may arise.

The Finance Committee met three times during 1996.

This Committee consists of the following members of the Board: Walter D. Scott, Chairman, Richard R. Berry, Larry D. Haab, C. Steven McMillan,
Robert M. Powers, and Marilou von Ferstel.

Compensation and Nominating Committee
(1) Review performance and recommend salaries plus other forms of compensation of elected Illinois Power officers and the Board of Directors; (2) review Illinois Power's benefit plans for elected Illinova officers and make recommendations to the Board regarding any changes deemed necessary;
(3) review with the Chairman, President and Chief Executive Officer any organizational or other personnel matters; and (4) recommend to the Board nominees to stand for election as director to fill vacancies in the Board of Directors as they occur.

The Compensation and Nominating Committee will consider shareholders' recommendations for nominees for director made pursuant to timely notice in writing addressed to the Chairman of the Committee at the executive offices of Illinois Power, together with a full description of the qualifications and business and professional experience of the proposed nominees and a statement of the nominees' willingness to serve. To be timely, the notice shall be delivered to or mailed and received at the executive offices of Illinois Power not less than 90 nor more than 120 days prior to the Annual Meeting.

The Compensation and Nominating Committee met four times during 1996.

This Committee consists of the following Outside Directors: Donald S. Perkins, Chairman, Robert M. Powers, Walter D. Scott, Ronald L. Thompson, Marilou von Ferstel, and John D. Zeglis.

Nuclear Operations Committee

(1) Review the safety, reliability and quality of nuclear operations; (2) review the effectiveness of the management of nuclear operations; (3) review the strategic plan of nuclear operations; (4) review various nuclear reports; and (5) report its findings to the Board.

The Nuclear Operations Committee met three times during 1996.

This Committee consists of the following members of the Board: Walter M. Vannoy, Chairman, Richard R. Berry, Larry D. Haab, and Robert M. Powers.

Board Compensation

The Outside Directors of Illinois Power, all of whom also serve on the Board of Illinova, receive a total retainer fee of $18,000 per year for their service on these boards. Outside Directors who also chair Board Committees receive an additional $2,000 per year retainer. Outside Directors receive a grant of 650 shares of Illinova Common Stock on the date of each Annual Shareholders Meeting, representing payment in lieu of attendance-based fees for all Board and Committee meetings to be held during the subsequent one-year period. Outside Directors elected to the Board between Annual Shareholders Meetings are paid $850 for each Board and Committee meeting attended prior to the first Annual Shareholders Meeting after their election to the Board.

Illinova had a Retirement Plan for Outside Directors. Under this plan, each Outside Director who attained age 65 and served on the Board for a period of 60 or more consecutive months was eligible for annual retirement benefits at the rate of the annual retainer fee in effect when the director retired. In 1996, the Board of Directors adopted a Comprehensive Deferred Stock Plan for Outside Directors, replacing the Retirement Plan. Each former Outside Director whose right to receive the retirement benefit had vested continues to receive such benefits in accordance with the term of the Retirement Plan. All Outside Directors serving at the time this new plan was adopted were granted a lump sum amount based on the net present value of these benefits to them, were they to have retired under the Retirement Plan, based on the number of years they have served on the Board but not to exceed 10. This dollar amount was converted into stock units, based on the then market value of Illinova Common Stock, and placed into an account. The value of these stock units is to be paid out to the director in cash on termination of service, based on the then market value of Illinova Common Stock, plus dividend equivalents, in a lump sum or installments. In addition, each Outside Director receives an annual award of stock units having a value of $6,000, to be paid to the Outside Director in cash on retirement, at once or in installments as the Director may elect, with the amount of such payment determined by multiplying the number of stock units in the account times the then market value of Illinova Common Stock, and adding the dividend equivalents attributable to such stock units.

Pursuant to Illinova's Deferred Compensation Plan for Certain Directors, Outside Directors may elect to defer all or any portion of their fees and stock grants until termination of their services as directors. Such deferred amounts are converted into stock units representing shares of Illinova
Common Stock with the value of each stock unit based on the last reported sales price of such stock. Additional credits are made to the participating director's account in dollar amounts equal to the dividends paid on the Common Stock which the director would have received if the director had been the record owner of the shares represented by stock units, and are converted into additional stock units. On termination of the participating directors' services as directors, payment of their deferred fees and stock grants is made in shares of Illinova Common Stock in an amount equal to the aggregate number of stock units credited to their accounts. Such payment is made in such number of annual installments as Illinova may determine beginning in the year following the year of termination.

Election of Directors

Illinois Power's entire Board of Directors is elected at each Annual Meeting of Shareholders. Directors hold office until the next Annual Meeting of Shareholders or until their successors are elected and qualified. At the Annual Meeting a vote will be taken on a proposal to elect the 10 directors nominated by Illinois Power's Board of Directors. The names and certain additional information concerning each of the director nominees is set forth on the following pages. If any nominee should become unable to serve as a director, another nominee may be selected by the current Board of Directors.


Name of Director Nominee, Age,	                            Year in Which First
Business Experience and 	                                   Elected a Director
Other Information	                                              of Illinova

Richard R. Berry, 65                                               	1988
----------
/        / From June 1983 until retirement in February 1990, Mr. Berry was
/        / Executive Vice President and director of Olin Corporation, Stamford,
/ Picture/ Conn., a diversified manufacturer concentrated in chemicals, metals
/        / and aerospace/defense products.
----------

Larry D. Haab, 59	                                                  1986
-----------
/         / Chairman, President and Chief Executive Officer of Illinova since
/         / December 1993, and of Illinois Power since June 1991, and an
/ Picture / employee of Illinois Power since 1965. He is a director of First
/         / Decatur Bancshares, Inc.; The First National Bank of Decatur; and
----------- Firstech, Incorporated.

C. Steven McMillan, 51	                                             1996
-----------
/         / Executive Vice President and Director of Sara Lee Corporation,
/         / Chicago, Ill., a global packaged food and consumer products
/ Picture / company, since 1993. He was Senior Vice President-Strategy
/         / Development from 1986 to 1993. He is Chairman of the Board of
----------- Electrolux Corporation.

Robert M. Powers, 65	                                                1984
-----------
/         / From 1980 until retirement in December 1988, Mr. Powers was
/         / President and Chief Executive Officer of A. E. Staley
/ Picture / Manufacturing Company, Decatur, Ill., a processor of grain and
/         / oil seeds. He is a director of A. E. Staley Manufacturing Company.
-----------

Sheli Z. Rosenberg, 55
------------
/          / President and Chief Executive Officer since 1994 and General
/          / Counsel 1980 to 1994 of Equity Group Investments, Inc.,
/ Picture  / Chicago, Ill., a privately held business conglomerate holding
/          / controlling interests in 10 publicly traded corporations involved
------------ in basic manufacturing, radio stations, retail, insurance, and real estate. She is a director of American Classic Voyages Company; REVCO D.S., Inc.; Quality Food Centers, Inc.; Jacor Communications, Inc.; Anixter Corporation; Capsure Holdings Corporation; Falcon Building Products; and
Equity Residential Properties Trust.

Walter D. Scott, 65	                                              1990
-------------
/           / Professor of Management and Senior Austin Fellow, J. L. Kellogg
/           / Graduate School of Management, Northwestern University,
/ Picture   / Evanston, Ill., since 1988. He was Chairman of GrandMet USA
/           / from 1984 to 1986 and President and Chief Executive Officer of
------------- IDS Financial Services from 1980 to 1984. He is a director of Chicago Title and Trust Company, Chicago Title Insurance Company, and Intermatic Incorporated.

Ronald L. Thompson, 47	                                            1991
-------------
/           / Chairman and Chief Executive Officer of Midwest Stamping
/           / and Manufacturing Co., Bowling Green, Ohio, a manufacturer
/ Picture   / of automotive parts, since 1993. He was President and
/           / Chief Executive Officer and a director of The GR Group, Inc.,
------------- St. Louis, Mo., from 1980 to 1993. He is a director of McDonnell Douglas Corporation, Teachers Insurance and Annuity Association, and Ryerson Tull.

Walter M. Vannoy, 69	                                               1990
--------------
/            / Chairman until retirement in May 1995 and Chief Executive
/            / Officer from May 1994 until January 1995 of Figgie
/ Picture    / International, Inc., Willoughby, Ohio, a diversified
/            / operating company serving consumer, industrial, technical,
-------------- and service markets world-wide. From 1980 to 1988 he was President and Chief Operating Officer, Babcock and Wilcox, and Vice Chairman of McDermott International. He is a director of Figgie International, Inc.

Marilou von Ferstel, 59	                                            1990
--------------
/            / Executive Vice President and General Manager of Ogilvy
/            / Adams & Rinehart, Inc., a public relations firm in Chicago,
/ Picture    / Ill., since June 1990. She was Managing Director and Senior
/            / Vice President of Hill and Knowlton, Chicago, Ill., from 1981
-------------- to 1990. She is a director of Walgreen Company.

John D. Zeglis, 49	                                                  1993
--------------
/            / Senior Executive Vice President and General Counsel of
/            / AT&T, Basking Ridge, N.J., a diversified communications
/ Picture    / company, since 1995. He was Senior Vice President-General
/            / Counsel and Government Affairs from 1989 to 1995. He is a
-------------- director of the Helmerich & Payne Corporation.

Security Ownership of Management and
Certain Beneficial Owners

The following table shows shares of stock beneficially owned as of January 31, 1997, by each director nominee and the executive officers named in the Summary Compensation Table. To the best of Illinova's knowledge, no owner holds more than 5 percent of Illinova Common Stock.

                                                   			Number
		                                                  	of Shares
	  Name of	                        Class	           Beneficially 	  Percent
Beneficial Owner	                 of Stock	           Owned (1) 	   of Class
------------------------------------------------------------------------------
Richard R. Berry	                  Common	             4,390	          (2)
Larry D. Haab	                     Common	            10,725	          (2)
C. Steven McMillan	                Common	               650	          (2)
Robert M. Powers	                  Common	             7,900	          (2)
Sheli Z. Rosenberg	                Common	                 0	          (2)
Walter D. Scott	                   Common	             4,500	          (2)
Ronald L. Thompson	                Common	             4,338	          (2)
Walter M. Vannoy	                  Common	             4,000	          (2)
Marilou von Ferstel	               Common             	4,907	          (2)
John D. Zeglis                    	Common	             3,154	          (2)
Paul L. Lang	                      Common	             3,162	          (2)
Larry F. Altenbaumer	              Common	             4,644          	(2)
John G. Cook	                      Common	             1,862	          (2)
Wilfred Connell	                   Common             	1,630	          (2)


(1)	The nature of beneficial ownership for shares shown is sole voting and/or investment power.
(2)	No director or executive officer owns any other equity securities of
    Illinova. No director or executive officer owns as much as 1% of the Common Stock. All directors and executive officers of both Illinova and Illinois Power Company as a group own 64,658 shares of Common Stock (less than 1%).
(3)	This number includes 1105 stock units under the Directors' Deferred
    Compensation Plan.
(4)	This number includes 664 stock units under the Directors' Deferred
    Compensation Plan.

Executive Compensation

The following table sets forth a summary of the compensation of the Chief Executive Officer and the four other most highly compensated executive officers of Illinois Power Company for the years indicated. The compensation shown includes all compensation paid for service to Illinois Power, its parent and subsidiaries.

                                                          Summary Compensation Table
	                                                                                       Long-Term Compensation

	                                                   Annual Compensation                   Awards
                                   	       ---------------------------------   -----------------------------
					                                                             Other	       Restricted	       Securities	     All Other
                                                   				Bonus	     Annual      	Stock Awards	     Underlying	     Compensation
Name and Principal Position 	      Year	     Salary 	   (1) 	  Compensation	       (2)	            Options	           (3)
------------------------------------------------------------------------------------------------------------------------------
Larry D. Haab	                     1996	  $	493,709	 $	69,267	   $	15,973	     $	69,267	          22,000 shs.	     $	2,615
Chairman, President and 	          1995	   	472,250		  91,144    		19,088	      	91,144 	         20,000 shs.		      2,550
Chief Executive Officer of        	1994	   	451,375	   42,881		    15,783		      42,881	          20,900 shs.		        360
Illinova and Illinois Power

Paul L. Lang	                      1996	  $	233,450 	$	19,747	    $	8,863	     $	19,747	           6,500 shs.	     $	2,595
Senior Vice President             	1995	   	222,812	  	23,841	     	8,265		      23,841	           6,500 shs.		      2,510
of Illinois Power                 	1994	   	213,562		  20,289		     8,672	       20,289 	          6,800 shs.		        440

Larry F. Altenbaumer	              1996  	$	222,374	 $	19,832	    $	8,459	     $	19,832	           7,500 shs.	     $	1,976
Chief Financial Officer,	          1995		   204,937		  20,391	     	7,686	      	20,391  	         6,500 shs.		      2,378
Treasurer and Controller          	1994   		196,562		  18,674		     8,975		      18,674	           6,800 shs.		        400
of Illinova, and Senior
Vice President and Chief
Financial Officer of
Illinois Power

John G. Cook	                      1996	 $	196,474	  $	16,293    	$	7,409	     $	16,293	           6,500 shs.	     $	2,575
Senior Vice President	             1995	  	179,069	   	16,620		     6,930	       16,620            4,500 shs. 		     2,530
of Illinois Power	                 1994		  163,708		   15,553	     	7,068		      15,553	           4,400 shs.		        400

Wilfred Connell	                   1996	 $	185,950	   $	9,832	    $	7,373	     $	 9,832	           4,500 shs.	     $	2,559
Vice President	                    1995		  172,975		   16,087	     	7,230		      16,087	           3,900 shs.		      2,402
of Illinois Power	                 1994		  165,562		   15,729		     7,705		      15,729	           4,400 shs.		        480


(1) 	The amounts shown in this column are the cash award portion of grants made to these individuals under the Executive Incentive Compensation Plan ("Compensation Plan") for 1996, including amounts deferred under the Executive Deferred Compensation Plan. See the Compensation Plan description in footnote (2) below.

(2) 	This table sets forth stock unit awards for 1996 under the Compensation
Plan. One-half of each year's award under this plan is converted into stock units representing shares of Illinova Common Stock based on the closing price of Common Stock on the last trading day of the award year. The other one-half of the award is cash and is included under Bonus in the Summary Compensation Table. Stock units awarded in a given year, together with cash representing the accumulated dividend equivalents on those stock units, become fully vested after a three-year holding period. Stock units are converted into cash based on the closing price of Common Stock on the first trading day of the distribution year. Participants (or beneficiaries of deceased participants) whose employment is terminated by retirement on or after age 55, disability, or death receive the present value of all unpaid awards on the date of such termination. Participants whose employment is terminated for reasons other than retirement, disability, or death forfeit all unvested awards. In the event of a termination of employment within two years after a change in control of Illinova, without good cause or by any participant with good reason, all awards of the participant become fully vested and payable. As of December 31, 1996, named executive officers were credited with the following total aggregate number of unvested stock units under the Compensation Plan since its inception, valued on the basis of the closing proce of Common Stock on December 31, 1996:
Mr. Haab, 7,085 units valued at $214,633; Mr. Lang, 2,550 units valued at $70,123; Mr. Altenbaumer, 2,353 units valued at $64,718; Mr. Cook, 1,939 units valued at $53,330; Mr. Connell, 1,695 units valued at $46,600. Although stock units have been rounded, valuation is based on total stock units, including partial shares.

(3) 	The amounts shown in this column are Illinois Power's contributions under the Incentive Savings Plan (including the market value of shares of Illinova Common Stock at the time of allocation).

The following tables summarize grants during 1996 of stock options under Illinova's 1992 Long-Term Incentive Compensation Plan ("LTIC") and awards outstanding at year end for the individuals named in the Summary Compensation Table.


                                                                Option Grants In 1996
                                      			Individual Grants
                         --------------------------------------------------------------
                         Number of Securities	  % of Total Options
		                        Underlying Options	  Granted to Employees	   Exercise or Base		                           Grant Date
                           		Granted (1)	            in 1996	           Price Per Share (1)	   Expiration Date	  Present Value (2)
                         ----------------------------------------------------------------------------------------------------------
Larry D. Haab	                 22,000	                 27%	                   $29.75	               2/7/2006	        $	125,400
Paul L. Lang	                   6,500	                  8%	                    29.75	               2/7/2006		          37,050
Larry F. Altenbaumer	           7,500	                  9%	                    29.75	               2/7/2006		          42,750
John G. Cook                   	6,500	                  8%	                    29.75	               2/7/2006		          37,050
Wilfred Connell	                4,500	                  6%                    	29.75	               2/7/2006 		         26,650


(1) 	Each option becomes exercisable on February 7, 1999. In addition to the specified expiration date, the grant expires on the first anniversary of the recipient's death and/or the 90th day following retirement, and is not exercisable in the event a recipient's employment terminates. In the event of certain change-in-control circumstances, the Compensation and Nominating Committee may declare the option immediately exercisable. The exercise price of each option is equal to the fair market value of the Common Stock on the date of the grant. Recipients shall also receive, on or shortly after February 7, 1999, a target performance award, determined by calculating the difference between the return earned by Illinova on its invested capital and its cost of capital (the "spread"), then comparing this spread to that of a peer group and reducing or increasing the target award depending on Illinova's relative performance, but not reducing the payment below zero. The target award is equal to one-half of the mid-point of compensation for each officer's salary grade (a market-based number) times a percentage, determined by the Compensation and Nominating Committee. In 1996 those percentages ranged between 15 and 35 percent. At the discretion of the Board of Directors, the foregoing payment may be made in the form of Illinova Common Stock of equivalent value based on the average New York Stock Exchange price of the stock during February, 1999, or in cash.

(2)	The Grant Date Present Value has been calculated using the Black-Scholes option pricing model. Disclosure of the Grant Date Present Value, or the potential realizable value of option grants assuming 5% and 10% annualized growth rates, is mandated by regulation; however, Illinova does not necessarily view the Black-Scholes pricing methodology, or any other present methodology, as a valid or accurate means of valuing stock option grants. The calculation was based on the following assumptions: (i) As of the grant date, Illinova's calculated Black-Scholes ratio was .2036. After discounting for risk of forfeiture at three percent per year over Illinova's three-year vesting schedule, the ratio is reduced to .1914; (ii) An annual dividend yield on Illinova Common Stock of 3.84%; (iii) A risk-free interest rate of 5.87%, based on the yield of a zero-coupon government bond maturing at the end of the option term; and (iv) Stock volatility of 17.34%.


                     Aggregated Option and Fiscal Year-End Option Value Table

                     		 Number of Securities Underlying Unexercised	      Value of Unexercised In-the-Money
	                              	Options at Fiscal Year-End  	                    Options at Fiscal Year-End
Name	                            Exercisable/Unexercisable                       	Exercisable/Unexercisable
------------------------------------------------------------------------------------------------------------
Larry D. Haab	                    16,000 shs./82,900 shs.	                         $66,000/$255,963
Paul L. Lang	                      5,000 shs./25,800 shs.	                         $20,625/$81,613
Larry F. Altenbaumer              	5,000 shs./26,800 shs.	                         $20,625/$81,613
John G. Cook	                      2,500 shs./18,400 shs.	                         $10,313/$50,713
Wilfred Connell	                   3,000 shs./17,300 shs.	                         $12,375/$54,013


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


                         Estimated Annual Benefits (rounded)
           ------------------------------------------------------------------
	Annual
	Average	   15 Yrs.	     20 Yrs.	     25 Yrs.	       30 Yrs.        35 Yrs.
	Earnings	  Service	     Service	     Service	       Service	       Service
-----------------------------------------------------------------------------
$	125,000 		$	37,500	   $	50,000	     $	62,500	      $	75,000	      $	87,500
	 150,000 			 45,000		    60,000		      75,000		       90,000		      105,000
 	175,000 			 52,500		    70,000	      	87,500		      105,000      		122,500
 	200,000 		 	60,000		    80,000	     	100,000	      	120,000	      	140,000
 	250,000 		 	75,000		   100,000		     125,000		      150,000		      175,000
 	300,000 	 		90,000		   120,000	     	150,000	      	180,000      		210,000
 	350,000 			105,000   		140,000		     175,000	      	210,000      		245,000
 	400,000 			120,000	   	160,000		     200,000		      240,000	      	280,000
 	450,000 			135,000		   180,000	     	225,000		      270,000		      315,000
 	500,000 			150,000		   200,000	     	250,000	      	300,000	      	350,000
 	550,000 			165,000		   220,000		     275,000		      330,000		      385,000
 	600,000 			180,000	   	240,000		     300,000		      360,000	      	420,000
 	650,000			 195,000		   260,000	     	325,000		      390,000		      455,000


The earnings used in determining pension benefits under the Retirement Plan are the participants' regular base compensation, as set forth under Salary in the Summary Compensation Table.

At December 31, 1996, for purposes of both the Retirement Plan and the Supplemental Plan, Messrs. Haab, Lang, Altenbaumer, Cook and Connell had completed 31, 10, 24, 21 and 13 years of credited service, respectively.


Employee Retention Agreements

Illinova has entered into Employee Retention Agreements with each of its executive officers and officers of its subsidiaries. Under each agreement, the officer would be entitled to receive a lump sum cash payment if his or her employment were terminated by Illinova without good cause or voluntarily by the officer for good reason within two years following a change in control of Illinova (as defined in the Agreement). The amount of the lump sum payment would be equal to (1) 36 months' salary at the greater of the officer's salary rate in effect on the date the change in control occurred or the salary rate in effect on the date the officer's employment with Illinova terminated; plus (2) three times the latest bonus earned by the officer during the three calendar years preceding termination of employment. Under the agreement, the officer would continue, after any such termination of employment, to participate in and receive benefits under other benefit plans of Illinova. Such coverage would continue for 36 months following termination of employment, or, if earlier, until the officer reached age 65 or was employed by another employer; provided that, if the officer was 50 years of age or older at the time of such termination, then coverage under health, life insurance and similar welfare plans would continue until the officer became 55 years of age, at which time he or she would be eligible to receive the benefits extended to the employees of Illinova who elect early retirement.

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

Officer Compensation Philosophy

Illinova's compensation philosophy reflects a commitment to compensate officers competitively with other companies in the electric and gas utility industry while rewarding executives for achieving levels of operational and financial excellence consistent with continuous improvement in customer satisfaction and shareholder value. Illinova's compensation policy is to provide a total compensation opportunity targeted to all utilities in the Edison Electric Institute (EEI) database. Eighty-four percent of the companies in the S & P Utilities Index are also in the EEI database. The S&P Utilities Index is used to relate Illinova's shareholder value in the following performance graphs. The S&P index covers the utility indsutry broadly including electric, gas, and telecommunication utilities. After careful consideration, the Committe has decided to maintain a separate compensation peer group limited to electric or combination electric and gas companies for reference purposes. As an additional point of reference, Illinova also looks at the pay practices of general industry (non-utility) companies. While such pay practices have not traditionally been a major driver of Illinova's compensation philosophy, this reference point may be regarded more closely in the future as the utility indsutry migrates toward deregulation and diversification.

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

Base Salary Plan

The Committee determines base salary ranges for executive officers based on competitive pay practices of similar utilities. Officer salaries correspond to approximately the average of the companies in the compensation peer group. Individual increases are based on several factors, including the officer's performance during the year, the relationship of the officer's salary to the market salary level for the position and competitive industry salary increase practices.

Annual Incentive Compensation Plan

Annual incentive awards are earned based on the achievement of specific annual financial and operational goals by the Illinois Power officer group as a whole and consideration of the officer's individual contribution. If payment is earned under this Plan, one-half of the bonus is payable in cash during the year following the award year, and one-half is credited to the participant in the form of Common Stock units, the number of which is determined by dividing half of the earned bonus amount by the closing price of the Common Stock on the last trading day of the award year. The officer's interest in the stock units vests at the end of the three-year period which begins the year after the award year. The officer receives this award in cash equal to (1) the closing stock price on the first trading day of the distribution year times the number of units held plus (2) dividend equivalents that would have been received if the stock had actually been issued.

For Illinois Power officers, 1996 awards under the Compensation Plan are based on achievement in the performance areas: earnings per share, customer satisfaction, safety and employee teamwork, cost management and shareholder value added. Up to 25 percent of the awarded amount is based on an assessment of the individual officer's performance during the year.

Awards shown under Bonus in the Summary Compensation Table for performance during 1996 were based on the following results. Earnings per share, customer satisfaction and shareholder value added were at or better than the threshold level for the award. Safety performance and cost management performance were not at threshold for the award.

Long-Term Incentive Compensation Plan

Awards under the LTIC Plan are based on corporate performance as well as individual officers' contribution to corporate performance subject to the review of this Committee. The Committee may grant awards in the form of stock options, stock appreciation rights, dividend equivalents, restricted stock grants or performance-based cash awards. In 1996, it was determined that awards under the LTIC plan be delivered in two components. One-half of each officer's LTIC plan award is delivered in the form of stock options granted at fair market value. The stock options granted to the officers for 1996 represent an award based on Illinova and individual performance as evaluated by the Chairman and reviewed by the Committee. The other half of the LTIC plan award is distributed to officers in cash based upon Illinova's Share-holder Value-Added (SVA) performance relative to a peer group of other utility companies, as measured in overlapping three-year periods. Since 1996 represented the first year of SVA plan's first measurement cycle, no awards are due to be paid out under the plan until 1999.

CEO Compensation

Larry Haab became Chairman, President, and Chief Executive Officer ("CEO") of Illinois Power on June 12, 1991, and Chairman, President and Chief Executive Officer of Illinova in December 1993. Illinova based Mr. Haab's 1996 compensation on the policies and plans described above.

The Committee invokes the active participation of all non-management directors in reviewing Mr. Haab's performance before it makes recommendations regarding his compensation. The Committee is responsible for administering the processes for completing this review. The process starts early in the year when the Board of Directors works with Mr. Haab to establish his personal goals and short- and long-term strategic goals for Illinova. At the conclusion of the year Mr. Haab reviews his performance with the non-management directors. The Committee oversees this review and recommends to the Board appropriate adjustments to compensation. In setting the CEO's salary for 1996, the Committee, with the participation of all Outside Directors, determined that important goals were achieved and the results for Illinova for the year were strong. Mr. Haab's vision of the industry's evolution has led, and is continuing to lead, to appropriate redeployment of Illinova resources. The Committee concluded that in 1996 Mr. Haab's performance continued to advance Illinova toward the accomplishment of its strategic objectives.

The 1996 Annual Incentive Compensation Plan award for the Chief Executive Officer was calculated consistent with the determination of awards for all other Illinois Power officers. Under the terms of the plan, one-half of the award was paid in cash and one-half was converted to 2,519 stock units which vest over a three-year period as described above.

The 22,000 option shares granted to the CEO reflect the Committee's recognition of his work in directing Illinova towards its long-term objectives of outstanding customer satisfaction and sustained growth in shareholder return.

Compensation and Nominating Committee
Donald S. Perkins, Chairman
Robert M. Powers
Walter D. Scott
Ronald L. Thompson
Marilou von Ferstel
John D. Zeglis

Independent Auditors

The Board of Directors of Illinois Power has selected Price Waterhouse LLP as independent auditors for the Company for 1997. A representative of that firm will be present at the Annual Meeting and available to make a statement and to respond to questions.

Other Matters

Illinova's 1996 Summary Annual Report to Shareholders was mailed to Illinois Power's shareholders commencing on March 3, 1997. Copies of Illinois Power's Annual Report on Form 10-K will be available to shareholders, after its filing with the Securities and Exchange Commission on or before March 31, 1997. Requests should be addressed to Investor Relations, G-21, Illinois Power Company, 500 South 27th Street, Decatur, Illinois 62525-1805.

Any proposal by a shareholder to be presented at the next Annual Meeting must be received at Illinois Power's executive offices not later than November 3, 1997.

Other Business

Management does not know of any matter which will be presented for consideration at the Annual Meeting other than the matters described in the accompanying Notice of Annual Meeting.

By Order of the Board of Directors,


Leah Manning Stetzner,
Vice President, General Counsel and Corporate Secretary

Decatur, Illinois
March 3, 1997

Appendix: 1996 Annual Report to Shareholders

Table of Contents

Management's Discussion and Analysis . . . . . . . . . . . . . . . . . .	 A-2
Responsibility for Information	. . . . . . . . . . . . . . . . . . . . . A-10
Report of Independent Accountants  . . . . . . . . . . . . . . . . . . . A-10
Consolidated Statements of Income  . . . . . . . . . . . . . . . . . . . A-11
Consolidated Balance Sheets  . . . . . . . . . . . . . . . . . . . . . . A-12
Consolidated Statements of Cash Flows  . . . . . . . . . . . . . . . . . A-13
Consolidated Statements of Retained Earnings . . .	. . . . . . . . . . . A-13
Notes to Consolidated Financial Statements	. . . . . . . . . . . . . . . A-14
Selected Consolidated Financial Data	  . . . . . . . . . . . . . . . . . A-32
Selected Statistics	. . . . . . . . . . . . .. . . . . . . . . . . . . . A-33

Management's Discussion and Analysis

In this report, we refer to the Consolidated Financial Statements, related Notes to Consolidated Financial Statements, Selected Consolidated Financial Data and Selected Statistics for information concerning consolidated financial position and results of operations. A discussion of the factors having significant impact upon consolidated financial position and results of operations since January 1, 1994, is below.

Illinois Power Company (IP) is a subsidiary of Illinova Corporation (Illinova), a holding company. Illinova was officially formed on May 27, 1994, with the filing of documents with the Illinois Secreatry of State. Illinova became the parent of IP through a merger pursuant to a share-for-share conversion of IP common stock into Illinova common stock. Illinova Generating Company, Illinova Power Marketing, Inc., Illinova Energy Partners, Inc. and Illinova Insurance Company are also wholly owned subsidiaries of Illinova. IP is the primary business and subsidiary of Illinova, and is engaged in the generation, transmission, distribution and sale of electric energy and the distribution, transportation and sale of natural gas in the State of Illinois.

Open Access and Wheeling

On March 29, 1995, the Federal Energy Regulatory Commission (FERC) issued a Notice of Proposed Rulemaking (NOPR) initiating the process of mandating non-discriminatory open access to public utility transmission services at cost-based rates. Transmission of electricity for a reseller or redistributor of energy is called wholesale wheeling. Transmission of electricity for end-use customers is known as retail wheeling.

On April 24, 1996, FERC issued Orders 888 and 889 which established the Final Rule resulting from the NOPR. The Orders became effective July 9, 1996. The Rule requires that all public utilities under FERC jurisdiction that own transmission facilities file Open Access Transmission Tariffs (OATTs) in compliance with Pro Forma Tariffs attached to the Order. FERC also requires that all wholesale sales made by a utility provide for transmission of the power under the terms and conditions of the OATTs. Public utilities serving customers at retail are not required, at this time, to use the OATTs to serve retail customers. The Orders do not require that retail customers be given access to alternate energy suppliers or be found eligible as customers under the OATTs. IP made a compliance filing as required on July 9, 1996, which has been accepted by FERC.

While the move to open-access transmission service will likely increase the level of competition in the wholesale energy market, it is not expected to have a significant financial impact.

Competition

On November 21, 1996, IP and its partners in the Illinois Coalition for Responsible Electricity Choice announced a legislative proposal which would begin transformation of the Illinois electric industry from a highly regulated monopoly to a competitive, customer-choice environment. The proposal, which was introduced in the Illinois House of Representatives on January 29, 1997, would allow for a managed transition to direct access for all consumers by the year 2005. The plan would balance the need to ensure the financial stability of current utility providers with the timing of customer choice. Other parties have introduced plans that would not provide for this balance, and would allow full competition by as early as 1998.

The Joint Committee on Electric Utility Regulatory Reform of the Illinois General Assembly deliberated the issue of regulatory reform for 18 months. Their report, issued December 4, 1996, stated that the Committee was unable to reach consensus on a legislative proposal. It is reasonable to assume that significant change will be made to the state laws governing IP's electric operations, but impossible to predict what these changes will be.

IP received approval from the Illinois Commerce Commission (ICC) on March 13, 1996, and from FERC on April 24, 1996, to conduct an open access experiment beginning in 1996 and ending on December 31, 1999.

The experiment allows certain industrial customers to purchase electricity and related services from other sources. On April 25, 1996, the first of the 21 eligible customers began buying part of their electricity from a supplier other than IP. Currently, 16 customers are participating in the experiment. The experiment has demonstrated some of the immediate advantages competition brings to customers, such as lower prices and innovative service offerings. It has also provided evidence of some of the challenges the industry faces as it moves toward customer choice. Challenges include dispatching small amounts of electricity such as one or two megawatt hours (MWHs), and the absence of requisite technology to dispatch fractional MWHs.

In 1996, the experiment cost IP approximately $3.2 million in lost revenue net of avoided fuel cost and variable operating expenses. This loss was partially offset by selling the surplus energy and capacity on the open market and by $.9 million in transmission service charges.

The issue of competition is one that raises both risks and opportunities. At this time, the ultimate effect of competition on Illinova's consolidated financial position and results of operations is uncertain. See "Note 1 - Summary of Significant Accounting Policies" of the "Notes to Consolidated Financial Statements" for additional discussion of the effects of regulation.

Regulatory Matters

On September 6, 1996, a leaking seal in one of two reactor recirculation pumps caused IP to shut down Clinton Power Station (Clinton). While a plant shutdown to correct this problem would not be a major concern in itself, the event was significant because of broader issues which surfaced during subsequent internal investigations, involving operating philosophies, procedure compliance issues, degree of management oversight, and tolerance of equipment problems.

This event prompted two special team inspections by the Nuclear Regulatory Commission (NRC). The first inspection covered the events associated with the leaking pump seal and the shutdown, while the second focused more broadly on operations at Clinton. In a public meeting held on October 4, 1996, the NRC discussed its findings, expressing concern over both the handling of the pump seal problem and general plant operating philosophies. It also commended subsequent actions taken by IP to address the issues raised.

IP decided not to restart Clinton prior to the start of the scheduled refueling outage on October 13, 1996. An action plan was developed to address the operational weaknesses identified by IP. Work began to correct the items in the action plan while the refueling outage progressed.

On November 19, 1996, the NRC issued a formal report of its two teams' inspections. IP agreed with the majority of the report's findings. The concerns of the NRC that had not already been addressed were incorporated into IP's action plan. On January 29, 1997, the NRC informed IP that it viewed Clinton as having a declining safety performance trend. The NRC did not, however, place Clinton on its "watch list." The NRC acknowledged that IP has allocated additional resources to correct deficiencies and noted recent conservative decisions made by management that have impacted the length of the refueling outage schedule. The NRC held an enforcement conference with IP on February 4, 1997, to discuss the event and other issues identified during assessments and inspections. The plant will remain shut down until IP management is satisfied that all safety concerns have been addressed.

The operation and maintenance expense of the outage, including the scheduled refueling outage, is estimated at $30 million. The refueling outage was budgeted at $18 million.

Enhanced Retirement

In December 1994, IP announced plans for voluntary enhanced retirement and severance programs. During the fourth quarter of 1995, 727 employees accepted enhanced retirement or severance under these programs. The combined enhanced retirement and severance programs generated a pretax charge of $38 million against fourth quarter 1995 earnings.

Consolidated Results of Operations

Overview

Earnings applicable to common stock were $206 million for 1996, $156 million for 1995 and $162 million for 1994. The increase in 1996 net income over 1995 was due primarily to the one-time charge in 1995 for the enhanced retirement and severance programs, lower operations expense due to the employment decrease, and lower financing costs. The 1995 results include $(22.8) million net-of-tax for the enhanced retirement and severance programs and $(3.5) million for the carrying amount under consideration paid for preferred stock redeemed in December 1995. The 1995 earnings as compared to 1994 also reflect increased electric sales due to unseasonably warm summer weather; partially offset by increased operating and maintenance expenses due to the Clinton refueling and maintenance outage. The 1994 results include $6.4 million for the carrying amount over consideration paid for preferred stock redeemed in December 1994 and reflect an increase in gas rates as a result of IP's 1994 gas rate order. The 1994 earnings also reflect increased electric sales, lower operating and maintenance expenses due to cost management efforts, no Clinton refueling and maintenance outage, and lower financing costs as compared to 1993.

The ICC and FERC determine IP's rates for electric service at the retail and wholesale levels, respectively, and the ICC determines IP's rates for gas service. These rates are designed to recover the cost of service and allow shareholders the opportunity to earn a fair rate of return. Future electric and natural gas sales, including interchange sales, will continue to be affected by an increasingly competitive marketplace, changes in the regulatory environment, increased transmission access, weather conditions, competing fuel sources, interchange market conditions, plant availability, fuel cost recoveries, customer conservation efforts and the overall economy.


Operating Revenues
(Millions of dollars)
1996           $1,688.7
1995           $1,641.4
1994           $1,589.5
1993           $1,581.2
1992           $1,479.5


Electric Operations   For the years 1994 through 1996, electric revenues
including interchange increased 4.1% and the gross electric margin increased 6.1% as follows:

---------------------------------------------------------------------
(Millions of dollars)		            1996		       1995		      1994
---------------------------------------------------------------------
Electric revenues	              $	1,202.9	    $	1,252.6	  $	1,177.5
Interchange revenues		              137.6	       	116.3		     110.0
Fuel cost & power purchased      		(313.3)	     	(333.4)		   (319.2)
----------------------------------------------------------------------
	  Electric margin             	$	1,027.2	    $	1,035.5	   $ 	968.3


The components of annual changes in electric revenues were:


----------------------------------------------------------------------
(Millions of dollars)		            1996		        1995		       1994
----------------------------------------------------------------------
Price	                           $	(7.2)      	$	13.3	      $	(23.2)
Volume and other		                  6.4		        42.7		        44.1
Fuel cost recoveries		            (48.9)		       19.1	        	21.0
----------------------------------------------------------------------
	 Revenue increase (decrease)	  $	(49.7)	      $	75.1	       $	41.9


1996 Electric revenues excluding interchange sales decreased 4.0%, primarily due to reduction in revenues under the Uniform Fuel Adjustment Clause (UFAC). Volume changes by customer class were insignificant, as kilowatt-hour sales


Major Sources of Electric Energy
(Millions of megawatt-hours)
                    1996   1995    1994
Fossil              16.3   14.5    13.2
Nuclear              4.6    5.3     6.4
Purchases            3.4    3.2     3.1


to ultimate consumers (excluding interchange sales and wheeling) decreased .3%. Interchange revenues increased 18.3% as a result of higher plant availability in the first half of the year.

1995    The 6.4% increase in electric revenues was primarily due to a 1.9%
increase in kilowatt-hour sales to ultimate consumers (excluding interchange sales and wheeling). Volume increases resulted from higher residential sales (4.8%) and higher commercial sales (8.2%) due to an improving economy and warmer summer temperatures compared to 1994. Industrial sales remained essentially unchanged from 1994. Interchange revenues increased $6.3 million (5.8%) as a result of increased sales opportunities.

1994    The 3.7% increase in electric revenues was primarily due to a 6.3%
increase in kilowatt-hour sales to ultimate consumers (excluding interchange sales and wheeling). Volume increases resulted from higher commercial sales (8.3%) and higher industrial sales (7.0%) due to an improving economy. Residential sales remained essentially unchanged from 1993 primarily due to milder temperatures in 1994 as compared to 1993. Interchange sales decreased 19.6% from 1993 levels primarily due to unusually large sales opportunities in 1993.

The cost of meeting IP's system requirements was reflected in fuel costs for electric plants and power purchased. Changes in these costs are detailed below:

----------------------------------------------------------------------
(Millions of dollars)		               1996		        1995		     1994
Fuel for electric plants
	Volume and other	                   $	15.4       	$	9.8    	$	13.8
	Price		                              (12.0)	     	(35.5)		   (14.3)
	Emission allowances		                   .8		       18.5 		       -
	Fuel cost recoveries	               	(30.0)		      14.5	     	32.0
-----------------------------------------------------------------------
                                     	(25.8)	       	7.3	     	31.5
Power purchased		                       5.7	        	6.9	    	(25.9)
-----------------------------------------------------------------------
	Total increase (decrease)	         $	(20.1)	     $	14.2	     $	5.6
-----------------------------------------------------------------------
Weighted average system
generating fuel cost ($/MWH)	       $	11.01	      $	11.41	   $	12.72
------------------------------------------------------------------------

System load requirements, generating unit availability, fuel prices, purchased power prices, resale of energy to other utilities, emission allowance purchases and fuel cost recovery through UFAC caused changes in these costs.

Changes in factors affecting the cost of fuel for electric generation are below:

-----------------------------------------------------
                          			1996		    1995   		1994
-----------------------------------------------------
Increase in generation 	    	5.4%     		.7% 		  8.2%
Generation mix
	Coal and other		             78%		     73%	    	67%
	Nuclear		                    22%	     	27%		    33%
-----------------------------------------------------

1996    The cost of fuel decreased 9.4% and electric generation increased 5.4%.
The decrease in fuel cost was primarily attributable to the effects of the UFAC, as well as a favorable price variance. These factors were partially offset by an increase in fuel cost due to the increase in generation. Power purchased increased $5.7 million primarily due to the extended Clinton outage. Clinton's equivalent availability and generation were lower than in 1995 due to that outage.


Fuel Cost Per Million Btu
(Percent of generation)
Coal          $1.28      76%
Nuclear       $ .81      22%
Other         $1.68       2%


1995    The cost of fuel increased 2.8% and electric generation increased .7%.
The increase in fuel cost was attributable to the effects of the UFAC, the increase in higher-cost fossil generation and the cost of emission allowances. Clinton's equivalent availability and generation were lower in 1995 as compared to 1994 due to the scheduled refueling and maintenance outage. Clinton returned to service April 29, 1995, after completing its fifth refueling and maintenance outage, which began March 12, 1995. Power purchased increased $6.9 million.

1994   The cost of fuel increased 13.4% and electric generation increased 8.2%.
The increase in fuel cost was attributable to the effects of the UFAC, partially offset by a decrease in fossil generation and an increase in lower-cost nuclear generation. Clinton's equivalent availability and generation were higher in 1994 as compared to 1993 due to no refueling and maintenance outage. Power purchased for the period decreased $25.9 million. Unusually large interchange sales opportunities during 1993, which did not recur in 1994, were the primary cause of the decrease in purchased power.

Gas Operations    For the years 1994 through 1996, gas revenues including
transportation increased 15.3%, while the gross margin on gas revenues increased 12.4% as follows:

--------------------------------------------------------
(Millions of dollars)		        1996		     1995		    1994
--------------------------------------------------------
Gas revenues	                $	341.4	   $	264.5	 $	293.2
Gas cost		                    (202.6)	  	(138.8)		(172.4)
Transportation revenues		        6.8		      8.0		    8.8
---------------------------------------------------------
	Gas margin	                 $	145.6	   $	133.7	 $	129.6
---------------------------------------------------------
(Millions of therms)
Therms sold		                  703		      588	    	584
Therms transported		           251	      	273    		262
----------------------------------------------------------
	Total consumption		           954	      	861    		846
----------------------------------------------------------

Changes in the cost of gas purchased for resale were:

------------------------------------------------------------------------
(Millions of dollars)	            	1996	     	     1995    		   1994
Gas purchased for resale
	Cost (excluding take-or-pay)   	$	48.6	        $	(43.1)     	$	(6.4)
	Take-or-pay costs	                 	.4	      	     (.4)	       	2.8
	Volume	                           	8.5	     	     25.3		      (13.6)
	Gas cost recoveries		              6.3	    	     (15.4)	    	   2.3
--------------------------------------------------------------------------
	Total increase (decrease)	      $	63.8   	     $	(33.6) 	   $	(14.9)
--------------------------------------------------------------------------
Average cost per therm delivered		 26.7 cents    	20.1 cents  		26.1 cents
---------------------------------------------------------------------------

The 1996 increase in gas costs was primarily due to higher prices from suppliers and the effects of the Uniform Gas Adjustment Clause (UGAC). The 1995 decrease in the cost of gas purchased was due to lower gas prices caused by unusually warm winter weather nationwide. The 1994 decrease in the cost of gas purchased was primarily due to lower gas prices, the expanded use of additional gas storage and a decrease in therms purchased. Also contributing to the higher gas margins in 1995 and 1994 was the 6.1% increase in gas base rates approved by the ICC in April 1994.

Other Expenses     A comparison of significant increases (decreases) in other operating expenses, maintenance and depreciation for the last three years is presented in the following table:

----------------------------------------------------------
(Millions of dollars)		          1996		    1995		    1994
Other operating expenses	      $	(9.8)   	$	(.3)  	$	(9.2)
Maintenance		                     (.3)	   	10.4	   	(11.2)
Depreciation and amortization	    3.5	     	7.2	     	6.4
-----------------------------------------------------------

The decrease in operating expenses for 1996 is due primarily to the savings from the enhanced retirement and severance program, partially offset by the costs of the extended Clinton outage and increased amortization of Manufactured Gas Plant (MGP) site expenses. The ICC approved tariff riders in March 1996 that resulted in the current recognition of MGP site remediation costs in operating expenses. The 1996 increase amounted to $5.5 million. This increase is offset by increased revenues collected under the riders.

The increase in maintenance expense for 1995 is primarily due to the refueling and maintenance outage at Clinton. The decrease in operating and maintenance expenses for 1994 is due to re-engineering efforts, improved operating efficiencies at IP's fossil plants and at Clinton, and no refueling and maintenance outage at Clinton. The increases in depreciation for each of the three years were due to increases in utility plant balances. The 1994 increase in depreciation expense is partially offset by the decrease in deferred Clinton costs as a result of a September 1993 write-off of disallowed Clinton post-construction costs.


Operating and Maintenance Expenses
(Millions of Dollars)
1996       $349.6
1995       $359.7
1994       $349.6
1993       $370.0
1992       $373.4


Other Income and Deductions       The 1996 increase in Miscellaneous-net
deductions was due primarily to increased losses for the subsidiary companies other than IP, partially offset by an increase in the credit for allocated income taxes. The 1995 change in Miscellaneous-net deductions was negligible. The 1994 increase in deductions was primarily due to the change in allocated taxes.

Interest Charges      Interest charges decreased $15.0 million in 1996, $4.1
million in 1995 and decreased $21.0 million in 1994. The 1996 decrease was due to lower short-term interest rates and the impact of refinancing efforts
and capitalization reduction during 1996.   The 1995 increase was due to
increased short-term borrowings at higher interest rates. The 1994 decrease was primarily due to refinancing with lower cost debt and the retirement of debt in 1994 and 1993.

Inflation       Inflation, as measured by the Consumer Price Index, was 3.3%,
2.5% and 2.5% in 1996, 1995 and 1994, respectively. IP recovers historical rather than current plant costs in rates.

Liquidity and Capital Resources

Soyland Power Cooperative Negotiations

IP and Soyland Power Cooperative (Soyland) have entered into an agreement to transfer Soyland's 13.2% ownership of Clinton to IP, contingent on approval by the NRC. The NRC is expected to act on IP's request during the first quarter of 1997.

IP and Soyland have renegotiated the existing Power Coordination Agreement. This agreement is expected to result in a reduction of rates for Soyland while IP will be assured a long-term sales agreement for 10 to 20 years. IP is expected to file a request for approval of this agreement with FERC by the end of February 1997.

1994 Gas Rate Order

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

Dividends

On December 11, 1996, Illinova increased the quarterly common stock dividend by 11%, declaring the common stock dividend for the first quarter of 1997, payable February 1, 1997 to shareholders of record as of January 10, 1997. On December 13, 1995, IP increased the quarterly common stock dividend 12%, declaring the common stock dividend for the first quarter of 1996. On October 12, 1994, IP increased the quarterly common stock dividend 25%, declaring the common stock dividend for the first quarter of 1995.

Capital Resources and Requirements

IP needs cash for operating expenses, interest and dividend payments, debt and certain preferred stock retirements and construction programs. To meet these needs, IP has used internally generated funds and external financings, including the issuance of preferred stock, debt and revolving lines of credit. The timing and amount of external financings depend primarily on economic and financial market conditions, cash needs and capitalization ratio objectives.

Cash flows from operations during 1996 provided sufficient working capital to meet ongoing operating requirements, to service existing common and preferred stock dividends and debt requirements, and to meet all of IP's construction requirements. Additionally, IP expects that future cash flows will enable it to meet future operating requirements and continue to service its existing debt, preferred and common stock dividends, sinking fund requirements and all of its anticipated construction requirements.

To a significant degree, the availability and cost of external financing depend on the financial health of the company seeking those funds. Security ratings are an indication of a company's financial position and may affect the cost of securities, as well as the willingness of investors to invest in these securities. The current ratings of IP's securities by three principal securities rating agencies are as follows:

-------------------------------------------------------------------------
                                          				    Standard	     Duff &
		                               	    Moody's     & Poor's     	Phelps
-------------------------------------------------------------------------
IP first/new mortgage bonds	           Baa1	         BBB	        	BBB+
IP preferred stock	                    baa2	         BBB-	       	BBB-
IP commercial paper	                    P-2	         A-2		        D-2
-------------------------------------------------------------------------

Under current market conditions, these ratings would afford IP the ability to issue additional securities through external financing. IP has adequate short-term and intermediate-term bank borrowing capacity.

Based on its 1993 revised standards for review of utility business and financial risks, Standard & Poor's (S&P) placed IP, along with approximately one-third of the industry, in a "somewhat below average" category. In April 1994, S&P lowered IP's mortgage bond rating to BBB from BBB+. In August 1995, S&P revised its ratings outlook from stable to positive. In February 1996, Moody's also revised its ratings outlook from stable to positive.

Moody's upgraded IP's securities on July 1, 1996. The rating for mortgage bonds was raised from Baa2 to Baa1, while preferred stock ratings went from baa3 to baa2. In March 1996, the Duff & Phelps credit rating company established credit ratings for IP's fixed income securities, as shown on the preceding page. The agency has indicated that it expects IP's ratings to remain stable, reflecting a modestly strengthening financial profile characterized by good cash flow and an average business risk profile.

In 1996, IP repurchased 714,811 shares of its common stock from Illinova. Under Illinois law, such shares may be held as treasury stock and treated as authorized but unissued, or may be cancelled by resolution of the Board of Directors. IP holds 3,410,897 shares of common stock as treasury stock and deducts it from common equity at the cost of the shares.

For the years 1996, 1995 and 1994, changes in long-term debt and preferred stock outstanding, including normal maturities and elective redemptions, were as follows:

--------------------------------------------------------
(Millions of dollars)		        1996		    1995	    	1994
---------------------------------------------------------
Bonds	                      $	(132)    	$ 	(5) 	 $ 	(10)
Other long-term debt		         (22)       		-    		(100)
Preferred stock		               71		      (135)     		6
---------------------------------------------------------
	Total decrease	             $	(83)	   $ 	(140) 	$ 	(104)
---------------------------------------------------------

The amounts shown in the preceding table for debt retirements do not include all mortgage sinking fund requirements. IP has generally met these requirements by pledging property additions as permitted under IP's 1943 Mortgage and Deed of Trust. For additional information, see "Note 8 - Long-Term Debt of Subsidiary" and "Note 9 - Preferred Stock of Subsidiary" of the "Notes to Consolidated Financial Statements."

During 1996, IP redeemed $2.2 million of Adjustable Rate Series A serial preferred stock, $20.5 million (all of the remaining) Adjustable Rate Series
B serial preferred stock and $6.7 million of 7.75% serial preferred stock. During the year, IP also retired $62.9 million of 8.75% First Mortgage Bonds due 2021, $6.0 million of 8% New Mortgage Bonds due 2023 and $23 million of 7.5% New Mortgage Bonds due 2025. The $40 million of 5.85% First Mortgage
Bonds matured and were retired. In addition, $21.5 million of medium-term notes matured and were retired.

In February 1995, IP redeemed $12 million of 8.00% mandatorily redeemable serial preferred stock. In May 1995, IP redeemed the remaining $24 million of 8.00% mandatorily redeemable serial preferred stock. In March 1995, IP redeemed $.2 million of 7.56% serial preferred stock and $3 million of 8.24% serial preferred stock. In August 1995, IP purchased $5 million of 8.75% First Mortgage Bonds. In December 1995, IP redeemed $34.7 million of 8.00% serial preferred stock, $33.6 million of 7.56% serial preferred stock and $27 million of 8.24% serial preferred stock.

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

Illinois Power Financing I (IPFI) is a statutory business trust in which IP serves as sponsor. IPFI issued $100 million of trust originated preferred securities (TOPrS) at 8% (4.8% after-tax rate) in January 1996. The TOPrS were issued by IPFI, which invested the proceeds in an equivalent amount of IP subordinated debentures due in 2045. The proceeds were used by IP to repay short-term indebtedness on varying dates on or before March 1, 1996. IP incurred the indebtedness in December 1995 to redeem $95.3 million (principal value) of higher-cost outstanding preferred stock of IP.

Illinois Power Capital, L.P. (IP Capital) is a limited partnership in which IP serves as a general partner. IP Capital issued $97 million of tax-advantaged monthly income preferred securities (MIPS) at 9.45% (5.67% after-tax rate) in October 1994. The proceeds were loaned to IP and were used to redeem $97 million (principal value) of higher-cost outstanding preferred stock of IP.

In December 1994, IP issued $84.1 million of First Mortgage Bonds, 7.4% Series due 2024 (Pollution Control Series L). In March 1995, the proceeds of the debt issuance were used to retire $84.1 million of First Mortgage Bonds, 103/4% Series due 2015 (Pollution Control Series E).

In 1992, IP executed a new general obligation mortgage (New Mortgage) to replace, over time, IP's 1943 Mortgage and Deed of Trust (First Mortgage).
Both mortgages are secured by liens on substantially all of IP's properties.
A corresponding issue of First Mortgage bonds, under the First Mortgage, secures any bonds issued under the New Mortgage. IP anticipates that during 1997 the 1943 mortgage will be amended to be consistent with the 1992 mortgage.

At December 31, 1996, based on the most restrictive earnings test contained in the First Mortgage, IP could issue approximately $1.3 billion of additional First Mortgage bonds for other than refunding purposes. Also at December 31, 1996, the unused portion of bank lines of credit was $354 million. The amount of available unsecured borrowing capacity totaled $222 million at December 31, 1996.

On February 12, 1997, the Board of Directors approved a change to the Articles of Incorporation to remove the limitation on the amount of unsecured debt that IP can issue. The purpose of the change is to give IP more financial flexibility in the changing environment of a competitive marketplace. The change will be voted on by the preferred stockholders at a special meeting planned to be held in 1997.

Construction expenditures for the years 1994 through 1996 were approximately $590.3 million, including $21.8 million of AFUDC. IP estimates that it will spend $200 million for construction expenditures in 1997, as detailed at right. Construction expenditures for the period 1997 through 2001 are expected to total no more than $1 billion, including $100 million for expenditures related to Phase II Clean Air Act compliance requirements. IP's capital expenditures for the years 1997 through 2001, in addition to construction expenditures, are expected to include $140 million for nuclear fuel and $300 million for mandatory debt retirement.

---------------------------------------------------------------
(Millions of dollars)		                                   1997
----------------------------------------------------------------
IP construction requirements
	Electric generating facilities         	                $ 	77
	Electric transmission and distribution facilities	        	65
	General plant		                                            33
	Gas facilities		                                           25
----------------------------------------------------------------
	   Total construction requirements		                      200

Nuclear fuel	                                              	38
Debt retirements	                                          	11
-----------------------------------------------------------------
	   Total                                               	$	249
-----------------------------------------------------------------

See "Note 3 - Commitments and Contingencies" of the "Notes to Consolidated Financial Statements" for additional information. Internal cash generation will meet substantially all construction and capital requirements.

Environmental Matters

See "Note 3 - Commitments and Contingencies" of the "Notes to Consolidated Financial Statements" for a discussion of environmental matters that impact or could potentially impact IP.

Tax Matters

See "Note 6 - Income Taxes" of the "Notes to Consolidated Financial Statements" for a discussion of effective tax rates and other tax issues.

Accounting Matters

The FASB continues to review the accounting for liabilities related to closure and removal of long-lived assets, including decommissioning. See "Note 3 - Commitments and Contingencies" of the "Notes to Consolidated Financial Statements" for a discussion of decommissioning.

ILLINOIS POWER COMPANY
RESPONSIBILITY FOR INFORMATION

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

/s/ Larry D. Haab

Larry D. Haab
Chairman, President
and Chief Executive Officer


/s/ Larry F. Altenbaumer

Larry F. Altenbaumer
Senior Vice President
and Chief Financial Officer

ILLINOIS POWER COMPANY
REPORT OF INDEPENDENT ACCOUNTANTS

PRICE WATERHOUSE LLP

To the Board of Directors of Illinois Power Company

In our opinion, the consolidated financial statements of Illinois Power Company and its subsidiaries appearing on pages A-11 through A- 31 of this report present fairly, in all material respects, the financial position of Illinois Power Company and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Illinois Power's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
St. Louis, Missouri
February 7, 1997


ILLINOIS POWER COMPANY
CONSOLIDATED STATEMENTS OF INCOME
-----------------------------------------------------------------------------------------------------------
                                                             (Millions of dollars except per share amounts)
-----------------------------------------------------------------------------------------------------------
For the Years Ended December 31,	                             1996	             1995 	       1994

Operating Revenues

Electric                                                 	$	1,202.9	            $	1,252.6	    $	1,177.5
Electric interchange	                                        	137.6	               	116.3		       110.0
Gas		                                                         348.2		               272.5		       302.0
----------------------------------------------------------------------------------------------------------
       Total		                                              1,688.7		             1,641.4		     1,589.5
----------------------------------------------------------------------------------------------------------
Operating Expenses and Taxes

Fuel for electric plants	                                   	 248.1		               273.9		       266.6
Power purchased		                                              65.2	           	     59.5		        52.6
Gas purchased for resale	                                    	202.6		               138.8		       172.4
Other operating expenses		                                    249.9	                259.7		       260.0
Maintenance	                                                  	99.7		               100.0		        89.6
Enhanced retirement and severance		                               -		                37.8		           -
Depreciation and amortization		                               190.0		               186.5		       179.3
General taxes		                                               131.3	           	    135.0		       130.3
Income taxes		                                                140.5		               125.8		       118.3
----------------------------------------------------------------------------------------------------------
	      Total		                                              1,327.3		             1,317.0		     1,269.1
----------------------------------------------------------------------------------------------------------
Operating income		                                            361.4		               324.4		       320.4
----------------------------------------------------------------------------------------------------------
Other Income and Deductions

Allowance for equity funds used during construction		             -		                   -		         3.8
Miscellaneous-net 		                                          ( 6.3)		                 .3	         (5.5)
-----------------------------------------------------------------------------------------------------------
	     Total		                                                 ( 6.3)		                 .3          (1.7)
-----------------------------------------------------------------------------------------------------------
Income before interest charges 		                             355.1	 	               324.7		       318.7
-----------------------------------------------------------------------------------------------------------
Interest Charges

Interest expense		                                            133.0		                148.0		       143.9
Allowance for borrowed funds used during construction 		       (6.5)		                (6.0)		       (5.5)
-----------------------------------------------------------------------------------------------------------
	     Total		                                                 126.5		                142.0		       138.4
-----------------------------------------------------------------------------------------------------------
Net income		                                                  228.6                  182.7 	       180.3

Less - Preferred dividend requirements                         22.3                   23.7          24.9

Plus - Carrying amount over (under) consideration
  paid for redeemed preferred stock   	                        (.7)		                (3.5)		         6.4
-----------------------------------------------------------------------------------------------------------
Net income applicable to common stock	                      $	205.6                $	155.5       $	161.8
===========================================================================================================


See notes to consolidated financial statements which are an integral part of these statements.

ILLINOIS POWER COMPANY
CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------------------------
                                                                               (Millions of dollars)
----------------------------------------------------------------------------------------------------
December 31, 		                                                                1996	          1995

Assets
Utility Plant, At Original Cost
Electric (includes construction work in progress of
  $212.5 million and $199.8 million, respectively)	                           $	6,335.4	    $	6,189.0
Gas (includes construction work in progress of $21.2 million
  and $10.2 million, respectively)		                                              646.1		       625.9
-----------------------------------------------------------------------------------------------------
			                                                                             6,981.5		     6,814.9
Less - accumulated depreciation		                                               2,419.7		     2,251.7
------------------------------------------------------------------------------------------------------
			                                                                             4,561.8		     4,563.2
Nuclear fuel in process		                                                           5.3		         5.7
Nuclear fuel under capital lease		                                                 96.4		        95.2
------------------------------------------------------------------------------------------------------
			                                                                             4,663.5		     4,664.1
------------------------------------------------------------------------------------------------------
Investments and Other Assets		                                                     14.5  		      16.4
------------------------------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents		                                                        12.5 	         4.3
Accounts receivable (less allowance for doubtful accounts of $3 million)
	Service		                                                                        138.8		        129.4
	Other		                                                                           51.1           18.2
Accrued unbilled revenue		                                                        106.0		         89.1
Materials and supplies, at average cost
	Fossil fuel		                                                                      7.9		          9.9
	Gas in underground storage		                                                      27.2		         18.5
	Operating materials		                                                             77.1           82.7
Prepaid and refundable income taxes		                                                 -		         19.6
Prepayments and other		                                                            23.7           20.8
-------------------------------------------------------------------------------------------------------
			                                                                               444.3          392.5
-------------------------------------------------------------------------------------------------------
Deferred Charges
Deferred Clinton costs		                                                          103.9		         107.3
Recoverable income taxes		                                                        101.3		         128.7
Other	  	                                                                         241.0           258.2
-------------------------------------------------------------------------------------------------------
			                                                                               446.2           494.2
--------------------------------------------------------------------------------------------------------
		                                                                            $	5,568.5        $5,567.2
========================================================================================================
Capital and Liabilities
Capitalization
Common stock - No par value, 200,000,000 shares authorized; 75,681,937 and
  75,643,937 shares outstanding, 	respectively, stated at	                    $	1,424.6        $1,424.6
Retained Earnings                                                                 245.9           129.6
Less - Capital stock expense                                                        8.2             8.8
Less - 3,410,897 and 2,696,086 shares of common stock in treasury,
  respectively, at cost                                                            86.2            67.3
--------------------------------------------------------------------------------------------------------
	Total common stock equity		                                                    1,576.1         1,478.1
Preferred stock                                                                    96.2		         125.6
Mandatorily redeemable preferred stock                                            197.0		          97.0
Long-term debt                                                                  1,636.4		       1,739.3
-------------------------------------------------------------------------------------------------------
	Total capitalization		                                                         3,505.7         3,440.0
-------------------------------------------------------------------------------------------------------
Current Liabilities
Accounts payable		                                                                149.7           119.9
Notes payable		                                                                   310.0           359.6
Long-term debt and lease obligations maturing within one year		                    47.7	  	        95.0
Dividends declared		                                                               24.7		          23.0
Taxes accrued		                                                                    46.0            44.8
Interest accrued		                                                                 34.3	 	         39.0
Other		                                                                            43.1            66.2
--------------------------------------------------------------------------------------------------------
			                                                                               655.5           747.5
--------------------------------------------------------------------------------------------------------
Deferred Credits
Accumulated deferred income taxes		                                             1,048.0          1,019.1
Accumulated deferred investment tax credits		                                     215.5	 	         222.8
Other		                                                                           143.8            137.8
--------------------------------------------------------------------------------------------------------
			                                                                             1,407.3          1,379.7
-------------------------------------------------------------------------------------------------------
		                                                                             $	5,568.5        $5,567.2
(Commitments and Contingencies Note 3)
See notes to consolidated financial statements which are an integral part of these statements.



ILLINOIS POWER COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------
                                                                                          (Millions of dollars)
----------------------------------------------------------------------------------------------------------------
For the Years Ended December 31, 	                                           1996	        1995 	        1994

Cash Flows from Operating Activities
Net income	                                                                  $ 228.6     $	182.7	      $	180.3
Items not requiring (providing) cash -
	Depreciation and amortization		                                               195.3		     190.0		       182.3
	Allowance for funds used during construction		                                 (6.5)		     (6.0)		       (9.3)
	Deferred income taxes		                                                        64.2        42.0          38.9
	Enhanced retirement and severance		                                               -		      37.8		           -
Changes in assets and liabilities -
	Accounts and notes receivable		                                               (35.2)       38.7          (40.2)
	Accrued unbilled revenue		                                                    (16.9)		    (10.2) 	 	     (29.9)
	Materials and supplies		                                                       (1.2)       22.8          ( 2.3)
	Accounts payable		                                                             29.8       (14.0)         (19.7)
	Interest accrued and other, net		                                             (14.8)      (10.1)         (19.9)
-----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities		                                    443.3       473.7           280.2
-----------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
Construction expenditures		                                                   (187.3)		   (209.3)		     (193.7)
Allowance for funds used during construction		                                   6.5		       6.0		         9.3
Other investing activities		                                                     5.0        (7.5)         (2.4)
-----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities		                                       (175.8)     (210.8)       (186.8)
-----------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
Dividends on common stock	and preferred stock	                                (107.9)     (100.5)       ( 86.6)
	Redemptions -
	   Short-term debt		                                                          (355.8)		   (213.6)		     (258.2)
	   Long-term debt                                                             (153.7)		     (5.2)		     (230.0)
	   Preferred stock                                                             (29.5)		   (134.5)		      (91.0)
    Common Stock                                                                (18.9)      (67.3)            -
	Issuances -
	   Short-term debt		                                                           306.2       209.5         404.7
	   Long-term debt  	                                                               -		         -		       119.8
	   Preferred stock  	                                                          100.0		         -		        97.0
	Premium paid on redemption of long-term debt  	                                    -		         -		        (2.8)
	Other financing activities		                                                      .3         5.1          (7.7)
------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities		                                        (259.3)     (306.5)       ( 54.8)
------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents		                                         8.2       (43.6)          38.6
Cash and cash equivalents at beginning of year		                                  4.3        47.9            9.3
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year	                                      $	12.5      $  4.3       $  47.9
===================================================================================================================

ILLINOIS POWER COMPANY
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
--------------------------------------------------------------------------------------------------------------------------
                                                                                                     (Millions of dollars)
---------------------------------------------------------------------------------------------------------------------------
For the Years Ended December 31,	                                                                  1996	    1995 	    1994
Balance (deficit) at beginning of year	                                                          $	129.6	  $	51.5    $(71.0)
Net income before dividends		                                                                      228.6    182.7     180.3
----------------------------------------------------------------------------------------------------------------------------
			                                                                                                358.2    233.8     109.3
----------------------------------------------------------------------------------------------------------------------------
Less -
	Dividends -
	   Preferred stock                                                                                 22.6		   23.6		    11.1
	   Common stock		                                                                                  86.6		   77.1      53.5
    Investment transfer to Illinova                                                                  2.4        -         -
Plus -
	Carrying amount over (under) consideration paid for redeemed preferred stock                        (.7)		  (3.5)		    6.4
------------------------------------------------------------------------------------------------------------------------------
			                                                                                               (112.3)   (104.2)   (58.2)
------------------------------------------------------------------------------------------------------------------------------
Balance at end of year	                                                                          $	245.9    $129.6   $  51.1
==============================================================================================================================

See notes to consolidated financial statements which are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies
Principles of Consolidation    Illinois Power Company (IP) is a subsidiary of
Illinova Corporation (Illinova), a holding company. Illinova was officially formed on May 27, 1994, with the filing of documents with the Illinois Secretary of State. Illinova became the parent of IP through a merger pursuant to a share-for-share conversion of IP common stock into Illinova common stock. On June 8, 1994, Illinova Generating Company (formerly, IP Group, Inc.), originally a subsidiary of IP, was transferred to Illinova, establishing Illinova Generating Company as a wholly owned subsidiary of Illinova. The transfer of Illinova Generating Company and other equity to Illinova is reflected in the 1994 Consolidated Statement of Retained Earnings as a component of common stock dividend. IP is the primary business and subsidiary of Illinova, and is engaged in the generation, transmission, distribution and sale of electric energy and the distribution, transportation and sale of natural gas in the state of Illinois. The consolidated financial statements include the accounts of IP, a combination electric and gas utility, Illinois Power Capital, L.P. and Illinois Power Financing I. See "Note 9 - Preferred Stock" of the "Notes to Consolidated Financial Statements" for additional information. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

Regulation  IP is subject to regulation by the Illinois Commerce Commission
(ICC) and the Federal Energy Regulatory Commission (FERC) and, accordingly, prepares its consolidated financial statements based on the concepts of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (FAS 71), which requires that the effects of the ratemaking process be recorded. Such effects primarily concern the time at which various items enter the determination of net income in order to follow the principle of matching costs and revenues. Accordingly, IP records various regulatory assets and liabilities to reflect the actions of regulators. It is reasonable to assume that significant changes will be made to state laws governing IP's electric operations, but impossible to predict what those changes will be. Management believes that IP currently meets the criteria for continued application of FAS 71, but will continue to evaluate significant changes in the regulatory and competitive environment to assess IP's overall compliance with such criteria. These criteria include:
1) whether rates set by regulators are designed to cover the specific costs of providing regulated services and products to customers and 2) whether regulators continue to establish rates based on cost. In the event that management determines that IP no longer meets the criteria for application of FAS71, an extraordinary non-cash charge to income would be recorded in order to remove the effects of the actions of regulators from the consolidated financial statements. The discontinuation of application of FAS71 would likely have a material adverse effect on IP's consolidated financial position and results of operations. IP's principal accounting policies are:

Regulatory Assets     Regulatory assets represent probable future revenues to
IP associated with certain costs that are expected to be recovered from customers through the ratemaking process. Significant regulatory assets are as follows:

-------------------------------------------------------------------
(Millions of dollars)						                                1996
-------------------------------------------------------------------
Deferred Clinton Power Station (Clinton)
	post-construction costs				                            	$	103.9
Recoverable income taxes					                            $	101.3
Unamortized losses on reacquired debt			                  $	87.7
Manufactured-gas plant site cleanup costs		               $	69.1
-------------------------------------------------------------------

Utility Plant       The cost of additions to utility plant and replacements
for retired property units is capitalized. Cost includes labor, materials, and an allocation of general and administrative costs, plus an allowance for funds used during construction (AFUDC) as described below. Maintenance and repairs, including replacement of minor items of property, are charged to maintenance expense as incurred. When depreciable property units are retired, the original cost and dismantling charges, less salvage value, are charged to accumulated depreciation.

Allowance for Funds Used During Construction          The FERC Uniform System
of Accounts defines AFUDC as the net costs for the period of construction of borrowed funds used for construction purposes and a reasonable rate on other funds when so used. In 1996, 1995 and 1994, the pre-tax rate used for all construction projects was 5.8%, 6.5% and 7.0%, respectively. Although cash is not currently realized from the allowance, it is realized under the ratemaking process over the service life of the related property through increased revenues resulting from a higher rate base and higher depreciation expense.

Depreciation           For financial statement purposes, IP depreciates the
various classes of depreciable property over their estimated useful lives by applying composite rates on a straight-line basis. In 1996, 1995 and 1994, provisions for depreciation were 2.8% of the average depreciable cost for Clinton. Provisions for depreciation for all other electric plant were 2.6% in 1996, 1995 and 1994. Provisions for depreciation of gas utility plant, as a percentage of the average depreciable cost, were 3.9% in 1996, 1995 and 1994.

Amortization of Nuclear Fuel       IP leases nuclear fuel from Illinois Power
Fuel Company (Fuel Company) under a capital lease. Amortization of nuclear fuel (including related financing costs) is determined on a unit of production basis. A provision for spent fuel disposal costs is charged to fuel expense based on kilowatt-hours generated. See "Note 3 - Commitments and Contingencies" of the "Notes to Consolidated Financial Statements" for discussion of decommissioning and nuclear fuel disposal costs.

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

Revenue and Energy Cost          IP records revenue for services provided but
not yet billed to more closely match revenues with expenses. Unbilled revenues represent the estimated amount customers will be billed for service delivered from the time meters were last read to the end of the accounting period. Operating revenues include related taxes that have been billed to customers in the amount of $68 million in 1996 and $66 million in each of the years 1995 and 1994. The cost of fuel for the generation of electricity, purchased power and gas purchased for resale is recovered from customers pursuant to the electric fuel and purchased gas adjustment clauses. Accordingly, allowable energy costs that are to be passed on to customers in a subsequent accounting period are deferred. The recovery of costs deferred under these clauses is subject to review and approval by the ICC.

On April 6, 1994, the ICC approved an increase of $18.9 million, or 6.1%, in IP's gas base rates. The increase to customers is partially offset by savings from lower gas costs resulting from the expansion of the Hillsboro gas storage field. The approved authorized rate of return on rate base is 9.29%, with a rate of return on common equity of 11.24%.

Income Taxes        Under Statement of Financial Accounting Standards No. 109,
"Accounting for Income Taxes" (FAS 109), deferred tax assets and liabilities are recognized for the tax consequences of transactions that have been treated differently for financial reporting and tax return purposes, measured on the basis of the statutory tax rates. In accordance with FAS 71, a regulatory asset (recoverable income taxes) has been recorded representing the probable recovery from customers of additional deferred income taxes established under FA109.

Investment tax credits used to reduce federal income taxes have been deferred and are being amortized to income over the "service life" of the property that gave rise to the credits. IP is included in Illinova's consolidated federal income tax return. Income taxes are allocated to the individual companies based on their respective taxable income or loss. See "Note 6 - Income Taxes" of the "Notes to the Consolidated Financial Statements" for additional discussion.

Preferred Dividend Requirements of Subsidiary             Preferred dividend
requirements reflected in the Consolidated Statements of Income are recorded on the accrual basis.

Consolidated Statements of Cash Flows       Cash and cash equivalents include
cash on hand and temporary investments purchased with an initial maturity of three months or less. Capital lease obligations not affecting cash flows increased by $31 million, $19 million and $28 million during 1996, 1995 and 1994, respectively. Income taxes and interest paid are as follows:


                                                      Years ended December 31,
------------------------------------------------------------------------------
(Millions of dollars)		                    1996		         1995		       1994
Income taxes	                             $	65.9	        $	65.7       $	72.1
Interest	                                $	147.4        $	152.4	     $	165.9
------------------------------------------------------------------------------

Interest Rate Cap        Generally, premiums paid for purchased interest rate
cap agreements are being amortized to interest expense over the terms of the caps. Unamortized premiums are included in Current Assets, "Prepayments and other," in the Consolidated Balance Sheets. Amounts to be received under the cap agreements are recognized as a reduction in interest expense.

Transactions with Illinova     In addition to transfers of capital reflected
in the Consolidated Statements of Retained Earnings, IP provided approximately $81 million, $34 million and $20 million in funds to Illinova for operations and investments during 1996, 1995, and 1994, respectively. Illinova is paying IP interest on these funds at a rate equal to that which Illinova would have paid had it used a currently outstanding line of credit. In addition, Illinova and IP have recorded an intercompany payable and receivable, respectively, for approximately $14.3 million, $18.4 million, and $23.5 million in 1996, 1995, and 1994, respectively, in order to recognize the effect on the Employees' Stock Ownership Plan of the conversion of IP common stock to Illinova common stock concurrent with the formation of Illinova. This was a noncash transaction. See "Note 10 - Common Stock and Retained Earnings" of the "Notes to Consolidated Financial Statements" for additional information.

Note 2 - Clinton Power Station
IP and Soyland Power Cooperative, Inc. (Soyland) share ownership of Clinton, with IP owning 86.8% and Soyland owning 13.2%. IP and Soyland have entered into an agreement to transfer Soyland's 13.2% ownership of Clinton to IP contingent upon approval by the NRC. (See sub-caption "Soyland" of "Note 3 - Commitments and Contingencies" of the "Notes to Consolidated Financial Statements"). Clinton was placed in service in 1987 and represents approximately 18% of IP's installed generation capacity. The investment in Clinton and its related deferred costs represented approximately 50% of Illinova's total assets at December 31, 1996. IP's 86.8% share of Clinton-related costs represented 35% of Illinova's total 1996 other operating, maintenance and depreciation expenses. Clinton's equivalent availability was 66%, 76%, and 92% for 1996, 1995, and 1994, respectively. Clinton's equivalent availability was higher in 1994 due to no refueling outage.

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

Note 3 - Commitments and Contingencies

Commitments
Estimated capital requirements for IP in 1997 are $249 million.
The 1997 capital expenditures for IP include $142 million for electric facilities, $25 million for gas facilities, $38 million for nuclear fuel, $33 million for general plant and $11 million for mandatory debt retirement. Construction expenditures for IP for the 1997 through 2001 period are expected to be no more than $1 billion, including $100 million of expenditures to meet Phase II Clean Air Act Compliance requirements.
IP's capital expenditures for the years 1997 through 2001, in addition to the IP construction expenditures, are expected to include $140 million for nuclear fuel, $300 million for mandatory debt retirement. These expenditures reflect IP's share of Clinton (ownership share under negotiation -- see sub-caption "Soyland" under Contingencies below).

In addition, IP has substantial commitments for the purchase of coal under long-term contracts. Estimated coal contract commitments for 1997 through 2001 are $560 million (excluding price escalation provisions). Total coal purchases for 1996, 1995 and 1994 were $184 million, $168 million and $191 million, respectively. IP has contracts with various natural gas suppliers and interstate pipelines to provide natural gas supply, transportation and leased storage. Estimated committed natural gas, transportation and leased storage costs (including pipeline transition costs) for 1997 through 2001 total $92 million. Total natural gas purchased for 1996, 1995 and 1994 was $207 million, $150 million and $168 million, respectively. IP's share (ownership share under negotiation -- see sub-caption "Soyland" under Contingencies below) of estimated nuclear fuel commitments for Clinton is approximately $19 million for uranium concentrates through 2001, $5 million for conversion services through 1999 and $198 million for fabrication services through 2016. IP is committed to purchase approximately $52 million of emission allowances through 1999. IP anticipates that all of these costs will be recoverable under IP's electric fuel and purchased gas adjustment clauses.

Insurance      IP maintains insurance on behalf of IP and Soyland for certain losses involving the operation of Clinton. For physical damage to the plant, IP's insurance program has two layers: 1) a primary layer of $500 million provided by nuclear insurance pools; and 2) an excess coverage layer of $1.1 billion provided by an industry-owned mutual insurance company for a total coverage of $1.6 billion. In the event of an accident with an estimated cost of reactor stabilization and site decontamination exceeding $100 million, NRC regulations require that insurance proceeds be dedicated and used first to return the reactor to, and maintain it in, a safe and stable condition, and second, to decontaminate the reactor station site. The insurers also provide coverage for the shortfall in the Decommissioning Trust Fund caused by the premature decommissioning of the reactor due to an accident. In the event insurance limits are not exhausted by the above, the remaining coverage will be applied to property damage and a portion of the value of the undamaged property. In addition, while IP has no reason to anticipate a serious nuclear accident at Clinton, if such an accident should occur, the claims for property damage and other costs could materially exceed the limits of current or available insurance coverage. In the event of an extended shutdown of Clinton due to accidental property damage, IP also purchases approximately
$.9 million per week of business interruption insurance coverage for its ownership share of Clinton through an industry-owned mutual insurance company. This insurance does not provide coverage until Clinton has been out of service for 21 weeks. (Ownership share under negotiation -- see sub-caption "Soyland" under Contingencies below.)


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

A Master Worker Policy covers worker tort claims alleging bodily injury, sickness or disease for workers whose initial radiation exposure occurred on or after January 1, 1988. The policy has an aggregate limit of $200 million that applies to the commercial nuclear industry as a whole. A provision provides for automatic reinstatement of policy limits up to an additional $200 million.

IP may be subject to other risks that may not be insurable, or the amount of insurance carried to offset the various risks may not be sufficient to meet potential liabilities and losses. There is also no assurance that IP will be able to maintain insurance coverage at its present level. Under those circumstances, such losses or liabilities may have a substantial adverse effect on IP's financial position.

Decommissioning and Nuclear Fuel Disposal Costs        IP is responsible for
its ownership share (ownership share under negotiation - see sub-caption "Soyland" under Contingencies below) of the costs of decommissioning Clinton and for spent nuclear fuel disposal costs. IP is collecting future decommissioning costs through its electric rates based on an ICC-approved formula that allows IP to adjust rates annually for changes in decommissioning cost estimates.

Based on NRC regulations that establish a minimum funding level, IP estimates its 86.8% share (ownership share under negotiation - see sub-caption "Soyland" under Contingencies below) of Clinton decommissioning costs to be approximately $381 million (1996 dollars) or $687 million (2026 dollars, assuming a 2% inflation factor). The NRC bases the minimum only on the cost of removing radioactive plant structures. IP concluded a site-specific study in 1996 to estimate the costs of dismantlement, removal and disposal of Clinton. This study resulted in projected decommissioning costs of $473 million (1996 dollars) or $853 million (2026 dollars, assuming a 2% inflation factor) for IP. Regulatory approval for funding of this increased decommissioning cost is expected during the third quarter of 1997.

External decommissioning trusts, as prescribed under Illinois law and authorized by the ICC, accumulate funds for the future decommissioning of Clinton based on the expected service life of the plant. For the years 1996, 1995 and 1994, IP contributed $3.9 million, $5.0 million and $5.5 million, respectively, to its external nuclear decommissioning trust funds. The balances in these nuclear decommissioning funds at December 31, 1996, and 1995 were $41.4 million and $32.7 million, respectively. Decommissioning funds are recorded as assets on the balance sheet. A decommissioning liability approximately equivalent to trust assets was also recorded. IP recognizes earnings and expenses from the trust fund as changes in its assets and liabilities relating to these funds.

The Financial Accounting Standards Board (FASB) is reviewing the accounting for closure and removal costs of long-lived assets. Changes to current electric utility industry accounting practices for decommissioning may result in recording the estimated total cost for decommissioning as a liability and an increase to plant balances, depreciating the increased plant balances, and reporting trust fund income from the external decommissioning trusts as investment income rather than as a reduction to decommissioning expense.
Based on current information, IP believes that these changes will not have an adverse effect on results of operations due to existing and anticipated future ability to recover decommissioning costs through rates.

In 1992, the ICC entered an order in which it expressed concern that IP take all reasonable action to ensure that Soyland contributes its ownership share of the current or any revised estimate of decommissioning costs. The order also states that if IP becomes liable for decommissioning expenses attributable to Soyland, the ICC will then decide whether that expense should be the responsibility of IP shareholders or its customers. If Soyland were to fail to meet these or other obligations related to its ownership of Clinton, then IP could become liable for such payments. (See sub-caption "Soyland" under Contingencies below.)

Under the Nuclear Waste Policy Act of 1982, the Department of Energy (DOE) is responsible for the permanent storage and disposal of spent nuclear fuel. The DOE currently charges one mill ($0.001) per net kilowatt-hour (one dollar per MWH) generated and sold for future disposal of spent fuel. IP is recovering these charges through rates. In 1996, the D.C. Circuit Court of Appeals issued an order, at the behest of nuclear-owning utilities and state regulatory agencies, confirming DOE's unconditional obligation to take responsibility for spent nuclear fuel commencing in 1998, even if it has no permanent repository at that time. Notwithstanding this decision, which the DOE did not appeal, the DOE has indicated to all nuclear utilities that it may experience delay in performance. The impact of any such delay on IP will depend on many factors, including the duration of such delay and the cost and feasibility of interim, on-site storage.

Environmental Matters

Clean Air Act         In August 1992, IP announced that it had suspended
construction of two scrubbers at the Baldwin Power Station (Baldwin). At December 31, 1996, approximately $24 million in costs for the suspended Baldwin program continue to be carried by IP as plant held for future use.

To comply with the sulfur dioxide (SO2) emission reduction requirements of Phase I (1995-1999) of the 1990 Clean Air Act Amendments, IP continues to purchase emission allowances. An emission allowance is the authorization by the United States Environmental Protection Agency (U.S. EPA) to emit one ton of SO2. The ICC approved IP's Phase I Clean Air Act compliance plan in September 1993, and IP is continuing to implement that plan. IP has acquired sufficient emission allowances to meet most of its anticipated needs for 1997 and will purchase the remainder on the spot market. In 1993, the Illinois General Assembly passed and the governor signed legislation authorizing, but not requiring, the ICC to permit expenditures and revenues from emission allowance purchases and sales to be included in rates charged to customers as a cost of fuel. In December 1994, the ICC approved the recovery of emission allowance costs through the Uniform Fuel Adjustment Clause. IP's compliance plan will defer, until at least 2000, any need for scrubbers or other capital projects associated with SO2 emission reductions. Phase II (2000 and beyond) SO2 emission requirements of the Clean Air Act could require additional actions and may result in capital expenditures and the purchase of emission allowances.

To comply with the Phase I nitrogen-oxide (NOx) emission reduction requirements of the acid rain provisions of the Clean Air Act, IP installed low-NOx burners at Baldwin Unit 3 and Vermilion Unit 2. On November 29, 1994, the Phase I NOx rules were remanded to the U.S. EPA. On April 13, 1995, the U.S. EPA reinstated, with some modifications, the Phase I NOx rules effective January 1, 1996. IP was positioned to comply with these revised rules without additional modifications to any of its generating plants.

The U.S. EPA issued revised Phase II NOx emission limits on December 10, 1996. IP has prepared a Phase II Compliance Plan. Litigation over the scope and legality of these Phase II NOx limits precludes a precise quantification of anticipated capital cost for compliance; however, capital expenditures for IP's NOx program, which includes upgrading two air heaters at Baldwin, are expected to be $100 million prior to the year 2000.

IP is monitoring the development of several emerging clean air compliance issues which could have a significant impact on its fossil-fueled generating plants. These issues include global climate change (theorized to result from emissions of "greenhouse gases" such as carbon dioxide), controls on "hazardous air pollutants," potential requirements to further reduce NOx emissions from IP plants to help achieve compliance with the air quality standards in the St. Louis and Chicago metropolitan areas and new standards for fine particulates, ozone and SO2. Compliance with potential new regulations in these areas may require significant additional expenditures after 2000.

Manufactured-Gas Plant (MGP)         IP's estimated liability for MGP site
remediation is $69 million. This amount represents IP's current best estimate of the costs that it will incur in remediation of the 24 MGP sites for which it is responsible. Because of the unknown and unique characteristics at each site, IP cannot presently determine its ultimate liability for remediation of the sites.

IP is currently recovering MGP site remediation through tariff riders approved by the ICC. Accordingly, IP has recorded a regulatory asset on its balance sheet totaling $69 million as of December 31, 1996. Management expects that cleanup costs will be fully recovered from IP's customers.

To offset the burden imposed on its customers, IP has initiated litigation against a number of insurance carriers. Any settlement proceeds or damages recovered from the carriers will be credited to IP's customers through the tariff rider mechanism which the ICC previously approved.

Electric and Magnetic Fields (EMF)       The possibility that exposure to EMF
emanating from power lines, household appliances and other electric sources may result in adverse health effects continues to be the subject of litigation and governmental, medical and media attention. Litigants have also claimed that EMF concerns justify recovery from utilities for the loss in value of real property exposed to power lines, substations and other such sources of EMF. The National Research Council (Council) of the National Academy of Sciences released a report in 1996 which concluded there is "no conclusive and consistent evidence" that exposure to residential EMF presents a health hazard. The Council's conclusion is based on a review of more than 500 studies conducted worldwide over the last 17 years. Additional research is being conducted to attempt to resolve continuing scientific uncertainties.
It is too soon to tell what, if any, impact these actions may have on IP's consolidated financial position.

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

Accounts Receivable   IP sells electric energy and natural gas to residential,
commercial and industrial customers throughout Illinois. At December 31, 1996, 68%, 20% and 12% of Accounts receivable - Service were from residential, commercial and industrial customers, respectively. IP maintains reserves for potential credit losses and such losses have been within management's expectations.

Contingencies

Soyland    IP and Soyland have entered into an agreement to transfer Soyland's
13.2% ownership of Clinton to IP contingent on approval by the NRC. The NRC is expected to act on IP's request during the first quarter of 1997.

IP and Soyland have renegotiated the existing Power Coordination Agreement. This agreement is expected to result in a reduction of rates for Soyland while IP will be assured a long-term sales agreement for 10 to 20 years. IP is expected to file with FERC a request for approval of this agreement in February 1997.

FERC Audit       In 1996 FERC conducted an audit of IP's financial books and records for the years 1992 through 1995 and preliminarily identified a number of issues. IP responded to the issues raised. FERC has taken no action regarding disposition of these matters. At this time, the outcome of the audit cannot be determined; however, management does not expect that resolution of the audit will have a material adverse effect on IP's consolidated financial position or results of operations.

IRS Audit     The Internal Revenue Service is currently auditing IP's federal income tax returns for the years 1991 through 1993. At this time, the outcome of the audit cannot be determined; however, management does not expect that the results will have a material adverse effect on IP's consolidated financial position or results of operations. For a detailed discussion of income taxes, see "Note 6 - Income Taxes" of the "Notes to Consolidated Financial Statements."

Note 4 - Lines of Credit and Short-Term Loans
IP has total lines of credit represented by bank commitments amounting to $354 million, all of which were unused at December 31, 1996. These lines of credit are renewable in May 1997, August 1997 and May 2001. These bank commitments support the amount of commercial paper outstanding at any time, limited only by the amount of unused bank commitments, and are available to support other IP activities.

IP pays facility fees up to .15% per annum on $350 million of the total lines of credit, regardless of usage. The interest rate on borrowings under these agreements is, at IP's option, based upon the lending banks' reference rate, their Certificate of Deposit rate, the borrowing rate of key banks in the London interbank market or competitive bid.

IP has letters of credit totaling $206 million and pays fees up to .45% per annum on the unused amount of credit.

In addition, IP and IP Fuel Company have a short-term financing option to obtain funds not to exceed $30 million. IP and IP Fuel Company pay no fees for this uncommitted facility and funding is subject to availability upon request.

For the years 1996, 1995, and 1994, IP had short-term borrowings consisting of bank loans, commercial paper, extendible floating rate notes and other short-term debt outstanding at various times as follows:

------------------------------------------------------------------------------
(Millions of dollars, except rates)		             1996		     1995		     1994
------------------------------------------------------------------------------
Short-term borrowings
	at December 31,	                              $	310.0	   $ 	359.6  	$ 	238.8
Weighted average interest
	rate at December 31,		                            5.7%	      	6.0%		     6.2%
Maximum amount outstanding
	at any month end	                             $	310.0 	    $ 	359.6	 $ 	238.8
Average daily borrowings
	outstanding during
	the year	                                     $	261.9	    $ 	306.5  	$	165.4
Weighted average interest
	rate during the year		                            5.6%        	6.2%	     4.6%
------------------------------------------------------------------------------

Interest rate cap agreements are used to reduce the potential impact of increases in interest rates on floating-rate debt. IP's three variable rate interest rate cap agreements cover up to $289 million of commercial paper. These agreements entitle IP to receive from a counterparty on a monthly basis the amount, if any, by which IP's interest payments on a nominal amount of commercial paper exceed the interest rate set by the cap. On December 31, 1996, the cap rates were set at 6.0%, 6.25% and 7.0% while the current market rate available to IP was 5.7%.

Note 5 - Facilities Agreements
IP and Soyland share ownership of Clinton, with IP owning 86.8% (ownership share under negotiation - see sub-caption "Soyland" of "Note 3 - Commitments and Contingencies" of the "Notes to Consolidated Financial Statements" for additional information) and Soyland owning 13.2%. Agreements between IP and Soyland provide that IP has control over construction and operation of the generating station, that the parties share electricity generated in proportion to their ownership interests and that IP will have certain obligations to provide replacement power to Soyland if IP ceases to operate or reduces output from Clinton.

Under the provisions of a Power Coordination Agreement (PCA) between Soyland and IP dated October 5, 1984, as amended, IP is required to provide Soyland with 12.0% (436 megawatts) of the electrical capacity from its fossil-fueled generating plants until the agreement expires or is terminated. This is in addition to the capacity Soyland receives as an owner of Clinton. IP is compensated with capacity charges and for energy costs and variable operating expenses. IP transmits energy for Soyland through IP's transmission and subtransmission systems. Under provisions of the PCA, Soyland has the option of participating financially in major capital expenditures at the fossil-fueledplants, such as those needed for Phase II Clean Air Act compliance, to the extent of its capacity entitlement with each party bearing its own direct capital costs, or by having the costs treated as plant additions and billed to Soyland in accordance with other billing provisions of the PCA. At any time after December 31, 2004, either IP or Soyland may terminate the PCA by giving not less than seven years prior written notice to the other party. The party to whom termination notice has been given may designate an earlier effective date of termination which shall be not less than 12 months after receiving notice. See "Note 3 -- Commitments and Contingencies" of the "Notes to Consolidated Financial Statements" for discussion of the Clean Air Act.

Note 6 - Income Taxes

Deferred tax assets and liabilities were comprised of the following:

                                                   Balances as of December 31,
------------------------------------------------------------------------------
(Millions of dollars)    				                         1996		         1995
------------------------------------------------------------------------------
Deferred tax assets:
------------------------------------------------------------------------------
Current:
	Misc. book/tax recognition differences		           $	7.7          	$	26.1
------------------------------------------------------------------------------
Noncurrent:
	Depreciation and other property related		           42.0		           45.5
	Alternative minimum tax				                        198.5	          	184.1
	Tax credit and net operating loss
	   carryforward				                                 32.8		           32.4
	Unamortized investment tax credit			               120.9	          	126.1
	Misc. book/tax recognition differences			           65.8             59.4
------------------------------------------------------------------------------
					                                               460.0            447.5
------------------------------------------------------------------------------
	   Total deferred tax assets     		             	$	467.7            473.6
==============================================================================

Deferred tax liabilities:
------------------------------------------------------------------------------
Current:
	Misc. book/tax recognition differences		          $	11.3	           $	6.5
------------------------------------------------------------------------------
Noncurrent:
	Depreciation and other property related	        	1,350.1	        	1,303.5
	Deferred Clinton costs				                          58.2	           	60.1
	Misc. book/tax recognition differences			           99.7	          	103.0
------------------------------------------------------------------------------
				                                             	1,508.0		        1,466.6
------------------------------------------------------------------------------
	   Total deferred tax liabilities			           $	1,519.3       	$	1,473.1
==============================================================================

Income taxes included in the Consolidated Statements of Income consist of the following components:


                                                      Years Ended December 31,
------------------------------------------------------------------------------
(Millions of dollars)		                            1996		      1995		    1994
------------------------------------------------------------------------------
Current taxes-
	Included in operating
	   expenses and taxes	                         $	79.2	     $ 	98.6	   $	58.3
	Included in other income
	   and deductions		                             (14.5)	 	    (20.3)	      	-
------------------------------------------------------------------------------
	   Total current taxes 	 	                       64.7		       78.3	 	   58.3
------------------------------------------------------------------------------
Deferred taxes-
	Included in operating
	expenses and taxes
	   Property related differences		                60.4		       62.2	    	60.0
	   Alternative minimum tax		                      1.1	        	2.9		   (50.4)
	   Gain/loss on reacquired debt		                (1.6)		      (1.9)      		-
	   Net operating loss
	      carryforward		                                -		        (.2)		   62.0
	   Enhanced retirement
	      and severance		                             2.6		      (15.0)	      	-
	   Misc. book/tax recognition
	      differences		                               6.1		      (13.9)		   (7.8)
	   Internal Revenue Service
	      interest on tax issues	                      	-		          -		     7.5
	Included in other income
	and deductions
	   Property related differences		                10.2	        	9.7	    	10.0
	   Net operating loss
	      carryforward		                                -		          -		   (17.4)
	   Misc. book/tax recognition
	      differences		                               1.7          2.2       1.9
------------------------------------------------------------------------------
	   Total deferred taxes		                        80.5         46.0      65.8
-------------------------------------------------------------------------------
Deferred investment
tax credit-net
	Included in operating
	   expenses and taxes		                          (7.3)		      (6.9)		  (11.3)
	Included in other income
	   and deductions	                                 	-		          -		     (.3)
------------------------------------------------------------------------------
	   Total investment tax credit		                  (7.3)		      (6.9)	 	(11.6)
------------------------------------------------------------------------------
Total income taxes	                             $	137.9       $ 117.4 $ 112.5
==============================================================================

The reconciliations of income tax expense to amounts computed by applying the statutory tax rate to reported pretax results for the period are set below:

                                                      Years Ended December 31,
------------------------------------------------------------------------------
(Millions of dollars)    		                         1996		    1995     		1994
------------------------------------------------------------------------------
Income tax expense at the
	federal statutory tax rate	                     $	128.3   $ 105.0    $ 102.5
Increases/(decreases) in taxes
resulting from-
	State taxes,
	   net of federal effect		                         	13.7      14.0      13.8
	Investment tax credit
	   amortization		                                  (7.3)		   (6.9)    		(7.8)
Depreciation not normalized		                        9.4		     7.4		      4.3
Interest expenses on preferred securities           (6.9)     (3.7)       (.9)
Other-net		                                           .7       1.6         .6
------------------------------------------------------------------------------
Total income taxes	                              $	137.9   $ 117.4    $ 112.5
==============================================================================

Combined federal and state effective income tax rates were 37.6%, 39.1% and 38.4% for the years 1996, 1995 and 1994, respectively.

IP is subject to the provisions of the Alternative Minimum Tax System
(AMT). As a result, IP has an AMT credit carryforward at December 31, 1996, of approximately $198.5 million. This credit can be carried forward indefinitely to offset future regular income tax liabilities in excess of the tentative minimum tax.

The Internal Revenue Service is currently auditing IP's consolidated federal income tax returns for the years 1991 through 1993. At this time, the outcome of the audit cannot be determined. However, the results of the audit are not expected to have a material adverse effect on IP's consolidated financial position or results of operations.

Note 7 - Capital Leases

Illinois Power Fuel Company (Fuel Company), which is 50% owned by IP, was formed in 1981 for the purpose of leasing nuclear fuel to IP for Clinton. Lease payments are equal to the Fuel Company's cost of fuel as consumed (including related financing and administrative costs). Billings under the lease agreement during 1996, 1995 and 1994 were $35 million, $41 million and $52 million, respectively, including financing costs of $5 million, $7 million and $7 million, respectively. IP is obligated to make subordinated loans to the Fuel Company at any time the obligations of the Fuel Company that are due and payable exceed the funds available to the Fuel Company. IP has an obligation for nuclear fuel disposal costs of leased nuclear fuel. See
"Note 3 -- Commitments and Contingencies" of the "Notes to Consolidated Financial Statements" for discussion of decommissioning and nuclear fuel disposal costs. Nuclear fuel lease payments are included with Fuel for electric plants on IP's Consolidated Statements of Income.

At December 31, 1996 and 1995, current obligations under capital lease for nuclear fuel are $36.9 million and $33.3 million, respectively.

Over the next five years estimated payments under capital leases are as follows:

--------------------------------------------------
                             (Millions of dollars)
--------------------------------------------------
   1997				                        	$	39.7
   1998		                         				28.5
   1999                        						 18.6
   2000	                         					11.6
   2001	                          					5.1
   Thereafter                    						2.6
-------------------------------------------------
							                              106.1
Less: Interest						                   9.7
-------------------------------------------------
	Total					                         $	96.4
=================================================


Note 8 - Long-Term Debt


                                                          (Millions of dollars)
-------------------------------------------------------------------------------
December 31,				                                              1996		      1995
First mortgage bonds-
	5.85%	series due 1996			                                     $	-	      $	40.0
	61/2 %series due 1999			                                     	72.0		     72.0
	6.60%	series due 2004 (Pollution Control Series A)				         6.5		      6.8
	7.95%	series due 2004				                                     72.0		     72.0
	6%	series due 2007 (Pollution Control Series B)				           18.7	     	18.7
	75/8%	series due 2016 (Pollution Control Series F, G and H)		150.0    		150.0
	8.30%	series due 2017 (Pollution Control Series I)				        33.8	     	33.8
	73/8%	series due 2021 (Pollution Control Series J)				        84.7	     	84.7
	83/4%	series due 2021				                                     57.1		    120.0
	5.70%	series due 2024 (Pollution Control Series K)				        35.6	     	35.6
	7.40%	series due 2024 (Pollution Control Series L)				        84.1		     84.1
------------------------------------------------------------------------------
	Total first mortgage bonds				                               614.5    		717.7
------------------------------------------------------------------------------
New mortgage bonds-
	61/8%	series due 2000				                                     40.0	     	40.0
	5.625%series due 2000				                                    110.0    		110.0
	61/2%	series due 2003				                                    100.0	    	100.0
	63/4%	series due 2005			                                     	70.0     		70.0
	8%	series due 2023			                                       	229.0    		235.0
	71/2%	series due 2025				                                    177.0    		200.0
	Adjustable rate series due 2028 (Pollution Control
     Series M, N and O)				                                   111.8    		111.8
------------------------------------------------------------------------------
	Total new mortgage bonds				                                 837.8    		866.8
------------------------------------------------------------------------------
	Total mortgage bonds				                                    1,452.3 		1,584.5
------------------------------------------------------------------------------
Medium-term notes, series A				                                 78.5   		100.0
Variable rate long-term debt due 2017				                       75.0    		75.0
------------------------------------------------------------------------------
	Total other long-term debt				                                153.5   		175.0
------------------------------------------------------------------------------
					                                                        1,605.8 		1,759.5

Unamortized discount on debt			                               	(18.1)  		(20.3)
------------------------------------------------------------------------------
	Total long-term debt excluding capital lease obligations				1,587.7 		1,739.2
	Obligations under capital leases				                           96.4		    95.1
------------------------------------------------------------------------------
					                                                        1,684.1	 	1,834.3

Long-term debt and lease obligations maturing within
   one year                                                				(47.7)  		(95.0)
-------------------------------------------------------------------------------
	Total long-term debt		                                   	$	1,636.4	$	1,739.3
===============================================================================

In 1996, a total of $62.9 million of 83/4% First Mortgage Bonds due 2021 was purchased at various times on the open market. In April 1996, $23.0 million of 71/2% New Mortgage Bonds due 2025 was purchased on the open market. In June 1996, $6.0 million of 8% New Mortgage Bonds due 2023 was purchased on the open market.

In 1989 and 1991, IP issued a series of fixed rate medium-term notes. At December 31, 1996, the maturity dates on these notes ranged from 1997 to 1998 with interest rates ranging from 9% to 9.31%. Interest rates on variable rate long-term debt due 2017 are adjusted weekly and ranged from 3.0% to 3.3% at December 31, 1996.

For the years 1997, 1998, 1999, 2000 and 2001, IP has long-term debt maturities and cash sinking fund requirements in the aggregate of (in millions) $10.8, $68.8, $72.8, $150.8 and $.8, respectively. These amounts exclude capital lease requirements. See "Note 7 - Capital Leases" of the "Notes to Consolidated Financial Statements." Certain supplemental indentures to the First Mortgage require that IP make annual deposits, as a sinking and property fund, in amounts not to exceed $1.8 million in each of the years 1997 through 2001. These amounts are subject to reduction and historically have been met by pleding property additions, as permitted by the First Mortgage.

At December 31, 1996, the aggregate total of unamortized debt expense and unamortized loss on reacquired debt was approximately $105.3 million.

IP's First Mortgage Bonds are secured by a first mortgage lien on substantially all of the fixed property, franchises and rights of IP with certain minor exceptions expressly provided in the First Mortgage. In 1992, the Board authorized a new general obligation mortgage, which is intended to replace the First Mortgage. IP anticipates that during 1997 the 1943 mortgage will be amended to be consistent with the 1992 mortgage. Bonds issued under the New Mortgage were secured by a corresponding issue of First Mortgage Bonds under the First Mortgage. The remaining balance of net bondable additions at December 31, 1996, was approximately $1.5 billion.

Note 9 - Preferred Stock


                                                         (Millions of dollars)
------------------------------------------------------------------------------
December 31,					                                          1996		      1995

Serial Preferred Stock, cumulative,
    $50 par value-
Authorized 5,000,000 shares; 1,221,700 and 1,356,800
    shares outstanding, respectively
	     Series	    Shares	   Redemption Prices
     	4.08%	    300,000	        $	51.50                  	$	15.0     	$	15.0
     	4.26%	    150,000	         	51.50	                    	7.5	       	7.5
     	4.70%	    200,000         		51.50                   		10.0      		10.0
     	4.42%	    150,000         		51.50	                    	7.5	       	7.5
     	4.20%	    180,000		         52.00	                    	9.0       		9.0
     	7.75%	    241,700		         50.00 after July 1, 2003		12.1		      18.8
     	Net premium on preferred stock			                      	.2		        .2
-----------------------------------------------------------------------------
	Total Preferred Stock, $50 par value		                  $	 61.3	     $	68.0
-----------------------------------------------------------------------------
Serial Preferred Stock, cumulative,
      without par value-
Authorized 5,000,000 shares; 698,200 and 1,152,550
      shares outstanding, respectively
	    Series	   Shares	      Redemption Prices
      	A	      698,200	         $	50.00		                $	34.9	      $	37.1
      	B	         -		               -			                      -		       20.5
-----------------------------------------------------------------------------
	Total Preferred Stock, without par value	              	$	34.9	      $	57.6
-----------------------------------------------------------------------------
Preference Stock, cumulative,
      without par value-
Authorized 5,000,000 shares; none outstanding				             -		          -
------------------------------------------------------------------------------
	Total Serial Preferred Stock, Preference Stock and
         Preferred Securities                            	$	96.2	     $	125.6
==============================================================================
Company Obligated Mandatorily Redeemable Preferred
Securities of:
Illinois Power Capital, L.P.
Monthly Income Preferred Securities, cumulative,
         $25 liquidation preference-
3,880,000 shares authorized and outstanding		           $	97.0	       $	97.0
Illinois Power Financing I
Trust Originated Preferred Securities, cumulative,
          $25 liquidation preference-
4,000,000 shares authorized and outstanding			           100.0		           -
-----------------------------------------------------------------------------

	Total Mandatorily Redeemable Preferred
               Stock                                   $	197.0	        $	97.0
=============================================================================

Serial Preferred Stock ($50 par value) is redeemable at the option of IP in whole or in part at any time with not less than 30 days and not more than 60 days notice by publication.

Quarterly dividend rates for Serial Preferred Stock, Series A, are determined based on market interest rates of certain U.S. Treasury securities. Dividends paid in 1996 and 1995 were $.75 per quarter. The dividend rate for any dividend period will not be less than 6% per annum or greater than 12% per annum applied to the liquidation preference value of $50 per share.

Illinois Power Capital, L.P. is a limited partnership in which IP serves as a general partner. Illinois Power Capital issued (1994) $97 million of tax-advantaged monthly income preferred securities (MIPS) at 9.45% (5.67% after-tax rate) with a liquidation preference of $25 per share. IP consolidates the accounts of Illinois Power Capital.

Illinois Power Financing I (IPFI) is a statutory business trust in which IP serves as sponsor. IPFI issued $100 million of trust originated preferred securities (TOPrS) at 8% (4.8% after-tax rate) in January 1996. IPFI issued the TOPrS and invested the proceeds in an equivalent amount of IP subordinated debentures due in 2045. IP used the proceeds to repay short-term indebtedness on varying dates on or before March 1, 1996. IP incurred the indebtedness in December 1995, to redeem $95.3 million (principal value) of higher-cost outstanding preferred stock of IP.

On April 15, 1996, IP issued a notice of redemption to all holders of its Adjustable Rate Series B Preferred Stock. All 410,250 shares outstanding were redeemed on May 15, 1996, at the redemption price of $50 per share.

In 1996, IP redeemed $6.7 million of the 7.75% Serial Preferred Stock, $2.2 million of its Series A Serial Preferred Stock and the remaining $20.5 million of its Series B Serial Preferred Stock. The carrying amount was $.7 million under consideration paid and was recorded in equity and included in Net income applicable to common stock.

Note 10 - Common Stock and Retained Earnings

On May 31, 1994, common shares of IP began trading as common shares of Illinova. Illinova is the sole shareholder of IP common stock.

In 1996, IP repurchased 714,811 shares of its common stock from Illinova.
In 1995, IP repurchased 2,696,086 shares of its common stock from Illinova.
Under Illinois law, such shares may be held as treasury stock and treated as authorized but unissued, or may be cancelled by resolution of the Board of Directors. IP holds the common stock as treasury stock and deducts it from common equity at the cost of the shares.

IP has an Incentive Savings Plan (Plan) for salaried employees. IP's matching contribution is used to purchase Illinova common stock. Under this Plan, 27,545 shares of common stock were designated for issuance at December 31, 1996.

IP has an Incentive Savings Plan for Employees Covered Under a Collective
Bargaining Agreement. IP's matching contribution is used to purchase Illinova common stock. Under this plan, 69,167 shares of common stock were designated for issuance at December 31, 1996.

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

For the year ended December 31, 1996, 69,367 common shares were allocated to salaried employees and 62,975 shares to employees covered under the Collective
Bargaining Agreement through the matching contribution feature of the ESOP arrangement. Under the incentive compensation feature, 83,300 common shares were allocated to employees for the year ended December 31, 1996. During 1996, IP contributed $5.2 million to the ESOP and using the shares allocated method, recognized $1.6 million of expense. Interest paid on the ESOP debt was approximately $1.6 million in 1996 and dividends used for debt services were approximately $2.2 million.

In 1992, the Board of Directors adopted and the shareholders approved a Long-
Term Incentive Compensation Plan (the Plan) for officers or employee members of the Board, but excluding directors who are not officers or employees.
The types of awards that may be granted under the Plan are restricted stock, incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalents and other stock-based awards. The Plan provides that any one or more types of awards may be granted for up to 1,500,000 shares of Illinova's common stock. The following table outlines the activity thus far under this Plan:


--------------------------------------------------------------------------
Year      	Options	       Grant	      Year	      Expiration     	Options
Granted   	Granted       	Price	   Exercisable	     Date	       Exercised
---------------------------------------------------------------------------
1992	      	62,000	     $	23 3/8		      1996       	6/10/01		     38,000
1993	      	73,500     	$	24 1/4	      	1997      	  6/9/02	          	-
1994      		82,650	     $	20 7/8	      	1997	        6/8/03          		-
1995	      	69,300     	$	24 7/8	      	1998       	6/14/04	          	-
1996	      	80,500	     $	29 3/4	      	1999	        2/7/05          		-
============================================================================

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), effective for fiscal years beginning after December 15, 1995. If the accounting provisions of FAS 123 had been adopted as of the beginning of 1996, the effect on 1996 net earnings would have been immaterial. Further, based on current and anticipated use of stock options, it is not envisioned that the impact of FAS 123 accounting provisions would be material in any future period. IP continues to account for its stock options in accordance with Accounting Principle Board Opinion No. 25.

The provisions of Supplemental Indentures to IP's General Mortgage Indenture and Deed of Trust contain certain restrictions with respect to the declaration and payment of dividends. IP was not limited by any of these restrictions at December 31, 1996. Under the Restated Articles of Incorporation, common stock dividends are subject to the preferential rights of the holders of preferred and preference stock.

Note 11 - Pension and Other Benefit Costs

Illinova offers certain benefit plans to the employees of all of its subsidiaries. IP is sponsor and administrator of all the benefit plans.
IP is reimbursed by the other Illinova subsidiaries for their shares of the expenses of the benefit plans. The discussion and values below represent the plans in total, including the amounts attributable to the other subsidiaries.

IP sponsors defined-benefit pension plans covering all officers and employees. Benefits are based on years of service and compensation. IP's funding policy is to contribute annually at least the minimum amount required by government funding standards, but not more than can be deducted for federal income tax purposes.

Pension costs, a portion of which have been capitalized for 1996, 1995 and 1994, include the following components:

                                                      Years Ended December 31,
------------------------------------------------------------------------------
(Millions of Dollars)                               1996       1995      1994
------------------------------------------------------------------------------
Service cost on benefits
 earned during the year                           $ 10.2      $ 10.4    $ 11.9
Interest cost on projected
 benefit obligation                                 26.8        23.6      21.8
Return on plan assets                              (42.2)      (58.3)     (7.9)
Net amortization and deferral                        9.4        29.6     (19.2)
Effect of enhanced retirement
  program                                              -        15.7         -
--------------------------------------------------------------------------------
Net periodic pension cost                        $   4.2      $ 21.0     $ 6.6
================================================================================

The estimated funded status of the plans at December 31, 1996 and 1995, using discount rates of 8.0% and 7.75%, respectively, and future compensation increases of 4.5% was as follows:

                                                  Balances as of December 31,
-----------------------------------------------------------------------------
(Millions of Dollars)                             1996            1995
-----------------------------------------------------------------------------
Acturial present value of:
  Vested benefit obligation                   $ (291.7)       $ (276.8)
-----------------------------------------------------------------------------
  Accumulated benefit obligation                (312.5)         (297.5)
-----------------------------------------------------------------------------
Projected benefit obligation                    (361.5)         (343.6)
Plan assets at fair value                        357.2           331.5
-----------------------------------------------------------------------------
  Funded Status                                   (4.3)          (12.1)
  Unrecognized net (gain)/loss                   (13.8)           (5.1)
  Unrecognized net asset at transition           (30.3)          (34.6)
  Unrecognized prior service cost                 19.3            21.2
-----------------------------------------------------------------------------
Accrued pension cost included in
  accounts payable                            $  (29.1)       $  (30.6)
=============================================================================

The plan's assets consist primarily of common stocks, fixed income securities, cash equivalents and real estate. The acturial present value of accumulated plan benefits at January 1, 1996 and 1995, were $361 million and $258 million, respectively, including vested benefits of $337 million and $239 million, respectively. The pension cost for 1996, 1995 and 1994 was calculated using a discount rate of 7.75%, 8.75% and 7.75%, respectively; future compensation increases of 4.5% for 1996, 1995 and 1994; and a return on assets of 9.5% for 1996, 9.0% for 1995 and 1994. The unrecognized net asset at transition and unrecognized prior service cost are amortized on a straight-line basis over the average remaining service period of employees who are expected to receive benefits under the plan. IP made cash contributions of $6 million in 1996, $2 million and $10 million in 1994.

IP sponsors health care and life insurance benefits for certain retired employees, including their eligible dependents, who attain specified ages and years of service under the terms of the defined-benefit plans. Post-retirement benefits, a portion of which have been capitalized, for 1996 and 1995 included the following components:

                                                   Years Ended December 31,
----------------------------------------------------------------------------
(Millions of Dollars)                              1996            1995
----------------------------------------------------------------------------
Service cost on benefits earned
 during the year                                  $  2.2         $  2.1
Interest cost on projected
 benefit obligation                                  6.1            5.5
Return on plan assets                               (5.9)          (4.7)
Amortization of unrecognized
 transition obligation                               6.4            6.3
Effect of enhanced retirement program                  -            9.5
---------------------------------------------------------------------------
Net periodic postretirement
 benefit cost                                     $  8.8         $ 18.7
===========================================================================

The net periodic postretirement benefit cost in the preceding table includes amortization of the previously unrecognized accumulated postretirement benefit plan obligation, which was $44.2 million and $52.3 million as of January 1, 1996 and 1995, respectively, over 20 years on a straight-line basis.

IP has established two separate trusts for those retirees who were subject to a collectively bargained agreement and all other retirees to fund retiree health care and life insurance benefits. IP's funding policy is to contribute annually an amount at least equal to the revenues collected for the amount of postretirement benefit costs allowed in rates. The plan assets consist of common stocks and fixed income securities at December 31, 1996 and 1995. The estimated funded status of the plans at December 31, 1996 and 1995, using weighted average discount rates of 8.0% and 7.75%, respectively, and a return on assets of 9.0% was as follows:


                                                Balances as of December 31,
----------------------------------------------------------------------------
(Millions of Dollars)                           1996               1995
-----------------------------------------------------------------------------
Accumulated postretirement benefit obligation
  Retirees                                    $ (49.6)           $ (54.5)
  Other fully eligible participants              (3.5)              (3.0)
  Other active plan participants                (28.6)             (27.5)
-----------------------------------------------------------------------------
     Total benefit obligation                   (81.7)             (85.0)
Plan assets at fair value                        34.4               25.6
-----------------------------------------------------------------------------
Funded status                                   (47.3)             (59.4)
Unrecognized transition obligation               41.5               44.2
Unrecognized net (gain)/loss                     (9.2)                 -
-----------------------------------------------------------------------------
Accrued postretirement benefit cost
  included in accounts payable                $ (15.0)           $ (15.2)
=============================================================================

The pre-65 health-care-cost trend rate decreases from 7.3% to 5.5% over nine years and the post-65 health-care-cost trend rate is level at 1.5%. A 1% increase in each future year's assumed health-care-cost trend rates increases the service and interest cost form $8.3 million to $9.3 million and the accumulated postretirement benefit obligation from $81.7 million to $89.6 million.

Enhanced Retirement
In December 1994, IP announced plans for voluntary enhanced retirement programs. During the fourth quarter of 1995, enhanced retirement and severance reduced the number of employees by 492 and 235, respectively. The combined enhanced retirement and severance programs generated pre-tax charges of approximately $26 million and $12 million, respectively, against fourth quarter 1995 earnings.

Note 12 - Segments of Business

Illinois Power Company is a public utility engaged in the generation, transmission, distribution and sale of electric energy, and the distribution, transportation and sale of natural gas. The following is a summary of operations:

                                                                                        (Millions of dollars)
-------------------------------------------------------------------------------------------------------------
                                         1996			                            1995			                           1994
                                                    Total			                          Total			                          Total
                             Electric	   Gas	   Corporation	   Electric	   Gas	   Corporation	   Electric	   Gas	   Corporation
-------------------------------------------------------------------------------------------------------------------------------
Operation information -
	Operating revenues	        $	1,340.5	  $	348.2	$	1,688.7 	  $	1,368.9 	 $	272.5	  	1,641.4	   $	1,287.5	  $	302.0	  $	1,589.5
	Operating expenses,
		excluding provision for
  income taxes		                886.2		   300.5	  1,186.7        946.2		   245.0		  1,191.2	 	     876.1		   274.7		   1,150.8
-------------------------------------------------------------------------------------------------------------------------------
	Pre-tax operating income		     454.3		    47.7		   502.0		       422.7	 	  27.5 		   450.2		      411.4		    27.3		     438.7
	Allowance for funds used
		during construction (AFUDC)     6.3 	      .2       6.5 	         5.5	 	    .5		      6.0	 	       8.9		       .4		      9.3
-------------------------------------------------------------------------------------------------------------------------------
	Pre-tax operating income,
		including AFUDC 	           $	460.6 	  $	47.9    $	508.5      $	428.2 	  $28.0	   $	456.2 	  $	  420.3	    $ 27.7	   $	448.0
-----------------------------------------------                 ------------------              -------------------
	Other deductions, net						                           9.0                              8.1                               11.3
	Interest charges		                                  133.0 						                     148.0 						                       143.9
	Provision for income taxes	                         137.9                            117.4                              112.5
------------------------------------------------------------------------------------------------------------------------------
	Net income			                                       228.6                            182.7                              180.3

 Preferred dividend requirements                     (22.3)                           (23.7)                             (24.9)

	Carrying value over (under)
  consideration paid for redeemed
  preferred stock                                      (.7) 						                     (3.5)				 		                        6.4
-------------------------------------------------------------------------------------------------------------------------------
Net income applicable to common stock					        $  205.6                          $ 155.5                            $ 161.8
===============================================================================================================================
Other information -
	Depreciation	            $	164.0	        $	22.5  	$	186.5 	   $	161.4	    $	21.6	    $	183.0	     $	156.1	    $	21.1	  $	177.2
-------------------------------------------------------------------------------------------------------------------------------
	Capital expenditures	    $ 164.0	        $	23.3	  $	187.3	    $	185.7	    $	23.6	    $	209.3	     $	173.1	    $	20.6	  $	193.7
-------------------------------------------------------------------------------------------------------------------------------
Investment information -
	Identifiable assets*	   $	4,577.1 	      $	481.9	 $	5,059.0	 $4,580.4 	   $	446.3	  $	5,026.7	  $	4,589.0	   $	442.6 		5,031.6
       ------------------------------------------             ---------------------               --------------------
 Nonutility plant and
  other investments                                     14.3                              16.2                             15.2
 Assets utilized for
  overall operations                                   495.2                             524.3                            549.0
-------------------------------------------------------------------------------------------------------------------------------
  Total Assets                                     $ 5,568.5                         $ 5,567.2                         $5,595.8
===============================================================================================================================
*Utility plant, nuclear fuel, materials and supplies, deferred Clinton costs and prepaid and deferred energy costs.


Note 13 - Fair Value of Financial Instruments


                                          			1996    			         1995
---------------------------------------------------------------------------
                                   		Carrying		  Fair	   Carrying	  	Fair
(Millions of dollars)	                Value 		  Value	    Value		   Value
----------------------------------------------------------------------------
Nuclear decommissioning
	trust funds	                       $	41.4	    $	41.4	   $	32.7	   $	32.7
Cash and cash equivalents		           12.5       12.5       4.3       4.3
Mandatorily redeemable
	preferred stock               	     197.0	    	199.3	    	97.0	   	108.2
Long-term debt              	      1,587.7		  1,629.3 		1,739.2 		1,855.8
Notes payable	                       310.0      310.0     359.6     359.6
============================================================================

The following methods and assumptions were used to estimate the fair value of each class of financial instruments listed in the table above:

Nuclear Decommissioning Trust Funds         The fair values of available-for-
sale marketable debt securities and equity investments held by the Nuclear Decommissioning Trust are based on quoted market prices at the reporting date for those or similar investments.

Cash and Cash Equivalents    The carrying amount of cash and cash equivalents
approximates fair value due to the short maturity of these instruments.

Mandatorily Redeemable Serial Preferred Stock and Long-Term Debt
The fair value of mandatorily redeemable preferred stock and long-term debt is estimated based on the quoted market prices for similar issues or by discounting expected cash flows at the rates currently offered for debt of the same remaining maturities.

Notes Payable    The carrying amount of notes payable approximates fair value due to the short maturity of these instruments.

Note 14 - Quarterly Consolidated Financial Information and Common Stock Data (unaudited)

                                                          (Millions of dollars except per common share amounts)
-----------------------------------------------------------------------------------------------------------------
			                                              First Quarter	  Second Quarter	  Third Quarter	  Fourth Quarter
                                                  			1996	            1996	           1996	            1996
-----------------------------------------------------------------------------------------------------------------
Operating revenues	                                $	446.7	         $	365.7	       $	458.4	         $	417.9
Operating income		                                    88.1		           74.9		        133.3		           65.1
Net income		                                          49.1             48.7          100.6             30.2
Net income applicable to common stock		               43.5             42.5           94.8             24.8
Cash dividends declared on common stock               21.2             21.2           21.2             23.5
Cash dividends paid on common stock                   21.2             21.2           21.2             21.2


			                                              First Quarter	  Second Quarter	  Third Quarter	  Fourth Quarter
			                                                  1995	            1995	            1995	           1995
----------------------------------------------------------------------------------------------------------------
Operating revenues	                               $	425.5	         $	344.3	           $	486.1	        $	385.5
Operating income		                                   78.3		           67.1		            137.2		          41.8
Net income		                                         41.7             34.5               98.2             8.3
Net income (loss) applicable to common stock		       35.3             35.1               95.9           (10.8)
Cash dividends declared on common stock              18.9             18.9               18.9            21.2
Cash dividends paid on common stock                  18.9             18.6               18.9            18.9


The 1995 fourth quarter earnings include $(23) million for the enhanced retirement and severance program and $(3.5) million for the carrying amount under consideration paid for redeemed preferred stock.



ILLINOIS POWER COMPANY
SELECTED CONSOLIDATED FINANCIAL DATA
---------------------------------------------------------------------------------------------------------------------------
                                                                                             	(Millions of dollars)
                                                        				1996		      1995		    1994		    1993		      1992		      1986
---------------------------------------------------------------------------------------------------------------------------
Operating revenues
	Electric	                                              $	1,202.9	   $	1,252.6	 $	1,177.5	 $	1,135.6	 $	1,117.9	   $	814.1
	Electric interchange		                                     137.6	      	116.3		    110.0		    130.8		     73.0		     76.6
	Gas	                                                      	348.2		      272.5		    302.0		    314.8		    288.6		    369.7
---------------------------------------------------------------------------------------------------------------------------
	Total operating revenues	                              $	1,688.7   	$	1,641.4	 $	1,589.5	 $	1,581.2	 $	1,479.5  $	1,260.4
--------------------------------------------------------------------------------------------------------------------------
Net income (loss)	                                        $	228.6        182.7      180.3      (56.1)     122.1      292.7
Effective income tax rate		                                  37.6%        39.1%      38.4%     (72.4%)     39.4%      20.5%
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) applicable to common stock	             $	205.6        151.5      161.8      (82.2)      93.2      256.5
Cash dividends declared on common stock                      87.1         77.9       49.1       30.2      105.9      171.1
Cash dividends paid on common stock                          84.8         75.3       60.5       60.5       60.5      168.6
----------------------------------------------------------------------------------------------------------------------------
	Total assets	                                          $	5,568.5      5,567.2    5,595.8    5,445.1    5,331.7    5,622.8*
-----------------------------------------------------------------------------------------------------------------------------
Capitalization
	Common stock equity	                                   $	1,576.1     $1,478.1   $1,466.0   $1,342.8  $ 1,454.0   $1,691.9
	Preferred stock                                             96.2		      125.6		    224.7	 	   303.7		    303.1		    315.2
	Mandatorily redeemable preferred stock               	     197.0		       97.0		    133.0		     48.0		    100.0		    196.0
	Long-term debt               	                           1,636.4		    1,739.3		  1,946.1		  1,926.3		  2,017.4		  2,241.0*
-----------------------------------------------------------------------------------------------------------------------------
	Total capitalization	                                  $	3,505.7     $3,440.0   $3,769.8   $3,620.8  $ 3,874.5   $4,444.1*
-----------------------------------------------------------------------------------------------------------------------------
Embedded cost of long-term debt		                             8.0%		       7.9%		     7.6%		     7.5%		     8.3%	 	    9.1%
------------------------------------------------------------------------------------------------------------------------------
Retained earnings (deficit)	                              $	245.9        129.6       51.1      (71.0)      41.0      481.2
------------------------------------------------------------------------------------------------------------------------------
Capital expenditures	                                     $	187.3	     $	209.3	   $	193.7 	  $	277.7	   $	244.4	   $	710.1
Cash flows from operations	                               $	443.4        473.7      280.2      396.6      374.5      212.3
AFUDC as a percent of earnings applicable to common stock		   3.2%		       3.9%		     5.7%		    N/A			      5.6%		    85.5%
Return on average common equity		                            12.0%	       	9.9%		    11.4%		   (6.0)%		     6.5%		    15.9%
Ratio of earnings to fixed charges		                         3.40         2.77        2.73       .80       2.02       2.57
-------------------------------------------------------------------------------------------------------------------------------

* Restated for the effect of capitalized nuclear fuel lease.



ILLINOIS POWER COMPANY
SELECTED STATISTICS

                                                 				1996		    1995		    1994		    1993	  	  1992  		  1986
------------------------------------------------------------------------------------------------------------
Electric Sales in KWH (Millions)
Residential		                                        4,782		   4,754		    4,537		  4,546		   4,138		   4,198
Commercial	                                         	3,894		   3,804	    	3,517		  3,246		   3,055		   2,821
Industrial		                                         8,493		   8,670		    8,685		  8,120		   8,083		   7,341
Other		                                                367		     367		      536		    337		     466		     875
-------------------------------------------------------------------------------------------------------------
	Sales to ultimate consumers		                      17,536		  17,595		  17,275		  16,249		  15,742		  15,235
Interchange	                                        	5,454		   4,444		   4,837		   6,015		   2,807		   2,726
Wheeling	                                             	928	     	642		     622		     569		     402		       -
-------------------------------------------------------------------------------------------------------------
	Total electric sales		                             23,918	  	22,681	  	22,734		  22,833		  18,951		  17,961
-------------------------------------------------------------------------------------------------------------
Electric Revenues (Millions)
Residential	                                         $	483	    $	500	   $	471	    $	463	    $	435	    $	293
Commercial		                                           318		     321		    295		     269		     263		     187
Industrial		                                           360		     392		    378		     360		     381		     290
Other		                                                 38	      	37		     30		      40		      38		      44
------------------------------------------------------------------------------------------------------------
	Revenues from ultimate consumers		                  1,199		   1,250		  1,174		   1,132		   1,117		     814

Interchange	                                          	138		     116		    110		     131		      73		      77
Wheeling		                                               4		       3		      3		       3		       1		       -
------------------------------------------------------------------------------------------------------------
	Total electric revenues	                          $	1,341  	$	1,369	 $	1,287	  $	1,266	  $	1,191	     	891
------------------------------------------------------------------------------------------------------------
Gas Sales in Therms (Millions)
Residential		                                          427		     356		    359		     371		     339		     357
Commercial		                                           177		     144		    144		     148		     138		     161
Industrial		                                            99		      88		     81		      78		      136		    198
------------------------------------------------------------------------------------------------------------
	Sales to ultimate consumers		                         703		     588		    584		     597		     613		     716

Transportation of customer-owned gas		                 251		     273		    262		     229		     204		     253
------------------------------------------------------------------------------------------------------------
	Total gas sold and transported		                      954	     	861		    846		     826		     817		     969

Interdepartmental sales		                                9		      21		      5		       7		      12		       1
-------------------------------------------------------------------------------------------------------------
	Total gas delivered		                                 963		     882		    851		     833		     829		     970
-------------------------------------------------------------------------------------------------------------
Gas Revenues (Millions)
Residential	                                         $	216	    $	173	   $	192	     $	200	   $	181	    $	206
Commercial		                                            79		      60		     66		       68		     61		      78
Industrial		                                            40		      24		     31		       34		     37		      73
-------------------------------------------------------------------------------------------------------------
	Revenues to ultimate consumers	  	                    335		     257		    289		      302		    279		     357

Transportation of customer-owned gas		                   7		       8		      9		        8		      7		      11
Miscellaneous	                                          	6		       7		      4		        5		      3		       2
------------------------------------------------------------------------------------------------------------
	Total gas revenues	                                 $	348	    $	272	   $	302	     $	315	   $	289	    $	370
------------------------------------------------------------------------------------------------------------
System peak demand (native load) in kw (thousands)		 3,492	   	3,667	  	3,395		    3,415		  3,109		   3,176
Firm peak demand (native load) in kw (thousands)		   3,381		   3,576		  3,232		    3,254		  2,925		   2,949
Net generating capability in kw (thousands)		        4,148		   3,862		  4,121		    4,045		  4,052		   3,397
-------------------------------------------------------------------------------------------------------------
Electric customers (end of year)		                 549,957	 	529,966		553,869		  554,270		549,391		 540,595
Gas customers (end of year)		                      389,223		 374,299		388,170		  394,379		386,261		 383,201
Employees (end of year)		                            3,635	   	3,559		  4,350		    4,540		  4,624		   4,593
------------------------------------------------------------------------------------------------------------
Illinois Power  500 South 27th Street, Decatur, Illinois 62525
http://www.illinova.com



